

OLD REPUBLIC INTERNATIONAL CORPORATION

Managing for the Long Run

Annual Report
Form 10-K
Proxy Statement

2023

Contents

Form 10-K Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, including:

Item 1 – Business Discussion
Item 1A – Discussion of Risk Factors
Item 1B through Item 5
Item 7 – Management Analysis of Financial Position and Results of Operations
Item 8 – Financial Statements and Supplementary Data
        – Report of Independent Registered Public Accounting Firm
        – Management's Responsibility for Financial Statements
Item 9A – Discussion of Management's Controls and Procedures
Item 9B – Other Information

Notice of Annual Meeting of the Shareholders and Proxy Statement

This document is not intended to represent a solicitation or offer to buy or sell the Corporation's securities.

[THIS PAGE INTENTIONALLY LEFT BLANK]

2023 Annual Report to the Shareholders

(To be read in conjunction with the accompanying Form 10-K Annual Report to the Securities and Exchange Commission)

About Us

Our **MISSION** is to provide quality insurance security and related services to businesses, individuals, and public institutions, and be a dependable long-term steward of the trust that policyholders, shareholders, and other important stakeholders place in us.

Old Republic traces its beginnings to 1923, although several acquired subsidiaries began operations much earlier. We are primarily a commercial lines underwriter serving the insurance needs of a large number of organizations, including many of North America's leading industrial and financial services institutions.

Our subsidiaries actively market, underwrite, and provide risk management services for a wide variety of coverages, mostly in the general and title insurance fields. The breadth of coverages ensures wide diversification and dispersion of risks. Additionally, Old Republic's companies focus only on carefully selected major sectors of the North American economy that are not uniformly exposed to the same business cycles. Old Republic operates in a decentralized manner that emphasizes specialization by type of insurance coverage, industry, and economic sector. Old Republic's general insurance business ranks among the nation's 50 largest, while our title insurance business is the third largest in its industry.

Old Republic is one of the nation's 50 largest shareholder-owned insurance businesses. We are a member of the *Fortune 500* listing of America's largest companies. ORI's performance reflects an entrepreneurial spirit, a necessary long-term orientation in the management of our business, and a corporate culture that promotes accountability and encourages the taking of prudent business risks.

A summary below shows our Book Value Annual Compound Total Return and Market Value Annual Compound Total Return alongside two market indices.

	ORI Book Value Annual Compound Total Return (1)	ORI Market Value Annual Compound Total Return (2)	S&P 500 Index Annual Compound Total Return	S&P P&C Insurance Index Annual Compound Total Return
Ten Years 2014 – 2023	12.1%	12.6%	12.0%	13.5%

(1) Calculated as the sum of the annual change in book value per share, plus cash dividends.
(2) Calculated as the sum of the annual change in market value per share, assuming cash dividends are reinvested on a pretax basis in shares when paid.

The table at the end of the 2023 Annual Report Letter shows these returns, tracked back to 1968 (the year before ORI became an insurance holding company). We evaluate our performance based on 10-year trends, as these likely encompass one or two economic and/or insurance underwriting cycles.

According to the most recent edition of *Mergent's Dividend Achievers*, Old Republic is 58th among 111 publicly held companies, out of thousands considered, that have posted at least 25 consecutive years of annual dividend growth. Moreover, Old Republic has paid a cash dividend without interruption since 1942 (83 years), and it has raised the annual cash dividend pay-out for each of the past 43 years.

Managing for the Long Run

Old Republic International Corporation
Ten-Year Financial Highlights

(All amounts, except per share data, are expressed in millions)

	2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Financial Position Summary										
Cash and fixed income securities	$ 13,375.4	$ 12,688.7	$ 11,399.6	$ 11,365.1	$ 10,381.5	$ 9,683.0	$ 10,145.9	$ 9,973.1	$ 9,366.7	$ 9,163.4
Equity securities	2,660.8	3,220.9	5,302.8	4,054.8	4,030.5	3,380.9	3,265.5	2,896.1	1,987.8	2,011.7
Other invested assets	151.3	138.0	116.5	115.3	115.4	123.4	124.9	126.5	120.9	116.4
Reinsurance balances recoverable	5,951.4	5,588.0	4,943.4	4,362.8	3,823.9	3,484.5	3,371.8	3,231.5	3,183.6	3,422.5
Prepaid federal income taxes	-	-	-	-	-	129.8	114.3	82.4	63.3	45.7
Other assets	4,362.3	3,523.7	3,219.4	2,917.0	2,724.9	2,525.5	2,380.9	2,281.7	2,379.1	2,216.8
Total assets	$ 26,501.4	$ 25,159.4	$ 24,981.8	$ 22,815.2	$ 21,076.3	$ 19,327.1	$ 19,403.5	$ 18,591.6	$ 17,101.6	$ 16,976.9
Policy liabilities	$ 3,193.1	$ 2,970.0	$ 2,750.1	$ 2,593.1	$ 2,419.2	$ 2,303.5	$ 2,176.3	$ 2,035.0	$ 1,945.1	$ 1,832.7
Loss and loss adjustment expense reserves	12,538.2	12,221.5	11,425.5	10,671.0	9,929.5	9,471.2	9,237.6	9,206.0	9,120.1	9,122.0
Debt	1,591.2	1,597.0	1,588.5	966.4	974.0	981.4	1,448.7	1,528.7	952.8	953.7
Other liabilities	2,768.0	2,197.6	2,322.9	2,397.8	1,753.3	1,424.6	1,807.5	1,361.1	1,213.5	1,144.4
Shareholders' equity	6,410.7	6,173.2	6,894.7	6,186.6	6,000.1	5,146.2	4,733.3	4,460.6	3,869.8	3,924.0
Total liabilities and shareholders' equity	$ 26,501.4	$ 25,159.4	$ 24,981.8	$ 22,815.2	$ 21,076.3	$ 19,327.1	$ 19,403.5	$ 18,591.6	$ 17,101.6	$ 16,976.9
Total capitalization	$ 8,002.0	$ 7,770.2	$ 8,483.2	$ 7,153.1	$ 6,974.2	$ 6,127.6	$ 6,182.0	$ 5,989.4	$ 4,822.7	$ 4,877.8
Book value per share	$ 23.31	$ 21.07	$ 22.77	$ 20.75	$ 19.98	$ 17.23	$ 17.72	$ 17.16	$ 14.98	$ 15.15
Income Statement Summary										
Revenues:										
Net premiums and fees earned	$ 6,707.7	$ 7,675.3	$ 8,003.6	$ 6,737.8	$ 6,241.1	$ 5,940.9	$ 5,769.1	$ 5,537.5	$ 5,354.9	$ 4,960.0
Net investment income	578.3	459.5	434.3	438.9	450.7	431.8	409.4	387.0	388.6	345.5
Other income	163.1	149.9	145.6	131.2	132.6	121.6	102.2	107.3	106.7	101.6
Total operating revenues	7,449.3	8,284.9	8,583.5	7,308.0	6,824.4	6,494.4	6,280.8	6,031.8	5,850.3	5,407.2
Investment gains (losses):										
Realized from actual transactions and impairments	(21.4)	62.2	6.9	14.2	36.6	58.2	211.6	72.9	91.3	272.3
Realized from pending sale of mortgage insurance business	(45.6)	-	-	-	-	-	-	-	-	-
Unrealized from changes in fair value of equity securities	(123.9)	(263.4)	751.1	(156.2)	599.5	(293.8)	-	-	-	-
Total investment gains (losses)	(190.9)	(201.1)	758.0	(142.0)	636.1	(235.6)	211.6	72.8	91.3	272.3
Total revenues	7,258.3	8,083.7	9,341.6	7,166.0	7,460.5	6,258.8	6,492.4	6,104.7	5,941.7	5,679.6
Operating expenses:										
Loss and loss adjustment expenses	2,596.6	2,440.2	2,420.9	2,491.4	2,572.7	2,460.7	2,478.8	2,347.9	2,459.3	2,514.5
Sales and general expenses	3,843.6	4,719.2	4,942.3	3,942.4	3,525.4	3,317.7	3,225.1	3,020.5	2,808.5	2,529.9
Interest and other costs	70.5	66.7	56.2	43.7	40.0	42.2	63.0	50.2	41.9	25.6
Total operating expenses	6,510.8	7,226.3	7,419.5	6,477.5	6,138.1	5,820.7	5,767.0	5,418.7	5,309.8	5,070.1
Pretax income	747.4	857.4	1,922.1	688.4	1,322.4	438.1	725.4	686.0	631.8	609.4
Income taxes	148.7	170.9	387.7	129.7	265.9	67.5	164.8	219.0	209.6	199.7
Net income	$ 598.6	$ 686.4	$ 1,534.3	$ 558.6	$ 1,056.4	$ 370.5	$ 560.5	$ 466.9	$ 422.1	$ 409.7

Old Republic International Corporation
Ten-Year Financial Highlights *(cont'd)*

(All amounts, except per share data, are expressed in millions)

		2023	2022	2021	2020	2019	2018	2017	2016	2015	2014
Common Stock Statistics											
Net income per share:											
Basic	$	**2.12** $	2.28 $	5.08 $	1.87 $	3.52 $	1.26 $	2.14 $	1.80 $	1.63 $	1.58
Diluted	$	**2.10** $	2.26 $	5.05 $	1.87 $	3.51 $	1.24 $	1.92 $	1.62 $	1.48 $	1.44
Components of net income per share:											
Basic net income excluding investment gains (losses)	$	**2.65** $	2.80 $	3.10 $	2.24 $	1.85 $	1.89 $	1.21 $	1.62 $	1.40 $	0.90
Net investment gains (losses):											
Realized from actual transactions and impairments		**(0.19)**	0.17	0.02	0.04	0.10	0.16	0.93	0.18	0.23	0.68
Unrealized from changes in fair value of equity securities		**(0.34)**	(0.69)	1.96	(0.41)	1.57	(0.79)	-	-	-	-
Basic net income	$	**2.12** $	2.28 $	5.08 $	1.87 $	3.52 $	1.26 $	2.14 $	1.80 $	1.63 $	1.58
Diluted net income excluding investment gains (losses)	$	**2.63** $	2.79 $	3.08 $	2.24 $	1.84 $	1.86 $	1.11 $	1.46 $	1.28 $	0.84
Net investment gains (losses):											
Realized from actual transactions and impairments		**(0.19)**	0.16	0.02	0.04	0.10	0.15	0.81	0.16	0.20	0.60
Unrealized from changes in fair value of equity securities		**(0.34)**	(0.69)	1.95	(0.41)	1.57	(0.77)	-	-	-	-
Diluted net income	$	**2.10** $	2.26 $	5.05 $	1.87 $	3.51 $	1.24 $	1.92 $	1.62 $	1.48 $	1.44
Cash dividends on common stock (a)	$	**0.98** $	1.92 $	2.38 $	1.84 $	1.80 $	0.78 $	1.76 $	0.75 $	0.74 $	0.73
Book value per share	$	**23.31** $	21.07 $	22.77 $	20.75 $	19.98 $	17.23 $	17.72 $	17.16 $	14.98 $	15.15
Common shares outstanding:											
Average basic		**282.7**	301.6	301.9	298.4	299.8	294.2	262.1	259.4	259.5	258.5
Average diluted		**285.4**	303.2	303.6	298.8	301.2	301.0	299.3	296.3	296.0	295.0
Actual, end of period		**278.3**	296.9	307.5	304.1	303.6	302.7	269.2	262.7	261.9	260.9

(a)   In addition to the regular dividend, special cash dividends were declared in 2022, 2021, 2020, 2019 and 2017.

2023 Annual Report Letter

Dear Shareholders and All Important Stakeholders:

In 2023, Old Republic (ORI) celebrated a milestone anniversary under the banner of "100 Years of Excellence". We salute all associates who, over the past 100 years, embraced our culture during these years and made our company what it is today. Our culture is a common thread that binds all of our associates who work in 16 different specialty P&C subsidiary companies in our General Insurance Group and in our Title Insurance Group.

While proud of this history, we do not rest on our laurels. In the last two years, significant progress was made in how we manage our business: 1) For associates, most of whom are also shareholders, we enhanced our retirement, health, and compensation plans, and also strengthened employee engagement. 2) For shareholders, we continued to improve shareholder relations and corporate governance. This included significant progress in refreshing our Board of Directors, reducing average tenure and age while diversifying talents, professions, and other backgrounds. 3) For local communities, we gave our time and support, which is detailed in our 2024 Sustainability Report.

Each ORI subsidiary company is a specialist. These subsidiaries are narrow and deep in their specialty niche, with a keen focus on service, including distribution, claims, underwriting, and risk control. This competitive advantage results in higher customer retention levels and has enabled our General Insurance Group to produce steadily improving, exceptional combined ratios for several consecutive years.

Our strong balance sheet enables agencies like AM Best to assign its top ratings to all our companies. We are well capitalized, with conservative leverage. A well-managed investment portfolio allows us to support continued investment in our subsidiary companies, while returning excess capital to shareholders.

Another Year of Strong Operating Performance

Consolidated pretax income, excluding investment losses, was $938 million compared to $1.059 billion in 2022. Our General Insurance business reached a record $788 million in pretax income, besting the prior record of $690 million. Our Title Insurance business produced $134 million of pretax income, less than the $309 million last year, reflecting lower activity in the real estate market.

Underwriting profit was solid, with a consolidated combined ratio of 92.6% compared to 91.0% in 2022.

Operating return on shareholders' equity (beginning of year) was 12.1% compared with 12.3% last year.

Shareholders' equity ended the year at $6.411 billion, after returning $806 million to shareholders through dividends and share repurchases.

2023 Per Share Performance

Net income per diluted share, excluding investment gains (losses), was $2.63 compared to $2.79 in 2022.

Shareholders' equity per share finished the year at $23.31 compared to $21.07 at year-end 2022.

Total market return per share, with dividends reinvested, was 26.3% compared with 6.7% last year.

Total book value return per share, with the addition of dividends, was 15.3% versus 0.9% in 2022.

The table at the end of this letter shows these two returns alongside two market indices, tracked back to 1968 (the year before ORI became an insurance holding company). We evaluate our performance based on 10-year trends as these likely include one or two economic and/or insurance underwriting cycles. Our performance reflects the success of a long-term strategy for our diversified, specialty insurance businesses. We remain confident that ORI will continue creating long-term value for shareholders and all important stakeholders.

Consolidated Operations Show Solid Results

General Insurance net premiums and fees earned rose 8%. Our specialty businesses continued to retain a high percentage of existing customers. At the same time, segmentation and pricing precision generated rate increases that were responsive to loss cost trends. New business written steadily increased throughout 2023, helping to boost performance.

New underwriting subsidiaries were a meaningful contributor to growth. In 2023, four of the six subsidiaries we launched since 2015 made up 10% of General Insurance's gross written premium. Our two newest subsidiaries launched in 2023, Old Republic Lawyers Specialty Insurance and Old Republic Accident & Health, will begin contributing to growth in 2024.

The table below shows the General Insurance combined ratios for the past six years. The improving combined ratio trend reflects our consistent commitment to: 1) Diversified specialty expertise: We build and grow businesses with a narrow and deep focus. This specialized nature allows us to deliver a value proposition to our partners and customers that goes well beyond a fair price. 2) Portfolio management: Data and analytic tools are used to drive segmented pricing precision across products, industries, and geographies. We constantly challenge ourselves to incorporate the latest trends and outlook. 3) Operational excellence: We leverage data, talent, and best practices by collaborating across our subsidiaries. These include underwriting, claims, distribution, marketing, actuarial, and risk control. This provides our subsidiaries with the benefit of scale while driving decision making closer to their customers.

Our expense ratio generally reflects a shift in the line of coverage mix toward those with higher expense ratios and lower loss ratios. We target combined ratios between 90% and 95% over a full underwriting cycle, recognizing that quarterly and annual ratios and trends may deviate from this range, particularly given the long claim payment patterns associated with the business.

General Insurance combined ratios:

	2023	2022	2021	2020	2019	2018
Loss ratio	**62.0%**	62.1%	64.8%	69.9%	71.8%	72.2%
Expense ratio	**28.2**	27.4	26.5	25.6	25.7	25.0
Combined ratio	**90.2%**	89.5%	91.3%	95.5%	97.5%	97.2%

We remain optimistic about the continued progress of the General Insurance business. Our long-term strategy aims to drive profitable growth with a focus on: 1) organic growth, 2) new ventures, 3) selective acquisitions, 4) new product offerings, 5) new distribution channels, and 6) geographic expansion. The driving force behind all of these strategies is our continued pursuit of excellence.

Title Insurance net premiums and fees earned declined 33%. This reflected a reduction in residential and commercial real estate market activity mainly due to higher mortgage interest rates. Despite these significant top-line headwinds, we produced meaningful underwriting profit in 2023.

Our Title Insurance business model is based on mitigating and preventing losses rather than assuming significant underwriting risk. Loss prevention is driven at the front-end of a transaction. This function is led by professionals trained in real estate law who do extensive searches of historical real estate transfers before policies are issued. As a result, operating expenses are much higher for title insurance when compared with other types of insurance. However, that also means loss costs are much lower.

The table below shows six years of Title Insurance combined ratios. The higher expense ratio in 2023 generally reflects lower revenues, while the 97.1% combined ratio demonstrates the resiliency of our Title Insurance business model when navigating reduced real estate activity. We target combined ratios between 90% and 95%, recognizing that quarterly and annual ratios and trends may deviate from this range because of the business cycles in the real estate market.

Title Insurance combined ratios:

	2023	2022	2021	2020	2019	2018
Loss ratio	1.9%	2.3%	2.6%	2.3%	2.5%	1.9%
Expense ratio	95.2	90.9	86.7	88.4	90.5	90.9
Combined ratio	97.1%	93.2%	89.3%	90.7%	93.0%	92.8%

Old Republic is the nation's third largest title insurer. We are particularly strong with independent agents who account for 79% of our revenues. Our long-term strategy to increase revenues remains focused on: 1) growing organically, 2) making selective acquisitions, 3) expanding our commercial title business, and 4) rolling out leading, innovative technology solutions for our independent agents and customers. We are well positioned for a recovery in the real estate market with an outstanding team, deep industry relationships, and technological capabilities that differentiate us from competitors.

General Insurance and Title Insurance complement each other exceptionally well. Consistent with ORI's long-term strategy, both focus on providing specialized insurance coverages, products, and related services. Customers for both groups demand strong financial ratings that are predicated on a strong balance sheet. In addition, these groups share critical complementary enterprise risk management attributes, which enhance the balance and stability of ORI's business model.

General Insurance	**Title Insurance**
Capital Heavy	Capital Light
High Loss – Low Expense	Low Loss – High Expense
Diverse Competitors	Concentrated Competitors
P&C Market Cycle Influenced	Real Estate Market Cycle Influenced
Higher Interest Rates Can Increase Investment Income	Lower Interest Rates Can Increase Revenue

RFIG Run-Off is entirely represented by RMIC's mortgage guaranty business, which has been in run-off since 2011. At the end of the year, the business had shareholders' equity of $164 million after paying $110 million in dividends upstream to ORI during the year. A definitive agreement was reached to sell RMIC for approximately $140 million, which is subject to regulatory approval and is expected to close in the first half of 2024. The sale comes at a time when lower levels of premiums, reserves, and shareholders' equity diminish the prospects for significant earnings or dividends going forward. In the last five years, RMIC paid over $398 million in dividends upstream to ORI.

Consolidated Investment Income increased 26% primarily due to higher fixed income investment yields. At year-end 2023, approximately 83% of the fair-valued investment portfolio of $15.833 billion was allocated to fixed income securities and short-term investments, up from 80% at year-end 2022. The remaining 17% was invested in equity securities, down from 20% the prior year. The ongoing reinvestment into fixed income securities increased the ending fixed income portfolio book yield from 3.32% at year-end 2022 to 3.99% at the end of 2023.

Our investment management process remains focused on retaining quality investments that produce consistent streams of investment income. The fixed income portfolio continues to be the anchor for the insurance underwriting subsidiaries' obligations. The maturities of our fixed income assets are matched to the expected liabilities for claim payment obligations to policyholders and their beneficiaries. Our equity portfolio consists of high-quality common stocks of U.S. companies with long-term records of reasonable earnings growth and steadily increasing dividends. Dividends from common stocks have been an important source of investment income, contributing 16% of our total investment income in 2023. At the end of that year, net unrealized gains in our equity portfolio were $1.150 billion, while net unrealized losses in our fixed income portfolio from mark-to-market adjustments were $124 million.

ORI's investment portfolio is focused on ensuring solid funding of our insurance underwriting subsidiaries' obligations to policyholders and their beneficiaries, as well as the long-term stability of the subsidiaries' capital base. For these reasons, the investment portfolio does not contain high risk or illiquid asset classes such as limited partnerships, derivatives, hedge funds or private equity investments. In addition, ORI does not engage in hedging or securities lending transactions, nor does it invest in securities whose values are predicated on non-regulated financial instruments with unfunded counter-party risk attributes. We perform regular stress tests of our investment portfolio to gain reasonable assurance that periodic downdrafts in market prices do not undermine our financial strength.

Our Position in Context of Our Long-Term Strategy

Our long-term strategy creates value for all stakeholders through focusing on specialized insurance coverages, products, and related services. Much of our long-term underwriting success is due to a history of specializing within the P&C and Title insurance markets.

One important way we support this strategy is through the conservative, long-term management of our balance sheet. Maintaining a strong financial position gives us the ability to achieve these goals:

- Enable our underwriting subsidiaries to remain resilient in the face of recurring marketplace challenges, adhere to pricing integrity and underwriting standards, and stay away from existing or new business with poor prospects of sustainable profitability
- Moderate debt leverage to better ensure control of our destiny
- Retain enough liquidity to address unforeseen contingencies
- Pay shareholders a sustainable and increasing dividend

We enter 2024 in a strong position:

- Our associates have significant intellectual capital and are dedicated to our mission
- We have high customer retention with a loyal and growing specialty customer base
- We have a strong, high-quality capital base
- Our balance sheet is solid

Here's to Our Next 100 Years

We have built a strong foundation to profitably expand the business. This enables us to provide opportunities for all associates to thrive and grow, while delivering value to all other stakeholders. To make that possible, we will continue to: 1) make long-term investments in people and technology, 2) find ways to be more innovative, and 3) pursue excellence in everything we do.

We will seek opportunities to build our market share through organic growth, new ventures, select acquisitions, new product offerings, and geographical expansion. Our focus remains on providing specialized underwriting and risk management expertise to our specialty customers.


Respectfully submitted on behalf of the Company and its Board of Directors,




Chicago, Illinois   Craig R. Smiddy
March 28, 2024   President and Chief Executive Officer

This table shows our Book Value Annual Compound Total Return and Market Value Annual Compound Total Return alongside two market indices, tracked back to 1968 (the year before ORI became an insurance holding company). We evaluate our performance based on 10-year trends as these likely encompass one or two economic and/or insurance underwriting cycles.

Year	Old Republic International Corporation (1)					Annual Compound Total Return	
	Year End Book Value	Year End Market Price	Annual Cash Dividend Declared	Annual Compound Total Return (*)		S&P 500 Index (2)	S&P P&C Insurance Index (2)
				Book Value	Market Value		
1968	$0.280	$0.472	$0.007	18.2%	41.8%	11.0%	
1969	0.312	0.336	0.010	15.1%	-26.6%	-8.4%	
1970	0.360	0.528	0.012	19.2%	60.7%	3.9%	
1971	0.472	0.840	0.014	34.9%	61.7%	14.3%	
1972	0.480	1.240	0.016	5.1%	49.5%	19.0%	
1973	0.472	0.456	0.018	2.2%	-61.7%	-14.7%	
1974	0.376	0.408	0.020	-16.1%	-6.1%	-26.5%	
1975	0.288	0.440	0.020	-18.1%	12.7%	37.2%	
1976	0.560	0.624	0.011	98.3%	44.4%	23.9%	
1977	0.792	0.792	0.022	45.3%	30.4%	-7.2%	
1978	0.976	0.976	0.033	27.4%	27.4%	6.6%	
1979	1.080	1.112	0.052	16.0%	19.3%	18.6%	
1980	1.224	0.888	0.054	18.3%	-15.3%	32.5%	
1981	1.392	1.144	0.054	18.1%	34.9%	-4.9%	
1982	1.648	1.456	0.056	22.4%	32.2%	21.6%	
1983	1.888	2.353	0.058	18.1%	65.6%	22.6%	
10 Year Annual Compound Total Return				**19.4%**	**22.4%**	**10.6%**	
1984	2.208	2.039	0.059	20.1%	-11.2%	6.3%	
1985	2.304	3.014	0.062	7.1%	51.4%	31.7%	
1986	2.528	2.316	0.065	12.5%	-21.0%	18.7%	
1987	2.952	1.861	0.068	19.5%	-16.7%	5.3%	
1988	3.152	2.345	0.071	9.2%	29.8%	16.6%	
1989	3.544	2.604	0.076	14.8%	14.3%	31.7%	
1990	3.920	2.465	0.081	12.9%	-2.2%	-3.2%	-2.3%
1991	4.456	4.207	0.086	15.9%	74.2%	30.5%	25.3%
1992	5.072	5.896	0.094	15.9%	42.4%	7.6%	17.2%
1993	5.744	5.363	0.102	15.3%	-7.3%	10.1%	-1.8%
10 Year Annual Compound Total Return				**14.3%**	**11.4%**	**14.9%**	
1994	6.112	5.037	0.111	8.3%	-4.0%	1.3%	4.8%
1995	7.248	8.415	0.121	20.6%	70.1%	37.6%	35.4%
1996	7.768	9.511	0.148	9.2%	15.1%	23.0%	21.5%
1997	8.312	13.222	0.178	9.3%	41.2%	33.4%	45.5%
1998	9.216	12.000	0.206	13.4%	-7.8%	28.6%	-6.6%
1999	9.590	7.267	0.262	6.9%	-37.5%	21.0%	-25.5%
2000	11.000	17.066	0.294	17.8%	142.1%	-9.1%	55.9%
2001	12.480	14.938	0.314	16.3%	-10.6%	-11.9%	-8.1%
2002	13.960	14.934	0.336	14.6%	2.0%	-22.1%	-11.0%
2003	15.650	20.288	0.890 **	18.5%	42.4%	28.7%	26.4%
10 Year Annual Compound Total Return				**13.4%**	**17.0%**	**11.1%**	**10.9%**
2004	16.940	20.240	0.403	10.8%	1.9%	10.9%	10.4%
2005	17.530	21.008	1.312 **	11.2%	10.5%	4.9%	15.1%
2006	18.910	23.280	0.590	11.2%	13.9%	15.8%	12.8%
2007	19.710	15.410	0.630	7.6%	-31.5%	5.6%	-14.0%
2008	15.910	11.920	0.670	-15.9%	-18.0%	-37.0%	-29.4%
2009	16.490	10.040	0.680	7.9%	-10.1%	26.5%	12.4%
2010	16.160	13.630	0.690	2.2%	43.4%	15.1%	8.9%
2011	14.760	8.920	0.700	-4.3%	-27.2%	2.1%	-0.3%
2012	14.030	10.650	0.710	-0.1%	23.4%	16.0%	20.1%
2013	14.640	17.270	0.720	9.5%	70.7%	32.4%	38.3%
10 Year Annual Compound Total Return				**3.6%**	**3.6%**	**7.4%**	**5.9%**
2014	15.150	14.630	0.730	8.5%	-11.2%	13.7%	15.7%
2015	14.980	18.630	0.740	3.8%	33.4%	1.4%	9.5%
2016	17.160	19.000	0.750	19.6%	6.2%	11.9%	15.7%
2017	17.720	21.380	1.760 **	13.5%	16.9%	21.8%	22.4%
2018	17.230	20.570	0.780	1.6%	4.8%	-4.4%	-4.7%
2019	19.980	22.370	1.800 **	26.4%	17.8%	31.5%	25.9%
2020	20.750	19.710	1.840 **	13.1%	-7.7%	18.4%	6.3%
2021	22.770	24.580	2.380 **	21.2%	45.2%	28.7%	17.5%
2022	21.070	24.150	1.920 **	0.9%	6.7%	-18.1%	18.9%
2023	$23.310	$29.400	$0.980	15.3%	26.3%	26.3%	10.8%
10 Year Annual Compound Total Return				**12.1%**	**12.6%**	**12.0%**	**13.5%**
56 Year Annual Compound Total Return				**12.7%**	**11.8%**	**10.3%**	**9.9%**

Sources: (1) Old Republic Database; (2) Standard & Poor's Indices from S&P Global Market Intelligence LLC. Data for years 1989 and prior is not available for the S&P P&C Insurance Index.

Notes: (*) Calculated as the sum of the annual change in book value per share, plus cash dividends, or calculated as the sum of the annual change in market value per share, assuming cash dividends are reinvested on a pretax basis in shares when paid. (**) Includes special cash dividends declared of $1.000, $1.500, $1.000, $1.000, $1.000, $0.800, and $0.534 per share in 2022, 2021, 2020, 2019, 2017, 2005, and 2003, respectively.

This table shows the most meaningful indicators of ORI's segmented and consolidated financial performance. We focus on pretax income, excluding investment gains (losses). In our opinion, this measure provides a better way to analyze, evaluate, and establish accountability for the results of our underwriting subsidiaries. Including realized investment gains (losses) in net income can mask trends in operating results, because these realizations are often highly discretionary. For the same reason, including unrealized investment gains (losses) in equity securities can distort operating performance with significant period-to-period fluctuations.

Sources of Consolidated Income ($ in millions, except share data)

	2023	2022	2021	2020	2019	2018
Net premiums and fees earned:						
General insurance	$ 4,119.2	$ 3,808.6	$ 3,555.5	$ 3,394.2	$ 3,432.4	$ 3,277.1
Title insurance	2,562.8	3,833.8	4,404.3	3,286.3	2,736.0	2,573.1
RFIG run-off	16.4	23.2	32.6	45.1	59.2	75.9
Corporate & Other	9.1	9.6	11.0	12.0	13.4	14.6
Consolidated	$ 6,707.7	$ 7,675.3	$ 8,003.6	$ 6,737.8	$ 6,241.1	$ 5,940.9
Underwriting and related services income (loss):						
General insurance	$ 406.0	$ 400.9	$ 311.4	$ 151.8	$ 84.9	$ 91.2
Title insurance	75.4	261.3	474.0	305.8	193.4	185.1
RFIG run-off	14.9	28.4	21.3	(5.3)	12.7	29.7
Corporate & Other	(65.8)	(24.9)	(20.9)	(17.0)	(15.5)	(21.9)
Consolidated	$ 430.6	$ 665.8	$ 785.9	$ 435.2	$ 275.6	$ 284.0
Consolidated underwriting ratio:						
Loss ratio:						
Current year	43.3%	35.5%	32.9%	38.2%	41.7%	42.7%
Prior years	(4.6)	(3.7)	(2.7)	(1.2)	(0.5)	(1.3)
Total	38.7	31.8	30.2	37.0	41.2	41.4
Expense ratio	53.9	59.2	59.7	56.3	54.1	53.5
Combined ratio	92.6%	91.0%	89.9%	93.3%	95.3%	94.9%
Net investment income:						
General insurance	$ 462.7	$ 358.0	$ 342.4	$ 352.2	$ 356.4	$ 341.0
Title insurance	57.0	47.9	43.8	42.0	41.4	38.8
RFIG run-off	6.3	6.7	11.4	15.2	17.6	20.1
Corporate & Other	52.2	46.8	36.5	29.4	35.1	31.7
Consolidated	$ 578.3	$ 459.5	$ 434.3	$ 438.9	$ 450.7	$ 431.8
Interest and other charges (credits):						
General insurance	$ 80.9	$ 69.1	$ 64.2	$ 64.2	$ 71.1	$ 68.3
Title insurance	(1.0)	0.4	2.1	3.8	4.1	4.6
Corporate & Other (a)	(9.3)	(2.8)	(10.1)	(24.3)	(35.2)	(30.6)
Consolidated	$ 70.5	$ 66.7	$ 56.2	$ 43.7	$ 40.0	$ 42.2
Segmented and consolidated pretax income (loss) excluding investment gains (losses):						
General insurance	$ 787.8	$ 689.8	$ 589.6	$ 439.8	$ 370.2	$ 363.9
Title insurance	133.5	308.8	515.7	344.0	230.8	219.3
RFIG run-off	21.2	35.2	32.8	9.8	30.3	49.9
Corporate & Other	(4.2)	24.6	25.7	36.7	54.8	40.4
Consolidated	938.4	1,058.6	1,164.0	830.4	686.2	673.7
Income taxes on above	188.8	213.4	228.1	159.6	132.0	117.2
Net income excluding investment gains (losses)	749.5	845.1	935.9	670.8	554.2	556.4
Consolidated pretax investment gains (losses):						
Realized from actual transactions and impairments	(21.4)	62.2	6.9	14.2	36.6	58.2
Realized from pending sale of mortgage insurance business	(45.6)	–	–	–	–	–
Unrealized from changes in fair value of equity securities	(123.9)	(263.4)	751.1	(156.2)	599.5	(293.8)
Total	(190.9)	(201.1)	758.0	(142.0)	636.1	(235.6)
Income taxes (credits) on above	(40.0)	(42.5)	159.6	(29.8)	133.8	(49.6)
Net of tax investment gains (losses)	(150.8)	(158.6)	598.4	(112.1)	502.2	(185.9)
Net income	$ 598.6	$ 686.4	$ 1,534.3	$ 558.6	$ 1,056.4	$ 370.5
Net income per diluted share:						
Net income excluding investment gains (losses)	$ 2.63	$ 2.79	$ 3.08	$ 2.24	$ 1.84	$ 1.86
Realized investment gains (losses)	(0.19)	0.16	0.02	0.04	0.10	0.15
Unrealized from changes in fair value of equity securities	(0.34)	(0.69)	1.95	(0.41)	1.57	(0.77)
Diluted net income	$ 2.10	$ 2.26	$ 5.05	$ 1.87	$ 3.51	$ 1.24
Cash dividends per share (b)	$ 0.98	$ 1.92	$ 2.38	$ 1.84	$ 1.80	$ 0.78
Ending book value per share	$ 23.31	$ 21.07	$ 22.77	$ 20.75	$ 19.98	$ 17.23
Closing stock market price per share	$ 29.40	$ 24.15	$ 24.58	$ 19.71	$ 22.37	$ 20.57

(a) Includes consolidation/elimination entries. (b) 2022 includes a special cash dividend of $1.00 per share, 2021 includes a special cash dividend of $1.50 per share, and 2020 and 2019 include special cash dividends of $1.00 per share.

Old Republic's Purpose is included in our Mission Statement:

To provide quality insurance security and related services to businesses, individuals, and public institutions, and be a dependable long-term steward of the trust that policyholders, shareholders, and other important stakeholders place in us.

Our **Lodestar** embodies the Company's Mission by binding organization, purpose, and long-term strategy into a coordinated whole.


Our Community:
The Public Interest
We're an insurance business vested with the public interest. All is done right, within the law, and with integrity.
Our Capital Providers:
Shareholders & Debt Holders
Capital is the lifeblood of a financial institution. It is the source and continuity of the enterprise.
Old Republic's Lodestar
Our Community
Our Capital Providers
OR
Our Customers
Our People
Our Customers:
Policyholders & Buyers of Services
Good things happen when customers' legitimate needs are fulfilled by our people.
Our People: Intellectual Capital Providers
Our people's intellectual talent, know-how, and honorable work put capital to efficient use.
©

Old Republic's Culture, Operating Philosophy, and Institutional Memory:

It starts with "we" –
we have each other's back

We are efficient –
we optimized; better and faster

We are humble –
but we are confident

We are patient and thoughtful –
we don't panic or overreact

We are inclusive –
we listen to and respect others'
points of view

We keep things simple –
we don't over-engineer and over-
analyze

**We drive out bureaucracy when
we see it** –
our organizational structures are
flat



We act with integrity –
we are trustworthy and honest

We do things the right way –
we don't follow undisciplined
competition

We leave politics to politicians –
we are collaborative and collegial

We are creative and innovative –
we think outside the box

**We drive down decision making
and accountability** –
we are decentralized

**We communicate in an open,
clear, consistent, concise
manner** –
we tell it like it is

We are long-term focused –
we don't let short-term or quarterly
results guide us

Old Republic International Corporation and Subsidiaries

ORI OFFICE OF THE CHIEF EXECUTIVE OFFICER

Thomas A. Dare
ORI Senior Vice President,
Secretary, and
General Counsel

W. Todd Gray
ORI Executive
Vice President
and Treasurer

Jeffrey P. Lange
ORI Senior Vice President –
Underwriting and Distribution;
Chief Operating Officer –
Old Republic General
Insurance Group

Carolyn Monroe
ORI Senior Vice President –
Title Insurance; President and
Chief Executive Officer – Old
Republic National Title
Holding Company and Old
Republic National Title
Insurance Company

Stephen J. Oberst
ORI Executive
Vice President;
President and Chief Executive
Officer – Old Republic Risk
Management, Inc.

Craig R. Smiddy
ORI President and
Chief Executive Officer;
President and
Chief Executive Officer –
Old Republic General
Insurance Group

Frank J. Sodaro
ORI Senior Vice President
and Chief Financial
Officer

ORI BOARD OF DIRECTORS (*)

Barbara A. Adachi
Chief Executive and National
Managing Partner (Retired)
Deloitte Consulting's Human
Capital Consulting Practice

Steven J. Bateman
Partner (Retired)
PricewaterhouseCoopers LLP
Accountants

Lisa J. Caldwell
Executive Vice President and
Chief Human Resources
Officer (Retired)
Reynolds American, Inc.

John M. Dixon
Partner (Retired)
Chapman and Cutler
Attorneys, Chicago, IL

Michael D. Kennedy
Senior Client Partner
Korn Ferry

Charles J. Kovaleski
Executive Vice President
(Retired) Old Republic
Title Insurance Companies;
President (Retired)
Attorneys' Title Division

Spencer LeRoy III
Chairman of the Board
Senior Vice President,
Secretary and General
Counsel (Retired)
Old Republic International
Corporation

Peter B. McNitt
Vice Chairman (Retired)
BMO Harris Bank

Glenn W. Reed
Managing Director –
Strategy Division (Retired)
The Vanguard Group, Inc.

Therace M. Risch
Executive Vice President
and Chief Information &
Technology Officer – American
Electric Power Company, Inc.

Craig R. Smiddy
President and
Chief Executive Officer

J. Eric Smith
President and
Chief Executive (Retired)
Swiss Re Americas

Fredricka Taubitz
Executive Vice President and
Chief Financial Officer
(Retired) Zenith National
Insurance Corporation;
Partner, Coopers & Lybrand
Prior Thereto

Steven R. Walker
Partner (Retired)
Leland, Parachini, Steinberg,
Matzger & Melnick, LLP
Attorneys, San Francisco, CA

(*) As of March 18, 2024

Corporate and Shareholders' Information

Corporate Governance

The financial statements and other information included in this 100th Annual Report to the Shareholders have been compiled under the overall supervision of Old Republic's Chief Executive Officer and Chief Financial Officer. This report is intended to inform shareholders about Old Republic's most recent operating results and financial position.

To ensure the reliability and integrity of financial statements and other data used in the normal course of business, management of the Company and its subsidiaries employ systems of operational and internal controls deemed to be cost effective and tailored to Old Republic's mode of operations.

The Board of Directors regularly meets four times per annum. Financial and other data provided to the Directors of the Company and its subsidiaries are intended to afford them a current understanding of operating results and major corporate decisions and policies. An Audit Committee, consisting of eight independent Directors, meets periodically with representatives of management and of the independent registered public accounting firm retained each year to audit the financial statements. The independent registered public accounting firm has access to the Audit Committee, and the meetings are held with and without management representatives present. The Audit Committee is empowered to oversee the integrity of the Company's financial statements and the Company's compliance with legal and regulatory requirements, the independent qualifications and performance of the Company's internal auditors and independent registered public accounting firm, and the selection of the independent registered public accounting firm. The Board of Directors also has Nominating and Compensation Committees consisting solely of independent Directors, and a six member Executive Committee consisting of five independent Directors, inclusive of the Chairman of the Board, and the Chief Executive Officer.

During calendar year 2023, the Company's Chief Executive Officer filed an unqualified Annual CEO Certification, pursuant to the requirements of Section 303A.12(a) of the New York Stock Exchange Listed Company Manual. Additionally, the Company's Chief Executive Officer and Chief Financial Officer each filed with the Company's Annual and Quarterly Reports the Certifications of Disclosure required under Rule 13A-14(a)/15d-14(a) of the Securities and Exchange Commission.

Stock Information

The Company's common stock is traded on the New York Stock Exchange under the symbol of ORI.

	Sales Price Range of Common Stock	Cash Dividends
1st Quarter 2023	$23.31 - $26.72	$ .245
2nd Quarter 2023	24.03 - 25.82	.245
3rd Quarter 2023	24.75 - 29.89	.245
4th Quarter 2023	$26.08 - $29.65	$ .245

	Sales Price Range of Common Stock	Cash Dividends
1st Quarter 2022	$23.57 - $27.19	$ .230
2nd Quarter 2022	20.93 - 26.33	.230
3rd Quarter 2022	20.28 - 24.78	1.230 (*)
4th Quarter 2022	$20.75 - $24.66	$ .230

(*) *In addition to the regular quarterly dividend payment, a special cash dividend of $1.00 per share was declared in August 2022 and subsequently paid in September 2022.*

Shareholder Purchase & Reinvestment Plan

The Corporation has a Shareholder Purchase and Reinvestment Plan ("Plan") for the benefit of its common stockholders. The Plan provides a convenient way to purchase shares or increase shareholders' holdings of Old Republic common stock. Pursuant to the Plan, participating shareholders may elect to have all or part of their quarterly cash dividends reinvested in additional shares of Old Republic common stock. Participants may also elect to make optional cash payments as frequently as each month. Such additional cash payments may be for no less than $100 up to a maximum of $15,000 each quarter and the amount invested can vary with each payment. The dividends reinvested as well as any optional cash payments will be used to purchase shares of Old Republic's common stock as of each dividend payment date or investment date. The purchase price will be either the average of the high and low trading price for the day on which shares are issued by the Corporation or the market price if purchased on the open market.

Employees of Old Republic and any of its majority-owned subsidiaries and affiliates may purchase shares or make optional cash payments through payroll deductions. To do so, they need only request and sign the appropriate payroll department forms, including thereon the amount they wish to have withheld from each paycheck. The Plan is administered through EQ Shareowner Services who sends participants a statement showing the shares purchased following each transaction.

To obtain more information about the Plan and on how to enroll in it, contact EQ Shareowner Services as shown below.

Direct Dividend Deposit Plan

Shareholders can have their quarterly cash dividends deposited directly into their checking or savings account. The main benefit of this Direct Deposit feature is that dividends are deposited in a shareholder's checking or savings account on the date of payment, thereby obviating the wait caused by mail deliveries. The deposit is made automatically for you and your monthly bank statement should confirm the deposit.

To participate in this Direct Dividend Deposit Plan, contact EQ Shareowner Services as shown below.

Contact Information for EQ Shareowner Services

Mail: EQ Shareowner Services　　　　　Courier or in person: EQ Shareowner Services
P.O. Box 64874　　　　　　　　　　　　　　　　　　　　　　1110 Centre Point Curve, Suite 101
St. Paul, Minnesota 55164-0874　　　　　　　　　　　　　MAC N9173-010
　　　　　　　　　　　　　　　　　　　　　　　　　　　　Mendota Heights, Minnesota 55120-4100

Website: www.shareowneronline.com

Telephone: 1-800-468-9716
Use their automated system available 24 hours a day, 7 days a week or
speak with a customer service representative from 7:00 a.m. to 7:00 p.m., CST, Monday through Friday

Telephone number for the hearing impaired (TDD): 1-800-877-4833

Financial Information Availability

Old Republic's Annual Report to Shareholders, which includes its Annual Report on Form 10-K, is available at no charge without exhibits. Shareholders wishing to obtain a copy of this report may do so by writing to: Office of the Chief Executive Officer, Old Republic International Corporation, 307 North Michigan Avenue, Chicago, Illinois 60601.

The Company's report is also available for viewing and/or copying at the U.S. Securities and Exchange Commission's ("SEC") Public Reference Room located at 450 Fifth Street, NW., Washington, DC 20549. Information regarding the operation of the Public Reference Room can be obtained by calling 1-800-SEC-0330.

Additionally, the Company's report is available, free of charge, by visiting the SEC's internet website (http://www.sec.gov) and accessing its EDGAR database to view or print copies of the electronic version of the report; or by visiting the Company's internet website (http://www.oldrepublic.com), and selecting *Investors* then *Financials* then *SEC Filings* to view or print copies of the electronic version of the report.

Annual Meeting of the Shareholders

Our 2024 Annual Meeting of the Shareholders will be held virtually. There will be no physical location for the meeting and Old Republic's representatives will participate via webcast, at 3:00 P.M. CST, on Thursday, May 23, 2024. The virtual meeting can be accessed at the following internet link: www.virtualshareholdermeeting.com/ORI2024. We plan to announce any updates regarding our Shareholder Meeting through a press release and on our website (www.oldrepublic.com). We encourage you to check our website prior to the meeting if you plan to attend.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: <u>December 31, 2023</u> OR

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _____ to _____

Commission File Number: <u>**001-10607**</u>

<u>OLD REPUBLIC INTERNATIONAL CORPORATION</u>
(Exact name of registrant as specified in its charter)

Delaware	36-2678171
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

307 North Michigan Avenue Chicago Illinois	60601
(Address of principal executive office)	(Zip Code)

Registrant's telephone number, including area code: <u>312-346-8100</u>

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock / $1 par value	ORI	New York Stock Exchange

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes: ☒ No: ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
Yes: ☐ No: ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days. **Yes: ☒ No: ☐**

Indicate by check mark whether the registrant has submitted electronically, every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). **Yes: ☒ No: ☐**

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definition of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☒	Accelerated filer	☐
Non-accelerated filer	☐	Smaller reporting company	☐
		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Exchange Act Rule 12b-2).**Yes:** ☐   **No:** ☒

The aggregate fair value of the registrant's voting Common Stock held by non-affiliates of the registrant (assuming, for purposes of this calculation only, that the registrant's directors and executive officers, the registrant's various employee benefit plans and American Business & Mercantile Insurance Mutual, Inc. and its subsidiaries are all affiliates of the registrant), based on the closing sale price of the registrant's common stock on June 30, 2023, the last day of the registrant's most recently completed second fiscal quarter, was $6,555,078,398.

The registrant had 278,183,589 shares of Common Stock outstanding as of January 31, 2024.

Documents incorporated by reference:
The following documents are incorporated by reference into that part of this Form 10-K designated to the right of the document title.

Title	Part
Proxy Statement for the 2024 Annual Meeting of Shareholders	III, Items 10, 11, 12, 13 and 14
Exhibits as specified in exhibit index (page 107)	IV, Item 15

_____
There are 108 pages in this report

PART I

Item 1 - Business

(a) General Description of Business. Old Republic International Corporation is a Chicago based holding company engaged in the single business of insurance underwriting and related services. It conducts its operations through a number of regulated insurance company subsidiaries organized into three segments: General Insurance (property and liability insurance), Title Insurance, and Republic Financial Indemnity Group (RFIG) Run-off. References herein to such groups apply to the Company's subsidiaries engaged in these respective segments of business. On November 11, 2023, a definitive agreement was reached to sell the RFIG Run-off mortgage insurance business to Arch U.S. MI Holdings Inc., a subsidiary of Arch Capital Group Ltd., with the sale expected to close in the first half of 2024 (see Note 2 in the Notes to Consolidated Financial Statements for further discussion). The results of a small life and accident insurance business are included within the Corporate & Other caption of this report. "Old Republic" or "the Company" refers to Old Republic International Corporation and its subsidiaries as the context requires.

The insurance business is distinguished from most others in that the prices (premiums) charged for most products are set without knowing what the ultimate loss costs will be. The Company also cannot know exactly when claims will be paid, which may be many years after a policy was issued or expired. This casts Old Republic as a risk-taking enterprise managed for the long run. Old Republic therefore conducts its business with a primary focus on achieving favorable underwriting results over cycles, and on maintaining a sound financial condition to support its subsidiaries' long-term obligations to policyholders and their beneficiaries. To achieve these objectives, adherence to insurance risk management principles is stressed, and asset diversification and quality are emphasized. The underwriting principles encompass:

- employing disciplined risk selection, evaluation, and pricing practices to reduce the possibility of adverse risk selection and to mitigate the uncertainty of insurance underwriting outcomes;

- focusing on diversification and spreading of insured risks by geography, distribution, types of insurance coverage, among industries, with competency and proficiency; and

- reducing and mitigating insured exposures through underwriting risk-sharing arrangements with policyholders, and additionally through reinsurance, to manage risk and bring greater efficiencies to capital management.

In addition to income arising from Old Republic's basic underwriting and related services functions, significant investment income is earned from invested funds generated by those functions and from capital required to support the risk of the underlying business. Investment management aims for stability of income from interest and dividends, protection of capital, and for sufficiency of liquidity to meet insurance underwriting and other obligations as they become payable in the future. Securities trading and the realization of capital gains are not primary objectives. The investment philosophy is therefore best characterized as emphasizing value, credit quality, and relatively long-term holding periods. The Company's ability to hold both fixed income and equity securities for long periods of time is enabled by the scheduling of maturities in contemplation of an appropriate matching of assets and liabilities, and by investments in dividend paying, publicly traded, large capitalization, highly liquid equity securities.

In light of the above factors, the Company is managed for the long run and with little regard to quarterly or even annual reporting periods. These time frames are too short. Management believes results are best evaluated by looking at underwriting and overall operating performance trends over 10-year intervals. These likely include one or two economic and/or underwriting cycles. This provides enough time for these cycles to run their course, for premium rate changes and subsequent underwriting results to be reflected in financial statements, and for reserved loss costs to be quantified with greater certainty.

The contributions to consolidated revenues and pretax income and the assets of each Old Republic segment are set forth in the following table. This information should be read in conjunction with the consolidated financial statements, the notes thereto, and "Management Analysis of Financial Position and Results of Operations" appearing elsewhere in this report.

Financial Information Relating to Segments of Business ($ in Millions)

<u>Revenues (a)</u>

Years Ended December 31:	2023		2022		2021	
General Insurance	$	4,744.3	$	4,315.6	$	4,042.5
Title Insurance		2,620.6		3,882.7		4,449.3
RFIG Run-off		22.7		30.0		44.1
Corporate & Other - net (b)		61.4		56.5		47.5
Subtotal		7,449.3		8,284.9		8,583.5
Consolidated investment gains (losses) (a)(c)		(190.9)		(201.1)		758.0
Consolidated	$	7,258.3	$	8,083.7	$	9,341.6

<u>Pretax Income</u>

Years Ended December 31:	2023		2022		2021	
General Insurance	$	787.8	$	689.8	$	589.6
Title Insurance		133.5		308.8		515.7
RFIG Run-off		21.2		35.2		32.8
Corporate & Other - net (b)		(4.2)		24.6		25.7
Subtotal		938.4		1,058.6		1,164.0
Consolidated investment gains (losses) (c)		(190.9)		(201.1)		758.0
Consolidated	$	747.4	$	857.4	$	1,922.1

<u>Assets</u>

As of December 31:	2023		2022		2021	
General Insurance	$	22,710.5	$	21,227.9	$	20,660.9
Title Insurance		1,948.2		2,077.6		2,234.2
RFIG Run-off (d)		232.8		344.2		516.4
Corporate & Other - net (b)		1,609.7		1,509.5		1,570.2
Consolidated	$	26,501.4	$	25,159.4	$	24,981.8

(a) Revenues consist of net premiums, fees, net investment and other income earned. Investment gains (losses), which include unrealized gains (losses) on equity securities, are shown on a consolidated basis because the investment portfolio is managed as a whole.

(b) Includes amounts for a small life and accident insurance business as well as those of the parent holding company, its internal corporate services subsidiaries, and consolidation elimination adjustments.

(c) Includes an estimated pretax loss of $45.6 million, inclusive of transaction costs, relating to the pending sale of the Company's RFIG Run-off mortgage insurance business. See Note 2 in the Notes to Consolidated Financial Statements for further discussion.

(d) At December 31, 2023, the Company classified its RFIG Run-off mortgage insurance business as held-for-sale in its consolidated balance sheet. See Note 2 in the Notes to Consolidated Financial Statements for further discussion.

Consolidated Underwriting Statistics

The following table reflects premiums and related loss, expense, and combined ratios for the major coverages underwritten in the Company's insurance segments.

Years Ended December 31:	2023	2022	2021
	($ in Millions)		
General Insurance:			
Overall Experience:			
Net Premiums Earned	$ 4,119.2	$ 3,808.6	$ 3,555.5
Loss Ratio	62.0 %	62.1 %	64.8 %
Expense Ratio	28.2	27.4	26.5
Combined Ratio	90.2 %	89.5 %	91.3 %
Experience by Major Coverages:			
Commercial Auto:			
Net Premiums Earned	$ 1,689.4	$ 1,505.2	$ 1,408.6
Loss Ratio	71.5 %	66.6 %	71.5 %
Workers' Compensation:			
Net Premiums Earned	$ 802.2	$ 811.8	$ 778.6
Loss Ratio	41.4 %	45.9 %	58.9 %
General Liability:			
Net Premiums Earned	$ 251.8	$ 196.2	$ 184.4
Loss Ratio	76.0 %	71.6 %	64.1 %
Financial Indemnity: (a)			
Net Premiums Earned	$ 347.7	$ 391.7	$ 344.0
Loss Ratio	48.2 %	67.0 %	53.9 %
Property: (b)			
Net Premiums Earned	$ 473.1	$ 374.0	$ 345.3
Loss Ratio	61.0 %	65.4 %	59.3 %
Home and Auto Warranty:			
Net Premiums Earned	$ 311.4	$ 330.4	$ 336.5
Loss Ratio	65.5 %	66.9 %	67.9 %
Other Coverages: (c)			
Net Premiums Earned	$ 243.3	$ 199.0	$ 157.8
Loss Ratio	65.9 %	60.4 %	63.8 %
Title Insurance: (d)			
Net Premiums & Fees Earned	$ 2,562.8	$ 3,833.8	$ 4,404.3
Loss Ratio	1.9 %	2.3 %	2.6 %
Expense Ratio	95.2	90.9	86.7
Combined Ratio	97.1 %	93.2 %	89.3 %
RFIG Run-off:			
Net Premiums Earned	$ 16.4	$ 23.2	$ 32.6
Loss Ratio	(66.9)%	(75.5)%	(5.3)%
Expense Ratio	76.5	53.0	39.9
Combined Ratio	9.6 %	(22.5)%	34.6 %
All Coverages Consolidated:			
Net Premiums & Fees Earned	$ 6,707.7	$ 7,675.3	$ 8,003.6
Loss Ratio	38.7 %	31.8 %	30.2 %
Expense Ratio	53.9	59.2	59.7
Combined Ratio	92.6 %	91.0 %	89.9 %

(a) Includes Fidelity and Surety and Financial Indemnity (E&O/D&O).
(b) Includes Commercial Multi-Peril and Inland Marine coverages.
(c) Includes Aviation and Travel Accident coverages.
(d) Title loss, expense, and combined ratios are calculated on the basis of combined net premiums and fees earned.

Old Republic's General Insurance segment is best characterized as a commercial lines insurance business with a strong focus on lines of coverages provided to businesses, state and local governments, and other institutions. The Company does not have a meaningful exposure to personal lines insurance such as homeowners and private auto coverages. Old Republic also focuses on specific sectors of the North American economy, most prominently the transportation, commercial construction, healthcare, education, retail and wholesale trade, forest products, energy, general manufacturing, and financial services industries. In managing the insurance risks it undertakes, the Company employs various underwriting and loss mitigation techniques such as utilization of policy deductibles, captive insurance risk-sharing arrangements, self-insured retentions, retrospective rating and policyholder dividend plans. These underwriting techniques are intended to better correlate premium charges with the ultimate claims experience of individual or groups of insureds and align the Company's interests with those of the insureds.

Over the years, the General Insurance segment's operations have been developed steadily through a combination of internal growth, the establishment of additional subsidiaries focused on new types of coverages and/or industry sectors, and through several acquisitions of smaller companies. As a result, this segment has become widely diversified with a business base encompassing the following major insurance coverages:

Aviation: Protects the value of aircraft hulls and affords liability coverage for acts that result in injury, loss of life, and property damage to passengers and others on the ground or in the air.

Commercial Auto: Covers vehicles (mostly trucks) used principally in commercial pursuits. Policies cover damage to insured vehicles and liabilities incurred by an insured for bodily injury and property damage sustained by third parties.

Commercial Multi-Peril (CMP): Coverage for claims arising from the acts of owners or employees, and protection for the physical assets of businesses.

Commercial Property: Protects an insured's real and personal property from risk of direct physical loss of damage, including subsequent business interruption and expense.

Financial Indemnity: Multiple types of specialty coverages, including most prominently the following:

> *Directors & Officers (D&O):* Coverage provides for the payment of legal expenses and indemnity settlements for claims made against the directors and officers of corporations from a variety of sources, most typically shareholders.

> *Errors & Omissions (E&O):* Liability policies written for non-medical professional service providers such as lawyers, architects, and consultants, that provide coverage for legal expenses and indemnity settlements for claims alleging breaches of professional standards.

> *Fidelity:* Bonds cover the exposures of financial institutions and commercial and other enterprises for losses of monies or debt and equity securities due to acts of employee dishonesty.

> *Surety:* Bonds are insurance company guarantees of performance by a corporate principal or individual such as for the completion of a building or road project, or payment on various types of contracts.

Home & Auto Warranty Insurance: Includes the following types of coverages:

> *Automobile Extended Warranty Insurance:* Coverage provided to vehicle owners for certain mechanical or electrical repair or replacement costs after the manufacturer's warranty has expired.

> *Home Warranty Insurance:* Provides repair and/or replacement coverage for home systems (e.g. plumbing, heating, and electrical) and designated appliances.

General Liability: Protects against liability of an insured that stems from carelessness, negligence, or failure to act, and results in property damage or personal injury to others.

Inland Marine: Insurance of property in transit over land and of property that is mobile by nature, inclusive of builder's risk coverages which protect structures and materials during construction projects.

Travel Accident: Covers monetary losses arising from trip delay and cancellation for individual insureds.

Workers' Compensation: Purchased by employers to provide insurance for employees' lost wages and medical benefits in the event of work-related injury, disability, or death.

Approximately 94% of General Insurance premiums are produced through independent agency or brokerage channels, while the remaining 6% is obtained through direct production facilities.

Net Premiums Earned

For 2023, General Insurance continued to expand its product capabilities beyond its traditional focus on commercial auto and workers' compensation. Commercial auto remains the Company's largest line of coverage and accounted for 41.0% of General Insurance's consolidated net premiums earned in 2023. Investments in new underwriting subsidiaries have helped grow the Company's presence in non-casualty lines such as property which now amounts to 11.5% of such totals.

General Insurance net premiums earned increased 8.2% for 2023 driven by a combination of premium rate increases, high renewal retention ratios, and new business production, including contributions from recently established underwriting subsidiaries. Premium growth occurred across most lines of coverage and was most pronounced within commercial auto, property, and general liability, partially offset by declines in public D&O (included within financial indemnity) and home warranty. Commercial auto, property, and general liability achieved strong rate increases while there were rate declines in public D&O and workers' compensation. Net premiums earned increased 7.1% for 2022 driven by growth in most lines of coverage, in particular commercial auto.


Loss Ratios


Variations in loss ratios are typically caused by changes in the frequency and severity of losses incurred, changes in premium rates, the level of premium refunds, and periodic changes in loss and loss adjustment expense reserve estimates. The Company can therefore experience period-to-period volatility in the underwriting results posted for individual coverages. In light of Old Republic's basic underwriting focus in managing its business, a long-term objective has been to dampen this volatility by diversifying coverages offered and industries served.

The loss ratios include loss adjustment expenses and policyholders' dividends, which apply principally to workers' compensation insurance, and are typically a reflection of changes in loss experience from prior years for individual or groups of policies, rather than current year results.

The General Insurance loss ratios are summarized as follows:

	2023	2022	2021
Reported Loss Ratio	62.0 %	62.1 %	64.8 %
Effect of Prior Periods' (Favorable)/Unfavorable			
Loss Reserve Development	(5.7)	(5.1)	(3.8)
Loss Ratio Excluding Prior Periods' Loss Reserve Development	67.7 %	67.2 %	68.6 %

As the table above indicates, the reported loss ratio for General Insurance remained consistent in 2023 as compared to the prior year, with both years decreasing from 2021 levels. Favorable development in all three periods was due predominantly to better than expected claims experience related to workers' compensation and commercial auto reserves, partially offset by unfavorable development within general liability. These trends had a larger impact on the General Insurance loss ratio in 2023 as compared to the prior year due to unfavorable development experienced within the Company's public company D&O line of coverage in 2022. Overall, the longer term trends in current year loss and expense ratios reflect a shift in the line of coverage mix. Investments in new products and geographies in recent years have diversified the General Insurance business, resulting in a shift in the line of coverage mix toward lines with lower current period loss ratios and higher expense ratios.

Changes in estimated claim costs reflect continually evolving pricing and risk selection together with variability in loss severity and frequency trends. Changes in commercial auto loss ratios are primarily due to fluctuations in claim severity. Loss ratios for workers' compensation and liability insurance can reflect greater variability due to chance events in any one year, changes in loss costs emanating from participation in involuntary markets (i.e. insurance assigned risk pools and associations in which participation is basically mandatory), and estimated provisions for loss costs not recoverable from assuming reinsurers that may experience financial difficulties. Additionally, workers' compensation claim costs in particular have been impacted by lower frequency and are subject to a variety of underwriting techniques such as the use of captive reinsurance retentions, retrospective premium plans, and self-insured or high deductible insurance programs that are intended to mitigate claim costs over time. Loss ratios for a relatively small book of general liability coverages tend to be highly volatile year to year due to the impact of changes in claim emergence and severity of legacy asbestosis and environmental (A&E) claims exposures.


Loss Reserves


The Company's property and liability insurance subsidiaries establish loss reserves that consist of estimates to settle: a) reported claims; b) claims which have been incurred as of each balance sheet date but have not as yet been reported (IBNR) to the insurance subsidiaries; c) direct costs (fees and costs which are allocable to individual claims); and d) indirect costs (such as salaries and rent applicable to the overall management of claim departments) to administer known and IBNR claims. Such loss reserves, except as to classification in the consolidated balance sheets as to gross and reinsured portions, are reported for financial and regulatory reporting purposes at amounts that are substantially the same.

The establishment of loss reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors. These factors principally include past experience applicable to the anticipated costs of various types of claims, continually evolving and changing legal theories emanating from the judicial system, recurring accounting, statistical, and actuarial studies, the professional experience and expertise of the Company's claim departments' personnel or attorneys and independent claim adjusters, ongoing changes in claim frequency or severity patterns such as those caused by natural disasters, illnesses, accidents, work-related injuries, and changes in general and industry-specific economic conditions. Consequently, the reserves established are a reflection of: the opinions of a large number of persons; the application and interpretation of historical precedent and trends; expectations as to future developments; and management's judgment in interpreting all such factors. At any point in time, the Company is exposed to the possibility of higher or lower than anticipated loss costs due to all of these factors, and to the evolution, interpretation, and expansion of tort law, as well as the effects of unexpected jury verdicts.

In establishing loss reserves, the potential increase in future loss settlement costs caused by inflation is considered along with the many other factors cited above. Reserves are generally set to provide for the ultimate cost of all claims. With regard to certain workers' compensation reserves, however, the ultimate cost of long-term disability type claims is typically discounted to present value based on interest rates generally ranging from 3.0% to 3.5%.

The above discussion should be regarded as a basic outline of the subject and not as a definitive presentation. Management believes that its overall reserving practices have been consistently applied over many years, and that its aggregate net reserves have generally resulted in reasonable approximations of the ultimate net costs of losses incurred. However, no representation is made nor is any guaranty given that ultimate net loss and related costs will not develop in future years to be significantly greater or lower than currently established reserve estimates.

Federal Black Lung Regulations

The Federal Department of Labor revised the Federal Black Lung Program regulations in both 2001 and 2010. The revisions reflect more lenient standards that can potentially benefit claimants. Claims filed or refiled pursuant to these revised regulations initially increased immediately following the passing of both sets of regulations, but have been gradually decreasing since.

The majority of pending claims against Old Republic pertain to business underwritten through loss sensitive programs that permit the charge of additional or refund of return premiums to wholly or partially offset changes in estimated claim costs, or to business underwritten as a service carrier on behalf of various industry-wide involuntary market (i.e. assigned risk) pools. A smaller portion pertains to business produced on a traditional risk transfer basis.

A&E Reserves

Old Republic's reserve estimates also include provisions for indemnity and settlement costs for various A&E claims that have been filed in the normal course of business against a number of its insurance subsidiaries. Many such claims relate to policies incepting prior to 1985, including many issued during a short period between 1981 and 1982 pursuant to an agency agreement canceled in 1982. Over the years, the Company's property and liability insurance subsidiaries have typically issued general liability insurance policies with face amounts ranging between $1.0 million and $2.0 million and rarely exceeding $10.0 million. Such policies have, in turn, been subject to reinsurance cessions which have typically reduced the subsidiaries' net retentions to $500.0 thousand or less as to each claim.

Old Republic's exposure to A&E claims cannot, however, be calculated by conventional insurance reserving methods for a variety of reasons, including: a) the absence of statistically valid data inasmuch as such claims generally involve long reporting delays and very often uncertainty as to the number and identity of insureds against whom such claims have arisen or will arise; and b) the litigation history of such or similar claims. Inconsistent court decisions stem from such questions as: when an alleged loss occurred, which policies provide coverage, how a loss is to be allocated among potentially responsible insureds and/or their insurance carriers, how policy coverage exclusions are to be interpreted, what types of environmental impairment or toxic tort claims are covered, when the insurer's duty to defend is triggered, how policy limits are to be calculated, and whether clean-up costs constitute property damage.

Over time, the Executive Branch and/or the Congress of the United States have proposed or considered changes in the legislation and rules affecting the determination of liability for A&E claims. As of December 31, 2023, however, there is no solid evidence to suggest that possible future changes might mitigate or reduce some or all of these claim exposures. Because of the above issues and uncertainties, estimation of reserves for losses and allocated loss adjustment expenses for A&E claims in particular is much more difficult to quantify with a high degree of precision. Accordingly, no representation can be made that the Company's reserves for such claims and related costs will not prove to be overstated or understated in the future.

Reinsurance and Retrospective Arrangements

In order to maintain premium production within its capacity and limit maximum losses for which it might become liable under its policies, Old Republic, as is common practice in the insurance industry, may cede a portion or all of its premiums and related liabilities on certain classes of insurance, individual policies, or blocks of business to other insurers and reinsurers. Although the ceding of insurance does not ordinarily discharge an insurer from its direct liability to a policyholder, it is industry practice to establish the reinsured part of risks as the liability of the reinsurer. Old Republic also employs retrospective premium and a large variety of risk-sharing procedures and arrangements for parts of its business in order to reduce underwriting losses for which it might become liable under insurance policies it issues, and to afford its customers or producers a degree of participation in the risks and rewards associated with such business. Under retrospective arrangements, Old Republic collects additional premiums if losses are greater than originally anticipated and refunds a portion of original premiums if loss costs are lower. Pursuant to risk-sharing arrangements, the Company adjusts production costs or premiums to likewise reflect deviations from originally expected loss costs. The amount of premium, production costs and other adjustments which may be made is either limited or unlimited depending on the Company's evaluation of risks and related contractual arrangements.

Title Insurance

Title Insurance's business consists primarily of the issuance of policies to real estate purchasers and investors based upon searches of the public records that contain information concerning interests in real property. The policies insure against losses arising out of defects, liens, and encumbrances affecting the insured title and not excluded or excepted from the coverage of the policy. For the year ended December 31, 2023, 21.0% of the Company's consolidated title premium and fee revenues stemmed from direct operations (which include branch offices of its title insurers and wholly-owned agency subsidiaries of the Company), while the remaining 79.0% emanated from independent title agents.

There are two basic types of title insurance policies issued by the Company: lenders' policies and owners' policies. Both are issued for a one-time premium. Most mortgages made in the United States are extended by mortgage bankers, savings and commercial banks, state and federal agencies, and life insurance companies. These financial institutions secure title insurance policies to protect their mortgagees' interest in the real property. This protection remains in effect for as long as the mortgagee has an interest in the property. A separate title insurance policy may be issued to the owner of the real estate. An owner's policy of title insurance protects an owner's interest in the title to the property.

In connection with its Title Insurance operations, Old Republic also provides escrow closing and construction disbursement services, as well as real estate information products, national default management services, and a variety of other services pertaining to real estate transfers and loan transactions. As lenders and the title insurance industry transition into the evolving digital landscape of eClosings and eMortgages, Old Republic believes it is well positioned with technology and business process innovations to remain competitive in the market.

Net Premiums and Fees Earned

The premiums charged for the issuance of title insurance policies vary with the policy amount and the type of policy issued. The premium is collected in full when the real estate transaction is closed, with there being no recurring fee thereafter. Premiums charged on subsequent policies on the same property, typically related to refinancing, may be reduced depending generally upon the time elapsed between issuance of the previous policies and the nature of the transactions for which the policies are issued. Most of the charge to the customer relates to title services rendered in conjunction with the issuance of a policy rather than to the possibility of loss due to risks insured against. Accordingly, the cost of services performed by a title insurer relates for the most part to the prevention of loss rather than to the assumption of the risk of loss. Loss costs that do occur result primarily from title search and examination mistakes, fraud, forgery, incapacity, missing heirs, and escrow processing errors.

Title Insurance's premium and fee revenue is closely related to the level of activity in the real estate market. The volume of real estate activity is affected by the availability and cost of financing, population growth, family movements, and other socio-economic factors. Also, the title insurance business is seasonal. During the winter months, new building activity is reduced and, accordingly, the Company produces less title insurance business relative to new construction during such months than during the rest of the year. The most important factors, insofar as Old Republic's title business is concerned, however, are the rates of activity in the resale and refinance markets for residential properties and more recently, growth in commercial title business.

Title Insurance net premiums and fees earned decreased by 33.2% in 2023. Both directly produced and agency produced revenues declined, driven by a continued drop in mortgage originations attributable to higher mortgage interest rates. Commercial premiums decreased commensurately, and represent 22% of premiums earned in 2023. For 2022, net premiums and fees earned decreased by 13.0%, driven by increasing mortgage interest rates which drove a steep reduction in refinance activity and to a lesser extent, purchase activity.

Loss Ratios

Title Insurance loss ratios have remained in the low single digits for a number of years due to a continuation of favorable trends in claims frequency and severity. Favorable developments of reserves established in prior years continued to reduce the loss ratios for the periods shown in the following table:

	2023	2022	2021
Reported Loss Ratio	1.9 %	2.3 %	2.6 %
Effect of Prior Periods' (Favorable)/Unfavorable Loss Reserve Development	(1.8)	(1.3)	(1.0)
Loss Ratio Excluding Prior Periods' Loss Reserve Development	3.7 %	3.6 %	3.6 %

Historically, Old Republic's RFIG Run-off business consisted of its mortgage guaranty and consumer credit indemnity (CCI) operations.

Mortgage Guaranty - Private mortgage insurance protects mortgage lenders and investors from default related losses on residential mortgage loans made primarily to homebuyers who make down payments of less than 20% of the home's purchase price. The mortgage guaranty operation insures only first mortgage loans, primarily on residential properties incorporating one- to four-family dwelling units.

Primary mortgage insurance, which represents the vast majority of the remaining risk in force, provides mortgage default protection on individual loans and covers a stated percentage of the unpaid loan principal, delinquent interest, and certain expenses associated with the default and subsequent foreclosure. Traditional primary insurance was issued on an individual loan basis to mortgage bankers, brokers, commercial banks and savings institutions through a network of Company-managed underwriting sites located throughout the country. Traditional primary loans were individually reviewed (except for loans insured under delegated underwriting programs) and priced according to filed premium rates. In underwriting traditional primary business, the Company generally adhered to the underwriting guidelines published by Fannie Mae or Freddie Mac, both of which were purchasers of many of the loans the Company insured. Delegated underwriting programs allowed approved lenders to commit the Company to insure loans provided they adhered to predetermined underwriting guidelines. In lieu of paying the stated coverage percentage, the Company may pay the entire claim amount, take title to the mortgaged property, and subsequently sell the property to mitigate its loss.

CCI - These policies provide limited indemnity coverage to lenders and other financial intermediaries. The coverage is for the risk of non-payment of loan balances by individual buyers and borrowers.

During 2008, the Company ceased the underwriting of new policies and the existing CCI book of business was placed in run-off operating mode. During 2011, the Company's flagship mortgage guaranty insurance carrier, Republic Mortgage Insurance Company (RMIC) and its sister company Republic Mortgage Guaranty Insurance Corporation (RMGIC), discontinued writing new business in all states and limited themselves to servicing the run-off of their existing business. A long-used standard model of forecasted results indicated that underwriting performance of the book of business was not expected to have a material impact on Old Republic's consolidated results during the remaining run-off period.

On November 11, 2023, a definitive agreement was reached to sell the RFIG Run-off mortgage insurance business to Arch U.S. MI Holdings Inc., a subsidiary of Arch Capital Group Ltd., with the sale expected to close in the first half of 2024. At December 31, 2023, the Company classified its RFIG Run-off mortgage insurance business as held-for-sale in its consolidated balance sheet. See Note 2 in the Notes to Consolidated Financial Statements for further discussion.

As of December 31, 2023, RFIG Run-off's mortgage insurance subsidiaries had total statutory capital, inclusive of a contingency reserve of $38.4 million, of $169.5 million.

Net Premiums Earned

Single premiums are paid at the inception of coverage and provide coverage for the entire policy term.

Annual and monthly premiums are renewable on their anniversary dates with the premium charge determined on the basis of the original or outstanding loan amount. Premiums may be paid by borrowers as part of their monthly mortgage payment and passed through to the Company by the servicer of the loan, or paid directly by the originator of, or investor in, the mortgage loan.

As to all types of mortgage insurance products, the amount of premium charge depended on various underwriting criteria such as loan-to-value ratios, the level of coverage being provided, the borrower's credit history, the type of loan instrument (whether fixed rate/fixed payment or an adjustable rate/adjustable payment), documentation type, and whether the insured property is categorized as an investment- or owner-occupied property. Coverage is non-cancelable by the Company except in the case of non-payment of premium or certain master policy violations. The majority of the Company's direct premiums were written under monthly premium plans.

RFIG Run-off earned premium volume has reflected a continuing drop in line with the declining risk in force and to a lesser degree, lower renewal premium rates.

Loss Ratios

Favorable reserve development was the primary driver of the reduction in RFIG Run-off loss costs in all years reported.

	2023	2022	2021
Reported Loss Ratio	(66.9)%	(75.5)%	(5.3)%
Effect of Prior Periods' (Favorable)/Unfavorable			
Loss Reserve Development	(158.3)	(156.3)	(67.5)
Loss Ratio Excluding Prior Periods' Loss Reserve Development	91.4 %	80.8 %	62.2 %

Corporate & Other

Corporate & Other operations include the accounts of a small life and accident insurance business as well as those of the parent holding company and its internal corporate services subsidiaries that perform cash and investment management, payroll, administrative, information technology and marketing services. The life and accident business registered net premium revenues of $9.1 million, $9.6 million, and $11.0 million in 2023, 2022, and 2021, respectively. Life and accident business is conducted in both the United States and Canada and consists mostly of limited product offerings sold through financial intermediaries such as travel agents and marketing channels that are also utilized in some of Old Republic's General Insurance operations. Production of term life insurance, accounting for net premiums earned of $3.8 million, $3.9 million, and $4.8 million in 2023, 2022, and 2021, respectively, was terminated and placed in run-off as of year-end 2004.

(b) Marketing. The personal contacts, relationships, reputations, and intellectual capital of Old Republic's key executives and other associates responsible for the production of business are vital elements in obtaining and retaining much of its business. Many of the Company's customers produce large amounts of premiums and fees and therefore warrant substantial levels of attention and involvement by these persons. In this respect, Old Republic's mode of operation relies on the marketing, underwriting, and management skills of relatively few key people for large parts of its business.

Historically, several types of insurance coverages underwritten by Old Republic have been affected in varying degrees by changes in national economic conditions. During periods when housing activity or mortgage lending are constrained by any combination of rising interest rates, tighter mortgage underwriting guidelines, falling home prices, excess housing supply and/or economic recession, operating and/or claim costs pertaining to such coverages tend to rise disproportionately to revenues and can result in underwriting losses and reduced levels of profitability.

At least one Old Republic General Insurance subsidiary is licensed to do business in each of the 50 states, the District of Columbia, Puerto Rico, Virgin Islands, Guam, and each of the Canadian provinces. Title Insurance subsidiaries are licensed to do business in 50 states, the District of Columbia and Guam. Although not currently writing new business, the RFIG Run-off subsidiaries are licensed in 50 states and the District of Columbia. Consolidated direct premium volume distributed among the various geographical regions shown was as follows for the past three years:

Geographical Distribution of Consolidated Direct Premiums Written

	2023	2022	2021
United States:			
Northeast	11.3 %	11.9 %	12.3 %
Mid-Atlantic	7.0	7.5	8.0
Southeast	22.2	23.1	20.6
East North Central	11.4	10.6	10.7
West North Central	9.8	9.1	9.5
Mountain	8.0	8.6	8.7
Western	14.6	14.5	16.1
Southwest	13.0	12.3	12.0
Foreign (Principally Canada)	2.7	2.4	2.1
Total	100.0 %	100.0 %	100.0 %

Commercial coverages underwritten for business enterprises and public entities are marketed primarily through independent insurance agents and brokers with the assistance of Old Republic's trained sales, underwriting, actuarial, and loss control personnel. No single source accounted for over 10% of Old Republic's premium volume in 2023.

A substantial portion of the Company's Title Insurance business is referred by title insurance agents, builders, lending institutions, real estate developers, realtors, and lawyers. Title insurance and related real estate settlement products are sold through 270 Company branch offices and owned agency subsidiaries of the Company in all 50 states and the District of Columbia. Policies are also issued through independent title agents (not themselves title insurers) pursuant to underwriting agreements. These agreements generally provide that the agent may cause title policies of the Company to be issued, and the Company is responsible under such policies for any payments to the insured. Issuing agents are authorized to issue commitments and title insurance policies based on their own search and examination, or on the basis of abstracts and opinions of approved attorneys. Typically, the agent deducts the major portion of the title insurance charge to the customer as its commission for services. During 2023, 79.0% of Title Insurance premiums and fees were accounted for by policies issued by independent title agents.

The Company's mortgage guaranty insurance carriers ceased underwriting new policies and the existing book of business was placed in run-off operating mode effective August 31, 2011.

(c) Competition. The insurance business is highly competitive and Old Republic competes with many stockholder-owned and mutual insurance companies. Many of these competitors offer more insurance coverages and have substantially greater financial resources than the Company. The rates charged for many of the insurance coverages in which the Company specializes, such as workers' compensation insurance, other property and liability insurance, and title insurance, are primarily regulated by the states. The basic methods of competition available to Old Republic, aside from rates, are service to customers, expertise in tailoring insurance programs to the specific needs of its clients, efficiency and flexibility of operations, personal involvement by its key executives, and, as to title insurance, accuracy and timely delivery of evidences of title issued.

The Company believes its experience and expertise have enabled it to develop a variety of specialized insurance programs and related services for its customers, and to secure state insurance departments' approval of these programs.

(d) Investments. In common with other insurance organizations, Old Republic invests most of its capital and operating funds in income producing securities. Investments held within regulated entities must comply with applicable insurance laws and regulations. These laws and regulations prescribe the nature, form, quality, and relative amounts of investments that may be made by insurance companies. Generally, these laws and regulations permit insurance companies to invest within varying limitations in state, municipal and federal government obligations, corporate debt, preferred and common stocks, certain types of real estate, and first mortgage loans. Old Republic's investment policy is to acquire and retain primarily investment grade, publicly traded, fixed income securities, and dividend paying, publicly traded, large capitalization, highly liquid equity securities.

The investment policy is also influenced by the terms of the insurance coverages written by the Company, by its expectations as to the timing of claim and benefit payments, and by income tax considerations. As a consequence of all these factors, the Company's investment portfolio is directed in consideration of enterprise-wide risk management objectives, intended to ensure solid funding of the Company's insurance underwriting subsidiaries' obligations to policyholders and their beneficiaries, as well as the long-term stability of the subsidiaries' capital base. For these reasons, the investment portfolio does not contain high risk or illiquid asset classes and has extremely limited exposure to collateralized debt obligations (CDO), credit default and interest rate swaps, hybrid securities, asset-backed securities (ABS), guaranteed investment contracts (GIC), structured investment vehicles (SIV), auction rate variable short-term securities, limited partnerships, derivatives, hedge funds or private equity investments. Moreover, the Company does not engage in hedging or securities lending transactions, nor does it invest in securities whose values are predicated on non-regulated financial instruments exhibiting amorphous or unfunded counter-party risk attributes. Pursuant to the Company's enterprise risk management guidelines and controls, it performs regular stress tests of its investment portfolio to gain reasonable assurance that periodic downdrafts in market prices do not seriously undermine the financial strength and the long-term continuity and prospects of the insurance underwriting subsidiaries.

(e) Government Regulation. In common with all insurance companies, Old Republic's insurance subsidiaries are subject to the regulation and supervision of the jurisdictions in which they do business. The method of such regulation varies, but generally regulation has been delegated to state insurance commissioners. The state insurance commissioners are granted broad administrative powers relating to: the licensing of insurers and their agents; the nature of and limitations on investments; approval of policy forms; reserve requirements; and trade practices. In addition to these types of regulation, many classes of insurance, including most of the Company's insurance coverages, are subject to rate regulations which require that rates be reasonable, adequate, and not unfairly discriminatory.

Most states have also enacted insurance holding company laws which require registration and periodic reporting by insurance companies controlled by other corporations licensed to transact business within their respective jurisdictions. Old Republic's insurance subsidiaries are subject to such legislation and are registered as controlled insurers in those jurisdictions in which such registration is required. Such legislation varies from state to state but typically requires periodic disclosure concerning the corporation that controls the registered insurers, or ultimate holding company, and all subsidiaries of the ultimate holding company, and prior approval of certain intercorporate transfers of assets (including payments of dividends in excess of specified amounts by the insurance subsidiary) within the holding company system.

Each state has established minimum capital and surplus requirements to conduct insurance business. At December 31, 2023, each of the Company's General, Title, Mortgage Guaranty and Life and Accident insurance subsidiaries exceeded the minimum statutory capital and surplus requirements.

U.S. Privacy and Cybersecurity

The Company is subject to U.S. federal and state laws and regulations that require financial institutions, insurance companies, and other businesses to protect the security, confidentiality, and integrity of personal information and to provide notice of their practices relating to the collection and disclosure of personal information. Various state insurance privacy laws and regulations, enacted to implement the privacy requirements of the federal Gramm-Leach-

Bliley Act of 1999 (GLBA), impose restrictions on the Company's ability to collect and share consumer personal information and require notices and disclosures to consumers.

To the extent that the Company collects and processes personal information about California residents that is not subject to the privacy restrictions and requirements applicable to the financial services and insurance industries, the California Consumer Privacy Act and the California Privacy Rights Act provides such California residents certain rights concerning such personal information and has imposed corresponding obligations and disclosure requirements on the Company. Similar laws have and will continue to become effective in other states in which the Company operates; however, to date all other states have exempted financial institutions subject to the GLBA, and personal information related to personnel and business-to-business contracts.

Cybersecurity requirements specific to the insurance industry to which the Company is subject have been adopted by the New York Department of Financial Services (the "NY DFS"), and 23 other states have adopted requirements based on the Insurance Data Security Model Law promulgated by the National Association of Insurance Commissioners. Additional states are expected to adopt similar requirements, and various states also impose more general requirements to protect personal information. In 2023, the NY DFS adopted amendments to its Cybersecurity Regulation, imposing heightened cybersecurity requirements on licensees, including prompt notification for ransomware, payment of extortion, and certain other events.

The Company is also subject to U.S. federal and state laws and regulations requiring notification to affected individuals and regulatory agencies of security breaches, and, beginning in December 2023, requiring the Company to file a Form 8-K with the Securities and Exchange Commission (SEC) within four business days after determining that a cybersecurity event is material. Refer to Item 1C - Cybersecurity for additional discussion.

Privacy and cybersecurity laws and regulations in the U.S. are evolving and subject to continual change.

(f) Employees. Old Republic's approximately 9,200 associates — the Company's human and intellectual capital — form a key stakeholder group and a most important resource for managing the Company's business. Creating the most appropriate culture and offering professional opportunities are the primary goals of Old Republic's human capital management. There is significant competition for talent in the insurance industry and the Company's ability to recruit, retain, and develop its associates is a key driver for its long-term success.

As with many elements of the Company's business, the first and primary level of human capital management occurs in the Company's operating subsidiaries. This approach reflects the different needs and expectations of each operating subsidiary based on the industry specialization, lines of business, and geographical location of each subsidiary. In addition, the flexibility of this approach to human capital management benefits the entire enterprise and leads to the identification of methods and solutions that can eventually be applied across the entire business.

At the holding company level, Old Republic emphasizes its corporate culture and coordinates the compensation and benefits philosophy that applies to all operating subsidiaries. Old Republic's culture is one that focuses on managing the business in the best interest of its shareholders and key stakeholders, including associates. The long-term success of Old Republic's associates means:

- Training and Development – Investment in associates means investment in the business. Old Republic offers many training opportunities, including professional certifications, mentoring programs, and leadership training.
- Engagement – Old Republic believes that an engaged workforce will be a successful workforce. The Company seeks to create and maintain engaged associates by offering opportunities to interact with industry, professional, charitable, and community organizations.
- Planning Ahead – Offering the right compensation and benefit packages and meaningful opportunities to invest in retirement gives Old Republic associates the opportunity to plan ahead.

(g) Website access. The Company files various reports with the SEC, including its annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, proxy statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities and Exchange Act of 1934 (Exchange Act). The Company's reports are available by visiting the SEC's website (http://www.sec.gov) and accessing its EDGAR database to view or print copies of the electronic versions of the Company's reports. Additionally, the Company's reports can be obtained, free of charge, by visiting its website (http://www.oldrepublic.com), selecting *Investors* then *Financials* to view or print copies of the electronic versions of the Company's SEC and other reports. The contents of the Company's website are not intended to be, nor should they be considered, incorporated by reference in any of the reports the Company files with the SEC.

Item 1A - Risk Factors

In evaluating the Company, the factors described below should be considered carefully. The occurrence or reoccurrence of one or more of these events could significantly and adversely affect the Company's business, financial condition, and results of operations.

RISKS RELATING TO OLD REPUBLIC AND ITS BUSINESSES

Old Republic's loss reserves are based on estimates, and if these prove to be inadequate to cover its actual insured losses, Old Republic's business, financial condition, and results of operations could be adversely affected.

To recognize liabilities for anticipated policy losses, the Company establishes reserves as balance sheet liabilities representing its best estimate of amounts needed to pay reported and unreported losses and the related loss adjustment expenses. It is not possible to calculate precisely what these liabilities will amount to in advance and, accordingly, the reserves represent a best estimate at a point in time. Estimating loss reserves is a difficult, complex, and inherently uncertain process involving many variables and subjective judgments. These estimates are based upon known historical loss data, assumptions, and expectations of future trends in claim frequency and severity, changes in legal, regulatory and litigation environments, and inflation and other economic considerations.

Moreover, for long-tail coverages which generally include workers' compensation, commercial auto liability, general liability, errors and omissions (E&O) and directors' and officers' (D&O) liability, as well as title insurance, significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to the Company, and the payment of that loss. The length of time required to ultimately settle long-tailed claims and the costs associated with resolving these claims, coupled with uncertain and sometimes variable judicial rulings on coverage and policy allocation issues, along with the possibility of legislative actions, makes reserving for these exposures highly uncertain and creates a risk of possibly adverse developments in both known and as-yet-unknown claims.

As a result of these uncertainties, the ultimate paid loss and loss adjustment expense may deviate, perhaps substantially, from the point-in-time estimates of such losses and expenses, as reflected in the loss reserves included in the Company's financial statements. For example, for the years ended December 31, 2023, 2022, and 2021, the Company experienced consolidated favorable development of reserves for losses and loss adjustment expenses incurred in prior years of $305.8 million, $282.6 million, and $210.6 million, respectively, which had a positive effect on results of operations in those periods. To the extent that loss and loss adjustment expenses exceed initial estimates, the Company will be required to immediately recognize the less favorable experience and increase loss reserves, with a corresponding reduction in net income in the period in which the unfavorable development is identified.

If the Company is unable to accurately underwrite risks and charge competitive yet profitable rates to its policyholders and customers, the Company's business, financial condition, and results of operations could be materially and adversely affected.

In general, the premiums for the Company's insurance policies are established at the time a policy is issued and, therefore, before all of the underlying liabilities and costs associated with the policy are known. Like other insurance companies, Old Republic relies on estimates and assumptions in setting premium rates. Establishing adequate premiums is necessary to generate sufficient revenue to offset losses, loss adjustment expenses and other underwriting costs and to earn an underwriting profit. If the Company does not accurately assess and underwrite the risks that it assumes, it may not charge adequate premiums to cover its losses and expenses, which would adversely affect the Company's financial condition and results of operations. Alternatively, the Company could set its premiums too high, which could reduce its competitiveness and lead to lower revenues.

Pricing involves the acquisition and analysis of historical loss data, and the projection of future trends, loss costs and expenses, and inflation trends, among other factors, for each of the Company's products. In order to accurately price its policies, the Company:

- collects and analyzes a substantial volume of data from its insureds;
- develops, tests, and applies appropriate projections and rating formulas;
- closely monitors and timely recognizes changes in trends; and
- seeks to project expected losses for its insureds with reasonable accuracy.

The Company seeks to implement its pricing accurately in accordance with its assumptions, data available to it and its analysis of that data. Given the uncertainties generally inherent in estimates and assumptions, the Company's ability to undertake these efforts successfully and, as a result, accurately price its policies, is not free from risk.

If the Company is unable to realize its investment objectives, its financial condition and results of operations may be adversely affected.

Investment income is an important component of the Company's net income and one of its primary sources of cash flow to support operations. As of December 31, 2023, the consolidated investment portfolio reflected an allocation of approximately 83% to fixed income (bonds and notes) and short-term investments, and 17% to equity securities (common stocks). For the years ended December 31, 2023, 2022, and 2021, the Company reported $578.3 million, $459.5 million, and $434.3 million of net investment income, respectively.

The Company's entire investment portfolio is subject to market-wide risks and fluctuations inherent in the financial markets, including but not limited to, inflation, regulatory changes, inactive capital markets, governmental and social stability, economic outlooks, unemployment, financial industry events, and recession, as well as to risks inherent in particular securities. Changing or unprecedented market conditions could decrease liquidity and materially impact the future valuation of fixed income and equity securities in the investment portfolio.

In structuring its investment portfolio, the Company seeks to align its policyholder obligations and the maturity of its fixed income portfolio. As a result of either an unexpected increase in policyholder obligations (e.g. because of an underestimate in reserves) or a short fall in funds available (e.g. because of a default in a fixed income investment), the Company could have difficulty in meeting its obligations. In this case, the Company could be forced to liquidate its investments before their maturity or under adverse securities market conditions to obtain the funds necessary to meet its obligations. This could result in unexpected losses in the portfolio. Additionally, the Company may be forced to change its investments or investment policies depending upon regulatory, economic and market conditions, thus affecting the existing or anticipated financial condition and operating needs, including the tax position, of its business. In such circumstances, the Company's investment objectives may not be achieved, and its financial condition and results of operations may be adversely affected.

Losses due to nonperformance or defaults by counterparties can have a material adverse effect on the Company's profitability or sources of liquidity.

The Company has credit risk with counterparties associated with investments, premiums receivable, and reinsurance recoverables. The Company's subsidiaries have significant business relationships with financial institutions, particularly national banks. To secure the obligations of the insureds and certain reinsurers, the insurance subsidiaries are often the beneficiaries of a significant amount of security in the form of letters of credit, trust funds, and pledged investments. Other banks serve as depositories holding large sums of money in escrow accounts established by the Company's Title Insurance subsidiaries. Accordingly, there is a risk of concentrated financial exposure in one or more such commercial banking institutions. These counterparties may default on their obligations to the Company due to bankruptcy, insolvency, lack of liquidity, adverse economic conditions, operational failure, fraud, government intervention and other reasons. If any of these institutions fail or are unable to honor their credit obligations, or if escrowed funds become lost or tied up due to the failure of a bank, the result could have a materially adverse effect on the Company's business, results of operations, and financial condition.

The Company is also exposed to credit risk with its reinsurers. Reinsurance does not discharge the Company's insurance subsidiaries of their obligations under their insurance policies. The Company's insurance subsidiaries remain liable to policyholders even if they are unable to make recoveries that they believe they are entitled to receive under their reinsurance contracts. With respect to long-tail coverages, the creditworthiness of the Company's reinsurers may change before it can recover amounts to which it is entitled. If a reinsurer is unable to meet any of its obligations to the Company, the Company would be responsible for all loss and loss adjustment expenses for which it would have otherwise received payment from the reinsurer. If the Company is unable to collect amounts recoverable from reinsurers, its business, financial condition, and results of operations would be adversely affected.

The Company's status as a holding company with no direct operations could adversely affect its liquidity and its ability to service debt and pay dividends.

Old Republic is an insurance holding company that transacts business solely through its operating subsidiaries. Old Republic's primary assets are the investments in these operating subsidiaries, and substantially all of the Company's assets consist of those used for the business conducted by its insurance subsidiaries. Old Republic relies upon dividends and interest from these subsidiaries in order to pay the interest and principal on its debt obligations, dividends to shareholders, and corporate expenses.

The payment of dividends by the Company's insurance subsidiaries is restricted by state insurance laws or subject to approval of the insurance regulatory authorities in the jurisdictions in which the subsidiaries are domiciled. These authorities recognize only statutory accounting practices for determining financial position, results of operations, and the ability of an insurer to pay dividends to its shareholders. The specific rules governing the payment of dividends by the Company's insurance subsidiaries vary from jurisdiction to jurisdiction. The Company's insurance subsidiaries are domiciled in many different jurisdictions. Generally, the insurance subsidiaries are prohibited from paying dividends to the holding company in excess of either the greater or lesser of (depending upon the state involved) 10% of statutory surplus or a portion of statutory net income without the prior approval of the applicable insurance regulatory authority. Dividends declared during the fiscal years ended December 31, 2023, 2022, and 2021 to the holding company by its subsidiaries amounted to $673.3 million, $614.6 million, and $566.7 million, respectively. There can be no assurance that the Company's subsidiaries will be able to continue to pay such dividends to the Company in the future. If the Company's subsidiaries are unable to pay dividends to the holding company in amounts necessary to satisfy existing obligations, the Company's ability to service its debt and pay dividends to its shareholders would be adversely affected.

Old Republic may not be able to maintain paying dividends at current rates, or at all.

Old Republic has a long history of paying regular quarterly dividends and in recent years has paid special dividends. Any determination to pay either type of dividend to the Company's stockholders in the future will be at the discretion of the board of directors and will depend on the Company's results of operations, financial condition, and other factors deemed relevant by the board of directors. Old Republic's ability to pay dividends depends largely on the Company's subsidiaries' earnings and operating capital requirements, and is subject to regulatory and other constraints of the subsidiaries, including the effect of any such dividends or distributions on the AM Best rating or other ratings of the insurance subsidiaries. In addition, the Company may choose to retain capital to support growth or further mitigate risk, instead of returning excess capital to its shareholders. As a result, there can be no assurance that Old Republic will be able to maintain paying dividends as it has in the past.

Technology and security breaches or failures, including cybersecurity incidents, could disrupt the Company's operations, result in financial losses, the loss of critical and confidential information, and expose the Company to additional liabilities, which could adversely affect its reputation and results of operations.

The Company depends upon technology-based information systems to conduct business. The Company uses computer systems and other electronic information resources, including both proprietary and third-party technology systems and tools, to process, transmit, receive, and store certain personal, confidential, and proprietary information; to communicate with customers, service providers and other third parties by email and other electronic means; and perform various business operations, including transferring significant amounts of funds using electronic means.

The Company's systems and processes have been, and will likely remain, subject to cyber-attacks and other intrusions. These attacks are occurring with greater frequency and sophistication, and include malware and computer virus attacks, ransomware, unauthorized access, misuse, denial-of-service attacks, system failures and disruptions. A future breach of the Company's systems or the systems of a third-party vendor or services provider could disrupt the Company's ability to conduct business operations. During such an event, systems may be inaccessible to employees, customers, or business partners for an extended period of time and employees may be unable to perform their duties. These attacks could expose the Company to substantial costs and negative consequences, including the loss of funds, costs of investigation and remediation, lost revenues, and reputational damage.

In addition, the email and computer systems used by the Company, its service providers, and agents for the transfer of funds have been subject to fraudulent spoofing attacks. In some cases, unauthorized access or fraudulent attacks have not been immediately detected, thereby increasing the severity of the incident. Funds transferred to a fraudulent recipient are not always recoverable and the Company may be liable for those unrecovered funds. Losses resulting from unrecovered funds could result in a material adverse effect on the Company's financial condition and results of operations.

Old Republic regularly monitors its networks, infrastructure and procedures in an effort to prevent, detect, address, and mitigate these risks. There is no assurance that the Company's security procedures will provide fully effective protection from such events. A cyber incident or fraud attack could have a material adverse effect on the Company's business, financial condition, and results of operations.

Furthermore, Old Republic's businesses must comply with laws and regulations enacted by U.S. federal and state governments, as well as laws enacted by various regulatory organizations or exchanges relating to the privacy and security of the information of clients, employees, or others. These laws and regulations are increasing in complexity and number, change frequently, and sometimes conflict. The compromise of personal, confidential, or proprietary information could expose the Company to liability under federal and state laws, subject it to litigation and investigations, and result in reputational harm, which could have a material adverse effect on the Company's business, financial condition, and results of operations.

The Company may suffer losses from litigation, which could materially and adversely affect its financial condition and business operations.

Like other large insurance companies, Old Republic continually faces risks associated with litigation of various types, including claims litigation arising in the ordinary course, corporate litigation, and disputes relating to bad faith allegations. Any of this litigation could result in the Company incurring losses in excess of policy limits. The Company typically is a party to a variety of litigation matters throughout the year. Litigation is subject to inherent uncertainties, and if there were an outcome unfavorable to the Company, there exists the possibility of a material adverse impact on its results of operations and financial position in the period in which the outcome occurs. Even if an unfavorable outcome does not materialize, the Company still may face substantial expense and disruption associated with the litigation.

The Company competes with a large number of companies in the insurance industry for premium revenues.

Each of the Company's lines of continuing insurance business is highly competitive and is likely to remain so for the foreseeable future. The Company faces competition from specialty insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies that are significantly larger than the Company and that have significantly greater financial, marketing, management, and other resources. The Company may also face competition from new sources of capital such as institutional investors seeking access to the insurance market, sometimes referred to as alternative capital, which may depress pricing or limit the Company's opportunities to write business. The emergence of Insurtech companies and other companies that may seek to write business without the appropriate regard for risk and profitability may lead to increased competition for premiums. All of these increases in competition threaten to reduce demand for the Company's insurance products, reduce its market share and growth prospects, and potentially reduce the Company's premium revenues and profitability.

If the Company's investments in new underwriting subsidiaries are unsuccessful, the Company's expectations for top- and bottom-line growth may not be met.

A significant component of the Company's growth strategy includes the successful investment in new specialized insurance businesses focused on specialty niches. The Company makes upfront investments to build these new ventures and additional expenditures are required to support them as they seek to grow to scale. These new underwriting subsidiaries may not meet the Company's growth and profitability targets, and given the start-up nature of these new businesses, there is a risk that the Company could suffer the loss of all or a significant portion of its capital investments.

In addition, these new businesses are exposed to risks and challenges that could cause the Company's overall growth projections to differ materially from expectations. These risks include, but are not limited to: the loss of one or more key employees, challenges in building new information technology (IT) systems and/or integrating new systems with existing IT systems, and difficulty in underwriting and managing exposures to new products and new markets, which may change the Company's overall risk exposure. In addition, changing market conditions in these new business lines could also lead to growth and profitability expectations not being met. These challenges could negatively impact the Company's results in the near term, and if the investment in these subsidiaries is not successful, the Company's results of operations and financial condition could be materially and adversely affected.

If the Company is unable to keep pace with the technological advancements in the insurance industry, its ability to compete effectively could be impaired.

The Company's operations rely upon complex and expensive IT systems for interacting with policyholders, brokers and other business partners. The pace at which information systems must be upgraded is continually increasing, requiring an ongoing commitment of significant resources to maintain or upgrade to current standards. Many of the Company's operating subsidiaries maintain separate IT systems. The Company will need to continue to develop and maintain IT systems that will allow its insurance subsidiaries to compete effectively. The development of new technologies may result in the Company being competitively disadvantaged if it is unable to upgrade its systems in a timely manner. If the Company is unable to keep pace with the advancements being made in technology, the Company's ability to compete with other insurance companies that have more advanced technological capabilities will be negatively affected. Further, if the Company is unable to effectively update or replace its key legacy technology systems as they become obsolete or as emerging technology renders them competitively inefficient, the Company's competitive position and its cost structure could be adversely affected.

Old Republic is subject to extensive governmental regulation, and if the Company fails to comply with these regulations, it can be subject to penalties, including fines and suspensions, which may adversely affect the Company's realization of its business objectives as well as its financial condition, results of operations, and reputation.

Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors. These regulations are generally administered by a department of insurance in each state and territory in which the Company does business, and relate to, among other things, policy forms, premium rates, capital requirements, licensing, investments, policy limits, accounting methods, and reserving.

State insurance departments also conduct periodic examinations of the conduct and affairs of insurance companies and require the filing of annual, quarterly, and other reports relating to financial condition, holding company issues, and other matters. At any given time, governmental agencies are examining or investigating certain of the Company's operations. These include examinations or investigations of market conduct, competitive practices, and other regulatory compliance matters. Changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by governmental or regulatory authorities could adversely affect the Company's ability to operate its business as currently conducted and adversely affect or inhibit Old Republic's ability to achieve some or all of its business objectives.

Regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, the Company follows practices based on its interpretations of regulations or practices that it believes may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If the Company does not have the requisite licenses and approvals or does not comply with applicable regulatory requirements, insurance regulatory authorities could initiate investigations or other proceedings, fine the Company, preclude or temporarily suspend the Company from carrying on some or all of its activities, or otherwise penalize the Company. Any of these outcomes could adversely affect the Company's ability to operate its business.

In addition to regulations specific to the insurance industry, as a public company, Old Republic is also subject to the rules and regulations of the Securities and Exchange Commission and the New York Stock Exchange, each of which regulate many areas such as financial and business disclosures, corporate governance, and shareholder matters. Old Republic is also subject to the corporation laws of Delaware, its state of incorporation. At the federal level, among other laws, the Company is subject to the Sarbanes-Oxley Act and the Dodd-Frank Act, each of which regulate corporate governance, executive compensation and other areas, as well as laws relating to federal trade restrictions, privacy/data security and terrorism risk insurance laws. The Company monitors these laws, regulations, and rules to assess the Company's compliance and make appropriate changes as necessary. Implementing such changes may require adjustments to the Company's business methods, increases to its costs, and other changes that could cause the Company to be less competitive in the industry.

Climate Change could have a material adverse effect on Old Republic's business and investments.

Old Republic is primarily involved in the commercial liability, risk management, and title insurance businesses. The Company believes the impact of climate change will not materially affect its Title Insurance business as title insurance does not provide property or liability coverage, but rather protects against defects in title ownership. With regard to its liability insurance business, it is mostly concentrated in workers' compensation and vehicle liability insurance. The Old Republic property and casualty insurance companies utilize recognized catastrophic modeling resources and reinsurance coverage to mitigate risk. Additionally, its underwriting risk is mostly subjected to re-pricing on an annual basis; therefore, to the extent that climate change may impact the number and severity of losses for Old Republic's policyholders and clients, that impact would likely be long-term in nature and would be considered in Old Republic's normal pricing and underwriting process.

As an insurance organization, Old Republic has a large investment portfolio of which a significant portion consists of fixed rate income investments that have an average term to maturity of under five years. While the Company believes its portfolio is well diversified, it has a significant amount invested in electric utilities and in the natural gas exploration and distribution industry. Many of these investments are for relatively short terms and some are for upgrading coal generation power plants to reduce emissions, for building or upgrading clean energy operations, natural gas or nuclear power plants, or for natural gas exploration, as well as other alternative energy initiatives that are pursued individually by these entities.

If climate change has a significant impact on a specific investment or bond issuer, or the economy in general, investment losses or reduction in premium and fee revenue could potentially occur. In that event, Old Republic would address such issues pursuant to sound business and investment practices.

While Old Republic believes it has taken a reasonable position on the risk of climate change, there can be no assurance that these assumptions or its policies and practices will be sufficient to insulate it from any long-term effects of climate change.

SPECIFIC RISKS RELATING TO GENERAL INSURANCE

Catastrophic losses, including those caused by natural disasters such as earthquakes or man-made events such as terrorist attacks, are inherently unpredictable and could cause the Company to suffer material financial losses.

While the General Insurance segment does not have a meaningful exposure to personal lines insurance such as homeowners and private auto coverages, the property casualty or liability insurance it underwrites creates exposure to claims arising out of catastrophes. The two principal catastrophe exposures are natural catastrophes and acts of terrorism. As it relates to workers' compensation policies, the exposure is greatest in areas where there are large concentrations of employees of an insured employer or other individuals who could potentially be injured and assert claims against an insured under workers' compensation policies. Collateral damage to property or persons from acts of terrorism and other calamities could also expose general liability policies.

Following the September 11, 2001 terrorist attack, the reinsurance industry eliminated coverage from substantially all reinsurance contracts for claims arising from acts of terrorism. As discussed elsewhere in this report, the U.S. Congress subsequently passed the Terrorism Risk Insurance Act (TRIA), the Terrorism Risk Insurance Revision and Extension Act (TRIREA), and the Terrorism Risk Insurance Program Reauthorization Act (TRIPRA) legislation that required primary insurers to offer coverage for certified acts of terrorism under most commercial property and casualty insurance policies. Although these programs established a temporary federal reinsurance program through December 31, 2027, primary insurers like the Company's General Insurance subsidiaries retain significant exposure for terrorist act-related losses.

Additionally, the Company maintains treaty and facultative reinsurance coverage for property and workers' compensation exposures. Pursuant to regulatory requirements, however, primary insurers such as the Company remain liable for unlimited amounts in excess of reinsured limits. Therefore, it is possible that in the event of a catastrophe such as an earthquake that could cause massive property damage or lead to the death or injury of a large number of persons concentrated in a single place, the Company could experience significant non-reinsured losses if the losses exceeded its reinsurance coverage, which could materially and adversely affect the Company's financial condition and results of operations.

In addition, natural events such as the COVID-19 pandemic can have a particular impact on certain business lines. For example, the General Insurance segment writes workers' compensation business covering the continuing care industry, which was adversely affected by the pandemic. The impact of a pandemic on covered individuals in this sector could cause the Company to experience increased claims and losses, which could also materially and adversely affect the Company's financial condition and results of operations.

If the Company is not able to obtain reinsurance on favorable terms, its business, financial condition, and results of operations could be adversely affected.

Reinsurance is a contractual arrangement whereby one insurer (the reinsurer) assumes some or all of the risk exposure written by another insurer (the reinsured). The Company depends on reinsurance to manage its risks in terms of the amount of coverage it is able to write, the amount it is able to retain for its own account, and the price at which the Company is able to write it. The availability of reinsurance and its price, however, are generally determined in the reinsurance market by conditions beyond the Company's control.

Because reinsurance does not relieve the Company of its primary liability to insureds in the event of a loss, the ability of reinsurers to honor their counterparty obligations to the Company represents credit risk. The Company attempts to mitigate this risk by limiting reinsurance placements to those reinsurers it considers creditworthy. In recent years, however, there has been an ever decreasing number of acceptable reinsurers. There can be no assurance that the Company will be able to find the desired or even adequate amounts of reinsurance at favorable rates from acceptable reinsurers in the future. If unable to do so, the Company would have greater exposure to catastrophic losses and be forced to reduce the volume of business written or retain increased amounts of liability exposure. In either case, any reduction or other changes in the Company's reinsurance could adversely affect the Company's business, results of operations, and financial condition.

Losses due to defaults by insureds with which the Company has entered into risk-sharing arrangements could adversely affect its profitability.

A significant amount of Old Republic's liability and workers' compensation business, particularly for large commercial insureds, is written on the basis of risk-sharing underwriting methods. These methods may include the use of large deductibles, captive insurance risk retentions, or other arrangements by which the insureds effectively retain and fund all or a portion of the loss experience. An insured's financial strength and ability to pay are carefully evaluated as part of the underwriting process and monitored periodically thereafter. In addition, the exposure retained by an insured is estimated and collateralized based on a credit analysis and evaluation. Because the Company is primarily liable for losses incurred under its policies, the failure or inability of insureds to honor their retained liability represents a credit risk. If the Company incorrectly estimates the proper amount of collateral or if there is an impediment to the Company's ability to access that collateral, it could have a material adverse effect on the General Insurance segment's results of operation and financial condition.

SPECIFIC RISKS RELATING TO TITLE INSURANCE

The Title Insurance segment's products and services and claims experience may suffer as a result of deteriorations in the real estate market.

Demand for the products and services provided by the Title Insurance segment is generally dependent on the strength of the real estate market and the frequency of real estate transactions. If real estate market conditions and real estate values decline, the number of real estate transactions may decrease as a result of high or increasing mortgage interest rates and limited or decreasing availability of credit, including commercial and residential mortgage funding. Historically, increasing foreclosure activity has led to an increase in claims. These factors may adversely affect both net premiums and fees earned and profitability in the segment.

A significant portion of the Title Insurance segment's business is generated by independent title agents. If this segment's products and services become less attractive to these independent title agents, or if there is a decrease in the amount of title industry business placed by independent title agents, it could have a material adverse impact on this segment.

For the year ended December 31, 2023, approximately $2.0 billion or 79.0% of the Title Insurance segment's consolidated premium and related fee income was produced by independent title agents. The other three large national title insurers generate a higher percentage of their business through employees or owned insurance agencies. Independent title agents can direct business to any title insurer, whereas owned agencies will typically direct business solely to their parent or affiliated title insurers. If the products and services provided by competitors are more attractive to independent title agents, or if the number of, or amount of business produced by, independent title agents decreases, the segment's business may be adversely affected.

Because independent title agents issue a significant portion of the Title Insurance segment's policies and operate with substantial independence from the business, the independent operations of these title agents could adversely affect the financial condition and profitability of this segment.

The Title Insurance segment issues a significant portion of its policies through title agents that operate largely independently and without direct supervision. The independent agents typically perform title searches and examinations and make underwriting decisions for which the Title Insurance segment bears the risk. The activities of these independent title agents are governed by contract. While the Title Insurance business has policies to audit and monitor their activities, there is no guarantee that these title agents will fulfill their contractual obligations. For example, an independent agent may issue a policy that is in excess of contractual limits, or the independent title agent may not adhere to required underwriting standards. The Title Insurance segment's contracts with agents generally limit an agent's liability for losses. However, under certain circumstances, the segment may be liable to third parties for actions (including defalcations) or omissions of these agents. In certain states a title insurer may be held liable for the actions or omissions of its agents in those states, including instances in which the insurer has issued a closing protection letter, regardless of contractual limitations imposed on an agent's actions. A closing protection letter indemnifies the lender and borrower against losses relating to the status of title arising from certain actions of the agent. As a result, the use of independent title agents could result in increased claims and other costs and expenses.

Regulation of title insurance rates could adversely affect the Title Insurance segment.

Title insurance rates are subject to extensive regulation, which varies from state to state. In many states the approval of the applicable state insurance regulator is required prior to implementing a rate change. These regulations could hinder the Title Insurance segment's ability to promptly adapt to changing market dynamics through price adjustments, which could adversely affect its results of operations, particularly in a rapidly declining market.

The Title Insurance segment's business may be adversely affected by business or regulatory conditions that disproportionately affect Florida.

Florida is the largest source of revenue for the Title Insurance segment. In the aggregate in 2023, Florida accounted for approximately 24% of total segment consolidated premium and related fee income. As a result of the significant income derived from customers in this state, the Title Insurance segment is exposed to adverse business or regulatory conditions that significantly or disproportionally affect Florida. For example, a declining business climate or real estate market that is localized in Florida could have an adverse effect on the segment's results of operations. Adverse regulatory developments, including reductions in rates or increased regulatory or capital requirements in Florida could similarly adversely affect the segment's business, financial condition, and results of operations.

A title failure or other claim on a large commercial title policy could adversely affect the Title Insurance segment and the Company.

The Title Insurance segment's commercial business involves the issuance of title policies on commercial properties. Policies insuring title on large commercial properties (or aggregations of many smaller properties) may have policy exposure extending into the hundreds of millions of dollars. Historically, the segment has not obtained reinsurance on its large commercial policies. Given the large policy limits, a significant loss on one of these policies could have a material adverse effect on the Title Insurance segment and the Company.

SPECIFIC RISKS RELATING TO THE RFIG RUN-OFF SEGMENT

Inadequate reserves for losses could have a material adverse effect on the RFIG Run-off segment.

The Company establishes reserves for losses and loss adjustment expenses for its RFIG Run-off segment based upon loans reported by mortgage servicers to be in default, as well as estimates of those in default but not yet reported. The reserves are best estimates by management and take into consideration many variables, including the number of reported defaults, the payment status of those defaults, the segment's historical loss data, and management's assumptions and expectations regarding future trends in housing and mortgage markets, unemployment rates, and the economy in general.

Estimating reserves for mortgage guaranty exposures is an inherently uncertain process insofar as it is based on information reported by third parties and is subject to changes in economic conditions that could have a material impact on ultimate losses and loss adjustment expenses.

Loss reserve estimates for the RFIG Run-off segment rely on the accuracy and timeliness of information provided by mortgage servicers with regards to the number and payment status of mortgage loans in default. Inaccuracies or delays in the reporting of default information could adversely affect the level of carried reserves or the timing in which such reserves or changes therein are recorded. Changes in economic trends and conditions, periods of sustained economic distress such as those experienced during the Great Recession of 2007-2012 or, more recently, by the adverse economic effects of the COVID-19 pandemic, subject estimates of loss reserves to an even greater degree of uncertainty and volatility.

As a result of these risk factors, the rate and severity of actual losses could prove to be greater than expected and could require the Company to effect substantial increases in RFIG Run-off segment loss reserves. Depending upon the magnitude, such increases could have a material adverse impact on the segment's capital position and the Company's consolidated results of operations and financial condition. There can be no assurance that the actual losses for the RFIG Run-off segment will not be materially greater than previously established loss reserves.

On November 11, 2023, a definitive agreement was reached to sell the RFIG Run-off mortgage insurance business, including the asset portfolio and reserves, to Arch U.S. MI Holdings Inc., a subsidiary of Arch Capital Group Ltd., with the sale expected to close in the first half of 2024, subject to customary closing conditions, regulatory approvals, and other contingencies. The pending divestiture was disclosed in a Form 8-K filed on November 13, 2023.

Item 1B - Unresolved Staff Comments

None

Item 1C - Cybersecurity

Old Republic depends upon technology-based information systems to conduct business. The Company uses computer systems and other electronic information resources, including both proprietary and third-party technology systems and tools, to process, transmit, receive, and store certain personal, confidential, and proprietary information; to communicate with customers, service providers, and other third parties by email and other electronic means; and perform various business operations, including transferring significant amounts of funds.

The Company's systems and processes have been, and will likely remain, subject to cyber threats and cyber-attacks and other intrusions. These threats and attacks are occurring with greater frequency and sophistication, and include malware and computer virus attacks, ransomware, unauthorized access, misuse, denial-of-service attacks, system failures and disruptions. While these cyber threats and attacks have not resulted in a material adverse effect on the Company, a future cyber incident involving breach of the Company's information systems or the information systems of a third-party vendor or services provider could adversely affect the Company's business strategy, results of operations or financial condition by exposing the Company to substantial costs and negative consequences, including the loss of funds, costs of investigation and remediation, lost revenues and reputational damage.

Old Republic dedicates significant resources across the enterprise to regularly monitor its networks, infrastructure and procedures in an effort to prevent, detect, address and mitigate these risks. The Company's Chief Information Security Officer (CISO) oversees the Company's enterprise cybersecurity strategy while the Company's Chief Executive Officer (CEO) retains primary responsibility for managing enterprise-wide risks, including those related to cybersecurity. The Company's Board of Directors' oversight responsibilities include ascertaining that appropriate policies and practices are in place for managing the identified risks faced by the enterprise, and, as discussed below, the Audit Committee of the Board of Directors has oversight authority over data protection and cybersecurity risk exposure. The Company's CISO has more than 26 years of experience in the field of information technology and security, comprised of six years in the U.S. Defense Industry and 20 years in the civilian sector. The CISO has a bachelor's degree in computer studies and is an EC-Council Certified Chief Information Security Officer, as well as a member of ISACA (formerly known as the Information Systems and Audit and Control Association) and the governing bodies for the Evanta National CISO community and the Evanta Regional (Dallas, Texas) CISO community.

Each Old Republic operating subsidiary maintains its own security program based on its particular risk, applicable insurance industry requirements, and mandates and guidance from the CISO and enterprise-wide security advisory team. These programs encompass asset protection, threat identification, monitoring, timely response procedures, containment and recovery measures, and internal escalation procedures. An enterprise-wide information technology team consisting of a working group of information technology leaders representing all operating subsidiaries meets regularly for the review and monitoring of and updates to information security business processes due to significant changes in operating environments, statutory or regulatory changes or changing or emerging threats. Operating subsidiaries are required to report certain cyber incidents based on documented severity classification to the enterprise-wide information technology team. This team consists of key information technology personnel, including the CISO and the Chief Information Officer (CIO). They are responsible for overseeing incident response and escalation to the Company's General Counsel and Chief Financial Officer (CFO) when necessary. As part of the Company's overall risk management strategy, the General Counsel, CFO, and CIO, in consultation with the CEO, navigate escalated incidents for law enforcement and other external engagements and assess the impact and materiality of such incidents on the Company's enterprise-wide business.

While exact practices vary depending on each operating subsidiary's particular business and risk, risk assessments performed at the enterprise-level and subsidiary level generally incorporate threat and vulnerability analyses and consider mitigations provided by in-place security controls. These procedures are intended to identify and assess internal and external cybersecurity risks that may threaten the security or integrity of nonpublic information stored on the Company's information systems by use of defensive infrastructure and the implementation of policies and procedures to protect the Company's information systems from unauthorized access, use or other malicious acts.

When engaging third-party vendors, operating subsidiaries are directed to use cybersecurity screening and risk assessment measures and to include appropriate data security privacy terms and conditions in vendor agreements, including, as necessary for certain vendors, a duty to report certain security incidents to the Company's information technology team. Third-party engagement procedures generally include (1) the identification and risk assessment of third-party service providers; (2) minimum cybersecurity practices required to be met by such third-party service providers in order for them to do business with the Company; (3) due diligence processes used to evaluate the adequacy of cybersecurity practices of such third-party service providers; and (4) periodic assessment of such third-party service providers based on the risk they present and the continued adequacy of their cybersecurity practices.

Third-party cybersecurity consultants are periodically retained by the Company to conduct targeted security control assessments, and to review the Company's security policies, standards, procedures, and controls, when applicable. Annual third-party penetration testing is used to simulate cyber-attacks and to identify potential vulnerabilities. The Company subscribes to paid third-party threat intelligence services that provide real-time information on emerging threats. The Company engages security platform partners to provide advisory services related to security technologies and practices.

At the holding company level, Old Republic employs security awareness and training initiatives to inform associates about their role in cybersecurity risk mitigation.

The Audit Committee of the Company's Board of Directors has oversight authority to review the Company's data protection and cybersecurity risk exposure and the steps management has taken to assess and respond to the overall threat landscape, including the strategy management implemented to mitigate the Company's cyber risk exposure. The CISO and CIO report to the Audit Committee on current data protection and cybersecurity matters quarterly, and as may otherwise be needed. The CISO is authorized to report directly to the Audit Committee on the Company's security program and status of cybersecurity risk management efforts. The Chair of the Audit Committee reports these matters, as appropriate, to the Board of Directors.

Item 2 - Properties

The principal executive offices of the Company are located in the Company-owned Old Republic Building in Chicago, Illinois. Certain smaller buildings are owned by Old Republic and its subsidiaries in various parts of the nation and are primarily used for its business. Other operations of the Company and its subsidiaries are directed from leased premises. See Note 14 in the Notes to Consolidated Financial Statements for a summary of all material lease obligations.

Item 3 - Legal Proceedings

Legal proceedings against the Company and its subsidiaries routinely arise in the normal course of business and usually pertain to claim matters related to insurance policies and contracts issued by its insurance subsidiaries. At December 31, 2023, the Company had no material non-claim litigation exposures in its consolidated business.

Item 4 - Mine Safety Disclosures

Not applicable.

Item 5 - Market for the Registrant's Common Equity, Related Security Holder Matters and Issuer Purchases of Equity Securities

The Company's common stock is traded on the New York Stock Exchange under the symbol "ORI". As of January 31, 2024, there were 1,924 registered holders of the Company's Common Stock. See Note 12 in the Notes to Consolidated Financial Statements for a description of certain regulatory restrictions on the payment of dividends by Old Republic's insurance subsidiaries.

Comparative Five-Year Performance Graphs for Common Stock

The following table, prepared on the basis of market and related data furnished by Standard & Poor's (S&P) Total Return Service, reflects total market return data for the most recent five calendar years ended December 31, 2023. For purposes of the presentation, the information is shown in terms of $100 invested at the close of trading on the last trading day preceding the first day of the fifth preceding year. The $100 investment is deemed to have been made either in Old Republic Common Stock, in the S&P 500 Index of common stocks, or in an aggregate of the common shares of the Peer Group of publicly held insurance businesses selected by Old Republic. The cumulative total return assumes reinvestment of cash dividends on a pretax basis. The information utilized to prepare the following table has been obtained from sources believed to be reliable, but no representation is made that it is accurate or complete in all respects.

Comparison of Five-Year Total Market Return
OLD REPUBLIC INTERNATIONAL CORPORATION vs. S&P 500 vs. Peer Group
(For the five years ended December 31, 2023)



	Dec. 2018	Dec. 2019	Dec. 2020	Dec. 2021	Dec. 2022	Dec. 2023
ORI	$ 100.00	$ 117.75	$ 108.75	$ 157.60	$ 168.12	$ 212.37
S&P 500	100.00	131.49	155.68	200.37	164.08	207.21
Peer Group	100.00	127.84	118.49	159.41	176.68	188.69

The Peer Group has been approved by the Compensation Committee of the Company's Board of Directors and consists of the following publicly held corporations with which the Company competes in various regards: American Financial Group, Inc., American International Group, Inc., W.R. Berkley Corporation, Chubb Limited, Cincinnati Financial Corporation, CNA Financial Corporation, Fidelity National Financial, Inc., First American Financial Corporation, The Hartford Financial Services Group, Inc., Stewart Information Services Corporation, and The Travelers Companies, Inc.

Purchase of Equity Securities

The following table summarizes share repurchase activity for the three months ended December 31, 2023:

Period	Total Number of Shares Purchased (a)	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plan	Approximate Dollar Value of Shares That May Yet be Purchased Under the Plan ($ in Millions)
October 1 - October 31, 2023	2,064,666	$ 26.87	2,064,666	$ 83.4
November 1 - November 30, 2023	—	$ —	—	$ 83.4
December 1 - December 31, 2023	—	$ —	—	$ 83.4
Total	2,064,666	$ 26.87	2,064,666	$ 83.4

(a) On May 12, 2023, the Company announced a share repurchase program authorizing the repurchase of up to an additional $450 million in shares of the Company's common stock. The repurchase program was intended to comply with Rule 10b-18 and had no expiration date, did not require the purchase of any minimum number of shares and could be suspended, modified or discontinued at any time without prior notice. Following the close of the year and through February 20, 2024, the Company repurchased 2.9 million additional shares for $83.1 million (average price of $28.33), completing its repurchase program under the authorization.

OVERVIEW

This management analysis of financial position and results of operations pertains to the consolidated accounts of Old Republic International Corporation ("Old Republic", "ORI", or "the Company"). The Company conducts its operations through a number of regulated insurance company subsidiaries organized into three segments: General Insurance (property and liability insurance), Title Insurance, and Republic Financial Indemnity Group (RFIG) Run-off. On November 11, 2023, a definitive agreement was reached to sell the RFIG Run-off mortgage insurance business to Arch U.S. MI Holdings Inc., a subsidiary of Arch Capital Group Ltd., with the sale expected to close in the first half of 2024 (see Note 2 in the Notes to Consolidated Financial Statements for further discussion). A small life and accident insurance business, accounting for 0.2% of consolidated operating revenues for the year ended December 31, 2023, and 0.4% of consolidated assets as of that date, is included within the Corporate & Other caption of this report.

The consolidated accounts are presented in conformity with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) of accounting principles generally accepted in the United States of America (GAAP). As a publicly held company, Old Republic utilizes GAAP to comply with the financial reporting requirements of the Securities and Exchange Commission (SEC). From time to time the FASB and the SEC issue various releases, most of which require additional financial statement disclosures and provide related application guidance. Recent guidance issued by the FASB is summarized further in the Notes to Consolidated Financial Statements where applicable.

As a state regulated financial institution vested with the public interest, however, business of the Company's insurance subsidiaries is managed pursuant to the laws, regulations, and accounting practices of the various states in the U.S. and those of a small number of other jurisdictions outside the U.S. in which they operate. In comparison with GAAP, the statutory accounting practices generally reflect greater conservatism and comparability among insurers and are intended to address the primary financial security interests of policyholders and their beneficiaries. Additionally, these practices also affect a significant number of important factors such as product pricing, risk bearing capacity and capital adequacy, the determination of Federal income taxes payable currently among ORI's tax-consolidated entities, and the upstreaming of dividends and payment of interest and principal on surplus notes by insurance subsidiaries to the parent holding company. The major differences between these statutory accounting practices and GAAP are summarized in Note 1 in the Notes to Consolidated Financial Statements.

The insurance business is distinguished from most others in that the prices (premiums) charged for most products are set without knowing what the ultimate loss costs will be. The Company also cannot know exactly when claims will be paid, which may be many years after a policy was issued or expired. This casts Old Republic as a risk-taking enterprise managed for the long run. Old Republic therefore conducts its business with a primary focus on achieving favorable underwriting results over cycles, and on maintaining a sound financial condition to support its subsidiaries' long-term obligations to policyholders and their beneficiaries. To achieve these objectives, adherence to insurance risk management principles is stressed, and asset diversification and quality are emphasized. In addition, management engages in an ongoing assessment of operating risks, such as cybersecurity risks, that could adversely affect the Company's business and reputation.

In addition to income arising from Old Republic's basic underwriting and related services functions, significant investment income is earned from invested funds generated by those functions and from capital required to support the risk of the underlying business. Investment management aims for stability of income from interest and dividends, protection of capital, and for sufficiency of liquidity to meet insurance underwriting and other obligations as they become payable in the future. Securities trading and the realization of capital gains are not primary objectives. The investment philosophy is therefore best characterized as emphasizing value, credit quality, and relatively long-term holding periods. The Company's ability to hold both fixed income and equity securities for long periods of time is enabled by the scheduling of maturities in contemplation of an appropriate matching of assets and liabilities, and by investments in dividend paying, publicly traded, large capitalization, highly liquid equity securities.

In light of the above factors, the Company is managed for the long run and with little regard for quarterly or even annual reporting periods. These time frames are too short. Management believes results are best evaluated by looking at underwriting and overall operating performance trends over 10-year intervals. These likely include one or two economic and/or underwriting cycles. This provides enough time for these cycles to run their course, for premium rate changes and subsequent underwriting results to be reflected in financial statements, and for reserved loss costs to be quantified with greater certainty.

This management analysis should be read in conjunction with the consolidated financial statements and the footnotes appended to them.

EXECUTIVE SUMMARY

Commentary within this Executive Summary provides management's high level overview with a focus on current period results as compared to the immediately preceding year. For additional detail on these trends and all comparative year periods presented, refer to the detailed management analysis that follows.

Old Republic International Corporation reported the following consolidated results:

OVERALL RESULTS

Years Ended December 31:		2023		2022		2021
Pretax income	$	747.4	$	857.4	$	1,922.1
Pretax investment gains (losses)		(190.9)		(201.1)		758.0
Pretax income excluding investment gains (losses)	$	938.4	$	1,058.6	$	1,164.0
Net income	$	598.6	$	686.4	$	1,534.3
Net of tax investment gains (losses)		(150.8)		(158.6)		598.4
Net income excluding investment gains (losses)	$	749.5	$	845.1	$	935.9
Combined ratio		92.6 %		91.0 %		89.9 %

PER DILUTED SHARE

Years Ended December 31:		2023		2022		2021
Net income	$	2.10	$	2.26	$	5.05
Net of tax investment gains (losses)		(0.53)		(0.53)		1.97
Net income excluding investment gains (losses)	$	2.63	$	2.79	$	3.08

SHAREHOLDERS' EQUITY (BOOK VALUE)

December 31:		2023		2022
Total	$	6,410.7	$	6,173.2
Per Common Share	$	23.31	$	21.07

The Company reported pretax income, excluding investment losses (pretax operating income), of $938.4 for 2023. Title Insurance pretax operating income declined for the full year, while General Insurance pretax operating income was higher.

Results for the year ended December 31, 2023 are summarized as follows:

- The consolidated combined ratio was 92.6%.
- Consolidated net premiums and fees earned decreased 12.6%. The continued decline in Title Insurance net premiums and fees earned was partially offset by strong growth in General Insurance.
- Net investment income increased 25.8% driven by higher investment yields earned.
- Favorable loss reserve development improved the combined ratio by 4.6 percentage points.
- Total capital returned to shareholders was $806, comprised of $276 in dividends, and $530 of share repurchases.
- Book value per share grew to $23.31, a 15.3% increase, inclusive of dividends.

Old Republic's business is managed for the long run. In this context management's key objectives are to achieve highly profitable operating results over the long term, and to ensure balance sheet strength for the insurance underwriting subsidiaries' obligations. Therefore, the evaluation of periodic and long-term results excludes consideration of all investment gains (losses). Under GAAP, however, net income, inclusive of investment gains (losses), is the measure of total profitability.

In management's opinion, the focus on income excluding investment gains (losses), also described herein as segment pretax operating income, provides a better way to analyze, evaluate, and establish accountability for the results of the insurance operations. The inclusion of realized investment gains (losses) in net income can mask trends in operating results, because such realizations are often highly discretionary. Similarly, the inclusion of unrealized investment gains (losses) in equity securities can further distort such operating results with significant period-to-period fluctuations.

FINANCIAL HIGHLIGHTS

					% Change	
					2023	2022
Years Ended December 31:		2023	2022	2021	vs. 2022	vs. 2021
SUMMARY INCOME STATEMENTS:						
Revenues:						
Net premiums and fees earned	$	6,707.7	$ 7,675.3	$ 8,003.6	(12.6)%	(4.1)%
Net investment income		578.3	459.5	434.3	25.8	5.8
Other income		163.1	149.9	145.6	8.8	3.0
Total operating revenues		7,449.3	8,284.9	8,583.5	(10.1)	(3.5)
Investment gains (losses):						
Realized from actual transactions and impairments		(21.4)	62.2	6.9		
Realized from pending sale of mortgage insurance business		(45.6)	—	—		
Unrealized from changes in fair value of equity securities		(123.9)	(263.4)	751.1		
Total investment gains (losses)		(190.9)	(201.1)	758.0		
Total revenues		7,258.3	8,083.7	9,341.6		
Operating expenses:						
Loss and loss adjustment expenses		2,596.6	2,440.2	2,420.9	6.4	0.8
Sales and general expenses		3,843.6	4,719.2	4,942.3	(18.6)	(4.5)
Interest and other charges		70.5	66.7	56.2	5.7	18.7
Total operating expenses		6,510.8	7,226.3	7,419.5	(9.9)%	(2.6)%
Pretax income		747.4	857.4	1,922.1		
Income taxes		148.7	170.9	387.7		
Net income	$	598.6	$ 686.4	$ 1,534.3		
COMMON STOCK STATISTICS:						
Components of net income per share:						
Basic net income excluding investment gains (losses)	$	2.65	$ 2.80	$ 3.10	(5.4)%	(9.7)%
Net investment gains (losses):						
Realized investment gains (losses)		(0.19)	0.17	0.02		
Unrealized from changes in fair value of equity securities		(0.34)	(0.69)	1.96		
Basic net income	$	2.12	$ 2.28	$ 5.08		
Diluted net income excluding investment gains (losses)	$	2.63	$ 2.79	$ 3.08	(5.7)%	(9.4)%
Net investment gains (losses):						
Realized investment gains (losses)		(0.19)	0.16	0.02		
Unrealized from changes in fair value of equity securities		(0.34)	(0.69)	1.95		
Diluted net income	$	2.10	$ 2.26	$ 5.05		
Cash dividends on common stock	$	0.980	$ 1.920	$ 2.380		

The information presented in the following table highlights the most meaningful indicators of ORI's segmented and consolidated financial performance. The information underscores the performance of the Company's underwriting subsidiaries, as well as the sound investment of their capital and underwriting cash flows.

		Sources of Consolidated Income			
				2023	2022
Years Ended December 31:	2023	2022	2021	vs. 2022	vs. 2021
Net premiums and fees earned:					
General Insurance	$4,119.2	$3,808.6	$3,555.5	8.2 %	7.1 %
Title Insurance	2,562.8	3,833.8	4,404.3	(33.2)	(13.0)
RFIG Run-off	16.4	23.2	32.6	(29.2)	(28.9)
Corporate & Other	9.1	9.6	11.0	(4.9)	(12.3)
Consolidated	$6,707.7	$7,675.3	$8,003.6	(12.6)%	(4.1)%
Underwriting and related services income (loss):					
General Insurance	$ 406.0	$ 400.9	$ 311.4	1.3 %	28.7 %
Title Insurance	75.4	261.3	474.0	(71.1)	(44.9)
RFIG Run-off	14.9	28.4	21.3	(47.7)	33.3
Corporate & Other	(65.8)	(24.9)	(20.9)	(163.2)	(19.3)
Consolidated	$ 430.6	$ 665.8	$ 785.9	(35.3)%	(15.3)%
Consolidated underwriting ratio:					
Loss ratio:					
Current year	43.3 %	35.5 %	32.9 %		
Prior years	(4.6)	(3.7)	(2.7)		
Total	38.7	31.8	30.2		
Expense ratio	53.9	59.2	59.7		
Combined ratio	92.6 %	91.0 %	89.9 %		
Net investment income:					
General Insurance	$ 462.7	$ 358.0	$ 342.4	29.3 %	4.5 %
Title Insurance	57.0	47.9	43.8	18.9	9.4
RFIG Run-off	6.3	6.7	11.4	(6.8)	(41.1)
Corporate & Other	52.2	46.8	36.5	11.5	28.1
Consolidated	$ 578.3	$ 459.5	$ 434.3	25.8 %	5.8 %
Interest and other charges (credits):					
General Insurance	$ 80.9	$ 69.1	$ 64.2		
Title Insurance	(1.0)	0.4	2.1		
Corporate & Other (a)	(9.3)	(2.8)	(10.1)		
Consolidated	$ 70.5	$ 66.7	$ 56.2	5.7 %	18.7 %
Segmented and consolidated pretax income (loss) excluding investment gains (losses):					
General Insurance	$ 787.8	$ 689.8	$ 589.6	14.2 %	17.0 %
Title Insurance	133.5	308.8	515.7	(56.7)	(40.1)
RFIG Run-off	21.2	35.2	32.8	(39.9)	7.3
Corporate & Other	(4.2)	24.6	25.7	(117.3)	(4.3)
Consolidated	938.4	1,058.6	1,164.0	(11.4)%	(9.1)%
Income taxes on above	188.8	213.4	228.1		
Net income excluding investment gains (losses)	749.5	845.1	935.9	(11.3)%	(9.7)%
Consolidated pretax investment gains (losses):					
Realized from actual transactions and impairments	(21.4)	62.2	6.9		
Realized from pending sale of mortgage insurance business	(45.6)	—	—		
Unrealized from changes in fair value of equity securities	(123.9)	(263.4)	751.1		
Total	(190.9)	(201.1)	758.0		
Income taxes (credits) on above	(40.0)	(42.5)	159.6		
Net of tax investment gains (losses)	(150.8)	(158.6)	598.4		
Net income	$ 598.6	$ 686.4	$1,534.3		

(a) *Includes consolidation/elimination entries.*

General Insurance Segment Operating Results

Years Ended December 31:	2023	2022	2021	% Change 2023 vs. 2022	% Change 2022 vs. 2021
Net premiums written	$ 4,356.3	$ 3,978.2	$ 3,680.9	9.5 %	8.1 %
Net premiums earned	4,119.2	3,808.6	3,555.5	8.2	7.1
Net investment income	462.7	358.0	342.4	29.3	4.5
Other income	162.2	148.9	144.5	8.9	3.1
Operating revenues	4,744.3	4,315.6	4,042.5	9.9	6.8
Loss and loss adjustment expenses	2,553.3	2,364.6	2,303.1	8.0	2.7
Sales and general expenses	1,322.2	1,192.0	1,085.4	10.9	9.8
Interest and other costs	80.9	69.1	64.2	17.0	7.7
Operating expenses	3,956.4	3,625.8	3,452.8	9.1	5.0
Segment pretax operating income	$ 787.8	$ 689.8	$ 589.6	14.2 %	17.0 %
Loss ratio:					
Current year	67.7%	67.2%	68.6%		
Prior years	(5.7)	(5.1)	(3.8)		
Total	62.0	62.1	64.8		
Expense ratio	28.2	27.4	26.5		
Combined ratio	90.2%	89.5%	91.3%		

General Insurance net premiums earned increased 8.2% in 2023, driven by a combination of premium rate increases, high renewal retention ratios, and new business production, including contributions from recently established underwriting subsidiaries. Premium growth occurred across most lines of coverage and was most pronounced within commercial auto, property and general liability, partially offset by declines in public D&O (included within financial indemnity) and home warranty. Commercial auto, general liability and property achieved strong rate increases while there were rate declines in public D&O and workers' compensation. Net investment income increased significantly for the year, driven largely by higher investment yields earned, and to a lesser extent, a higher invested asset base.

The reported loss ratio for General Insurance remained consistent in 2023 as compared to the prior year. Favorable development came predominantly from workers' compensation and commercial auto, partially offset by unfavorable development within general liability. Overall, the longer term trends in current year loss and expense ratios reflect a shift in the line of coverage mix. Investments in new products and geographies in recent years have diversified the General Insurance business, resulting in a shift in the line of coverage mix toward lines with lower current period loss ratios and higher expense ratios.

Together, these factors produced highly profitable combined ratios and strong pretax operating income for the periods reported. For General Insurance, we target combined ratios between 90% and 95% over a full underwriting cycle, recognizing that quarterly and annual ratios and trends may deviate from this range, particularly given the long claim payment patterns associated with the business.

Title Insurance Segment Operating Results

Years Ended December 31:	2023	2022	2021	% Change 2023 vs. 2022	% Change 2022 vs. 2021
Net premiums and fees earned	$ 2,562.8	$ 3,833.8	$ 4,404.3	(33.2)%	(13.0)%
Net investment income	57.0	47.9	43.8	18.9	9.4
Other income	0.7	0.9	1.1	(15.4)	(18.2)
Operating revenues	2,620.6	3,882.7	4,449.3	(32.5)	(12.7)
Loss and loss adjustment expenses	48.7	89.1	112.9	(45.3)	(21.1)
Sales and general expenses	2,439.3	3,484.2	3,818.4	(30.0)	(8.8)
Interest and other costs	(1.0)	0.4	2.1	N/M	(80.2)
Operating expenses	2,487.0	3,573.8	3,933.5	(30.4)	(9.1)
Segment pretax operating income	$ 133.5	$ 308.8	$ 515.7	(56.7)%	(40.1)%
Loss ratio:					
Current year	3.7%	3.6%	3.6%		
Prior years	(1.8)	(1.3)	(1.0)		
Total	1.9	2.3	2.6		
Expense ratio	95.2	90.9	86.7		
Combined ratio	97.1%	93.2%	89.3%		

Title Insurance net premiums and fees earned decreased by 33.2% in 2023. Both directly produced and agency produced revenues declined, driven by a continued drop in mortgage originations attributable to higher mortgage interest rates. Commercial premiums decreased commensurately, and represent 22% of premiums earned in 2023. Net investment income increased, reflecting higher investment yields earned partially offset by a lower invested asset base.

The Title Insurance loss ratio decreased reflecting higher levels of favorable development as a percentage of premium.

Expense ratios reflect the impact of a $17.2 state sales tax assessment paid and expensed in the fourth quarter of 2022 and subsequently recovered and taken into income in 2023. The assessment increased the 2022 expense ratio by 0.5 percentage points, and its recovery reduced the 2023 expense ratio by 0.7 percentage points. Excluding the impacts of the sales tax assessment, the expense ratio remain elevated, generally reflecting lower directly produced revenues that carry higher fixed expenses.

Together, these factors produced lower pretax operating income for the periods reported.

RFIG Run-off Segment Operating Results - Mortgage Insurance

| | | | | | % Change | |
| | | | | | 2023 | 2022 |
Years Ended December 31:		2023	2022	2021	vs. 2022	vs. 2021
Net premiums earned	$	16.4	$ 23.2	$ 32.6	(29.2)%	(28.9)%
Net investment income		6.3	6.7	11.4	(6.8)	(41.1)
Loss and loss adjustment expenses		(11.0)	(17.5)	(1.7)	37.2	N/M
Pretax operating income	$	21.2	$ 35.2	$ 32.8	(39.9)%	7.3 %
Loss ratio:						
Current year		91.4 %	80.8 %	62.2 %		
Prior years		(158.3)	(156.3)	(67.5)		
Total		(66.9)	(75.5)	(5.3)		
Expense ratio		76.5	53.0	39.9		
Combined ratio		9.6 %	(22.5)%	34.6 %		

Given the volatility inherent with a lack of scale, RFIG Run-off is susceptible to produce highly variable results which have recently benefited significantly from favorable loss reserve development. Pretax operating income reflects the continuing drop in net earned premiums offset by favorable loss reserve development from higher levels of cure rates on reported defaults. Extraordinary dividends of $110.0 were paid to the parent company during 2023.

During the fourth quarter, a definitive agreement was reached to sell the mortgage insurance business to Arch U.S. MI Holdings Inc., a subsidiary of Arch Capital Group Ltd. The transaction is subject to regulatory approval and is expected to close in the first half of 2024. An estimated loss on the pending sale, inclusive of transaction costs, totaling $45.6 was reflected as a realized investment loss during the fourth quarter. See Note 2 in the Notes to Consolidated Financial Statements for further discussion.

Corporate & Other Operating Results

Years Ended December 31:		2023		2022		2021	% Change 2023 vs. 2022	2022 vs. 2021
Net life and accident premiums earned	$	9.1	$	9.6	$	11.0	(4.9)%	(12.3)%
Net investment income		52.2		46.8		36.5	11.5	28.1
Operating revenues		61.4		56.5		47.5	8.7	19.0
Benefits and loss and loss adjustment expenses		5.5		4.0		6.5	36.7	(38.1)
Insurance expenses		3.5		3.3		3.4	5.7	(4.1)
Corporate, interest and other expenses - net		56.6		24.4		11.6	131.7	109.7
Operating expenses		65.7		31.8		21.7	106.3	46.6
Corporate & Other pretax operating income (loss)	$	(4.2)	$	24.6	$	25.7	(117.3)%	(4.3)%

This segment includes a small life and accident insurance business and the net costs associated with the parent holding company and several internal corporate services subsidiaries. The segment tends to produce highly variable results stemming from volatility inherent from the lack of scale. Investment income in both 2023 and 2022 reflects the impact of higher investment yields earned. Whereas the average invested asset base was lower in 2023 due to the return of capital to shareholders, the 2022 invested asset base was higher, reflecting the proceeds from the $650 debt issuance in late 2021. Corporate net operating expenses in 2023 reflect higher personnel related costs and a one-time charge of $10.7 relating to changes in the structure of a company benefit plan. Interest expense in both 2023 and 2022 increased over 2021 due to the aforementioned debt issuance.

Summary Consolidated Balance Sheet

		December 31, 2023		2022
Assets:				
Cash and fixed income securities	$	13,375.4	$	12,688.7
Equity securities		2,660.8		3,220.9
Other		151.3		138.0
Total investments, cash and accrued investment income		16,187.6		16,047.7
Accounts and notes receivable		2,201.4		1,927.5
Federal income tax assets		21.8		15.7
Reinsurance recoverable		5,951.4		5,588.0
Deferred policy acquisition costs		417.8		382.5
Other assets		1,721.2		1,197.9
Total assets	$	26,501.4	$	25,159.4
Liabilities and Shareholders' Equity:				
Policy liabilities	$	3,193.1	$	2,970.0
Loss and loss adjustment expense reserves		12,538.2		12,221.5
Federal income tax liabilities		105.6		42.7
Reinsurance balances and funds held		1,380.9		1,079.4
Debt		1,591.2		1,597.0
Other liabilities		1,281.4		1,075.3
Total liabilities		20,090.7		18,986.2
Shareholders' equity		6,410.7		6,173.2
Total liabilities and shareholders' equity	$	26,501.4	$	25,159.4

Cash, Invested Assets, and Shareholders' Equity

As of December 31:	December 31, 2023	December 31, 2022	December 31, 2021	% Change Dec. 2023 / Dec. 2022	% Change Dec. 2022 / Dec. 2021
Cash and invested assets:					
Cash, fixed income securities, and other	$13,526.7	$12,826.7	$11,516.1	5.5 %	11.4 %
Equity securities	2,660.8	3,220.9	5,302.8	(17.4)	(39.3)
Total per balance sheet	$16,187.6	$16,047.7	$16,818.9	0.9 %	(4.6)%
Total at cost	$15,164.4	$15,365.7	$15,045.8	(1.3)%	2.1 %
Composition of shareholders' equity per share:					
Equity before items below	$ 20.51	$ 19.43	$ 18.51	5.6 %	5.0 %
Unrealized investment gains (losses) and other accumulated comprehensive income (loss)	2.80	1.64	4.26		
Total	$ 23.31	$ 21.07	$ 22.77	10.6 %	(7.5)%
Segmented composition of shareholders' equity per share:					
Excluding RFIG Run-off segment	$ 22.72	$ 20.17	$ 21.48	12.6 %	(6.1)%
RFIG Run-off segment	0.59	0.90	1.29		
Consolidated total	$ 23.31	$ 21.07	$ 22.77	10.6 %	(7.5)%

As of December 31, 2023, the consolidated investment portfolio reflected an allocation of approximately 83% to fixed income (bonds and notes) and short-term investments, and 17% to equity securities (common stock). Our investment management process remains focused on retaining quality investments that produce consistent streams of investment income, and we continue to evaluate the investment portfolio mix in light of the current interest rate environment. During 2022, management rebalanced the investment portfolio, thereby reducing its equity holdings and reinvesting the proceeds in fixed income securities. The fixed income portfolio continues to be the anchor for the insurance underwriting subsidiaries' obligations. The maturities of our fixed income assets are matched to the expected liabilities for claim payment obligations to policyholders and their beneficiaries. Our equity portfolio consists of high-quality common stocks of U.S. companies with long-term records of reasonable earnings growth and steadily increasing dividends.

Old Republic's investment portfolio is directed in consideration of enterprise-wide risk management objectives, intended to ensure solid funding of our insurance underwriting subsidiaries' obligations to policyholders and their beneficiaries, as well as the long-term stability of these subsidiaries' capital base. For these reasons, the investment portfolio does not contain high risk or illiquid asset classes and has extremely limited exposure to collateralized debt obligations (CDO), credit default and interest rate swaps, hybrid securities, asset-backed securities (ABS), guaranteed investment contracts (GIC), structured investment vehicles (SIV), auction rate variable short-term securities, limited partnerships, derivatives, hedge funds or private equity investments. Moreover, the Company does not engage in hedging or securities lending transactions, nor does it invest in securities whose values are predicated on non-regulated financial instruments exhibiting amorphous or unfunded counter-party risk attributes. Pursuant to our enterprise risk management guidelines and controls, we perform regular stress tests of our investment portfolio to gain reasonable assurance that periodic downdrafts in market prices do not seriously undermine our financial strength and the long-term continuity and prospects of our insurance underwriting subsidiaries.

Changes in shareholders' equity per share are reflected in the following table. As shown, these resulted mostly from net income excluding net investment gains (losses), realized and unrealized investment gains (losses), and dividend payments to shareholders.

	Shareholders' Equity Per Share		
	December 31,		
	2023	2022	2021
Beginning balance	$ 21.07	$ 22.77	$ 20.76
Changes in shareholders' equity:			
Net income excluding net investment gains (losses)	2.65	2.80	3.10
Net of tax realized investment gains (losses)	(0.19)	0.17	0.02
Net of tax unrealized investment gains (losses):			
Fixed income securities	1.31	(2.18)	(0.97)
Equity securities	(0.34)	(0.69)	1.96
Total net of tax realized and unrealized investment gains (losses)	0.78	(2.70)	1.01
Cash dividends	(0.98)	(1.92)	(2.38)
Other - net	(0.21)	0.12	0.28
Net change	2.24	(1.70)	2.01
Ending balance	$ 23.31	$ 21.07	$ 22.77
Percentage change for the period	10.6 %	(7.5)%	9.7%
Percentage change for the period, inclusive of cash dividends	15.3 %	1.0 %	21.1%

DETAILED MANAGEMENT ANALYSIS

This section of the Management Analysis of Financial Position and Results of Operations is additive to and should be read in conjunction with the Executive Summary which precedes it.

RESULTS OF OPERATIONS

Consolidated Overview

Premiums & Fees

The major sources of Old Republic's consolidated earned premiums and fees for the periods shown were as follows:

	Net Earned Premiums and Fees		
Years Ended December 31:	2023	2022	2021
General Insurance	$ 4,119.2	$ 3,808.6	$ 3,555.5
Title Insurance	2,562.8	3,833.8	4,404.3
RFIG Run-off	16.4	23.2	32.6
Corporate & Other	9.1	9.6	11.0
Total	$ 6,707.7	$ 7,675.3	$ 8,003.6
Percentage change from prior period	(12.6)%	(4.1)%	18.8 %

For 2023, consolidated net premiums and fees earned declined 12.6%. The continued decline in Title Insurance net premiums and fees was partially offset by strong growth in General Insurance. For 2022, consolidated net premiums and fees earned declined 4.1%, reflecting a decrease in Title Insurance of 13.0%, offset by growth in General Insurance of 7.1%.

Net Investment Income

The following tables reflect the invested asset bases as of the indicated dates, the investment income earned and resulting yields on such assets. Because the Company can exercise little control over fair values, management evaluates yields on the basis of investment income earned in relation to the cost of the underlying invested assets.

	Invested Assets at Cost					Fair Value Adjust-ment	Invested Assets at Fair Value
	General Insurance	Title Insurance	RFIG Run-off (a)	Corporate & Other	Total		
As of December 31:							
2022	$ 11,825.2	$ 1,512.4	$ 341.6	$ 1,500.1	$ 15,179.4	$ 680.4	$ 15,859.9
2023	$ 12,030.5	$ 1,350.2	$ 25.2	$ 1,438.5	$ 14,844.5	$ 1,023.1	$ 15,867.7

(a) At December 31, 2023, the Company classified its RFIG Run-off mortgage insurance business as held-for-sale in its consolidated balance sheet. See Note 2 in the Notes to Consolidated Financial Statements for further discussion.

	Net Investment Income					Yield at	
	General Insurance	Title Insurance	RFIG Run-off	Corporate & Other	Total	Cost	Fair Value
Years Ended December 31:							
2021	$ 342.4	$ 43.8	$ 11.4	$ 36.5	$ 434.3	3.02%	2.72%
2022	358.0	47.9	6.7	46.8	459.5	3.07	2.83
2023	$ 462.7	$ 57.0	$ 6.3	$ 52.2	$ 578.3	3.82%	3.62%

Net investment income increased 25.8% in 2023, driven by higher investment yields earned. Net investment income increased by 5.8% in 2022, reflecting growth in the invested asset base and higher investment yields earned.

Loss and Loss Adjustment Expenses

Total loss costs are affected by the amount of paid claims and the adequacy of reserve estimates established for current and prior years' claim occurrences at each balance sheet date.

The following table shows a breakdown of gross and net of reinsurance loss reserve estimates for major types of insurance coverages as of December 31, 2023 and 2022:

	Loss and Loss Adjustment Expense Reserves			
December 31:	2023		2022	
	Gross	Net	Gross	Net
Workers' compensation	$ 4,723.5	$ 2,725.3	$ 4,855.2	$ 2,879.6
Commercial auto	3,492.8	1,808.4	3,233.9	1,747.3
General liability	1,518.8	705.5	1,427.3	641.9
Other coverages	1,890.3	1,412.5	1,707.8	1,260.0
Unallocated loss adjustment expense reserves	303.3	303.3	296.9	295.8
Total general insurance reserves	11,928.9	6,955.2	11,521.2	6,824.8
Title	598.5	598.5	612.8	612.8
RFIG Run-off (a)	—	—	77.9	77.9
Life and accident	10.7	6.6	9.4	6.3
Total loss and loss adjustment expense reserves	$12,538.2	$ 7,560.4	$12,221.5	$ 7,521.9
Asbestosis and environmental loss reserves included in the above general insurance reserves:				
Amount	$ 130.6	$ 87.5	$ 121.3	$ 84.0
% of total general insurance reserves	1.1%	1.3%	1.1%	1.2%

_____

    (a) RFIG Run-off loss and loss adjustment expense reserves of $54.9 on both a gross and net basis have been classified as held-for-sale as of December 31, 2023. See Note 2 in the Notes to Consolidated Financial Statements for further discussion.

A summary of changes in aggregate reserves for loss and loss adjustment expenses is included in Note 5 in the Notes to Consolidated Financial Statements.

The percentage of net loss and loss adjustment expenses incurred as a percentage of premiums and related fee revenues of the Company's three reportable segments and for consolidated operations were as follows:

Years Ended December 31:	2023	2022	2021
General Insurance	62.0 %	62.1%	64.8%
Title Insurance	1.9	2.3	2.6
RFIG Run-off	(66.9)	(75.5)	(5.3)
Consolidated loss ratio	38.7 %	31.8%	30.2%
Reconciliation of consolidated loss ratio:			
Provision for insured events of the current year	43.3 %	35.5%	32.9%
Change in provision for insured events of prior years:			
Net favorable development	(4.6)	(3.7)	(2.7)
Consolidated loss ratio	38.7 %	31.8%	30.2%

The consolidated loss ratio reflects the changing contributions of each segment to consolidated results, and this ratio's variances within each segment. The increase in the 2023 consolidated loss and loss adjustment expense ratio is primarily due to a change in mix commensurate with the drop in Title Insurance premiums which carry lower loss and loss adjustment expense ratios.

For the three most recent calendar years, the above table indicates that the one-year development of consolidated reserves at the beginning of each year produced favorable developments in 2023, 2022, and 2021, which on average decreased the consolidated loss ratio by 3.7% percentage points. Both General Insurance and Title Insurance experienced increased levels of favorable development in relation to earned premiums in 2023. Favorable development in General Insurance continued to be experienced within workers' compensation and commercial auto lines of coverage. The increase in favorable development as a percentage of net premiums and fees earned experienced within Title Insurance was impacted by declining premium levels in 2023.

Management believes that its overall reserving practices have been consistently applied over many years, and that its aggregate net reserves have generally resulted in reasonable approximations of the ultimate net costs of losses incurred. Management maintains hold periods that vary primarily by line of business. However, reserves may be increased within a holding period when the initial expected loss ratio is believed to be inadequate. Conversely, in certain cases, reserves may be released within a holding period when the redundancies are expected to exceed the upper end of the actuarially determined range. No representation is made nor is any guaranty given that ultimate net losses and related costs will not develop in future years to be significantly greater or lower than currently established reserve estimates. In management's opinion, such changes in net losses and related costs are not likely to have a material effect on the Company's consolidated financial position, although it could materially affect its consolidated results of operations for any one annual or interim reporting period. See further discussion in this Annual Report on Form 10-K under Item 1A - Risk Factors.

Underwriting Acquisition and Other Expenses

The following table sets forth the expense ratios registered by each business segment and in consolidation for the periods shown:

Years Ended December 31:	2023	2022	2021
General Insurance	28.2%	27.4%	26.5%
Title Insurance	95.2	90.9	86.7
RFIG Run-off	76.5	53.0	39.9
Consolidated	53.9%	59.2%	59.7%

Variations in the Company's consolidated expense ratios reflect a continually changing mix of coverages sold and costs of producing business. To a significant degree, expense ratios for both the General and Title Insurance segments are mostly reflective of variable costs, such as commissions or similar charges, that rise or decline along with corresponding changes in premium and fee income. General operating expenses are routinely subject to timing, and can fluctuate with line of coverage mix, as well as investments in business expansion and information technology. The decrease in the 2023 consolidated expense ratio is primarily due to a change in mix commensurate with the drop in Title Insurance premiums which carry a higher expense ratio. The long term trends in the General Insurance expense ratio reflect a shift in line of coverage mix. Investments in new products and geographies in recent years have diversified the General Insurance business, resulting in a shift in the line of coverage mix toward lines with lower current period loss ratios and higher expense ratios. The 2023 and 2022 Title Insurance expense ratios were elevated compared to 2021, generally reflecting lower directly produced revenues that carry higher fixed expenses.

Combined Ratios

The combined ratios of the above summarized net loss and loss adjustment expenses and underwriting expenses are as follows:

Years Ended December 31:	2023	2022	2021
General Insurance	90.2%	89.5%	91.3%
Title Insurance	97.1	93.2	89.3
RFIG Run-off	9.6	(22.5)	34.6
Consolidated	92.6%	91.0%	89.9%

Net Investment Gains (Losses)

The Company's investment policies are designed to produce a stable source of income from interest and dividends, protection of capital, and provide sufficient liquidity to meet insurance underwriting and other obligations as they become payable in the future.

The following table reflects the composition of net investment gains or losses for the periods shown.

Years Ended December 31:		2023		2022		2021
Realized investment gains (losses) from actual transactions:						
Fixed income	$	(180.7)	$	(187.6)	$	1.5
Equity securities and other		165.5		373.3		5.3
Total		(15.2)		185.7		6.9
Impairment losses		(51.8)		(123.5)		—
Unrealized gains (losses) from changes in fair value of equity securities		(123.9)		(263.4)		751.1
Total investment gains (losses)	$	(190.9)	$	(201.1)	$	758.0

Dispositions of fixed income securities from scheduled maturities and early calls were 48.3%, 49.1%, and 80.7% of total fixed income dispositions occurring in 2023, 2022, and 2021, respectively. Realized gain (loss) activity in 2023 was primarily the result of tax planning considerations in conjunction with the sales of securities to fund the Company's repurchase program. The 2023 impairment charge primarily reflects an estimated loss of $45.6 on the pending sale of the RFIG Run-off mortgage insurance business. To a lesser degree, 2023 impairment losses were also recorded on fixed income securities that the Company intended to and subsequently disposed of to facilitate certain structural changes to a deferred compensation plan, as well as a small credit loss. During 2022, the Company rebalanced the investment portfolio by reducing equity security holdings and increasing fixed income holdings as reinvestment rates began to materially improve. Additionally, 2022 includes investment impairment charges of $123.5 on fixed income securities, which management intended to and subsequently disposed of during the year, driven primarily by tax planning considerations. The realization of investment gains or losses can be highly discretionary and can be affected by such factors as the timing of individual securities sales, the recording of estimated losses from write-downs of impaired securities, tax-planning and tax-rate change considerations, and modifications of investment management judgments regarding the direction of securities markets or the future prospects of individual investees or industry sectors.

Income Taxes

The effective consolidated income tax rates were 19.9%, 19.9%, and 20.2% in 2023, 2022, and 2021, respectively. The rates for each year reflect primarily the varying proportions of pretax operating income derived from partially tax preferred investment income (principally tax-exempt interest and dividend income).

Segment Overview

General Insurance

Summary Operating Results

				% Change	
				2023	2022
Years Ended December 31:	2023	2022	2021	vs. 2022	vs. 2021
Net premiums earned	$ 4,119.2	$ 3,808.6	$ 3,555.5	8.2 %	7.1 %
Loss and loss adjustment expenses	2,553.3	2,364.6	2,303.1	8.0	2.7
Sales and general expenses	1,322.2	1,192.0	1,085.4	10.9	9.8
Segment pretax operating income	$ 787.8	$ 689.8	$ 589.6	14.2 %	17.0 %
Loss ratio:					
Current year	67.7%	67.2%	68.6%		
Prior years	(5.7)	(5.1)	(3.8)		
Total	62.0	62.1	64.8		
Expense ratio	28.2	27.4	26.5		
Combined ratio	90.2%	89.5%	91.3%		

Premiums & Fees

The percentage of net premiums earned for major insurance coverages in the General Insurance segment was as follows:

	General Insurance Net Earned Premiums by Type of Coverage		
Years Ended December 31:	2023	2022	2021
Commercial auto	41.0%	39.5%	39.6%
Workers' compensation	19.5	21.3	21.9
Property	11.5	9.8	9.7
Financial indemnity	8.4	10.3	9.7
Home and auto warranty	7.6	8.7	9.5
General liability	6.1	5.2	5.2
Other coverages	5.9%	5.2%	4.4%

General Insurance net premiums earned increased 8.2% for 2023, driven by a combination of premium rate increases, high renewal retention ratios, and new business production, including contributions from recently established underwriting subsidiaries. Premium growth occurred across most lines of coverage and was most pronounced within commercial auto, property and general liability, partially offset by declines in public D&O (included within financial indemnity) and home warranty. Commercial auto, general liability and property achieved strong rate increases while there were rate declines in public D&O and workers' compensation. General Insurance net premiums earned increased 7.1% for 2022, driven by growth in most lines of coverage, in particular, commercial auto. Premium rate increases for most lines of coverages, high renewal retention ratios, and new business production all contributed.

Loss and Loss Adjustment Expenses

The percentage of net loss and loss adjustment expenses measured against premiums earned by major types of insurance coverage were as follows:

	General Insurance Loss Ratios by Type of Coverage		
Years Ended December 31:	2023	2022	2021
Commercial auto	71.5%	66.6%	71.5%
Workers' compensation	41.4	45.9	58.9
Property	61.0	65.4	59.3
Financial indemnity	48.2	67.0	53.9
Home and auto warranty	65.5	66.9	67.9
General liability	76.0	71.6	64.1
Other coverages	65.9	60.4	63.8
All coverages	62.0%	62.1%	64.8%

Overall, the longer term trends in current year loss and expense ratios reflect a shift in the line of coverage mix. Investments in new products and geographies in recent years have diversified the General Insurance business, resulting in a shift in the line of coverage mix toward lines with lower current period loss ratios and higher expense ratios. The General Insurance loss ratio has improved in recent years due to higher levels of favorable development and improving current year loss ratios. Favorable development is predominantly from workers' compensation and commercial auto, partially offset by unfavorable development within general liability in 2023. The property loss ratio was elevated in 2022 primarily due to the impacts of Hurricane Ian, impacted by reinstatement premiums of $16.6 and losses based on the Company's estimated $10.0 net retention. The financial indemnity loss ratio in 2022 reflected an elevated level of security class action claims on public company D&O insurance from accident years 2018 and 2019.

Unfavorable asbestosis and environmental (A&E) claim developments included in general liability coverages above are not material in any of the periods presented, and are typically attributable to periodic re-evaluations of such reserves as well as subsequent reclassifications of other coverages' reserves, most often workers' compensation, deemed assignable to A&E category of losses. Except for a small portion that emanates from ongoing primary insurance operations, a large majority of the A&E claim reserves posted by Old Republic stem mainly from its participations in assumed reinsurance treaties and insurance pools which were discontinued during the 1980's and have since been in run-off status. With respect to the primary portion of gross A&E reserves, Old Republic administers the related claims through its claims personnel as well as outside attorneys, and posted reserves reflect its best estimates of ultimate claim costs. Claims administration for the assumed portion of the Company's A&E exposures is handled by the claims departments of unrelated primary or ceding reinsurance companies. While the Company performs periodic reviews of certain claim files managed by third parties, the overall A&E reserves it establishes respond to the paid claim and case reserve activity reported to the Company as well as available industry statistical data such as survival ratios. Such ratios represent the number of years' average paid losses for the three or five most recent calendar years that are encompassed by an insurer's A&E reserve level at any point in time. According to this appraisal of an insurer's A&E loss reserve level, Old Republic's average five-year paid loss survival ratios stood at 6.6 years (gross) and 7.4 years (net of reinsurance) as of December 31, 2023, and 6.4 years (gross) and 7.6 years (net of reinsurance) as of December 31, 2022. Fluctuations in this ratio between years can be caused by the inconsistent payout patterns associated with these types of claims. For the five years ended December 31, 2023, incurred A&E

claims and related loss settlement costs have averaged 0.6% of average annual General Insurance loss and loss adjustment expenses.

A summary of reserve activity, including estimates for IBNR, relating to A&E claims at December 31, 2023 and 2022 is as follows:

December 31:	2023		2022	
	Gross	Net	Gross	Net
Asbestosis:				
Reserves at beginning of year	$ 98.3	$ 66.7	$ 85.0	$ 54.9
Loss and loss expenses incurred	27.9	16.9	29.0	23.5
Loss and loss adjustment expenses paid	17.0	13.4	15.7	11.7
Reserves at end of year	109.2	70.2	98.3	66.7
Environmental:				
Reserves at beginning of year	23.0	17.3	33.0	22.3
Loss and loss expenses incurred	0.4	1.4	(4.9)	(1.8)
Loss and loss adjustment expenses paid	2.0	1.5	5.0	3.1
Reserves at end of year	21.4	17.3	23.0	17.3
Total asbestosis and environmental reserves	$ 130.6	$ 87.5	$ 121.3	$ 84.0

Sales and General Expenses

Recent years' expense ratios reflect a shift in line of coverage mix. Investments in new products and geographies in recent years have diversified the General Insurance business, resulting in a shift in the line of coverage mix toward lines with lower current period loss ratios and higher expense ratios. Higher personnel and information technology costs in 2023 also contributed to the higher expense ratios.

Title Insurance

Summary Operating Results

				% Change	
				2023	2022
Years Ended December 31:	2023	2022	2021	vs. 2022	vs. 2021
Net premiums and fees earned	$ 2,562.8	$ 3,833.8	$ 4,404.3	(33.2)%	(13.0)%
Loss and loss adjustment expenses	48.7	89.1	112.9	(45.3)	(21.1)
Sales and general expenses	2,439.3	3,484.2	3,818.4	(30.0)	(8.8)
Segment pretax operating income	$ 133.5	$ 308.8	$ 515.7	(56.7)%	(40.1)%
Loss ratio:					
Current year	3.7%	3.6%	3.6%		
Prior years	(1.8)	(1.3)	(1.0)		
Total	1.9	2.3	2.6		
Expense ratio	95.2	90.9	86.7		
Combined ratio	97.1%	93.2%	89.3%		

Premiums & Fees

Title Insurance premium and fee revenues stemming from the Company's direct operations (which include branch offices of its title insurers and wholly-owned agency subsidiaries) are generally recognized as income at the transaction closing date which approximates the policy effective date. Fee income related to escrow and other closing services is recognized when the related services have been performed and completed. Title premium and fee revenues produced by independent title agents are recognized upon receipt, rather than making estimates that could be subject to significant variance from actual premium and fee production. Such receipts can result in a three to four month lag relative to the effective date of the underlying title policy and are offset concurrently by production expenses and loss reserve provisions.

The following table shows the percentage distribution of Title Insurance premium and fee revenues by production sources:

	Premium and Fee Production by Source		
Years Ended December 31:	2023	2022	2021
Direct Operations	21.0%	19.5%	22.0%
Independent Title Agents	79.0%	80.5%	78.0%

Title Insurance net premium and fee earned declined by 33.2% in 2023. Both directly produced and agency produced revenues declined, driven by a continued drop in mortgage originations attributable to higher mortgage interest rates. Commercial premiums decreased commensurately, and represent 22% of premiums earned in 2023. For 2022, net premiums and fees earned decreased by 13.0%, driven by increasing mortgage interest rates which drove a steep reduction in refinance activity and to a lesser extent, purchase activity.

Loss and Loss Adjustment Expenses

Title Insurance loss ratios have remained in the low single digits for a number of years due to a continuation of favorable trends in claims frequency and severity. Favorable developments of reserves established in prior years continued to reduce the loss ratios for the periods reported.

Sales and General Expenses

Expense ratios reflect the impact of a $17.2 state sales tax assessment paid and expensed in the fourth quarter of 2022 and subsequently recovered and taken into income in 2023. The assessment increased the 2022 expense ratio by 0.5 percentage points and its recovery reduced the 2023 expense ratio by 0.7 percentage points. Excluding the impacts of the sales tax assessment, both period's expense ratios remain elevated, generally reflecting lower directly produced revenues that carry higher fixed expenses.

RFIG Run-off

Summary Operating Results

				% Change	
				2023	2022
Years Ended December 31:	2023	2022	2021	vs. 2022	vs. 2021
Net premiums earned	$ 16.4	$ 23.2	$ 32.6	(29.2)%	(28.9)%
Loss and loss adjustment expenses	(11.0)	(17.5)	(1.7)	37.2	N/M
Pretax operating income	$ 21.2	$ 35.2	$ 32.8	(39.9)%	7.3 %
Loss ratio:					
Current year	91.4 %	80.8 %	62.2 %		
Prior years	(158.3)	(156.3)	(67.5)		
Total	(66.9)	(75.5)	(5.3)		
Expense ratio	76.5	53.0	39.9		
Combined ratio	9.6 %	(22.5)%	34.6 %		

RFIG Run-off's mortgage guaranty insurance carriers ceased the underwriting of new policies effective August 31, 2011 and the existing book of business was placed in run-off operating mode.

During the fourth quarter of 2023, a definitive agreement was reached to sell the mortgage insurance business to Arch U.S. MI Holdings Inc., a subsidiary of Arch Capital Group Ltd. The transaction is subject to regulatory approval and is expected to close in the first half of 2024. An estimated loss on the pending sale, inclusive of transaction costs, totaling $45.6 was reflected as a realized investment loss during the fourth quarter of 2023. See Note 2 in the Notes to Consolidated Financial Statements for further discussion.

Premiums & Fees

RFIG Run-off's mortgage guaranty premiums primarily stem from monthly installments paid on long-duration, guaranteed renewable insurance policies. Such premiums are written and earned in the month coverage is effective. With respect to relatively few annual or single premium policies, earned premiums are largely recognized on a pro-rata basis over the terms of the policies.

The following tables provide information on production and related risk exposure trends for Old Republic's mortgage guaranty insurance operation:

	Premium and Persistency Trends		
Years Ended December 31:	2023	2022	2021
Net Earned Premiums	$ 16.4	$ 23.2	$ 32.6
Persistency	84.4 %	78.1 %	74.8 %

Persistency trends improved in 2023, mostly due to the impact of rising mortgage interest rates on the real estate market.

	Net Risk in Force by Type		
Years Ended December 31:	2023	2022	2021
Traditional Primary	$ 909.6	$ 1,059.1	$ 1,364.9
Other	73.7	114.4	140.4
Total	$ 983.4	$ 1,173.5	$ 1,505.4

The results of RFIG Run-off reflected the continuing drop in net earned premiums in line with the declining risk in force and lower renewal premium rates.

Loss and Loss Adjustment Expenses

The following table provides certain mortgage guaranty average loss related trends.

Years Ended December 31:	2023	2022	2021
Average Settled Claim Amount (a)	$ 40,213	$ 43,742	$ 42,411
Reported Delinquency Ratio at End of Period	10.5 %	11.8 %	12.4 %

_____

(a) Amounts are in whole dollars.

Mortgage insurance loss costs continued to be favorable from higher levels of cure rates on reported defaults.

FINANCIAL POSITION

The Company's financial position at December 31, 2023 reflected increases in assets, liabilities, and common shareholders' equity of 5.3%, 5.8%, and 3.8%, respectively, when compared to the immediately preceding year-end. Cash and invested assets represented 61.1% and 63.8% of consolidated assets as of December 31, 2023 and 2022, respectively. As of year-end 2023, the cash and invested asset base decreased by 0.9% to $16,187.6.

Investment Portfolio

Old Republic continues to adhere to its long-term policy of investing primarily in investment grade, marketable securities. At both December 31, 2023 and 2022, nearly all of the Company's investments consisted of marketable securities. The investment portfolio does not contain high risk or illiquid asset classes and has extremely limited exposure to collateralized debt obligations (CDO), credit default and interest rate swaps, hybrid securities, asset-backed securities (ABS), guaranteed investment contracts (GIC), structured investment vehicles (SIV), auction rate variable short-term securities, limited partnerships, derivatives, hedge funds or private equity investments. Moreover, the Company does not engage in hedging or securities lending transactions, nor does it invest in securities whose values are predicated on non-regulated financial instruments exhibiting amorphous or unfunded counter-party risk attributes. At December 31, 2023, the Company had no fixed income investments in default as to principal and/or interest.

Several years ago, interest rates dropped to a level where the Company had the opportunity to invest in high quality dividend paying equity securities to attain a higher yield than could be earned from fixed income investments with similar risk profiles. This equity portfolio grew to a high of more than 30% of the entire consolidated portfolio, including a large amount of unrealized gains. In early 2022, management decided to rebalance the portfolio and reduce its equity holdings. This decision was precipitated by several factors: the overall economic backdrop, a rapidly increasing level of inflation, the Federal Reserve signaling a tightening of monetary policy, and increasing interest rates. As a result, the Company replaced the yield that has been provided by the equity portfolio with a lower risk (in terms of volatility) source of net investment income. The Company sold more than $2 billion worth of equities, all of which were within 11% of their 52 week highs. This generated $374.5 in net realized gains on sales. As part of a tax planning initiative, the Company took advantage of depressed fixed income values from the rising interest rate environment and sold enough fixed income securities in a loss position to offset all but $62.2 in net realized gains.

Short-term maturity investment positions reflect a large variety of factors including current operating needs, expected operating cash flows, debt maturities, and investment strategy considerations. Accordingly, the future level of short-term investments will vary and respond to the interplay of these factors and may, as a result, increase or decrease from current levels.

The Company does not own or utilize derivative financial instruments for the purpose of hedging, enhancing the overall return of its investment portfolio, or reducing the cost of its debt obligations. With regard to its equity portfolio, the Company does not own any options nor does it engage in any type of option writing. Traditional investment management tools and techniques are employed to address the yield and valuation exposures of the invested assets base. The fixed income investment portfolio is managed so as to limit various risks inherent in the bond market. Credit risk is addressed through asset diversification and the purchase of investment grade securities. Reinvestment rate risk is reduced by concentrating on non-callable issues, and by taking asset-liability matching considerations into account. Purchases of mortgage- and asset-backed securities, which have variable principal prepayment options, are generally avoided. Market value risk is limited through the purchase of bonds of intermediate maturity. The combination of these investment management practices is expected to produce a more stable fixed Income investment portfolio that is not subject to extreme interest rate sensitivity and principal deterioration.

The fair value of the Company's fixed income investment portfolio is sensitive, however, to fluctuations in the level of interest rates, but not materially affected by changes in anticipated cash flows caused by any prepayments. The impact of interest rate movements on the fixed income investment portfolio generally affects net unrealized gains or losses. As a general rule, rising interest rates enhance currently available yields but typically lead to a reduction in the fair value of existing fixed income investments. By contrast, a decline in such rates reduces currently available yields but usually serves to increase the fair value of the existing fixed income investment portfolio. All such changes in fair value of securities are reflected, net of deferred income taxes, directly in the common shareholders' equity account, and as a separate component of the consolidated statements of comprehensive income. Given the Company's inability to forecast or control the movement of interest rates, Old Republic sets the maturity spectrum of its fixed income securities portfolio within parameters of estimated liability payouts, and focuses the overall portfolio on high quality investments. By so doing, Old Republic believes it is reasonably assured of its ability to hold securities to maturity as it may deem necessary in changing environments, and of ultimately recovering their aggregate cost.

Possible future declines in fair values for Old Republic's fixed income portfolio would negatively affect the common shareholders' equity account at any point in time but would not necessarily result in the recognition of realized investment losses.

The following tables show certain information relating to the Company's fixed income and equity portfolios as of the dates shown:

Fixed Income Securities Stratified by Credit Quality (a)

December 31:	2023	2022
Aaa	18.8%	22.1%
Aa	9.5	10.0
A	35.9	34.1
Baa	34.7	32.3
Total investment grade	98.9	98.5
Non-investment grade or non-rated issuers	1.1	1.5
Total	100.0%	100.0%

_____

(a) Credit quality ratings referred to herein are a blend of those assigned by the major credit rating agencies for U.S. and Canadian Governments, Agencies, Corporates, and Municipal issuers.

Gross Unrealized Gains and Losses Stratified by Industry Concentration for Fixed Income Securities

December 31, 2023	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
Non-Investment Grade Fixed Income Securities by Industry Concentration:								
Consumer, Cyclical	$	38.1	$	0.2	$	0.5	$	37.8
Basic Materials		23.7		0.2		0.7		23.1
Energy		22.5		—		0.4		22.1
Industrial		19.2		—		1.1		18.1
Other (includes four industry groups)		33.7		0.4		0.2		33.9
Total	$	137.4	$	1.0	$	3.1	$	135.2
Investment Grade Fixed Income Securities by Industry Concentration:								
Governments	$	2,558.1	$	3.4	$	69.1	$	2,492.4
Utilities		1,982.4		23.5		54.5		1,951.4
Consumer, Non-cyclical		1,799.2		27.5		31.5		1,795.2
Financial		1,543.0		21.1		27.1		1,537.0
Industrial		1,506.8		23.8		27.3		1,503.3
Consumer, Cyclical		959.6		15.0		12.7		961.8
Energy		709.4		6.9		16.2		700.1
Other (includes five industry groups)		1,066.6		16.2		20.0		1,062.9
Total	$	12,125.5	$	137.9	$	258.8	$	12,004.6

In the above tables the unrealized losses on fixed income securities are primarily deemed to reflect changes in the interest rate environment.

Gross Unrealized Gains and Losses Stratified by Industry Concentration for Equity Securities

December 31, 2023	Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
Equity Securities by Industry Concentration:								
Consumer, Non-cyclical	$	406.2	$	236.9	$	3.9	$	639.1
Utilities		355.2		100.5		11.4		444.3
Industrial		288.6		344.6		0.1		633.1
Energy		150.5		118.9		—		269.5
Financial		79.0		85.0		0.2		163.7
Consumer, Cyclical		68.6		98.4		—		167.0
Other (includes five industry groups)		163.6		180.1		—		343.7
Total	$	1,511.9	$	1,164.7	$	15.7	$	2,660.8

The Company's equity portfolio consists of high-quality common stocks of U.S. companies with long-term records of reasonable earnings growth and steadily increasing dividends.

Gross Unrealized Losses Stratified by Maturity Ranges for All Fixed Income Securities

December 31, 2023	Amortized Cost				Gross Unrealized Losses			
	All		Non-Investment Grade Only		All		Non-Investment Grade Only	
Maturity Ranges:								
Due in one year or less	$	1,550.8	$	14.7	$	16.4	$	0.1
Due after one year through five years		4,428.7		49.9		150.8		1.3
Due after five years through ten years		1,752.4		26.5		93.6		1.6
Due after ten years		22.7		—		1.1		—
Total	$	7,754.8	$	91.2	$	262.0	$	3.1

Gross Unrealized Losses Stratified by Duration and Amount of Unrealized Losses for All Fixed Income Securities

	Amount of Gross Unrealized Losses			
December 31, 2023	Less than 20% of Cost	20% to 50% of Cost	More than 50% of Cost	Total Gross Unrealized Loss
Number of Months in Unrealized Loss Position:				
Fixed Income Securities:				
One to six months	$ 0.9	$ —	$ —	$ 0.9
Seven to twelve months	10.8	—	—	10.8
More than twelve months	250.0	0.1	—	250.2
Total	$ 261.8	$ 0.1	$ —	$ 262.0

In the above tables the unrealized losses on fixed income securities are primarily deemed to reflect changes in the interest rate environment.

Age Distribution of Fixed Income Securities

December 31:	2023	2022
Maturity Ranges:		
Due in one year or less	13.1%	11.4%
Due after one year through five years	49.9	48.5
Due after five years through ten years	36.3	38.8
Due after ten years through fifteen years	0.6	1.2
Due after fifteen years	0.1	0.1
Total	100.0%	100.0%
Average Maturity in Years	4.3	4.3
Duration	3.7	3.9

Duration is used as a measure of bond price sensitivity to interest rate changes. A duration of 3.7 as of December 31, 2023 implies that a 100-basis point parallel increase in interest rates from current levels would result in a possible decline in the fair value of the fixed income investment portfolio of approximately 3.7%.

Liquidity and Capital Resources

The parent holding company meets its liquidity and capital needs principally through dividends and interest on intercompany financing arrangements paid by its subsidiaries. The insurance subsidiaries' ability to pay cash dividends and interest to the parent company is generally restricted by law or subject to approval of the insurance regulatory authorities. Based on December 31, 2023 statutory balances, the Company can receive up to $854.5 in ordinary dividends from its subsidiaries in 2024 without the prior approval of regulatory authorities. The liquidity achievable through such permitted dividend payments is sufficient to cover the parent holding company's currently expected regularly recurring cash outflows represented mostly by interest, anticipated cash dividend payments to shareholders, operating expenses, and the near-term capital needs of its operating subsidiaries.

Old Republic's total capitalization of $8,002.0 at December 31, 2023 consisted of debt of $1,591.2 and common shareholders' equity of $6,410.7. Changes in the common shareholders' equity account reflect primarily net income excluding net investment gains (losses), realized and unrealized gains (losses), dividend payments to shareholders, and share repurchases for the year then ended. At December 31, 2023, the Company's consolidated debt to equity ratio was 24.8%. The Company plans to have adequate liquidity available to retire the senior notes maturing in October 2024 in the event that market conditions are not favorable to refinancing.

Old Republic has paid a cash dividend without interruption since 1942 (82 years), and it has raised the annual cash dividend payment for each of the past 42 years. The dividend rate is reviewed and approved by the Board of Directors on a quarterly basis each year. In establishing each year's cash dividend rate the Company does not follow a strict formulaic approach. Rather, it favors a gradual rise in the annual dividend rate that is largely reflective of long-term consolidated operating earnings trends. Accordingly, each year's dividend rate is set judgmentally in consideration of such key factors as the dividend paying capacity of the Company's insurance subsidiaries, the trends in average annual earnings for the five to ten most recent calendar years, and management's long-term expectations for the Company's consolidated business and its individual operating subsidiaries.

During 2023, the Company returned capital to shareholders of $806, comprised of $276 in dividends and $530 of share repurchases (20.9 million shares at an average price of $25.59 per share). Following the close of the year and through February 20, 2024, the Company repurchased 2.9 million additional shares for $83.1 (average price of $28.33), completing its repurchase program under the most recent repurchase authorization, approved by the Company's Board of Directors on May 12, 2023. The repurchase program was intended to comply with Rule 10b-18 and had no expiration date, did not require the purchase of any minimum number of shares and could be suspended, modified or discontinued at any time without prior notice. Old Republic may also from time to time repurchase shares pursuant to written, pre-arranged Rule 10b5-1 plans. The Company's Board of Directors also declared special cash dividends of $1.00 per share in August 2022 (paid on September 15, 2022) and $1.50 per share in August 2021 (paid on October 6, 2021). In reaching its decision to authorize the share repurchase program, the Board evaluated such factors as the current and foreseeable liquidity and capital needs of the parent holding company and its insurance company subsidiaries.

Under state insurance regulations, the Company's three mortgage insurance subsidiaries are required to hold minimum amounts of capital based on specified formulas. Because the Company's mortgage insurance subsidiaries have discontinued writing new business the risk-to-capital ratio considerations are therefore no longer of consequence.

The Company's principal mortgage insurance subsidiaries sought and received approval from the North Carolina Department of Insurance to pay extraordinary dividends amounting to $110.0, $140.0, and $100.0 in 2023, 2022, and 2021, respectively. Shortly after closing the previously announced sale of the mortgage insurance subsidiaries, the Company expects proceeds of approximately $140.0 to be returned to the parent company through a cash dividend from the intermediate holding company.

Other Assets

Substantially all of the Company's receivables are current. Reinsurance recoverable balances on paid or estimated unpaid losses are deemed recoverable from solvent reinsurers or have otherwise been reduced by allowances for estimated credit losses. Deferred policy acquisition costs are estimated by taking into account the direct costs relating to the successful acquisition of new or renewal insurance contracts and evaluating their recoverability on the basis of recent trends in loss costs.

Contractual Obligations

The following table shows certain information relating to the required reporting of contractual obligations as of December 31, 2023:

	2024	2025 and 2026	2027 and 2028	2029 and After	Total
Contractual Obligations:					
Debt	$ 400.0	$ 550.0	$ —	$ 650.0	$ 1,600.0
Interest on Debt	65.8	92.6	50.0	563.0	771.6
Operating Leases	58.1	89.2	51.1	82.1	280.6
Loss and Loss Adjustment Reserves (a)	2,957.7	3,455.5	1,772.1	4,352.8	12,538.2
Total	$ 3,481.7	$ 4,187.4	$ 1,873.2	$ 5,648.0	$ 15,190.5

_____

(a) Amounts are reported gross of reinsurance. As discussed herein with respect to the nature of loss reserves and the estimating process utilized in their establishment, the Company's loss reserves do not have a contractual maturity date. Estimated gross loss payments are based primarily on historical claim payment patterns, are subject to change due to a wide variety of factors, do not reflect anticipated recoveries under the terms of reinsurance contracts, and cannot be predicted with certainty. Actual future loss payments may differ materially from the current estimates shown in the table above.

Reinsurance Programs

In order to maintain premium production within its capacity and limit maximum losses for which it might become liable under its policies, Old Republic, as is common practice in the insurance industry, may cede a portion or all of its premiums and related liabilities on certain classes of insurance, individual policies, or blocks of business to other insurers and reinsurers.

The following table displays the Company's General Insurance liabilities reinsured by its ten largest reinsurers as of December 31, 2023.

| Reinsurer | A.M. Best Rating | Reinsurance Recoverable | | Total Exposure to Reinsurer | % of Total Consolidated Reinsured Liabilities |
		on Paid Losses	on Loss Reserves		
Day One Insurance, Inc.	Unrated	$ —	$ 676.8	$ 676.8	13.2 %
Hannover Ruckversicherungs	A+	23.2	468.9	492.2	9.6
Archway Insurance, Ltd.	Unrated	3.8	467.0	470.8	9.2
Munich Re America, Inc.	A+	15.3	251.2	266.6	5.2
Endurance Assurance Corporation	A+	8.9	236.0	244.9	4.8
AXIS Reinsurance Company	A	15.3	215.3	230.7	4.5
Summit Insurance, Ltd.	Unrated	—	213.6	213.6	4.2
Partner Reinsurance Company	A+	7.4	145.0	152.5	3.0
Transatlantic Reinsurance Company	A++	7.2	139.9	147.1	2.9
ARU SPC, Ltd.	Unrated	0.9	123.0	123.9	2.4
		$ 82.4	$ 2,937.2	$ 3,019.6	58.7 %

Reinsurance recoverable asset balances represent amounts due from or credited by assuming reinsurers for paid and unpaid losses and premium reserves. Such reinsurance balances recoverable from non-admitted foreign and certain other reinsurers such as captive insurance companies owned by insureds or business producers, as well as similar balances or credits arising from policies that are retrospectively rated or subject to insureds' high deductible retentions are substantially collateralized by irrevocable letters of credit, securities, and other financial instruments. Old Republic evaluates on a regular basis the financial condition of its assuming reinsurers and insureds who purchase its retrospectively rated or high deductible policies. Allowances for estimated credit losses are recognized because reinsurance, retrospectively rated, and self-insured deductible policies and contracts do not relieve Old Republic from its direct obligations to insureds or their beneficiaries.

Old Republic's reinsurance practices with respect to portions of its business also result from its desire to bring its sponsoring organizations and customers into some degree of joint venture or risk-sharing relationship. The Company may, in exchange for a ceding commission, reinsure up to 100% of the underwriting risk, and the premium applicable to such risk, to commercial institutions generally whose customers are insured by Old Republic, or individual customers who have formed captive insurance companies. The ceding commissions received compensate Old Republic for performing the direct insurer's functions of underwriting, actuarial, claim settlement, loss control, legal, reinsurance, and administrative services to comply with local and federal regulations, and for providing appropriate risk management services.

Remaining portions of Old Republic's business are reinsured in most instances with independent insurance or reinsurance companies pursuant to excess of loss agreements. Except as noted in the following paragraph, reinsurance protection on property and liability coverages generally limits the net loss from any one event to a maximum of: $5.2 for workers' compensation; $7.0 for commercial auto liability; $7.0 for general liability; $12.8 for D&O; $2.2 for aviation; and $23.1 for property coverages. Title insurance risk assumptions are generally limited to a maximum of $500.0 as to any one policy. The vast majority of title policies issued, however, carry exposures of less than $1.0. The average direct primary mortgage guaranty exposure is (in whole dollars) $37,000 per insured loan.

The Company maintains treaty and facultative reinsurance coverage for its workers' compensation exposures. Pursuant to regulatory requirements, however, all workers' compensation primary insurers such as the Company remain liable for unlimited amounts in excess of reinsured limits. Other than the substantial concentration of workers' compensation losses caused by the September 11, 2001 terrorist attack on America, to the best of the Company's knowledge there had not been a similar accumulation of claims in a single location from a single occurrence prior to that event. Nevertheless, the possibility continues to exist that non-reinsured losses could, depending on a wide range of severity and frequency assumptions, aggregate several hundred million dollars to an insurer such as the Company. Such aggregation of losses could occur in the event of a catastrophe such as an earthquake that could lead to the death or injury of a large number of persons concentrated in a single facility such as a high-rise building.

As a result of the September 11, 2001 terrorist attack on America, the reinsurance industry eliminated coverage from substantially all contracts for claims arising from acts of terrorism. Primary insurers like the Company therefore became fully exposed to such claims. The Terrorism Risk Insurance Act (TRIA), the Terrorism Risk Insurance Revision and Extension Act (TRIREA), and the Terrorism Risk Insurance Program Reauthorization Act of 2019 (TRIPRA) were subsequently placed into law and serve as a federal reinsurance program administered by the Secretary of the Treasury. This legislation requires primary insurers to offer coverage for certified acts of terrorism under most commercial property and casualty insurance policies (excluding such coverages as commercial auto, burglary and theft, professional liability, and farm owners multi-peril insurance) and also provides for temporary reinsurance protection through December 31, 2027.

Although insurers are permitted to charge an additional premium for terrorism coverage, insureds may reject the coverage. The program's protection is not triggered for losses arising from an act of terrorism until the industry first suffers losses in excess of a prescribed aggregate deductible during any one year. The program deductible trigger was $200.0 for 2023. Once the program trigger is met, the program will be responsible for a fixed percentage of the

Company's terrorism losses that exceed its deductible. The Company's deductible amounts to 20% of direct earned premium on eligible property and casualty insurance coverages. The Company currently reinsures limits on a treaty basis of $195.0 in excess of $5.0 for claims arising from certain acts of terrorism for casualty clash and catastrophe workers' compensation liability insurance coverages. The Company also purchases facultative reinsurance on certain accounts in excess of $200.0 to manage the Company's net exposures.

CRITICAL ACCOUNTING ESTIMATES

The Company's annual financial statements incorporate a large number and types of estimates relative to matters which are highly uncertain at the time the estimates are made. The estimation process required of an insurance enterprise such as Old Republic is by its very nature highly dynamic inasmuch as it necessitates a continuous evaluation, analysis, and quantification of factual data as it becomes known to the Company. As a result, actual experienced outcomes can differ from the estimates made at any point in time and thus affect future periods' reported revenues, expenses, net income or loss, and financial condition.

Changes in estimates generally result from altered circumstances, the continuum of newly emerging information and its effect on past assumptions and judgments, the effects of securities markets valuations, and changes in inflation rates and future economic conditions beyond the Company's control. As a result, Old Republic cannot predict, quantify, or guaranty the likely impact that probable changes in estimates will have on its future financial condition or results of operations.

Old Republic believes that its most critical accounting estimate relates to the establishment of reserves for losses and loss adjustment expense. The major assumptions and methods used in setting this estimate is summarized as follows:

The establishment of reserves for losses and loss adjustment expenses

The Company's reserves for losses and loss adjustment expenses represents the accumulation of estimates of ultimate losses payable, including those incurred but not reported (IBNR). The establishment of loss reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors as further discussed below. Consequently, reserves established are a reflection of: the opinions of a large number of persons; the application and interpretation of historical precedent and trends; expectations as to future developments; and management's judgment in interpreting all such factors. At any point in time, the Company is exposed to the possibility of higher or lower than anticipated loss costs and the resulting changes in estimates are recorded in operations of the periods during which they are made. Increases to prior reserve estimates are referred to as unfavorable development, whereas any changes that decrease previous estimates of the Company's ultimate liability are referred to as favorable development.

Most of Old Republic's consolidated loss and loss adjustment expense reserves stem from its General Insurance business. At December 31, 2023, such reserves accounted for 95.1% and 92.0% of consolidated gross and net of reinsurance reserves, respectively, while similar reserves at December 31, 2022 represented 94.3% and 90.7% of the respective consolidated amounts.

The Company's reserve setting process reflects the nature of its insurance business and the operationally decentralized basis upon which it is conducted. Old Republic's General Insurance operations encompass a large variety of coverages or classes of predominantly commercial insurance; it does not have a meaningful exposure to personal insurance coverages such as homeowners or private passenger auto insurance. Consequently, the wide variety of policies issued and commercial insurance customers served require that loss reserves be analyzed and established in the context of the unique or different attributes of each block or class of business produced by the Company. For example, accident liability claims emanating from insured trucking companies or from general aviation customers become known relatively quickly, whereas claims of a general liability nature arising from the building activities of a construction company may emerge over extended periods of time. Similarly, claims filed pursuant to E&O or D&O liability coverages are usually not prone to immediate evaluation or quantification inasmuch as many such claims may be litigated over several years and their ultimate costs may be affected by judge or jury verdicts. Approximately 88% of the General Insurance's loss reserves stem from liability insurance coverages for commercial customers which typically require more extended periods of investigation and at times protracted litigation before they are finally settled. As a consequence of these and other factors, Old Republic does not utilize a single, overarching loss reserving approach.

The Company prepares periodic analyses of its loss reserve estimates for its significant insurance coverages. It establishes point estimates for most losses on an insurance coverage line-by-line basis for individual subsidiaries, sub-classes, individual accounts, blocks of business or other unique concentrations of insurance risks, such as D&O liability, that have similar attributes. Actuarially or otherwise derived ranges of reserve levels are not utilized directly when setting reserves, rather actuarial modeling creates data points that inform management's estimates. Reported reserves encompass the Company's best point estimates at each reporting date and the overall reserve level at any point in time therefore represents the compilation of a very large number of reported reserve estimates and the results of a variety of formula calculations largely driven by analysis of historical data. Favorable or unfavorable developments of prior year reserves are implicitly covered by the point estimates incorporated in total reserves at each balance sheet date. The Company does not project future variability or make an explicit provision for uncertainty when determining its best estimate of loss reserves. Over the most recent decade actual incurred losses have developed within a reasonable range of their original estimates.

Aggregate loss reserves consist of liability estimates for claims that have been reported (case) to the Company's insurance subsidiaries and reserves for claims that have been incurred but not yet reported (IBNR) or whose ultimate costs may not become fully apparent until a future time. Additionally, the Company establishes unallocated loss adjustment expense reserves for loss settlement costs that are not directly related to individual claims. Such reserves are based on prior years' cost experience and trends and are intended to cover the unallocated costs of claim departments' administration of case and IBNR claims over time.

A large variety of statistical analyses and formula calculations are utilized to provide for IBNR claim costs as well as additional costs that can arise from such factors as monetary and social inflation, changes in claims administration processes, changes in reinsurance ceded and recoverability levels, and expected trends in claim costs and related ratios. Typically, such formulas take into account link ratios that represent prior years' patterns of incurred or paid loss trends between succeeding years, or past experience relative to progressions of the number of claims reported over time and ultimate average costs per claim.

Overall, reserves pertaining to several hundred large individual commercial insurance accounts that exhibit sufficient statistical credibility, and at times may be subject to retrospective premium rating plans or the utilization of varying levels or types of self-insured retentions through captive insurers and similar risk management mechanisms, are established on an account by account basis using case reserves and applicable formula-driven methods. Large account reserves are usually set and analyzed for groups of coverages such as workers' compensation, commercial auto, and general liability that are typically underwritten jointly for many customers. For certain long-tail categories of insurance such as retained or assumed excess liability or excess workers' compensation, D&O liability, and commercial umbrella liability relative to which claim development patterns are particularly long, more volatile, and immature in their early stages of development, the Company judgmentally establishes the most current accident years' loss reserves on the basis of expected loss ratios. Such expected loss ratios typically reflect currently estimated loss ratios from prior accident years, adjusted for the effect of actual and anticipated rate changes, actual and anticipated changes in coverage, reinsurance, mix of business, and other anticipated changes in external factors such as trends in loss costs or the legal and claims environment. Expected loss ratios are generally held for the two to five most recent accident years depending on the individual class or category of business. However, reserves may be increased within a holding period when the initial expected loss ratio is believed to be inadequate. Conversely, in certain cases, reserves may be released within a holding period when the redundancies are expected to exceed the upper end of the actuarially determined range. As actual claims data emerges in succeeding interim and annual periods, the original accident year loss ratio assumptions are validated or otherwise adjusted sequentially through the application of statistical projection techniques such as the Bornhuetter/Ferguson method, which utilizes data from the more mature experience of prior years to arrive at a likely indication of more recent years' loss trends and costs.

Title insurance and related escrow services loss and loss adjustment expense reserves are established as point estimates to cover the projected settlement costs of known as well as IBNR losses related to premium and escrow service revenues of each reporting period. Reserves for known claims are based on an assessment of the facts available to the Company during the settlement process. The point estimates covering all loss reserves take into account IBNR claims based on past experience and evaluations of such variables as changing trends in the types of policies issued, changes in real estate markets and interest rate environments, and changing levels of loan refinancing, all of which can have a bearing on the emergence, number, and ultimate costs of claims.

RFIG Run-off mortgage guaranty insurance reserves for unpaid loss and loss adjustment expenses are recognized only upon an instance of default, defined as an insured mortgage loan for which two or more consecutive monthly payments have been missed. Loss reserves are based on statistical calculations that take into account the number of reported insured mortgage loan defaults as of each balance sheet date, as well as experience-based estimates of loan defaults that have occurred but have not as yet been reported. Further, the loss reserve estimation process takes into account a large number of variables including trends in claim severity, potential salvage recoveries, expected cure rates for reported loan delinquencies at various stages of default, the level of coverage rescissions and claims denials due to material misrepresentation in key underwriting information or non-compliance with prescribed underwriting guidelines, and management judgments relative to future employment levels, housing market activity, and mortgage loan interest costs, demand, and extensions.

The Company has the legal right to rescind mortgage insurance coverage unilaterally as expressly stated in its policy. Moreover, two federal courts that have considered that policy wording have each affirmed that right. According to the policy, if any of those representations are materially false or misleading with respect to a loan, the Company has the right to cancel or rescind coverage for that loan retroactively to commencement of the coverage.

As discussed above, the reserves for losses and related loss adjustment expenses are based on a wide variety of factors and calculations. Among these the Company believes the most critical are:

- Holding expected loss ratios for the two to five most recent accident years, particularly for long-tail coverages as to which information about covered losses emerges and becomes more accurately quantifiable over long periods of time. Long-tail coverages generally include workers' compensation, commercial auto liability, general liability, E&O and D&O liability, as well as title insurance. Gross loss reserves related to such long-tail coverages ranged between 94.1% and 94.4%, and averaged 94.2% of gross consolidated loss reserves as of the three most recent year ends. Net of reinsurance recoverables, such reserves ranged between 94.3% and 94.9% and averaged 94.6% as of the same dates.

- Loss trends that are considered when establishing the above noted expected loss ratios which take into account such variables as: judgments and estimates relative to premium rate trends and adequacy, current and expected interest rates, current and expected social and economic inflation trends, and insurance industry statistical claim trends. The Company applies these expected loss ratios to earned premiums when estimating the periodic reserve for losses and loss adjustment expenses.

- Loss development factors, expected claim rates and average claim costs, all of which are based on Company and/or industry statistics may also be used to project reported and unreported losses for each accounting period.

Volatility of Reserve Estimates and Sensitivity

There is a great deal of uncertainty in the estimates of loss and loss adjustment expense reserves, and unanticipated events can have both a favorable or unfavorable impact on such estimates. The Company believes that the factors most responsible, in varying and continually changing degrees, for such favorable or unfavorable development are as follows:

General Insurance net loss reserves can be affected by actual experience differing from expectations related to:
- frequency of claims incurred but not reported;
- the effect of reserve discounts applicable to certain workers' compensation claims;
- severity of litigated claims in particular;
- governmental or judicially imposed retroactive conditions in the settlement of claims such as noted elsewhere in this document in regard to black lung disease claims;
- inflation rates applicable to repairs and the medical benefits portion of claims; and
- the emergence patterns applicable to certain types of claims such as those stemming from litigated, assumed reinsurance, or A&E claims.

Title Insurance loss reserve levels can be impacted by such developments as:
- loan refinancing activity, the effect of which can be to change the expected period during which title policies remain exposed to loss emergence; and
- changes in either property values or the volume of transactions which, by virtue of the speculative nature of some real estate developments, can lead to increased occurrences of fraud, defalcations or mechanics' liens.

RFIG Run-off net loss reserve levels can be influenced by several factors including:
- changes in the mix of insured business toward loans that have a higher or lower probability of default;
- increases in the average risk per insured loan;
- the levels of estimated rescission and claim denial activity;
- the deterioration of regional or national economic conditions leading to a reduction in borrowers' income and thus their ability to make payments on outstanding loans; and
- changes in housing values and/or in housing supply that can change the rate at which defaults evolve into claims and affect their overall severity.

With respect to Old Republic's small life and accident insurance operations, reserve adequacy may be impacted by:
- medical care cost inflation;
- frequency and severity of claims; and
- catastrophic events where there are concentrations of insured lives.

Consolidated loss costs developed favorably in the three most recent calendar years. This development had the effect of reducing consolidated annual loss costs for the three most recent years within a range of 8.1% and 10.6%, or by an average of approximately 9.7% per annum. As a percentage of each of these years' consolidated earned premiums and fees, the favorable developments have ranged between 2.6% and 4.6%, and have averaged 3.6%.

The consolidated cumulative development on prior year loss reserves over the past ten years through December 31, 2023 has ranged from 4.3% favorable to 15.2% favorable and averaged 9.9% favorable (approximately $748.4 based on current year ending reserves). Given the long tail associated with most of the Company's lines of business, this loss reserve development has occurred over many years. The consolidated one-year development on prior year loss reserves over the past ten years through December 31, 2023 has ranged from 0.4% unfavorable to 4.3% favorable and averaged 2.1% favorable (approximately $158.7 based on current year ending reserves). Management does not have a practical business reason for making projections of likely outcomes of future loss developments. Further, the analysis and evaluation of the existing business mix, the natural offset effects of the Company's diverse coverage, current aggregate loss reserve levels, and loss development patterns suggest these historical outcomes are illustrative of the reasonable likelihood of how 2023 year-end loss reserves could ultimately develop. The most significant factors impacting the potential reserve development for each of the Company's insurance segments are discussed above.

The current analysis of loss development factors and economic conditions influencing the Company's insurance coverages point to a position of reserve adequacy. In management's opinion, the other segments' loss reserve development patterns (most notably those associated with title and mortgage insurance) show greater variability due to changes in economic conditions which cannot be reasonably anticipated. Consequently, management believes that using the historical outcomes presented above provides a reasonable range of cumulative and one-year reserve development for a sensitivity analysis of the Company's consolidated reserves as of December 31, 2023.

Reference is here made to "Information About Segments of Business" appearing elsewhere herein.

Historical data pertaining to the operating results, liquidity, and other performance indicators applicable to an insurance enterprise such as Old Republic are not necessarily indicative of results to be achieved in succeeding years. In addition to the factors cited below, the long-term nature of the insurance business, seasonal and annual patterns in premium production and incidence of claims, changes in yields obtained on invested assets, changes in government policies and free markets affecting inflation rates and general economic conditions, and changes in legal precedents or the application of law affecting the settlement of disputed and other claims can have a bearing on period-to-period comparisons and future operating results.

Some of the oral or written statements made in the Company's reports, press releases, and conference calls following earnings releases, can constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Any such forward-looking statements involve assumptions, uncertainties, and risks that may affect the Company's future performance. With regard to Old Republic's General Insurance segment, its results can be particularly affected by the level of market competition, which is typically a function of available capital and expected returns on such capital among competitors, the levels of investment yields and inflation rates, and periodic changes in claim frequency and severity patterns caused by natural disasters, weather conditions, accidents, illnesses, work-related injuries, and unanticipated external events. Title Insurance and RFIG Run-off results can be affected by similar factors, and by changes in national and regional housing demand and values, the availability and cost of mortgage loans, employment trends, and default rates on mortgage loans. Life and accident insurance earnings can be affected by the levels of employment and consumer spending, changes in mortality and health trends, and alterations in policy lapsation rates. At the parent holding company level, operating earnings or losses are generally reflective of the amount of debt outstanding and its cost, interest income on temporary holdings of short-term investments, and period-to-period variations in the costs of administering the Company's widespread operations.

General Insurance, Title Insurance, Corporate & Other, and RFIG Run-off maintain customer information and rely upon technology platforms to conduct their business. As a result, each of them and the Company are exposed to cyber risk. Many of the Company's operating subsidiaries, maintain separate IT systems which are deemed to reduce enterprise-wide risks of potential cybersecurity incidents. However, given the potential magnitude of a significant breach, the Company continually evaluates on an enterprise-wide basis its IT hardware, security infrastructure and business practices to respond to these risks and to detect and remediate in a timely manner significant cybersecurity incidents or business process interruptions. Refer to Part I, Item 1C - Cybersecurity for additional discussion.

A more detailed listing and discussion of the risks and other factors which affect the Company's risk-taking insurance business are included in Part I, Item 1A - Risk Factors.

Any forward-looking statements or commentaries speak only as of their dates. Old Republic undertakes no obligation to publicly update or revise any and all such comments, whether as a result of new information, future events or otherwise, and accordingly they may not be unduly relied upon.

Item 7A - Quantitative and Qualitative Disclosure About Market Risk
($ in Millions)

Market risk represents the potential for loss due to adverse changes in the fair value of financial instruments as a result of changes in interest rates, equity prices, foreign exchange rates and commodity prices. Old Republic's primary market risks consist of interest rate risk associated with investments in fixed income and equity price risk associated with investments in equity securities. The Company has no material foreign exchange or commodity risk.

The Company does not own or utilize derivative financial instruments for the purpose of hedging, enhancing the overall return of its investment portfolio, or reducing the cost of its debt obligations. With regard to its equity portfolio, the Company does not own any options nor does it engage in any type of option writing. Traditional investment management tools and techniques are employed to address the yield and valuation exposures of the invested assets base. The fixed income investment portfolio is managed so as to limit various risks inherent in the bond market. Credit risk is addressed through asset diversification and the purchase of investment grade securities. Reinvestment rate risk is reduced by concentrating on non-callable issues, and by taking asset-liability matching considerations into account. Purchases of mortgage- and asset-backed securities, which have variable principal prepayment options, are generally avoided. Market value risk is limited through the purchase of bonds of intermediate maturity. The combination of these investment management practices is expected to produce a more stable fixed income investment portfolio that is not subject to extreme interest rate sensitivity and principal deterioration.

The fair value of the Company's fixed income investment portfolio is sensitive, however, to fluctuations in the level of interest rates, but not materially affected by changes in anticipated cash flows caused by any prepayments. The impact of interest rate movements on the fixed income investment portfolio generally affects net unrealized gains or losses. As a general rule, rising interest rates enhance currently available yields but typically lead to a reduction in the fair value of existing fixed income investments. By contrast, a decline in such rates reduces currently available yields but usually serves to increase the fair value of the existing fixed income investment portfolio. All such changes in fair value of securities are reflected, net of deferred income taxes, directly in the common shareholders' equity account, and as a separate component of the consolidated statements of comprehensive income. Given the Company's inability to forecast or control the movement of interest rates, Old Republic sets the maturity spectrum of its fixed income securities portfolio within parameters of estimated liability payouts, and focuses the overall portfolio on high quality investments. By so doing, Old Republic believes it is reasonably assured of its ability to hold securities to maturity as it may deem necessary in changing environments, and of ultimately recovering their aggregate cost.

The following table illustrates the hypothetical effect on the fixed income and equity investment portfolios resulting from movements in interest rates and fluctuations in the equity securities markets, using the S&P 500 index as a proxy, at December 31, 2023:

	Estimated Fair Value	Hypothetical Change in Interest Rates or S&P 500	Estimated Fair Value After Hypothetical Change in Interest Rates or S&P 500
Interest Rate Risk:			
Fixed Income Securities	$ 12,139.9	100 basis point rate increase	$ 11,695.6
		200 basis point rate increase	11,251.3
		100 basis point rate decrease	12,584.2
		200 basis point rate decrease	$ 13,028.5
Equity Price Risk:			
Equity Securities	$ 2,660.8	10% increase in the S&P 500	$ 2,879.0
		20% increase in the S&P 500	3,097.2
		10% decline in the S&P 500	2,442.6
		20% decline in the S&P 500	$ 2,224.4

Item 8 - Financial Statements and Supplementary Data

     Listed below are the consolidated financial statements included herein for Old Republic International Corporation and Subsidiaries:

Old Republic International Corporation and Subsidiaries
Consolidated Balance Sheets
($ in Millions, Except Share Data)

	December 31,	
	2023	2022
Assets		
Investments:		
Fixed income securities (at fair value) (amortized cost: $12,263.0 and $12,336.3)	$ **12,139.9**	$ 11,746.7
Short-term investments (at fair value which approximates cost)	**1,032.6**	860.8
Equity securities (at fair value) (cost: $1,511.9 and $1,948.1)	**2,660.8**	3,220.9
Other investments	**34.3**	31.2
Total investments	**15,867.7**	15,859.9
Cash	**202.8**	81.0
Accrued investment income	**117.0**	106.7
Accounts and notes receivable	**2,201.4**	1,927.5
Federal income tax recoverable: Current	**21.8**	15.7
Reinsurance balances and funds held	**544.7**	323.0
Reinsurance recoverable: Paid loss and loss adjustment expenses	**175.4**	119.4
Loss and loss adjustment expense reserves	**4,977.7**	4,699.5
Unearned premium and policy reserves	**798.2**	768.9
Deferred policy acquisition costs	**417.8**	382.5
Assets held-for-sale	**194.8**	—
Other assets	**981.5**	874.8
Total assets	$ **26,501.4**	$ 25,159.4
Liabilities, Preferred Stock, and Common Shareholders' Equity		
Liabilities:		
Policy liabilities:		
Loss and loss adjustment expense reserves	$ **12,538.2**	$ 12,221.5
Unearned premiums	**3,042.7**	2,787.8
Other policyholders' benefits and funds held	**150.3**	182.2
Total policy liabilities	**15,731.4**	15,191.6
Commissions, expenses, fees, and taxes	**533.8**	514.8
Reinsurance balances and funds held	**1,380.9**	1,079.4
Federal income tax: Deferred	**105.6**	42.7
Debt	**1,591.2**	1,597.0
Liabilities held-for-sale	**56.8**	—
Other liabilities	**690.6**	560.5
Total liabilities	**20,090.7**	18,986.2
Preferred Stock ($0.01 par value; 75,000,000 shares authorized; none issued)	**—**	—
Common Shareholders' Equity:		
Common stock ($1.00 par value; 500,000,000 shares authorized; 278,392,263 and 296,932,316 shares issued)(Class B - $1.00 par value; 100,000,000 shares authorized; none issued)	**278.3**	296.9
Additional paid-in capital	**678.7**	1,141.8
Retained earnings	**5,644.3**	5,321.8
Accumulated other comprehensive loss	**(132.4)**	(517.8)
Unallocated 401(k) plan shares (at cost)	**(58.2)**	(69.5)
Total common shareholders' equity	**6,410.7**	6,173.2
Total liabilities, preferred stock and common shareholders' equity	$ **26,501.4**	$ 25,159.4

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries
Consolidated Statements of Income

($ in Millions, Except Share Data)

	Years Ended December 31,		
	2023	2022	2021
Revenues:			
Net premiums earned	$ **6,445.9**	$ 7,342.1	$ 7,559.8
Title, escrow, and other fees	**261.8**	333.2	443.8
Total premiums and fees	**6,707.7**	7,675.3	8,003.6
Net investment income	**578.3**	459.5	434.3
Other income	**163.1**	149.9	145.6
Total operating revenues	**7,449.3**	8,284.9	8,583.5
Net investment gains (losses):			
Realized from actual transactions and impairments	**(67.0)**	62.2	6.9
Unrealized from changes in fair value of equity securities	**(123.9)**	(263.4)	751.1
Total net investment gains (losses)	**(190.9)**	(201.1)	758.0
Total revenues	**7,258.3**	8,083.7	9,341.6
Expenses:			
Loss and loss adjustment expenses	**2,580.0**	2,427.7	2,398.2
Dividends to policyholders	**16.5**	12.5	22.7
Underwriting, acquisition, and other expenses	**3,843.6**	4,719.2	4,942.3
Interest and other charges	**70.5**	66.7	56.2
Total expenses	**6,510.8**	7,226.3	7,419.5
Income before income taxes	**747.4**	857.4	1,922.1
Income Taxes (Credits):			
Current	**186.2**	226.0	221.7
Deferred	**(37.4)**	(55.1)	165.9
Total	**148.7**	170.9	387.7
Net Income	$ **598.6**	$ 686.4	$ 1,534.3
Net Income Per Share:			
Basic	$ **2.12**	$ 2.28	$ 5.08
Diluted	$ **2.10**	$ 2.26	$ 5.05
Average shares outstanding: Basic	**282,732,526**	301,676,941	301,945,319
Diluted	**285,471,064**	303,296,612	303,667,669

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries
Consolidated Statements of Comprehensive Income
($ in Millions)

	Years Ended December 31,		
	2023	2022	2021
Net Income As Reported	$ **598.6**	$ 686.4	$ 1,534.3
Other comprehensive income (loss):			
Unrealized gains (losses) on securities:			
Unrealized gains (losses) before reclassifications	**285.3**	(1,145.7)	(362.0)
Amounts reclassified as realized investment (gains) losses in the statements of income	**184.5**	312.3	(1.7)
Pretax unrealized gains (losses) on securities	**469.8**	(833.3)	(363.8)
Deferred income taxes (credits)	**98.9**	(175.9)	(76.8)
Net unrealized gains (losses) on securities	**370.8**	(657.3)	(287.0)
Defined benefit pension plans:			
Net pension adjustment before reclassifications	**10.7**	83.6	94.5
Amounts reclassified as underwriting, acquisition, and other expenses in the statements of income	**0.1**	3.0	7.4
Pretax net adjustment related to defined benefit pension plans	**10.8**	86.6	101.9
Deferred income taxes	**2.2**	18.2	21.4
Net adjustment related to defined benefit pension plans, net of tax	**8.5**	68.4	80.5
Foreign currency translation adjustment and other	**6.0**	(6.4)	1.3
Total other comprehensive income (loss)	**385.4**	(595.3)	(205.1)
Comprehensive Income	$ **984.1**	$ 91.1	$ 1,329.2

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation and Subsidiaries
Consolidated Statements of Preferred Stock
and Common Shareholders' Equity
($ in Millions, Except Share Data)

		Years Ended December 31,	
	2023	2022	2021
Preferred Stock:			
Balance, beginning and end of year	$ —	$ —	$ —
Common Stock:			
Balance, beginning of year	$ 296.9	$ 307.5	$ 304.1
Dividend reinvestment plan	—	0.1	0.1
Stock-based compensation	2.3	1.9	3.2
Treasury stock restored to unissued status	(20.9)	(12.6)	—
Balance, end of year	$ 278.3	$ 296.9	$ 307.5
Additional Paid-in Capital:			
Balance, beginning of year	$ 1,141.8	$ 1,376.1	$ 1,306.9
Dividend reinvestment plan	1.2	2.2	3.5
Stock-based compensation	45.5	31.1	56.5
401(k) plan shares released	4.5	6.1	9.1
Treasury stock restored to unissued status	(514.4)	(268.6)	—
Other - net	—	(5.1)	—
Balance, end of year	$ 678.7	$ 1,141.8	$ 1,376.1
Retained Earnings:			
Balance, beginning of year	$ 5,321.8	$ 5,216.1	$ 4,394.8
Adoption of new accounting principle (a)	—	—	2.0
Balance, beginning of year, as adjusted	5,321.8	5,216.1	4,396.9
Net income	598.6	686.4	1,534.3
Dividends on common shares ($0.98, $1.92, and $2.38 per common share)	(276.2)	(580.7)	(715.1)
Balance, end of year	$ 5,644.3	$ 5,321.8	$ 5,216.1
Accumulated Other Comprehensive Income (Loss):			
Balance, beginning of year	$ (517.8)	$ 77.4	$ 284.0
Adoption of new accounting principle (a)	—	—	(1.4)
Balance, beginning of year, as adjusted	(517.8)	77.4	282.6
Net unrealized gains (losses) on securities, net of tax	370.8	(657.3)	(287.0)
Net adjustment related to defined benefit pension plans, net of tax	8.5	68.4	80.5
Foreign currency translation adjustment and other	6.0	(6.4)	1.3
Balance, end of year	$ (132.4)	$ (517.8)	$ 77.4
Unallocated 401(k) Plan Shares:			
Balance, beginning of year	$ (69.5)	$ (82.5)	$ (103.2)
401(k) plan shares released	11.2	13.0	20.6
Balance, end of year	$ (58.2)	$ (69.5)	$ (82.5)
Treasury Stock:			
Balance, beginning of year	$ —	$ —	$ —
Common stock repurchases	(535.3)	(281.2)	—
Restored to unissued status	535.3	281.2	—
Balance, end of year	$ —	$ —	$ —

(a) Reflects the Company's adoption of a new accounting principle relating to long-duration contracts on January 1, 2023. See Note 1 in the Notes to Consolidated Financial Statements for further discussion.

Old Republic International Corporation and Subsidiaries
Consolidated Statements of Cash Flows
($ in Millions)

	Years Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 598.6	$ 686.4	$ 1,534.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Deferred policy acquisition costs	(35.2)	(32.0)	(22.3)
Accounts and notes receivable	(274.4)	(158.6)	(174.8)
Loss and loss adjustment expense reserves	93.4	221.5	279.8
Unearned premiums and other policyholders' liabilities	194.0	157.6	103.4
Federal income taxes	(47.1)	(54.7)	151.4
Reinsurance balances and funds held	23.8	147.2	36.9
Realized investment (gains) losses from actual transactions and impairments	67.0	(62.2)	(6.9)
Unrealized investment (gains) losses from changes in fair value of equity securities	123.9	263.4	(751.1)
Other - net	136.3	1.9	160.9
Total	880.4	1,170.6	1,311.7
Cash flows from investing activities:			
Maturities and calls on fixed income securities	1,353.2	1,356.1	1,410.9
Sales of:			
Fixed income securities	1,446.5	1,403.3	338.0
Equity securities	691.5	2,249.4	540.7
Other investments	14.5	11.4	8.3
Purchases of:			
Fixed income securities	(2,919.7)	(5,009.5)	(2,330.7)
Equity securities	(91.9)	(58.0)	(1,032.2)
Other investments	(106.4)	(59.7)	(55.5)
Net decrease (increase) in short-term investments	(362.6)	(295.7)	183.9
Other - net	0.3	(12.3)	—
Total	25.3	(415.0)	(936.5)
Cash flows from financing activities:			
Issuance of debentures and notes	—	—	642.5
Issuance of common shares	31.1	26.6	60.0
Redemption of debentures and notes	(5.3)	—	(21.7)
Dividends on common shares (including special dividends of $308.4 paid in 2022 and $764.5 in 2021)	(275.5)	(579.7)	(1,019.2)
Repurchase of common stock	(535.3)	(281.2)	—
Other - net	1.8	1.5	2.5
Total	(783.2)	(832.7)	(335.7)
Increase (decrease) in cash including balances classified as held-for-sale:	122.5	(77.1)	39.4
Increase (decrease) in cash balances classified as held-for-sale (a)	(0.8)	—	—
Cash, beginning of year	81.0	158.1	118.7
Cash, end of year	$ 202.8	$ 81.0	$ 158.1
Supplemental cash flow information:			
Cash paid (received) during the period for: Interest	$ 66.0	$ 65.8	$ 53.4
Income taxes	$ 198.3	$ 226.5	$ 236.5

_____

(a) At December 31, 2023, the Company classified its RFIG Run-off mortgage insurance business as held-for-sale in its consolidated balance sheet. See Note 2 in the Notes to Consolidated Financial Statements for further discussion.

See accompanying Notes to Consolidated Financial Statements.

Old Republic International Corporation is a Chicago-based holding company engaged in the single business of insurance underwriting and related services. It conducts its operations through a number of regulated insurance company subsidiaries organized into three segments: General Insurance (property and liability insurance), Title Insurance, and Republic Financial Indemnity Group (RFIG) Run-off. References herein to such segments apply to the Company's subsidiaries engaged in these respective segments of business. On November 11, 2023, a definitive agreement was reached to sell the RFIG Run-off mortgage insurance business to Arch U.S. MI Holdings Inc., a subsidiary of Arch Capital Group Ltd., with the sale expected to close in the first half of 2024 (see Note 2 for further discussion). The results of a small life and accident insurance business are included within the Corporate & Other caption of this report. "Old Republic" or "the Company" refers to Old Republic International Corporation and its subsidiaries as the context requires.

Note 1 - Summary of Significant Accounting Policies

The significant accounting policies employed by Old Republic are set forth in the following summary.

Accounting Principles - The Company's insurance subsidiaries are managed pursuant to the laws and regulations of the various states in which they operate. As a result, the subsidiaries operate their business in the context of such laws and regulations and maintain their accounts in conformity with accounting practices prescribed or permitted by various states' insurance regulatory authorities. Federal income taxes and dividends to shareholders are based on financial statements and reports complying with such practices.

The statutory accounting requirements vary from the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) of accounting principles generally accepted in the United States of America (GAAP) in the following major respects:

- the costs of selling insurance policies are charged to operations immediately, while the related premiums are recognized as income over the terms of the policies. Ceding commissions received in excess of such acquisition costs are amortized over the effective period of the premiums ceded under the related reinsurance agreement;
- investments in fixed income securities designated as available for sale are generally carried at amortized cost rather than their estimated fair value;
- changes in the fair value of equity securities are recorded directly in earned surplus and not through the income statement as required under GAAP unless such securities are determined to be other-than-temporarily impaired for statutory reporting purposes;
- certain assets classified as "nonadmitted assets" are excluded from the balance sheet through a direct charge to earned surplus;
- changes in deferred income tax assets or liabilities are recorded directly in earned surplus and not through the income statement;
- mortgage guaranty contingency reserves intended to provide for future catastrophic losses are established as a liability through a charge to earned surplus whereas GAAP does not allow provisions for future catastrophic losses;
- title insurance premium reserves intended to cover losses that will be reported at a future date are based on statutory formulas, and changes therein are charged in the income statement against each year's premiums written;
- certain required formula-derived reserves for general insurance in particular are established for loss reserves in excess of amounts considered adequate by the Company as well as for credits taken relative to reinsurance placed with other insurance companies not licensed in the respective states, all of which are charged directly against earned surplus; and
- surplus notes are classified as surplus rather than a liability.

The Company has made necessary adjustments to the statutory financial statements of its insurance subsidiaries to conform their accounts with GAAP for these Consolidated Financial Statements and Notes. The following table reflects a summary of all such adjustments:

	Shareholders' Equity December 31,		Net Income Years Ended December 31,		
	2023	2022	2023	2022	2021
Statutory totals of insurance company subsidiaries:					
General Insurance	$ 4,607.8	$ 4,763.4	$ 594.3	$ 549.2	$ 496.8
Title Insurance	673.9	742.7	152.3	224.9	285.7
RFIG Run-off	131.1	141.8	9.8	70.5	27.3
Life and Accident	56.6	57.4	5.2	5.0	3.6
Subtotal	5,469.4	5,705.3	761.6	849.6	813.4
GAAP totals of non-insurance company subsidiaries and consolidation adjustments	1,058.6	1,023.7	(77.2)	11.3	177.0
Unadjusted totals	6,527.9	6,729.0	684.3	860.8	990.4
Adjustments to conform to GAAP statements:					
Deferred policy acquisition costs	286.7	252.9	34.9	26.3	9.4
Investment adjustments	(102.6)	(537.6)	(109.1)	(252.4)	606.6
Nonadmitted assets	207.3	173.9	—	—	—
Deferred income taxes	(95.1)	4.0	26.2	35.4	(135.3)
Mortgage contingency reserves	38.4	127.7	—	—	—
Title insurance premium reserves	733.7	777.5	(43.7)	42.5	109.4
Loss and loss adjustment expenses	(535.8)	(548.8)	17.1	(25.2)	(48.7)
Surplus notes	(696.5)	(844.5)	—	—	—
Other adjustments	46.4	38.9	(11.2)	(0.7)	2.4
Total adjustments	(117.5)	(556.2)	(85.7)	(174.4)	543.6
Consolidated GAAP totals	$ 6,410.7	$ 6,173.2	$ 598.6	$ 686.4	$ 1,534.3

_____

The insurance laws of the respective states in which the Company's insurance subsidiaries are incorporated prescribe minimum capital and surplus requirements for the lines of business they are licensed to write. For domestic property and casualty and life and accident insurance companies the National Association of Insurance Commissioners also prescribes risk-based capital (RBC) requirements. RBC is a measure of statutory capital in relationship to a formula-driven definition of risk relative to a company's balance sheet and mix of business. The combined RBC ratio of the primary General Insurance subsidiaries was 609% and 654% of the company action level RBC at December 31, 2023 and 2022, respectively. The minimum capital requirements for the Company's Title Insurance subsidiaries are established by statute in the respective states of domicile. The minimum regulatory capital requirements are not significant in relationship to the recorded statutory capital of the Company's Title and Life and Accident insurance subsidiaries. At December 31, 2023 and 2022 each of the Company's General, Title, RFIG Run-off, and Life and Accident insurance subsidiaries exceeded the minimum statutory capital and surplus requirements.

The preparation of financial statements in conformity with either statutory practices or GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

Consolidation Practices - The consolidated financial statements include the accounts of the Company and those of all of its majority owned insurance underwriting and service subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Statement Presentation - Amounts shown in the consolidated financial statements and applicable notes are stated (except as otherwise indicated and as to share data) in millions, which amounts may not add to totals shown due to truncation. Prior period amounts have been reclassified whenever appropriate to conform to the most current presentation.

Accounting Standard Adoption - On January 1, 2023, the Company adopted FASB Accounting Standards Update (ASU) No. 2018-12, *Financial Services-Insurance (Topic 944): Targeted Improvements to the Accounting for Long-Duration Contracts*. The standard requires insurance companies with long-duration contracts to review and update the assumptions used to measure expected cash flows at least annually, with changes flowing through the income statement, update the discount rate assumption at each reporting date, with changes flowing through other comprehensive income, and enhance disclosures related to the liability. The standard most significantly impacts the discount rate used in estimating reserves for the Company's life insurance business which is in run-off. The guidance was applied using a modified retrospective approach as of January 1, 2021, resulting in changes to other policyholders' benefits and funds held, and a net of tax opening equity adjustment to retained earnings and accumulated other comprehensive income, neither of which had a material impact on the consolidated financial statements.

No other new accounting standards were adopted in 2023 that materially impacted the consolidated financial statements.

Accounting Standards Pending Adoption – In November 2023, the FASB issued ASU No. 2023-07, *Segment Reporting: Improvements to Reportable Segment Disclosures*. This guidance expands the breadth and frequency of segment disclosures, including additional disclosures about significant segment expenses. Among other requirements, the guidance:

- Introduces a new requirement to disclose certain significant segment expenses regularly provided to the chief operating decision maker (CODM),
- Extends certain annual disclosures to interim periods,
- Permits more than one measure of segment profit or loss to be reported under certain conditions, and
- Requires disclosure of the title and position of the CODM.

The ASU does not change how an entity identifies its operating segments, aggregates those operating segments, or applies the quantitative thresholds to determine its reportable segments. The requirements will be effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. The Company continues to evaluate the requirements of this new guidance.

In December 2023, the FASB issued ASU No. 2023-09, *Improvements to Income Tax Disclosures* which will require further disaggregation of existing disclosures for the effective tax rate reconciliation and income taxes paid. More specifically, the amendments will require entities to disclose:

- A tabular effective tax rate reconciliation, broken out into specific categories with certain reconciling items above a 5% threshold further broken out by nature and/or jurisdiction, and
- Income taxes paid (net of refunds received), broken out between federal, state and foreign, and net amounts paid to an individual jurisdiction that exceed 5% of the total.

The requirements will be effective for fiscal years beginning after December 15, 2024. The Company continues to evaluate the requirements of this new guidance.

Investments - The Company classifies its fixed income securities as those it either (1) has the intent and ability to hold until maturity, (2) has available for sale, or (3) has the intention of trading. The Company's fixed income portfolio is classified as available for sale as of December 31, 2023 and 2022.

Fixed income securities classified as available for sale are reported at fair value with changes in such values, net of deferred income taxes, reflected directly in shareholders' equity. Equity securities are reported at fair value with changes in such values reflected as unrealized investment gains (losses) in the consolidated statements of income. Fair values are based on quoted market prices or estimates using values obtained from recognized independent pricing services.

The status and fair value changes of fixed income investments are reviewed at least once per quarter to assess whether a decline in fair value of an investment below its cost basis is the result of a credit loss. Factors considered in making this assessment include a security's market price history, as well as the issuer's operating results, financial condition and liquidity, its ability to access capital markets and to make scheduled principal or interest payments, credit rating trends, most current audited financial statements, industry and securities markets conditions and analyst expectations. Sudden fair value declines caused by such adverse developments as newly emerged or imminent bankruptcy filings, issuer default on significant obligations, or reports of financial accounting developments that bring into question the validity of the issuer's previously reported earnings or financial condition are recognized as realized losses as soon as credible publicly available information emerges to confirm such developments. Credit losses are recorded through an allowance with the corresponding charge to realized investment gains (losses). If the Company intends to sell or is more likely than not required to sell a security, the asset is written down to fair value directly through realized investment gains (losses).

Investment income is reported net of allocated expenses and includes appropriate adjustments for amortization of premium and accretion of discount on fixed income securities acquired at other than par value. Dividends on equity securities are credited to income on the ex-dividend date. At December 31, 2023, the Company and its subsidiaries did not have significant amounts of non-income producing securities.

Investment gains and losses, which result from sales or write-downs of securities, are reflected as revenues in the income statement and are determined on the basis of amortized value at date of sale for fixed income securities, and cost in regard to equity securities; such bases apply to the specific securities sold.

Revenue Recognition - Pursuant to GAAP applicable to the insurance industry, revenues are recognized as follows:

Substantially all General Insurance premiums pertain to annual policies and are reflected in income on a pro-rata basis in association with the related loss and loss adjustment expenses. Earned but unbilled premiums are generally taken into income on the billing date, while adjustments for retrospective premiums, commissions, and similar charges or credits are accrued on the basis of periodic evaluations of current underwriting experience and contractual obligations.

Title premium and fee revenues stemming from the Company's direct operations (which include branch offices of its title insurers and wholly-owned agency subsidiaries) represent 21.0% of 2023, 19.5% of 2022, and 22.0% of 2021 consolidated title business revenues. Such premiums are generally recognized as income at the transaction closing date which approximates the policy effective date. Fee income related to escrow and other closing services is recognized when the related services have been performed and completed. The remaining title premium and fee revenues are produced by independent title agents. Rather than making estimates that could be subject to significant variance from actual premium and fee production, the Company recognizes revenues from those sources upon receipt. Such receipts can result in a three to four month lag relative to the effective date of the underlying title policy and are offset concurrently by production expenses and loss reserve provisions.

The Company's mortgage guaranty premiums primarily stem from monthly installments paid on long-duration, guaranteed renewable insurance policies. Such premiums are written and earned in the month coverage is effective. With respect to relatively few annual or single premium policies, earned premiums are largely recognized on a pro-rata basis over the terms of the policies.

The Company recognized total contract revenue from customers of $215.9, $210.1, and $210.2 during 2023, 2022, and 2021, respectively. Of these amounts, approximately $145.1, $132.8, and $127.0, respectively, were generated from claims handling and related ancillary services (i.e. risk control services) provided to customers within the Company's General Insurance segment. Claims handling revenues are recognized on a straight-line basis over the contract period (generally one year) which is commensurate with the entity's efforts relative to claims adjudication. The related ancillary services revenues are recognized as services are provided and invoiced to the customer. Additionally, revenues from contracts with customers generated from the Company's Title Insurance segment, consisting primarily of software licensing arrangements and electronic recording services, totaled $62.5, $69.2, and $75.6 for the years ended December 31, 2023, 2022, and 2021, respectively. Such revenues are generally recognized at a point in time upon completion and invoicing of the services, or in the case of software maintenance agreements, on a straight-line basis over the life of the contract (generally one year).

Deferred Policy Acquisition Costs - Various insurance subsidiaries of the Company defer direct costs related to the successful production of business. Deferred costs consist principally of commissions, premium taxes, and policy issuance expenses.

With respect to most coverages, deferred policy acquisition costs are amortized on the same basis as the related premiums are earned. To the extent that future revenues on existing policies are not adequate to cover related costs and expenses, deferred policy acquisition costs are charged to earnings. The Company considers investment income when evaluating the recoverability of deferred policy acquisition costs.

Assets Held-for-Sale - The Company classifies a business as held-for-sale when management has approved or received approval to sell the business, the sale is probable to occur during the next 12 months at a price that is reasonable in relation to its current estimated fair value, and certain other specific criteria are met. The business classified as held-for-sale is measured at the lower of the carrying value or estimated fair value, less costs to sell. If the carrying value of the business exceeds its estimated fair value, less costs to sell, a loss is recognized and reported in net investment gains (losses). Assets and liabilities related to the business classified as held-for-sale are separately reported in the Company's consolidated balance sheet in the period in which the business is classified as held-for-sale. See Note 2 for further discussion.

Loss and Loss Adjustment Expense Reserves - The establishment of loss reserves by the Company's insurance subsidiaries is a reasonably complex and dynamic process influenced by a large variety of factors. These factors principally include past experience applicable to the anticipated costs of various types of claims, continually evolving and changing legal theories emanating from the judicial system, recurring accounting, statistical, and actuarial studies, the professional experience and expertise of the Company's claim departments' personnel or attorneys and independent claim adjusters, ongoing changes in claim frequency or severity patterns such as those caused by natural disasters, illnesses, accidents, work-related injuries, and changes in general and industry-specific economic conditions. Consequently, the reserves established are a reflection of: the opinions of a large number of persons; the application and interpretation of historical precedent and trends; expectations as to future developments; and management's judgment in interpreting all such factors. At any point in time, the Company is exposed to the possibility of higher or lower than anticipated loss costs due to all of these factors, and to the evolution, interpretation, and expansion of tort law, as well as the effects of unexpected jury verdicts.

All reserves are therefore based on estimates which are periodically reviewed and evaluated in the light of emerging loss experience and changing circumstances. The resulting changes in estimates are recorded in operations of the periods during which they are made. Return and additional premiums and policyholders' dividends, all of which tend to be affected by development of losses in future years, may offset, in whole or in part, favorable or unfavorable loss developments for certain coverages such as workers' compensation, portions of which are written under loss sensitive programs that provide for such adjustments. Management believes that its overall reserving practices have been consistently applied over many years, and that its aggregate net reserves have generally resulted in reasonable approximations of the ultimate net costs of losses incurred. However, no representation is made nor is any guaranty given that ultimate net losses and related costs will not develop in future years to be significantly greater or lower than currently established reserve estimates.

General Insurance reserves are established to provide for the ultimate expected cost of settling unpaid losses and claims reported at each balance sheet date. Such reserves are based on continually evolving assessments of the facts available to the Company during the settlement process which may stretch over long periods of time. Losses and claims incurred but not reported (IBNR), as well as expenses required to settle losses and claims, are established on the basis of a large number of formulas that take into account various criteria, including historical cost experience and anticipated costs of servicing reinsured and other risks. As applicable, estimates of possible recoveries from salvage or subrogation opportunities are considered in the establishment of such reserves. Overall loss and loss adjustment expense reserves incorporate amounts covering net estimates of unusual claims such as those emanating from asbestosis and environmental (A&E) exposures. Such reserves can affect claim costs and related loss ratios for such insurance coverages as general liability, commercial auto, workers' compensation, and property.

Title Insurance and related escrow services loss and loss adjustment expense reserves are established as point estimates to cover the projected settlement costs of known as well as IBNR losses related to premium and escrow service revenues of each reporting period. Reserves for known claims are based on an assessment of the facts available to the Company during the settlement process. The point estimates covering all loss reserves take into account IBNR claims based on past experience and evaluations of such variables as changes in trends in the types of policies issued, real estate markets and interest rate environments, and levels of loan refinancing, all of which can have a bearing on the emergence, number, and ultimate cost of claims.

RFIG Run-off mortgage guaranty insurance reserves for unpaid loss and loss adjustment expenses are recognized only upon an instance of default, defined as an insured mortgage loan for which two or more consecutive monthly payments have been missed. Loss reserves are based on statistical calculations that take into account the number of reported insured mortgage loan defaults as of each balance sheet date, as well as experience-based estimates of loan defaults that have occurred but have not as yet been reported. Further, the loss reserve estimating process takes into account a large number of variables including trends in claim severity, expected cure rates for reported loan delinquencies at various stages of default, the level of coverage rescissions and claims denials due to material misrepresentation in key underwriting information or non-compliance with prescribed underwriting guidelines, and management judgments relative to future employment levels, housing market activity, and mortgage loan interest costs, demand, and extensions.

The Company has the legal right to rescind mortgage insurance coverage unilaterally as expressly stated in its policy. Moreover, two federal courts that have considered that policy wording have each affirmed that right. According to the policy, if any of those representations are materially false or misleading with respect to a loan, the Company has the right to cancel or rescind coverage for that loan retroactively to commencement of the coverage. In recent years, the incidence of rescissions has been immaterial.

In addition to the above reserve elements, the Company establishes reserves for loss settlement costs that are not directly related to individual claims. Such reserves are based on prior years' cost experience and trends, and are intended to cover the unallocated costs of claim departments' administration of known and IBNR claims.

Reinsurance - The cost of reinsurance is recognized over the terms of the reinsurance contracts. Amounts recoverable from reinsurers for loss and loss adjustment expenses are estimated in a manner consistent with the claim liability associated with the reinsured business. The Company evaluates the financial condition of its reinsurers on a regular basis and allowances are established for estimated credit losses. See Note 10 for further discussion.

Income Taxes - The Company and most of its subsidiaries file a consolidated tax return and provide for income taxes payable currently. Deferred income taxes included in the accompanying consolidated financial statements will not necessarily become payable or recoverable in the future. The Company uses the asset and liability method of calculating deferred income taxes. This method results in the establishment of deferred tax assets and liabilities, calculated at currently enacted tax rates that are applied to the cumulative temporary differences between the financial statement and tax bases of assets and liabilities.

Property and Equipment - Property and equipment is generally depreciated or amortized over the estimated useful lives of the assets (two to 27 years), substantially by the straight-line method. Depreciation and amortization expenses related to property and equipment were $33.0, $28.3, and $27.2 in 2023, 2022, and 2021, respectively. Expenditures for maintenance and repairs are charged to income as incurred, and expenditures for major renewals and additions are capitalized as appropriate.

Title Plants and Records - Title plants and records are carried at original cost or appraised value at the date of purchase. Such values represent the cost of producing or acquiring interests in title records and indexes and the appraised value of purchased subsidiaries' title records and indexes at dates of acquisition. The cost of maintaining, updating, and operating title records is charged to income as incurred. Title records and indexes are ordinarily not amortized unless events or circumstances indicate that the carrying amount of the capitalized costs may not be recoverable.

Goodwill and Intangible Assets - Goodwill resulting from business combinations is not amortizable against operations but must be tested annually for possible impairment of its continued value. Intangible assets with definitive lives are amortized against future operating results; whereas indefinite-lived intangibles are tested annually for impairment. Annual testing did not result in any impairment charges for the periods presented, and reporting units with goodwill balances had estimated fair values in excess of their carrying values. The Company's consolidated goodwill balance of $178.3 and $178.1 as of December 31, 2023 and 2022, respectively, is included as part of other assets in the consolidated balance sheets. No significant changes to goodwill balances occurred in either period.

Employee Benefit Plans - The Company has a closed pension plan (the Plan) for certain employees under which benefits were frozen as of December 31, 2013. The Plan is a defined benefit plan pursuant to which pension payments are based primarily on years of service and employee compensation near retirement. As a result, eligible employees retain all of the vested rights as of the effective date of the freeze. While additional benefits no longer accrue, the Company's cumulative obligation continues to be subject to further adjustment due to changes in actuarial assumptions such as expected mortality, and changes in interest rates.

The funded status of a pension plan is measured as of December 31 of each year as the difference between the fair value of plan assets and the projected benefit obligation. The funded status of the Plan is recognized as a net pension asset or liability, as applicable, with offsetting entries reflected as a component of shareholders' equity in accumulated other comprehensive income, net of deferred taxes.

The Company also provides long-term incentive awards to certain employees under the 2022 Incentive Compensation Plan which was approved in May 2022. Stock options granted under this plan are valued using the Black-Scholes-Merton option pricing model and restricted stock awards are valued based on the closing market price at the grant date. The awards are generally expensed on a straight-line basis over the vesting period.

Escrow Funds - Segregated cash deposit accounts and the offsetting liabilities for escrow deposits in connection with Title Insurance real estate transactions in the same amounts ($1,817.1 and $2,022.7 at December 31, 2023 and 2022, respectively) are not included as assets or liabilities in the accompanying consolidated balance sheets as the escrow funds are not available for regular operations.

Note 2 - Disposition of RMIC Companies, Inc. (RMICC)

On November 11, 2023, a definitive agreement was reached to sell RMIC Companies, Inc. and its wholly-owned mortgage insurance subsidiaries (collectively, "RMICC") to Arch U.S. MI Holdings Inc., a subsidiary of Arch Capital Group Ltd., for approximately $140.0. In connection with the pending sale, an expected loss of $45.6, inclusive of transaction costs of $11.0, was recorded for the year ended December 31, 2023, which is reflected in net investment gains (losses) in the consolidated statement of income. RMICC's results of operations are reported in the RFIG segment's earnings through December 31, 2023. The transaction is expected to receive all necessary regulatory approvals and close in the first half of 2024.

As of December 31, 2023, the pending disposition met the criteria for held-for-sale accounting, but did not meet the criteria to be classified as a discontinued operation as it did not represent a strategic shift that has, or will have, a major effect on the Company's operations and financial results. As a result, the related assets and liabilities are included in the separate held-for-sale line items of the asset and liability sections of the consolidated balance sheet, and the results are reported in continuing operations on the consolidated statement of income. See Note 1 for information on accounting for held-for-sale classification.

The table below reflects the carrying amounts of assets and liabilities held-for-sale related to the pending disposition described above:

	December 31, 2023
Assets:	
Investments:	
Fixed income securities (at fair value)	$ 29.8
Short-term investments (at fair value which approximates cost)	191.3
Total investments	221.2
Cash	0.8
Accrued investment income	0.9
Accounts and notes receivable	0.5
Federal income tax recoverable: Current	2.2
Deferred	0.2
Other assets (a)	(31.1)
Total assets	$ 194.8
Liabilities:	
Policy liabilities:	
Loss and loss adjustment expense reserves	$ 54.9
Unearned premiums	0.1
Total policy liabilities	55.0
Commissions, expenses, fees, and taxes	1.2
Other liabilities	0.5
Total liabilities	$ 56.8

_____

(a) Other assets is presented net of a valuation allowance of $34.5 recorded upon remeasurement of the disposal group to fair value.

Note 3 - Investments

The amortized cost and estimated fair values by type and contractual maturity of fixed income securities are shown in the following tables. Expected maturities will differ from contractual maturities because borrowers may have the right to call or repay obligations with or without call or prepayment penalties.

	Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value	
Fixed Income Securities by Type:								
December 31, 2023:								
Government & Agency	$	1,920.3	$	3.2	$	64.6	$	1,858.9
Municipal		774.5		0.2		7.1		767.6
Corporate		9,568.1		135.5		190.3		9,513.3
	$	12,263.0	$	139.0	$	262.0	$	12,139.9
December 31, 2022:								
Government & Agency	$	2,300.0	$	—	$	114.8	$	2,185.2
Municipal		896.9		0.1		15.5		881.5
Corporate		9,139.3		20.3		479.6		8,680.0
	$	12,336.3	$	20.5	$	610.1	$	11,746.7

	Amortized Cost		Estimated Fair Value	
Fixed Income Securities Stratified by Contractual Maturity at December 31, 2023:				
Due in one year or less	$	1,604.0	$	1,587.7
Due after one year through five years		6,119.3		5,999.4
Due after five years through ten years		4,455.6		4,467.7
Due after ten years		83.9		84.9
	$	12,263.0	$	12,139.9

Bonds and other investments with a carrying value of $946.0 as of December 31, 2023 were on deposit with governmental authorities by the Company's insurance subsidiaries to comply with state insurance laws.

The following table reflects the Company's gross unrealized losses and fair value of fixed income securities, aggregated by category and length of time that individual securities have been in an unrealized loss position.

	Less than 12 Months				12 Months or Greater				Total			
	Fair Value		Unrealized Losses		Fair Value		Unrealized Losses		Fair Value		Unrealized Losses	
December 31, 2023:												
Fixed Income Securities:												
Government & Agency	$	461.0	$	2.7	$	1,179.3	$	61.8	$	1,640.4	$	64.6
Municipal		173.1		0.8		554.7		6.2		727.9		7.1
Corporate		853.3		8.2		4,270.9		182.0		5,124.3		190.3
	$	1,487.6	$	11.8	$	6,005.1	$	250.2	$	7,492.7	$	262.0
December 31, 2022:												
Fixed Income Securities:												
Government & Agency	$	1,769.6	$	71.0	$	403.8	$	43.8	$	2,173.4	$	114.8
Municipal		845.6		13.0		9.8		2.5		855.5		15.5
Corporate		6,796.7		355.0		1,043.7		124.6		7,840.4		479.6
	$	9,412.0	$	439.1	$	1,457.4	$	170.9	$	10,869.5	$	610.1

In the above tables the unrealized losses on fixed income securities are deemed to reflect changes in the interest rate environment. As part of its assessment of credit losses, the Company considers whether it intends to sell or is more likely than not required to sell securities, principally in consideration of its asset and liability maturity matching objectives. Net realized investment gains (losses) for 2023 included impairment charges of $6.2 primarily related to the Company's intent to sell and subsequent disposal of fixed income securities to facilitate certain structural changes to a deferred compensation plan, as well as a small credit loss. Net realized investment gains (losses) for the year ended December 31, 2022 included $123.5 of impairment losses on fixed income securities, also related to management's assessment of its intent to sell, primarily driven by tax planning considerations. No such losses were recognized during 2021. The Company's allowance for credit losses was $1.6 as of December 31, 2023. The Company recorded no allowance for credit losses as of December 31, 2022.

The following table shows cost and fair value information for equity securities:

| | | Equity Securities | | |
	Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
December 31, 2023	$ 1,511.9	$ 1,164.7	$ 15.7	$ 2,660.8
December 31, 2022	$ 1,948.1	$ 1,291.5	$ 18.6	$ 3,220.9

During 2023, 2022, and 2021, the Company recognized pretax unrealized investment gains (losses) of $(123.9), $(263.4), and $751.1, respectively, emanating from changes in the fair value of equity securities in the consolidated statements of income. Changes in the fair value of equity securities still held at December 31, 2023, 2022, and 2021 were $28.2, $42.3, and $711.0, respectively, for the years then ended.

Fair Value Measurements - Fair value is defined as the estimated price that is likely to be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (an exit price) at the measurement date. A fair value hierarchy is established that prioritizes the sources (inputs) used to measure fair value into three broad levels:

- Level 1 inputs are based on quoted market prices in active markets;
- Level 2 observable inputs are based on corroboration with available market data;
- Level 3 unobservable inputs are based on uncorroborated market data or a reporting entity's own assumptions.

The following is a description of the valuation methodologies and general classification used for financial instruments measured at fair value.

The Company uses quoted values and other data provided by a nationally recognized independent pricing source as inputs into its quarterly process for determining fair values of fixed income and equity securities. To validate the techniques or models used by pricing sources, the Company's review process includes, but is not limited to: (i) initial and ongoing evaluation of methodologies used by outside parties to calculate fair value; and (ii) comparisons with other sources including the fair value estimates based on current market quotations, and with independent fair value estimates provided by the independent investment custodian. The independent pricing source obtains market quotations and actual transaction prices for securities that have quoted prices in active markets and uses their own proprietary method for determining the fair value of securities that are not actively traded. In general, these methods involve the use of "matrix pricing" in which the independent pricing source uses observable market inputs including, but not limited to, investment yields, credit risks and spreads, benchmarking of like securities, broker-dealer quotes, reported trades, and sector groupings to determine a reasonable fair value.

Level 1 securities include U.S. and Canadian Treasury notes, publicly traded common stocks, mutual funds, and short-term investments in highly liquid money market instruments. Level 2 securities generally include corporate bonds, municipal bonds, and certain U.S. and Canadian government agency securities. Securities classified within Level 3 include non-publicly traded bonds and equity securities. There were no significant changes in the fair value of Level 3 assets as of December 31, 2023 and 2022.

The following tables show a summary of the fair value of financial assets segregated among the various input levels described above:

		Fair Value Measurements		
As of December 31, 2023:	Level 1	Level 2	Level 3	Total
Fixed income securities:				
Government & Agency	$ 1,379.8	$ 479.1	$ —	$ 1,858.9
Municipal	—	767.6	—	767.6
Corporate	—	9,493.7	19.5	9,513.3
Short-term investments	1,032.6	—	—	1,032.6
Equity securities	$ 2,653.8	$ —	$ 7.0	$ 2,660.8
As of December 31, 2022:				
Fixed income securities:				
Government & Agency	$ 1,598.8	$ 586.3	$ —	$ 2,185.2
Municipal	—	881.5	—	881.5
Corporate	—	8,659.2	20.8	8,680.0
Short-term investments	860.8	—	—	860.8
Equity securities	$ 3,219.1	$ —	$ 1.7	$ 3,220.9

There were no transfers between Levels 1, 2 or 3 during 2023 or 2022.

The following table reflects the composition of net investment income, net realized gains or losses, and the net change in unrealized investment gains or losses for each of the years shown.

Years Ended December 31:		2023		2022		2021
Investment income from:						
Fixed income securities	$	438.8	$	314.4	$	280.6
Equity securities		92.1		132.5		157.5
Short-term investments		50.9		17.9		0.1
Other investments (a)		17.0		4.3		2.1
Gross investment income		598.9		469.3		440.4
Investment expenses (a)		20.6		9.7		6.1
Net investment income	$	578.3	$	459.5	$	434.3
Net investment gains (losses):						
Realized from actual transactions:						
Fixed income securities:						
Gains	$	1.2	$	2.6	$	3.4
Losses		(181.9)		(190.2)		(1.9)
Net		(180.7)		(187.6)		1.5
Equity securities:						
Gains		214.5		486.5		68.0
Losses		(51.4)		(111.9)		(62.8)
Net		163.0		374.5		5.1
Other investments, net		2.4		(1.2)		0.2
Total realized from actual transactions		(15.2)		185.7		6.9
From impairments (b)		(51.8)		(123.5)		—
From unrealized changes in fair value of equity securities		(123.9)		(263.4)		751.1
Total realized and unrealized investment gains (losses)		(190.9)		(201.1)		758.0
Current and deferred income taxes (credits)		(40.0)		(42.5)		159.6
Net of tax realized and unrealized investment gains (losses)	$	(150.8)	$	(158.6)	$	598.4
Changes in unrealized investment gains (losses)						
reflected directly in shareholders' equity on:						
Fixed income securities	$	464.1	$	(824.7)	$	(361.2)
Less: Deferred income taxes (credits)		97.7		(174.1)		(76.2)
		366.3		(650.5)		(284.9)
Other investments		5.7		(8.5)		(2.5)
Less: Deferred income taxes (credits)		1.1		(1.8)		(0.5)
		4.5		(6.7)		(2.0)
Net changes in unrealized investment gains (losses), net of tax	$	370.8	$	(657.3)	$	(287.0)

_____

(a) Includes interest on funds held.
(b) Includes expected loss on the pending sale of RMICC. See Note 2 for further discussion.

Note 4 - Deferred Policy Acquisition Costs

The following table shows the components of deferred policy acquisition costs:

Years Ended December 31:		2023		2022		2021
Deferred, beginning of year	$	382.5	$	350.4	$	328.0
Policy acquisition costs deferred:						
Commissions - net of reinsurance		495.0		423.3		340.9
Premium taxes		161.0		147.1		135.2
Salaries and other underwriting expenses		59.3		53.0		48.3
Subtotal		715.3		623.5		524.6
Amortization charged to income		(680.1)		(591.4)		(502.2)
Change for the year		35.2		32.0		22.4
Deferred, end of year	$	417.8	$	382.5	$	350.4

Note 5 - Loss and Loss Adjustment Expenses

The following table shows changes in aggregate reserves for the Company's loss and loss adjustment expenses:

Years Ended December 31:	2023	2022	2021
Gross reserves at beginning of year	$ 12,221.5	$ 11,425.5	$ 10,671.0
Less: reinsurance losses recoverable	4,699.5	4,125.3	3,650.5
Net reserves at beginning of year:			
General Insurance	6,824.8	6,587.0	6,328.0
Title Insurance	612.8	594.2	556.1
RFIG Run-off	77.9	111.2	127.6
Other	6.3	7.6	8.6
Subtotal	7,521.9	7,300.2	7,020.4
Incurred loss and loss adjustment expenses:			
Provisions for insured events of the current year:			
General Insurance	2,770.7	2,545.1	2,418.3
Title Insurance	93.6	139.6	160.6
RFIG Run-off	13.7	17.5	19.3
Other	8.6	8.7	12.0
Subtotal	2,886.8	2,711.1	2,610.4
Change in provision for insured events of prior years:			
General Insurance	(234.0)	(193.1)	(137.9)
Title Insurance	(44.9)	(50.4)	(47.6)
RFIG Run-off	(24.7)	(35.1)	(21.1)
Other	(2.1)	(3.9)	(3.9)
Subtotal	(305.8)	(282.6)	(210.6)
Total incurred loss and loss adjustment expenses	2,581.0	2,428.4	2,399.7
Payments:			
Loss and loss adjustment expenses attributable to insured events of the current year:			
General Insurance	930.6	834.4	781.5
Title Insurance	14.4	13.1	21.4
RFIG Run-off	—	0.2	0.2
Other	4.7	4.8	7.7
Subtotal	949.8	852.7	810.9
Loss and loss adjustment expenses attributable to insured events of prior years:			
General Insurance	1,475.6	1,279.8	1,239.8
Title Insurance	48.7	57.3	53.4
RFIG Run-off	11.9	15.5	14.3
Other	1.3	1.3	1.3
Subtotal	1,537.7	1,354.0	1,309.0
Total payments	2,487.6	2,206.7	2,120.0
RFIG Run-off reserves reclassified to liabilities held-for-sale (a)	54.9	—	—
Net reserves at end of year:			
General Insurance	6,955.2	6,824.8	6,587.0
Title Insurance	598.5	612.8	594.2
RFIG Run-off	—	77.9	111.2
Other	6.6	6.3	7.6
Subtotal	7,560.4	7,521.9	7,300.2
Reinsurance losses recoverable	4,977.7	4,699.5	4,125.3
Gross reserves at end of year	$ 12,538.2	$ 12,221.5	$ 11,425.5

_____

(a) RFIG Run-off reserves have been reclassified as held-for-sale as of December 31, 2023. See Note 2 for further discussion.

For the three most recent calendar years, the above table indicates that the one-year development of consolidated reserves at the beginning of each year produced favorable developments of 4.1%, 3.9%, and 3.0% for 2023, 2022, and 2021, respectively, with average favorable annual developments of 3.6%. The Company believes that the factors most responsible, in varying and continually changing degrees, for favorable or unfavorable reserve developments include, as to many General Insurance coverages, the effect of reserve discounts applicable to workers' compensation claims, changes in severity of litigated claims in particular, governmental or judicially imposed retroactive conditions in the settlement of claims such as noted below in regard to black lung disease claims, changes in inflation rates applicable to repairs and the medical portion of claims in particular, and changes in claims incurred but not reported due to the slower and highly volatile emergence patterns applicable to certain types of claims such as those stemming from litigated, assumed reinsurance, or the A&E types of claims noted below.

In 2023, the favorable development experienced by General Insurance came predominantly from the 2010-2022 accident years, driven by workers' compensation and to a lesser extent, commercial auto lines of coverage, partially offset by unfavorable development from the general liability line of coverage. Favorable development experienced by Title Insurance occurred largely within the 2018-2020 years while RFIG Run-off segment was driven by higher levels of cure rates on reported defaults.

Federal Black Lung Regulations

The Federal Department of Labor revised the Federal Black Lung Program regulations in both 2001 and 2010. The revisions reflect more lenient standards that can potentially benefit claimants. Claims filed or refiled pursuant to these revised regulations initially increased immediately following the passing of both sets of regulations but have been gradually decreasing since.

The majority of pending claims against Old Republic pertain to business underwritten through loss sensitive programs that permit the charge of additional or refund of return premiums to wholly or partially offset changes in estimated claim costs, or to business underwritten as a service carrier on behalf of various industry-wide involuntary market (i.e. assigned risk) pools. A smaller portion pertains to business produced on a traditional risk transfer basis. The Company has established applicable reserves for claims as they have been reported and for claims not as yet reported on the basis of its historical experience.

A&E Reserves

At December 31, 2023 and 2022, Old Republic's aggregate loss and loss adjustment expense reserves specifically identified with A&E exposures amounted to approximately $130.6 and $121.3 gross, respectively, and $87.5 and $84.0 net of reinsurance, respectively.

Old Republic's reserve estimates also include provisions for indemnity and settlement costs for various A&E claims that have been filed in the normal course of business against a number of its insurance subsidiaries. Many such claims relate to policies incepting prior to 1985, including many issued during a short period between 1981 and 1982 pursuant to an agency agreement canceled in 1982. Over the years, the Company's property and liability insurance subsidiaries have typically issued general liability insurance policies with face amounts ranging between $1.0 and $2.0 and rarely exceeding $10.0. Such policies have, in turn, been subject to reinsurance cessions which have typically reduced the subsidiaries' net retentions to $0.5 or less as to each claim.

Old Republic's exposure to A&E claims cannot, however, be calculated by conventional insurance reserving methods for a variety of reasons, including: a) the absence of statistically valid data inasmuch as such claims generally involve long reporting delays and very often uncertainty as to the number and identity of insureds against whom such claims have arisen or will arise; and b) the litigation history of such or similar claims. Inconsistent court decisions stem from such questions as: when an alleged loss occurred, which policies provide coverage, how a loss is to be allocated among potentially responsible insureds and/or their insurance carriers, how policy coverage exclusions are to be interpreted, what types of environmental impairment or toxic tort claims are covered, when the insurer's duty to defend is triggered, how policy limits are to be calculated, and whether clean-up costs constitute property damage.

Over time, the Executive Branch and/or the Congress of the United States have proposed or considered changes in the legislation and rules affecting the determination of liability for A&E claims. As of December 31, 2023, however, there is no solid evidence to suggest that possible future changes might mitigate or reduce some or all of these claim exposures. Because of the above issues and uncertainties, estimation of reserves for losses and allocated loss adjustment expenses for A&E claims in particular is much more difficult to quantify with a high degree of precision. Accordingly, no representation can be made that the Company's reserves for such claims and related costs will not prove to be overstated or understated in the future. Based on average annual claims payments during the five most recent calendar years, such reserves represented a paid loss survival ratio of 6.6 years (gross) and 7.4 years (net of reinsurance) as of December 31, 2023, and 6.4 years (gross) and 7.6 years (net of reinsurance) as of December 31, 2022. Fluctuations in this ratio between years can be caused by the inconsistent pay-out patterns associated with these types of claims. For the five years ended December 31, 2023, incurred A&E claim and related loss settlement costs have averaged 0.6% of average annual General Insurance loss and loss adjustment expenses.

The following represents the Company's incurred and paid loss development tables for the major types of insurance coverages as of December 31, 2023. The information about incurred and paid claims development for the years ended December 31, 2014 to 2022 is presented as supplementary information.

Workers' Compensation

	Incurred Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance (Undiscounted)										As of December 31, 2023	
	For the Years Ended December 31,										Total of Incurred-but-Not-Reported Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Losses*
Accident Year	Supplementary Information (Unaudited)											
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023		
2014	$ 780.9	$ 792.8	$ 786.4	$ 784.9	$ 777.0	$ 763.3	$ 724.4	$ 705.4	$ 685.8	$ 673.2	$ 58.8	54,174
2015		794.3	792.6	787.3	785.5	769.1	742.4	695.8	659.8	622.3	69.8	55,234
2016			756.1	752.9	745.7	730.5	712.6	692.8	624.2	584.9	95.5	52,495
2017				727.0	713.9	700.3	683.4	676.3	654.2	609.3	102.6	51,787
2018					698.6	691.5	681.0	665.9	644.8	605.4	141.3	52,390
2019						664.6	657.4	653.2	667.5	658.8	154.0	51,887
2020							560.9	569.4	571.7	574.7	144.7	45,859
2021								500.3	502.4	493.8	153.0	46,975
2022									488.1	487.4	184.7	46,691
2023										491.7	276.1	35,679
									Total	$ 5,802.1 (A)		

* Reported losses are accumulated on an individual claimant basis and exclude external reinsurance assumed and participation in residual market pools as claim frequency information is not available.

	Cumulative Paid Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance									
	For the Years Ended December 31,									
Accident Year	Supplementary Information (Unaudited)									
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 116.9	$ 293.7	$ 397.1	$ 466.0	$ 499.5	$ 524.8	$ 544.9	$ 554.6	$ 561.0	$ 567.9
2015		109.0	274.9	379.3	435.1	466.7	484.7	499.8	507.3	512.7
2016			102.5	253.5	334.4	383.5	408.4	425.2	435.8	442.5
2017				99.6	244.6	334.8	383.1	414.3	444.1	453.5
2018					94.8	240.6	320.5	367.2	396.8	416.0
2019						102.9	239.8	329.6	382.3	412.2
2020							84.3	211.6	284.3	329.7
2021								80.1	187.8	252.9
2022									74.2	188.2
2023										75.5
									Total	$ 3,651.7 (B)

Net incurred loss and allocated loss adjustment expenses (A)	$ 5,802.1
Less: net paid loss and allocated loss adjustment expenses (B)	3,651.7
Subtotal	2,150.3
All outstanding liabilities before 2014, net of reinsurance	754.9
Liabilities for loss and allocated loss adjustment expenses, net of reinsurance	$ 2,905.3

	Incurred Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance (Undiscounted)										As of December 31, 2023	
					For the Years Ended December 31,						Total of Incurred-but-Not-Reported Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Losses*
Accident Year			Supplementary Information (Unaudited)									
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023		
2014	$ 107.0	$ 110.4	$ 109.4	$ 111.0	$ 117.0	$ 117.1	$ 112.3	$ 112.8	$ 115.6	$ 117.9	$ 10.7	6,047
2015		96.0	96.3	99.2	102.3	104.8	105.8	99.8	99.2	99.0	12.1	5,616
2016			92.4	96.7	98.8	100.3	101.0	104.4	98.8	95.9	13.2	83,293
2017				111.2	121.4	129.6	132.8	135.2	138.0	143.9	18.2	460,523
2018					120.5	119.7	125.1	135.5	141.9	152.0	32.0	462,021
2019						133.5	131.9	138.7	146.0	146.9	39.5	375,990
2020							112.4	111.7	114.9	116.1	50.0	6,112
2021								94.2	92.7	99.0	44.3	6,022
2022									97.8	100.7	49.4	5,758
2023										132.6	98.5	12,208
										$ 1,204.4 (A)		

* Reported losses are accumulated on an individual claimant basis and exclude external reinsurance assumed and participation in residual market pools as loss frequency information is not available. The increases beginning in 2016 are due to the addition of a national account with higher frequency yet lower severity than the existing book of business for accident years 2016 through 2019.

	Cumulative Paid Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance									
					For the Years Ended December 31,					
Accident Year			Supplementary Information (Unaudited)							
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 5.8	$ 15.8	$ 32.0	$ 52.8	$ 73.5	$ 82.8	$ 88.9	$ 94.9	$ 98.9	$ 103.0
2015		6.3	16.0	29.5	47.4	64.5	70.7	75.0	79.9	82.5
2016			7.1	18.5	34.8	47.7	58.0	66.9	71.9	75.1
2017				5.7	25.9	50.1	76.9	95.5	105.3	113.2
2018					6.9	28.8	48.9	71.0	91.0	102.0
2019						6.4	29.5	53.4	72.1	87.8
2020							4.2	12.4	28.5	45.0
2021								5.6	14.7	30.9
2022									6.4	22.2
2023										3.9
										$ 665.9 (B)

Net incurred loss and allocated loss adjustment expenses (A)	$ 1,204.4
Less: net paid loss and allocated loss adjustment expenses (B)	665.9
Subtotal	538.4
All outstanding liabilities before 2014, net of reinsurance	167.0
Liabilities for loss and allocated loss adjustment expenses, net of reinsurance	$ 705.5

Commercial Auto

	Incurred Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance (Undiscounted)										As of December 31, 2023	
	For the Years Ended December 31,										Total of Incurred-but-Not-Reported Liabilities Plus Expected Development on Reported Losses	Cumulative Number of Reported Losses*
Accident Year	Supplementary Information (Unaudited)											
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023		
2014	$ 687.8	$ 689.2	$ 691.7	$ 688.0	$ 688.6	$ 687.8	$ 683.8	$ 683.0	$ 682.1	$ 679.2	$ 5.9	103,242
2015		712.4	710.5	729.7	721.4	720.7	703.4	700.6	699.9	699.5	2.2	104,829
2016			755.9	768.9	786.0	780.8	779.3	762.1	754.9	752.9	4.3	110,766
2017				788.7	819.1	869.2	874.4	867.9	847.1	843.0	6.7	117,639
2018					883.2	947.9	989.9	992.1	976.1	971.3	20.1	129,290
2019						931.1	959.7	954.8	947.4	942.0	25.0	138,735
2020							941.1	913.7	854.0	845.5	70.6	117,927
2021								989.4	954.6	935.3	83.9	125,608
2022									1,074.2	1,044.5	123.6	125,309
2023										1,204.1	100.9	107,783
										$ 8,917.7 (A)		

* Reported losses are accumulated on an individual claimant basis and exclude external reinsurance assumed and participation in residual market pools as claim frequency information is not available.

	Cumulative Paid Loss and Allocated Loss Adjustment Expenses, Net of Reinsurance									
	For the Years Ended December 31,									
Accident Year	Supplementary Information (Unaudited)									
	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023
2014	$ 267.4	$ 430.5	$ 536.9	$ 605.4	$ 640.3	$ 664.9	$ 658.4	$ 664.3	$ 669.9	$ 672.2
2015		265.1	438.9	541.8	626.2	669.7	680.6	687.3	693.0	695.4
2016			290.2	469.6	585.1	677.8	710.8	725.5	737.3	742.7
2017				307.9	512.0	657.1	746.5	791.2	814.1	826.9
2018					330.0	557.5	730.4	836.7	900.0	924.1
2019						330.4	549.0	681.6	787.2	875.3
2020							290.1	464.3	602.2	692.7
2021								302.7	508.6	662.9
2022									354.8	606.8
2023										424.4
										$ 7,123.8 (B)

Net incurred loss and allocated loss adjustment expenses (A)	$ 8,917.7
Less: net paid loss and allocated loss adjustment expenses (B)	7,123.8
Subtotal	1,793.9
All outstanding liabilities before 2014, net of reinsurance	14.5
Liabilities for loss and allocated loss adjustment expenses, net of reinsurance	$ 1,808.4

The following represents a reconciliation of the incurred and paid loss development tables to total loss and loss adjustment expense reserves as reported in the consolidated balance sheets.

	December 31,	
	2023	2022
Net loss and allocated loss adjustment expense reserves:		
Workers' compensation (a)	$ 2,725.3	$ 2,879.6
General liability	705.5	641.9
Commercial auto	1,808.4	1,747.3
Other short-duration insurance coverages	1,412.5	1,260.0
Subtotal	6,651.9	6,529.0
Reinsurance recoverable on loss reserves:		
Workers' compensation	1,998.2	1,975.5
General liability	813.2	785.3
Commercial auto	1,684.4	1,486.6
Other short-duration insurance coverages	477.7	447.7
Subtotal	4,973.6	4,695.3
Insurance coverages other than short-duration (b)	566.4	656.6
Unallocated loss adjustment expense reserves (c)	346.1	340.5
	912.6	997.1
Gross loss and loss adjustment expense reserves	$ 12,538.2	$ 12,221.5

_____

(a) Certain long-term disability type workers' compensation reserves are discounted to present value based on interest rates typically ranging from 3.0% to 3.5%. The amount of discount reflected in the year-end net reserves totaled $179.9 and $184.7 as of December 31, 2023 and 2022, respectively. Interest accretion of $25.6, $9.6, and $42.0 for the years ended December 31, 2023, 2022, and 2021, respectively, was recognized as unfavorable development of prior year reserves within loss and loss adjustment expenses in the consolidated statements of income.
(b) RFIG Run-off loss reserves of $53.6 have been classified as held-for-sale as of December 31, 2023. See Note 2 for further discussion.
(c) RFIG Run-off unallocated loss adjustment expense reserves of $1.2 have been classified as held-for-sale as of December 31, 2023. See Note 2 for further discussion.

The table below is supplementary information and presents the historical average annual percentage payout of incurred losses by age, net of reinsurance.

	Supplementary Information (Unaudited)									
	Year 1	Year 2	Year 3	Year 4	Year 5	Year 6	Year 7	Year 8	Year 9	Year 10
Workers' compensation	16.2 %	23.9 %	14.2 %	8.4 %	4.8 %	3.5 %	2.2 %	1.3 %	0.9 %	1.0 %
General liability	5.1 %	11.8 %	15.1 %	15.6 %	13.7 %	7.5 %	5.1 %	4.4 %	3.0 %	3.4 %
Commercial auto	35.7 %	23.4 %	16.0 %	11.1 %	6.1 %	2.5 %	0.8 %	0.8 %	0.6 %	0.3 %

Note 6 - Reinsurance and Retention Limits

In order to maintain premium production within its capacity and limit maximum losses for which it might become liable under its policies, Old Republic, as is common practice in the insurance industry, may cede a portion or all of its premiums and related liabilities on certain classes of insurance, individual policies, or blocks of business to other insurers and reinsurers. Although the ceding of insurance does not ordinarily discharge an insurer from its direct liability to a policyholder, it is industry practice to establish the reinsured part of risks as the liability of the reinsurer. Old Republic also employs retrospective premium and a large variety of risk-sharing procedures and arrangements for parts of its business in order to reduce underwriting losses for which it might become liable under insurance policies it issues. To the extent that any reinsurance companies, retrospective related risks, or producers might be unable to meet their obligations under existing reinsurance, retrospective insurance and production agreements, Old Republic would be liable for the defaulted amounts. The Company generally protects itself by withholding funds, securing indemnity agreements, obtaining surety bonds, or otherwise collateralizing such obligations through irrevocable letters of credit, cash, or securities.

Except as noted in the following paragraph, reinsurance protection on property and liability coverages generally limits the net loss from any one event to a maximum of: $5.2 for workers' compensation; $7.0 for commercial auto liability; $7.0 for general liability; $12.8 for directors & officers; $2.2 for aviation; and $23.1 for property coverages. Title insurance risk assumptions are generally limited to a maximum of $500.0 as to any one policy. The vast majority of title policies issued, however, carry exposures of less than $1.0. The average direct primary mortgage guaranty exposure is (in whole dollars) $37,000 per insured loan.

The Company maintains treaty and facultative reinsurance coverage for its workers' compensation exposures. Pursuant to regulatory requirements, however, all workers' compensation primary insurers such as the Company remain liable for unlimited amounts in excess of reinsured limits. Other than the substantial concentration of workers' compensation losses caused by the September 11, 2001 terrorist attack on America, to the best of the Company's knowledge there had not been a similar accumulation of claims in a single location from a single occurrence prior to that event. Nevertheless, the possibility continues to exist that non-reinsured losses could, depending on a wide range of severity and frequency assumptions, aggregate several hundred million dollars to an insurer such as the Company. Such aggregation of losses could occur in the event of a catastrophe such as an earthquake that could lead to the death or injury of a large number of persons concentrated in a single facility such as a high-rise building.

As a result of the September 11, 2001 terrorist attack on America, the reinsurance industry eliminated coverage from substantially all contracts for claims arising from acts of terrorism. Primary insurers like the Company therefore became fully exposed to such claims. The Terrorism Risk Insurance Act (TRIA), the Terrorism Risk Insurance Revision and Extension Act (TRIREA), and the Terrorism Risk Insurance Program Reauthorization Act of 2019 (TRIPRA) were subsequently placed into law and serve as a federal reinsurance program administered by the Secretary of the Treasury. This legislation requires primary insurers to offer coverage for certified acts of terrorism under most commercial property and casualty insurance policies (excluding such coverages as commercial auto, burglary and theft, professional liability, and farm owners multi-peril insurance) and also provides for temporary reinsurance protection through December 31, 2027.

Although insurers are permitted to charge an additional premium for terrorism coverage, insureds may reject the coverage. The program's protection is not triggered for losses arising from an act of terrorism until the industry first suffers losses in excess of a prescribed aggregate deductible during any one year. The program deductible trigger was $200.0 for 2023. Once the program trigger is met, the program will be responsible for a fixed percentage of the Company's terrorism losses that exceed its deductible. The Company's deductible amounts to 20% of direct earned premium on eligible property and casualty insurance coverages. The Company currently reinsures limits on a treaty basis of $195.0 in excess of $5.0 for claims arising from certain acts of terrorism for casualty clash and catastrophe workers' compensation liability insurance coverages. The Company also purchases facultative reinsurance on certain accounts in excess of $200.0 to manage the Company's net exposure.

Reinsurance ceded by the Company's insurance subsidiaries in the ordinary course of business is typically placed on an excess of loss basis. Under excess of loss reinsurance agreements, the companies are generally reimbursed for losses exceeding contractually agreed-upon levels. Quota share reinsurance is most often effected between the Company's insurance subsidiaries and industry-wide assigned risk plans or captive insurers owned by insureds. Under quota share reinsurance, the Company remits to the assuming entity an agreed-upon percentage of premiums written and is reimbursed for underwriting expenses and proportionately related claims costs.

Reinsurance recoverable asset balances represent amounts due from or credited by assuming reinsurers for paid and unpaid loss and premium reserves. Such reinsurance balances are recoverable from nonadmitted foreign and certain other reinsurers, such as captive insurance companies owned by insureds or business producers, as well as similar balances or credits arising from policies that are retrospectively rated or subject to insureds' high deductible retentions that are substantially collateralized by irrevocable letters of credit, securities, and other financial instruments. Old Republic evaluates on a regular basis the financial condition of its assuming reinsurers and insureds who purchase its retrospectively rated or high deductible policies. Estimates of credit losses are included in the Company's net loss and loss adjustment expense reserves since reinsurance, retrospectively rated, and self-insured deductible policies and contracts do not relieve Old Republic from its direct obligations to insureds or their beneficiaries. See Note 10 for further discussion.

At December 31, 2023, the General Insurance segment's ten largest reinsurers represented approximately 59% of the total consolidated reinsurance recoverable on paid and unpaid losses, with Day One Insurance, Inc. the largest reinsurer, representing 13.2% of the total recoverable balance. Of the balances due from these ten reinsurers, 50.8% was recoverable from A or better rated reinsurance companies, 22.4% from domestic unrated companies, and 26.8% from foreign unrated companies.

The following information relates to reinsurance and related data for the General Insurance segment for the three years ended December 31, 2023. Reinsurance transactions of the Title Insurance and RFIG Run-off segments and the small life and accident insurance operation are not material.

Years Ended December 31:		2023	2022	2021
General Insurance				
Written premiums:	Direct	$ 6,776.4	$ 6,263.3	$ 5,691.3
	Assumed	96.6	90.0	74.0
	Ceded	$ 2,516.7	$ 2,375.1	$ 2,084.4
Earned premiums:	Direct	$ 6,513.2	$ 6,021.0	$ 5,509.1
	Assumed	94.7	87.1	73.7
	Ceded	$ 2,488.6	$ 2,299.5	$ 2,027.3
Losses ceded		$ 1,795.9	$ 1,677.3	$ 1,255.6

Note 7 - Income Taxes

The provision for combined current and deferred income taxes (credits) reflected in the consolidated statements of income may not bear the usual relationship to income before income taxes (credits) as the result of permanent and other differences between pretax income or loss and taxable income or loss determined under existing tax regulations. The more significant differences, their effect on the statutory income tax rate (credit), and the resulting effective income tax rates (credits) are summarized below:

Years Ended December 31:	2023	2022	2021
Statutory tax rate	21.0 %	21.0 %	21.0 %
Tax rate increases (decreases):			
Tax-exempt interest	(0.4)	(0.3)	(0.2)
Dividends received exclusion	(1.0)	(1.3)	(0.7)
Meals and entertainment	0.3	0.2	0.1
Other items - net	—	0.3	—
Effective tax rate	19.9 %	19.9 %	20.2 %

The tax effects of temporary differences that give rise to significant portions of the Company's net deferred tax assets (liabilities) are as follows at the dates shown:

December 31:	2023	2022	2021
Deferred Tax Assets:			
Loss and loss adjustment expense reserves	$ 214.9	$ 218.6	$ 214.2
Pension and deferred compensation plans	23.8	22.6	42.4
Realized loss from pending sale of mortgage insurance business	9.5	—	—
Net operating loss carryforward	5.5	7.6	9.6
AMT credit carryforward	9.0	9.0	9.0
Operating leases	46.4	46.7	49.7
Other temporary differences	16.3	17.1	12.3
Total deferred tax assets	325.4	321.6	337.5
Deferred Tax Liabilities:			
Unearned premium reserves	46.3	63.3	61.0
Deferred policy acquisition costs	82.8	76.0	68.5
Amortization of fixed income securities	14.6	6.8	5.2
Net unrealized investment gains	214.4	141.3	372.6
Title plants and records	2.8	2.8	2.8
Tax reform transition adjustment on loss and loss adjustment expense reserves	6.7	10.3	13.8
Operating leases	40.9	41.9	45.8
Other temporary differences	22.5	20.1	17.2
Total deferred tax liabilities	431.0	362.5	586.9
Net deferred tax liabilities (a)	$ (105.6)	$ (40.9)	$ (249.5)

_____

(a) RFIG Run-off deferred tax assets of $0.3 and deferred tax liabilities of $0.1 have been reclassified as held-for-sale as of December 31, 2023. See Note 2 for further discussion.

At December 31, 2023, the Company had an available net operating loss (NOL) carryforward of $26.4 which will expire in years 2024 through 2029, and a $9.0 alternative minimum tax (AMT) credit carryforward. The NOL carryforward is subject to the limitations set by Section 382 of the Internal Revenue Code and is available to reduce future years' taxable income by a maximum of $9.8 each year until expiration.

In valuing the deferred tax assets, the Company considered certain factors including primarily the scheduled reversals of certain deferred tax liabilities, estimates of future taxable income, the impact of available carryback and carryforward periods, as well as the availability of certain tax planning strategies. The Company estimates that all gross deferred tax assets at year-end 2023 will more likely than not be fully realized.

Tax positions taken or expected to be taken in a tax return by the Company are recognized in the financial statements when it is more likely than not that the position would be sustained upon examination by tax authorities. To the best of management's knowledge there are no tax uncertainties that are expected to result in significant increases or decreases to unrecognized tax benefits within the next twelve month period. The Company views its income tax exposures as primarily consisting of timing differences whereby the ultimate deductibility of a taxable amount is highly certain but the timing of its deductibility is uncertain. Such differences relate principally to the timing of deductions for loss and premium reserves. As in prior examinations, the Internal Revenue Service (IRS) could assert that loss reserve deductions were overstated thereby reducing the Company's statutory taxable income in any particular year. The Company believes that it establishes its reserves fairly and consistently at each balance sheet date, and that it would succeed in defending its tax position in these regards. Because of the impact of deferred tax accounting, the possible accelerated payment of tax to the IRS would not necessarily affect the annual effective tax rate. The Company classifies interest and penalties as income tax expense in the consolidated statements of income. The Company is not currently under audit by the IRS and 2020 and subsequent tax years remain open.

The Inflation Reduction Act (IRA) was enacted into law on August 16, 2022, which, among its many elements, imposes a Corporate Alternative Minimum Tax (CAMT) on the adjusted financial statement income at the rate of 15% for tax periods beginning on or after January 1, 2023. The Company, as a member of a controlled group, has determined it will be subject to the CAMT calculations for the year ended December 31, 2023. However, the Company expects to be a regular taxpayer and not a CAMT taxpayer.

In addition, a Federal Excise Tax (FET) was enacted at the rate of 1% on all corporate stock buybacks effective January 1, 2023. The Company is subject to the FET, and an immaterial amount of excise tax incurred on stock repurchases has been recognized as part of the cost basis of the treasury stock acquired.

Note 8 - Employee Benefit Plans

Pension Benefits

The funded status of the Company's pension plan is reflected below.

Years Ended December 31:		2023		2022		2021
Projected benefit obligation at beginning of year	$	452.8	$	604.6	$	639.7
Increases (decreases) during the year attributable to:						
Interest cost		23.4		16.4		15.2
Actuarial (gains) losses		10.9		(138.7)		(22.2)
Benefits paid		(30.7)		(29.5)		(28.0)
Net increase (decrease) for the year		3.6		(151.8)		(35.1)
Projected benefit obligation at end of year	$	456.4	$	452.8	$	604.6

Years Ended December 31:		2023		2022		2021
Fair value of net assets available for plan benefits						
At beginning of the year	$	507.1	$	556.0	$	479.6
Increases (decreases) during the year attributable to:						
Actual return on plan assets		44.2		(19.2)		104.4
Benefits paid		(30.7)		(29.5)		(28.0)
Net increase (decrease) for year		13.4		(48.8)		76.3
Fair value of net assets available for plan benefits						
At end of the year	$	520.6	$	507.1	$	556.0
Funded status	$	64.1	$	54.3	$	(48.6)
Amounts recognized in accumulated other comprehensive income	$	(27.8)	$	(38.5)	$	(123.2)

Funding of the Plan is dependent on a number of factors including actual performance versus actuarial assumptions made at the time of the actuarial valuation, as well as the maintenance of certain funding levels relative to regulatory requirements. The Company currently does not expect to make cash contributions in calendar year 2024 based on minimum funding requirements.

Net periodic pension expense (income) recognized during 2023, 2022, and 2021 was $0.9, $(18.3), and $(9.8), respectively.

The projected benefit obligation and net periodic benefit cost for the Plan were determined using the following weighted-average assumptions:

	Projected Benefit Obligation		Net Periodic Benefit Cost		
As of December 31:	2023	2022	2023	2022	2021
Settlement discount rates	5.15%	5.40%	5.40%	2.80%	2.45%
Long-term rates of return on plan assets	N/A	N/A	4.60%	7.00%	7.00%

The assumed settlement discount rates were determined by matching the current estimate of the Plan's projected cash outflows against spot rate yields on a portfolio of high quality bonds as of the measurement date. To develop the expected long-term rate of return on assets assumption, historical returns, future return expectations for each asset class, as well as the target asset allocation of the pension portfolio were considered. The investment policy of the Plan takes into account the matching of assets and liabilities, appropriate risk aversion, liquidity needs, the preservation of capital, and the attainment of modest growth. The weighted-average asset allocations of the Plan were as follows:

			Current Investment Policy Asset Allocation % Range
As of December 31:	2023	2022	Target
Equity securities:			
Common shares of Company stock	16.0%	13.5%	
Other	—	38.9	
Subtotal	16.0	52.4	0% to 25%
Fixed income securities	78.1	44.4	75% to 100%
Other	5.9	3.2	1% to 10%
Total	100.0%	100.0%	

Quoted values and other data provided by the respective investment custodians are used as inputs for determining fair value of the Plan's debt and equity securities. The custodians are understood to obtain market quotations and actual transaction prices for securities that have quoted prices in active markets and use their own proprietary method for determining the fair value of securities that are not actively traded. In general, these methods involve the use of "matrix pricing" in which the investment custodian uses observable market inputs, including, but not limited to, investment yields, credit risks and spreads, benchmarking of like securities, broker-dealer quotes, reported trades and sector groupings to determine a reasonable fair value.

The following tables present a summary of the Plan's assets segregated among the various input levels described in Note 3.

	Fair Value Measurements							
As of December 31, 2023:	Level 1		Level 2		Level 3		Total	
Equity securities: Company stock	$	83.1	$	—	$	—	$	83.1
Fixed income securities		3.7		402.7		—		406.5
Other		17.0		—		7.3		24.3
Total at fair value	$	103.9	$	402.7	$	7.3		514.0
Securities at net asset value								6.5
Total							$	520.6

As of December 31, 2022:								
Equity securities:								
Common shares of Company stock	$	68.3	$	—	$	—	$	68.3
Other		197.5		—		—		197.5
Subtotal		265.8		—		—		265.8
Fixed income securities		—		225.0		—		225.0
Other		7.1		—		5.9		13.0
Total at fair value	$	273.0	$	225.0	$	5.9		504.0
Securities at net asset value								3.1
Total							$	507.1

Level 1 assets include U.S. Treasury notes, publicly traded common stocks, mutual funds, and short-term investments. Level 2 assets generally include corporate and government agency bonds. Level 3 assets primarily consist of an immediate participation guaranteed fund.

The following table presents a summary of the benefits expected to be paid as of December 31, 2023 for the next 10 years:

	2024	2025	2026	2027	2028	2029 and after
December 31, 2023	$ 33.7	$ 34.3	$ 34.9	$ 34.6	$ 34.6	$ 169.4

Stock-Based Compensation

As periodically amended, the Company has had a stock-based incentive compensation plan in effect for certain eligible employees since 1978. Stock-based compensation is currently awarded under the 2022 Incentive Compensation Plan (the 2022 Plan) which was adopted following approval by shareholders on May 26, 2022, thereby replacing the 2016 Incentive Compensation Plan (the 2016 Plan). Under the 2022 Plan, a total of 20.0 million new shares, plus the approximately 4.7 million shares that remained available for issuance under the 2016 Plan, became available for future awards through February 2032. The maximum number of shares available as of December 31, 2023 for future issuance under the 2022 Plan was approximately 17.7 million shares.

The following table presents the stock-based compensation expense and income tax benefit recognized in the financial statements:

Years Ended December 31:	2023	2022	2021
Stock-based compensation expense	$ 19.5	$ 9.0	$ 3.2
Income tax benefit	$ 4.1	$ 1.8	$ 0.6

As of December 31, 2023, there was $29.7 of total unrecognized compensation cost related to nonvested stock-based compensation arrangements. That cost is expected to be recognized over a weighted average period of approximately three years.

Stock Options

Stock options granted have an exercise price equal to the closing market price of the Company's common stock on the date of grant. All grants have a 10-year term. Options granted under the 2022 Plan vest ratably over three years at each anniversary date. Options granted under the 2016 and prior plans vest as follows: 10% as of December 31 of the year of the grant and, cumulatively, an additional 15%, 20%, 25%, and 30% on and after the second through fifth calendar years, respectively.

The following table presents the key assumptions used to value the option awards granted during the periods presented. Expected volatilities are based on the historical experience of Old Republic's common stock. The expected term of stock options represents the period of time that stock options granted are assumed to be outstanding. The Company uses historical data to estimate the effect of stock option exercise and employee departure behavior; groups of employees that have similar historical behavior are considered separately for valuation purposes. The risk-free rate of return for periods within the contractual term of the share option is based on the U.S. Treasury rate in effect at the time of the grant.

	2023	2022	2021
Expected volatility	0.23	0.22	0.20
Expected dividends	4.66%	4.32%	4.76%
Expected term (in years)	6	6	7
Risk-free rate	3.69%	2.68%	1.21%

A summary of stock option activity under the 2022 and 2016 Incentive Plans as of December 31, 2023, 2022, and 2021, and changes in outstanding options during the years then ended is presented below:

| | As of and for the Years Ended December 31, | | | | | |
| | 2023 | | 2022 | | 2021 | |
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding at beginning of year	9,619,004	$ 20.68	8,344,470	$ 19.57	9,494,651	$ 18.36
Granted	2,990,000	25.22	2,660,000	23.28	2,216,250	21.30
Exercised	1,694,106	19.49	1,285,783	18.94	3,259,273	17.28
Forfeited and expired	44,684	22.04	99,683	19.78	107,158	18.32
Outstanding at end of year	10,870,214	22.10	9,619,004	20.68	8,344,470	19.57
Exercisable at end of year	4,790,571	$ 20.31	4,562,063	$ 19.53	4,652,951	$ 19.22
Weighted average fair value of options granted during the year (a)	$ 3.76	per share	$ 3.31	per share	$ 1.86	per share

_____

(a) Based on the Black-Scholes-Merton option pricing model and the assumptions outlined above.

A summary of stock options outstanding and exercisable at December 31, 2023 follows:

| | | Options Outstanding | | | Options Exercisable | |
| | | | Weighted Average | | | Weighted Average |
Exercise Prices	Year of Grant	Number Outstanding	Remaining Contractual Life	Exercise Price	Number Exercisable	Exercise Price
$16.06	2014	74,788	0.25	$ 16.06	74,788	$ 16.06
$15.26	2015	123,061	1.25	15.26	123,061	15.26
$18.14	2016	252,893	2.25	18.14	252,893	18.14
$19.98	2017	407,633	3.25	19.98	407,633	19.98
$20.98	2018	573,174	4.25	20.98	573,174	20.98
$21.12 to $21.99	2019	973,628	5.25	21.16	973,628	21.16
$16.17 to $22.72	2020	1,295,913	6.25	17.45	878,634	17.50
$21.30	2021	1,761,193	7.25	21.30	829,759	21.30
$22.92 to $24.49	2022	2,429,431	8.25	23.30	677,001	23.33
$24.31 to $25.52	2023	2,978,500	9.25	25.22	—	—
Total		10,870,214		$ 22.10	4,790,571	$ 20.31

The cash received from stock option exercises, the total intrinsic value of stock options exercised, and the actual tax benefit realized for the tax deductions from option exercises are as follows:

	2023	2022	2021
Cash received from stock option exercise	$ 33.0	$ 24.3	$ 56.3
Intrinsic value of stock options exercised	17.5	7.9	24.2
Actual tax benefit realized for tax deductions from stock options exercised	$ 3.6	$ 1.6	$ 5.0

Restricted Stock Awards

The Company issues restricted common stock awards which represent a right to receive a share of stock. These awards are granted at market price, have voting rights unless otherwise provided in the applicable award agreement, and vest ratably over three years on each anniversary date. During the vesting period, restricted shares are nontransferable and subject to forfeiture.

A summary of restricted stock activity under the 2022 Incentive Plan as of December 31, 2023 and 2022, and changes in outstanding restricted stock awards during the years then ended is presented below:

	As of and for the Year Ended December 31,			
	2023		2022	
	Shares	Weighted Average Grant Date Fair Value	Shares	Weighted Average Grant Date Fair Value
Nonvested at beginning of year	659,874	$ 23.70	33,539	$ 21.32
Granted	823,907	25.15	644,356	23.76
Vested	(225,289)	23.60	(16,901)	21.20
Forfeited	(1,376)	25.05	(1,120)	22.34
Nonvested at end of year	1,257,116	$ 24.67	659,874	$ 23.70

Other Benefits

The Company has a number of profit sharing and other incentive compensation programs for the benefit of a substantial number of its employees. The costs related to such programs are summarized below:

Years Ended December 31:	2023	2022	2021
ORI 401(k) Savings and Profit Sharing Plan	$ 65.8	$ 77.8	$ 70.5
Cash, deferred and other incentive compensation	$ 81.2	$ 70.3	$ 71.8

Effective December 30, 2022, a profit sharing plan was merged into the Old Republic International Corporation Employees Savings and Stock Ownership Plan (ESSOP) and the merged plan was renamed the ORI 401(k) Savings and Profit Sharing Plan (the merged plan). A majority of the Company's employees participate in the merged plan. Annual Company contributions are provided in the form of cash and Old Republic common stock and are based on formulas applied to growth in net income excluding investment gains (losses) and underwriting profitability.

The merged plan is currently leveraged and owns 3,955,122 unallocated shares as of December 31, 2023. Prior to the merger, the ESSOP purchased 2,200,000 shares ($34.0), 2,383,625 shares ($50.0), and 3,337,000 shares ($50.0) of Old Republic common stock during 2015, 2018, and 2020, respectively, all of which was financed by loans from the Company and its participating subsidiaries. As of December 31, 2023, there were 19,362,130 Old Republic common shares owned by the ORI 401(k) Savings and Profit Sharing Plan, of which 15,407,008 were allocated to employees' account balances. Dividends on unallocated shares are used to pay debt service costs. There are no repurchase obligations in existence.

Cash, deferred, and other incentive compensation includes performance recognition compensation. Such amounts are generally determined based on performance metrics including premiums and fees growth, growth in operating earnings, underwriting results, and achieved return on equity in excess of a preset minimum.

In March 2023, the Compensation Committee of the Company's Board of Directors approved the Old Republic International Corporation 2023 Performance Recognition Plan (PRP), replacing the previous Key Employee Performance Recognition Plans, as a means of providing cash incentive compensation to named executive officers and certain other senior managers. The PRP is an objective performance-based program providing for annual payouts based on satisfaction of specified performance objectives and individual performance. Financial statement accruals established during 2023 reflect the Company's estimate of annual performance-based incentive awards under the PRP. During the third quarter of 2023, certain structural changes were made to the previously deferred awards made under the Key Employee Performance Recognition Plans, resulting in a one-time charge of $10.7, reflected within underwriting, acquisition, and other expenses in the consolidated statement of income.

Note 9 - Net Income Per Share

Consolidated basic earnings per share excludes the dilutive effect of common stock equivalents and is computed by dividing net income available to common stockholders by the weighted-average number of common shares actually outstanding for the year. Diluted earnings per share are similarly calculated with the inclusion of dilutive common stock equivalents. The following table provides a reconciliation of net income and the number of shares used in basic and diluted earnings per share calculations.

Years Ended December 31:	2023	2022	2021
Numerator:			
Net Income	$ 598.6	$ 686.4	$ 1,534.3
Denominator:			
Basic weighted-average shares (a)	282,732,526	301,676,941	301,945,319
Effect of dilutive securities - stock-based compensation awards	2,738,538	1,619,671	1,722,350
Diluted adjusted weighted-average shares (a)	285,471,064	303,296,612	303,667,669
Earnings per share: Basic	$ 2.12	$ 2.28	$ 5.08
Diluted	$ 2.10	$ 2.26	$ 5.05
Anti-dilutive common stock equivalents excluded from earnings per share computations:			
Stock-based compensation awards	2,234,500	2,645,750	—

_____

(a) In calculating earnings per share, accounting standards require that common shares owned by the ORI 401(k) Savings and Profit Sharing Plan that are unallocated to participants in the plan be excluded from the calculation. Such shares are issued and outstanding and have the same voting and other rights applicable to all other common shares.

Note 10 - Credit Losses

Credit losses on financial assets measured at amortized cost, primarily the Company's reinsurance recoverables and accounts and notes receivable, are recognized based on estimated losses expected to occur over the life of the asset. The expected credit losses, and subsequent adjustment to such losses, are recorded through an allowance account that is deducted from the amortized cost basis of the financial asset, with the net carrying value of the asset presented on the consolidated balance sheets.

The Company's credit allowance was comprised of $17.5 and $16.0 related to reinsurance recoverables as of December 31, 2023 and 2022, respectively, and $26.1 and $27.0 related to accounts and notes receivable as of December 31, 2023 and 2022, respectively. No significant changes were made to the allowance during the three years ended December 31, 2023.

The Company's evaluation of credit losses on available for sale fixed income investment securities is disclosed further in Note 3. The Company is not exposed to material concentrations of credit risks as to any one issuer of investment securities.

Note 11 - Debt

Consolidated debt of Old Republic and its subsidiaries is summarized below:

December 31:	2023		2022	
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
4.875% issued in 2014 and due 2024	$ 399.5	$ 397.0	$ 399.0	$ 397.5
3.875% issued in 2016 and due 2026	548.5	530.4	547.9	522.1
3.850% issued in 2021 and due 2051	643.1	472.7	642.9	449.1
Other miscellaneous debt	—	—	7.1	7.1
Total debt	$ 1,591.2	$ 1,400.3	$ 1,597.0	$ 1,375.9

On September 23, 2014, the Company completed a public offering of $400.0 aggregate principal amount of Senior Notes. The notes bear interest at a rate of 4.875% per year and mature on October 1, 2024.

On August 26, 2016, the Company completed a public offering of $550.0 aggregate principal amount of Senior Notes. The notes bear interest at a rate of 3.875% per year and mature on August 26, 2026.

On June 11, 2021, the Company completed a public offering of $650.0 aggregate principal amount of Senior Notes. The notes bear interest at a rate of 3.850% per year and mature on June 11, 2051.

During 2023, 2022 and 2021, $67.2, $67.3, and $55.9, respectively, of interest expense on debt was charged to consolidated operations.

Fair Value Measurements - The Company utilizes indicative market prices, which incorporate recent actual market transactions and current bid/ask quotations to estimate the fair value of outstanding debt classified within Level 2 of the fair value hierarchy as presented below. The Company uses an internally generated interest yield market matrix table, which incorporates maturity, coupon rate, credit quality, structure, and current market conditions to estimate the fair value of its debt securities that are classified within Level 3.

The following table shows a summary of financial liabilities disclosed, but not carried, at fair value, segregated among the various input levels as described in Note 3:

As of December 31:	2023	2022
Carrying Value	$ 1,591.2	$ 1,597.0
Fair Value	1,400.3	1,375.9
Level 1	—	—
Level 2	1,400.3	1,368.7
Level 3	$ —	$ 7.1

Note 12 - Shareholders' Equity

Preferred Stock - At December 31, 2023, there were 75,000,000 shares of preferred stock authorized. The Company has designated one series of preferred stock: 10,000,000 shares of Series A Junior Participating Preferred Stock (Series A). No shares have been issued or are outstanding. The Series A Stock, if and when issued, will pay a dividend of the greater of $1.00 or 100 times (subject to adjustment) the aggregate per share amount (payable in kind) of all non-cash dividends or other distributions, other than a dividend payable in shares of common stock declared on the common stock of the Company. Each share of Series A stock would have 100 votes on each matter submitted to a vote of the shareholders.

Common Stock - At December 31, 2023, there were 500,000,000 shares of common stock authorized. At the same date, there were 100,000,000 shares of Class B common stock authorized, though none were issued or outstanding. Class B common shares have the same rights as common shares except for being entitled to 1/10th of a vote per share.

Common stock held by the ORI 401(k) Savings and Profit Sharing Plan is classified as a charge to the common shareholders' equity account until it is allocated to participating employees' accounts contemporaneously with the repayment of the debt incurred for its acquisition. Such unallocated shares are not considered outstanding for purposes of calculating earnings per share. Dividends on unallocated shares are used to pay debt service costs.

Cash Dividend Restrictions - The payment of cash dividends by the Company is principally dependent upon the amount of its insurance subsidiaries' statutory policyholders' surplus available for dividend distribution. The insurance subsidiaries' ability to pay cash dividends to the parent company is in turn generally restricted by law or subject to approval of the insurance regulatory authorities. These authorities recognize only statutory accounting practices for determining financial position, results of operations, and the ability of an insurer to pay dividends to its shareholders. Based on year-end 2023 data, the maximum amount of dividends payable to the parent company by its insurance and a small number of non-insurance company subsidiaries during 2024 without the prior approval of appropriate regulatory authorities is approximately $854.5. Ordinary cash dividends declared during 2023, 2022, and 2021 to the parent company by its subsidiaries amounted to $673.3, $614.6, and $566.7, respectively. In addition to ordinary dividends, the Company's principal mortgage insurance subsidiaries sought and received approval from the North Carolina Department of Insurance to pay extraordinary dividends amounting to $110.0, $140.0, and $100.0 during 2023, 2022, and 2021, respectively.

Cash Dividends - In addition to regular cash dividends, the Company's Board of Directors declared special cash dividends of $1.00 per share in August 2022 (paid on September 15, 2022), $1.50 per share in August 2021 (paid on October 6, 2021), and $1.00 per share in December 2020 (paid on January 15, 2021).

Common Stock Repurchases - On August 18, 2022, the Board of Directors authorized a $450.0 share repurchase program. This authorization was completed during the second quarter of 2023. On May 12, 2023, the Board of Directors authorized a share repurchase program for an additional $450.0.

Total 2023 share repurchases, inclusive of taxes and fees, under the programs mentioned above were 6.7 million shares for $168.7 (average price of $25.13) and 14.2 million shares for $366.5 (average price of $25.82), respectively. Following the close of the year and through February 20, 2024, the Company repurchased 2.9 million additional shares for $83.1 (average price of $28.33), completing its repurchase program under the most recent repurchase authorization, approved by the Company's Board of Directors on May 12, 2023.

Note 13 - Commitments and Contingent Liabilities

General - In the normal course of business, the Company and its subsidiaries are subject to various contingent liabilities, including, but not limited to, possible income tax assessments resulting from tax law interpretations or issues raised by taxing or regulatory authorities in their regular examinations, catastrophic claim occurrences not indemnified by reinsurers such as noted in Note 6, or failure to collect all amounts on its investments or balances due from insureds and reinsurers. The Company does not have a basis for anticipating any significant losses or costs that could result from any known or existing contingencies.

Legal Proceedings - Legal proceedings against the Company and its subsidiaries routinely arise in the normal course of business and usually pertain to claim matters related to insurance policies and contracts issued by its insurance subsidiaries. At December 31, 2023, the Company had no material non-claim litigation exposures in its consolidated business.

Note 14 - Leases

Several of the Company's subsidiaries maintain their offices in leased premises. A number of these leases provide for the payment of real estate taxes, insurance, and other operating expenses. In addition, many of the subsidiaries also lease equipment for use in their businesses. Substantially all of the Company's leases are classified as operating leases.

The Company presents assets and liabilities related to leases with a term greater than 12 months within other assets and liabilities in the consolidated balance sheets. The established right of use asset and corresponding lease liability was $194.4 and $220.2, respectively, as of December 31, 2023, and $199.6, and $222.1, respectively, as of December 31, 2022.

In determining the lease liability, future lease payments are discounted at rates determined based on the type of underlying asset and remaining lease term. The weighted average discount rate was 5.49% and 5.27% as of December 31, 2023 and 2022, respectively, with an average remaining lease term of 6.9 years and 7.0 years at December 31, 2023 and 2022, respectively. Total lease costs were $76.3, $76.2, and $75.6 in 2023, 2022, and 2021, respectively. Fixed lease payments for 2023, 2022, and 2021 were $60.6, $64.0, and $65.0, respectively.

The following table presents a summary of future undiscounted lease payments as of the dates shown:

As of December 31:	2023	2022
Year 1	$ 58.1	$ 58.8
Year 2	51.0	50.6
Year 3	38.1	42.7
Year 4	29.0	30.1
Year 5	22.0	21.4
Thereafter	82.1	79.3
Total	280.6	283.1
Discount	60.4	60.9
Lease Liability	$ 220.2	$ 222.1

Note 15 - Consolidated Quarterly Results - Unaudited

Old Republic's consolidated quarterly operating results for the two years ended December 31, 2023 and 2022 is presented below. In management's opinion, however, quarterly operating results for insurance enterprises such as the Company are not indicative of results to be achieved in succeeding quarters or years. The long-term nature of the insurance business, seasonal and cyclical factors affecting premium production, the fortuitous nature and, at times, delayed emergence of claims, and changes in yields on invested assets are some of the factors necessitating a review of operating results, changes in shareholders' equity, and cash flows for periods of several years to obtain a proper indicator of performance trends. The information below should be read in conjunction with the "Management Analysis of Financial Position and Results of Operations".

In management's opinion, normal recurring adjustments necessary for a fair statement of quarterly results have been reflected in the information which follows.

	1st Quarter	2nd Quarter	3rd Quarter	4th Quarter
Year Ended December 31, 2023:				
Operating Summary:				
Net premiums, fees, and other income	$ 1,594.6	$ 1,689.3	$ 1,801.1	$ 1,785.6
Net investment income and investment gains (losses)	164.0	108.9	(40.9)	155.4
Total revenues	1,758.7	1,798.3	1,760.1	1,941.1
Total expenses	1,509.5	1,601.4	1,696.2	1,703.6
Net income	$ 199.8	$ 155.5	$ 52.6	$ 190.6
Net income per share: Basic	$ 0.68	$ 0.55	$ 0.19	$ 0.70
Diluted	$ 0.68	$ 0.54	$ 0.19	$ 0.69
Average shares outstanding:				
Basic	291,945,750	285,426,801	277,010,690	274,036,118
Diluted	293,993,474	287,882,787	279,924,410	277,226,628

		1st Quarter		2nd Quarter		3rd Quarter		4th Quarter
Year Ended December 31, 2022:								
Operating Summary:								
Net premiums, fees, and other income	$	1,955.2	$	2,020.0	$	1,983.1	$	1,866.9
Net investment income and investment gains (losses)		251.3		(209.6)		(262.0)		478.6
Total revenues		2,206.6		1,810.3		1,721.0		2,345.5
Total expenses		1,823.9		1,865.0		1,840.7		1,696.5
Net income (loss)	$	306.3	$	(40.1)	$	(91.7)	$	512.1
Net income (loss) per share: Basic	$	1.01	$	(0.13)	$	(0.31)	$	1.74
Diluted	$	1.00	$	(0.13)	$	(0.31)	$	1.73
Average shares outstanding:								
Basic		303,582,578		303,793,432		303,652,802		294,290,072
Diluted		305,424,592		303,793,432		303,652,802		295,996,057

Note 16 - Segment Information

The Company is engaged in the single business of insurance underwriting and related services. It conducts its operations through a number of regulated insurance company subsidiaries organized into three segments: General Insurance (property and liability insurance), Title Insurance, and RFIG Run-off (see Note 2 for further discussion). The results of a small life and accident insurance business are included within the Corporate & Other caption of this report.

The Company does not derive over 10% of its consolidated revenues from any one customer. Revenues and assets connected with foreign operations are not significant in relation to consolidated totals.

General Insurance provides property and liability insurance primarily to commercial clients. Old Republic does not have a meaningful participation in personal insurance coverages. Commercial auto is the largest type of coverage underwritten by General Insurance, accounting for 41.0% of the segment's net premiums earned in 2023. The remaining premiums written by General Insurance are derived largely from a wide variety of coverages, including workers' compensation, property, general liability, general aviation, directors' and officers' indemnity, fidelity and surety indemnities, and home and auto warranties.

Title Insurance consists primarily of the issuance of policies to real estate purchasers and investors based upon searches of the public records which contain information concerning interests in real property. The policies insure against losses arising out of defects, liens, and encumbrances affecting the insured title and not excluded or excepted from the coverage of the policy.

Private mortgage insurance produced by RFIG Run-off protects mortgage lenders and investors from default-related losses on residential mortgage loans made primarily to homebuyers who make down payments of less than 20% of the home's purchase price. The RFIG Run-off mortgage guaranty operations insures only first mortgage loans, primarily on residential properties incorporating one- to four-family dwelling units.

Old Republic's business is managed for the long run. In this context management's key objectives are to achieve highly profitable operating results over the long term, and to ensure balance sheet strength for the primary needs of the insurance subsidiaries' underwriting and related services business. In this view, the evaluation of periodic and long-term results excludes consideration of net investment gains (losses). Under GAAP, however, net income, inclusive of net investment gains (losses), is the measure of total profitability.

In management's opinion, the focus on income excluding net investment gains (losses), also described herein as segment pretax operating income, provides a better way to analyze, evaluate, and establish accountability for the results of the insurance operations. The inclusion of realized investment gains (losses) in net income can mask trends in operating results, because such realizations are often highly discretionary. Similarly, the inclusion of unrealized investment gains (losses) in equity securities can further distort such operating results with significant period-to-period fluctuations.

The accounting policies of the segments parallel those described in the summary of significant accounting policies pertinent thereto.

The contributions of Old Republic's insurance industry segments to consolidated totals are shown in the following table.

Segmented and Consolidated Results

Years Ended December 31:	2023	2022	2021
General Insurance:			
Net premiums earned	$ 4,119.2	$ 3,808.6	$ 3,555.5
Net investment income and other income	625.0	507.0	486.9
Total revenues excluding investment gains	$ 4,744.3	$ 4,315.6	$ 4,042.5
Segment pretax operating income (a)	$ 787.8	$ 689.8	$ 589.6
Title Insurance:			
Net premiums earned	$ 2,300.9	$ 3,500.6	$ 3,960.5
Title, escrow and other fees	261.8	333.2	443.8
Subtotal	2,562.8	3,833.8	4,404.3
Net investment income and other income	57.8	48.8	44.9
Total revenues excluding investment gains	$ 2,620.6	$ 3,882.7	$ 4,449.3
Segment pretax operating income (a)	$ 133.5	$ 308.8	$ 515.7
RFIG Run-off			
Net premiums earned	$ 16.4	$ 23.2	$ 32.6
Net investment income and other income	6.3	6.7	11.4
Total revenues excluding investment gains	$ 22.7	$ 30.0	$ 44.1
Segment pretax operating income	$ 21.2	$ 35.2	$ 32.8
Consolidated Revenues:			
Total revenues of Company segments	$ 7,387.8	$ 8,228.3	$ 8,536.0
Corporate & Other (b)	208.0	195.5	166.6
Consolidated investment gains (losses):			
Realized from actual transactions and impairments (c)	(67.0)	62.2	6.9
Unrealized from changes in fair value of equity securities	(123.9)	(263.4)	751.1
Total realized and unrealized investment gains (losses)	(190.9)	(201.1)	758.0
Consolidation elimination adjustments	(146.5)	(138.9)	(119.0)
Consolidated revenues	$ 7,258.3	$ 8,083.7	$ 9,341.6
Consolidated Pretax Income:			
Total segment pretax operating income of Company segments	$ 942.6	$ 1,033.9	$ 1,138.2
Corporate & Other (b)	(4.2)	24.6	25.7
Consolidated investment gains (losses):			
Realized from actual transactions and impairments (c)	(67.0)	62.2	6.9
Unrealized from changes in fair value of equity securities	(123.9)	(263.4)	751.1
Total realized and unrealized investment gains (losses)	(190.9)	(201.1)	758.0
Consolidated income before income taxes	$ 747.4	$ 857.4	$ 1,922.1

December 31:	2023	2022
Consolidated Assets:		
General Insurance	$ 22,710.5	$ 21,227.9
Title Insurance	1,948.2	2,077.6
RFIG Run-off (d)	232.8	344.2
Total assets of Company segments	24,891.7	23,649.9
Corporate & Other (b)	1,912.9	1,736.8
Consolidation elimination adjustments	(303.2)	(227.2)
Consolidated assets	$ 26,501.4	$ 25,159.4

_____

(a) Segment pretax operating income is reported net of interest charges on intercompany financing arrangements with Old Republic's holding company parent for the following segments: General - $76.5, $68.9, and $63.5 for the years ended December 31, 2023, 2022, and 2021, respectively; Title - $–, $0.8, and $1.9 for the years ended December 31, 2023, 2022, and 2022, respectively.

(b) Includes amounts for a small life and accident insurance business as well as those of the parent holding company and its internal corporate services subsidiaries.

(c) Includes an estimated pretax loss of $45.6, inclusive of transaction costs, relating to the pending sale of the Company's RFIG Run-off mortgage insurance business. See Note 2 for further discussion.

(d) At December 31, 2023, the Company classified its RFIG Run-off mortgage insurance business as held-for-sale in its consolidated balance sheet. See Note 2 for further discussion.

Note 17 - Transactions with Affiliates

The Company is affiliated with a policyholder owned mutual insurer, American Business & Mercantile Insurance Mutual, Inc. ("AB&M" or "the Mutual") whose formation it sponsored in 1981. The Mutual is managed through a service agreement with several Old Republic subsidiaries. AB&M's underwriting operations are limited to certain types of coverages not provided by Old Republic, and to a small amount of intercompany reinsurance placements. The following table shows certain information reflective of such business:

| Years Ended December 31: | Assumed from Old Republic | | | | | | Ceded to Old Republic | | | | | |
	2023		2022		2021		2023		2022		2021	
Premiums earned	$	0.7	$	0.3	$	1.5	$	—	$	0.1	$	0.2
Commissions and fees		0.1		0.1		0.4		—		—		—
Losses and loss expenses		2.9		0.9		1.1		—		0.1		0.5
Loss and loss expense reserves		4.3		7.1		8.5		1.4		2.7		3.1
Unearned premiums	$	—	$	—	$	—	$	—	$	—	$	—

As of December 31, 2023 and 2022, the Mutual's statutory capital included surplus notes due to Old Republic of $10.5 out of total statutory capital of $62.4 and $58.8, respectively.

Note 18 - Subsequent Event

The Company evaluated subsequent events through the date the consolidated financial statements were issued. No subsequent events were identified that require adjustment or disclosure to the consolidated financial statements.

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors
Old Republic International Corporation:

Opinions on the Consolidated Financial Statements and Internal Control Over Financial Reporting

We have audited the accompanying consolidated balance sheets of Old Republic International Corporation and subsidiaries (the Company) as of December 31, 2023 and 2022, the related consolidated statements of income, comprehensive income, preferred stock and common shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2023, and the related notes and financial statement schedules I to VI (collectively, the consolidated financial statements). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2023, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023 based on criteria established in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's consolidated financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control Over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that: (1) relates to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of a critical audit matter does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Estimate of liability for loss and loss adjustment expense reserves

As discussed in Note 1 to the consolidated financial statements, the Company estimates the liability for loss and loss adjustment expense reserves using a number of considerations to determine its best estimate of the cost of settling claims reported and claims incurred but not reported. The Company estimates the liability by applying expected claim ratios by line of business to the related earned premium revenue. The Company's liability for loss and loss adjustment expense reserves (reserves) at December 31, 2023 was $12,538.2 million.

We identified the estimation of the liability for loss and loss adjustment expense reserves as a critical audit matter. The assessment of the estimates of the reserves involved a high degree of judgment due to the inherent uncertainty in determining certain assumptions, including expected claim ratios. The expected claim ratios used in the estimate may be affected by various internal and external considerations, including loss trends, premium rate trends and adequacy, interest rates, and social and economic trends. Specialized skills and knowledge were required to assess the Company's estimate of the reserves.

The following are the primary procedures we performed to address this critical audit matter. We evaluated the design and tested the operating effectiveness of certain internal controls related to the Company's process for estimating the liability for loss and loss adjustment expense reserves. This included controls related to the development of the expected claim ratios as well as comparison of the recorded reserves based on expected claim ratios to the Company's actuarially derived reserves. We involved actuarial professionals with specialized skills and knowledge, who assisted in:

- Assessing the Company's reserving methodologies by comparing to methods consistent with actuarial standards of practice

- Evaluating the Company's estimates by developing independent analyses for certain reserve groups using the Company's underlying historical claims data

- Developing an independent consolidated range of reserves for certain reserve groups based on actuarial methodologies and comparing to the Company's recorded reserves

- Assessing year-over-year movements of the Company's recorded reserves within the independently developed actuarial range.

/s/ KPMG LLP

We have served as the Company's auditor since 2010.

Chicago, Illinois
February 28, 2024

Management's Responsibility for Financial Statements

Management is responsible for the preparation of the Company's consolidated financial statements and related information appearing in this report. Management believes that the consolidated financial statements fairly reflect the form and substance of transactions and that the financial statements reasonably present the Company's financial position and results of operations in conformity with generally accepted accounting principles. Management also has included in the Company's financial statement amounts that are based on estimates and judgments which it believes are reasonable under the circumstances.

The independent registered public accounting firm has advised that they audit the Company's consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board, as stated in its reports, included herein.

The Board of Directors of the Company has an Audit Committee composed of eight non-management Directors. The committee meets periodically with financial management, the internal auditors and the independent registered public accounting firm to review accounting, control, auditing and financial reporting matters.

Item 9 - Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

Item 9A - Controls and Procedures

Evaluation of Disclosure Controls and Procedures

The Company's principal executive officer and its principal accounting officer have evaluated the Company's disclosure controls and procedures as of the end of the period covered by this annual report. Based upon their evaluation, the principal executive officer and principal accounting officer have concluded that the Company's disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934) are effective for the above referenced evaluation period.

Changes in Internal Control

During the three month period ended December 31, 2023, there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f) and 15d-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal accounting officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control - Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission.

The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our evaluation under the framework in *Internal Control - Integrated Framework (2013),* our management concluded that our internal control over financial reporting was effective as of December 31, 2023. KPMG LLP (PCAOB ID 185), an independent registered public accounting firm, has audited the effectiveness of our internal control over financial reporting as of December 31, 2023. Their report is shown on page 89 in this Annual Report.

Item 9B - Other Information

Pursuant to the requirements of Section 303A.12(a) of the New York Stock Exchange Listed Company Manual, the Company has filed the Annual CEO Certification with the New York Stock Exchange on June 6, 2023.

During the quarter ended December 31, 2023, none of the Company's directors or officers (as defined in Rule 16a-1(f) of the Securities Exchange Act of 1934, as amended) adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement (in each case, as defined in Item 408(a) of Regulation S-K) for the purchase or sale of the Company's securities.

PART III

Item 10 - Directors, Executive Officers, and Corporate Governance
Information about our Executive Officers:

The following table sets forth certain information as of December 31, 2023, regarding the executive officers of the Company:

Name	Age	Position
Thomas A. Dare	62	Senior Vice President, Secretary and General Counsel since January 2021; served as Deputy General Counsel since June 2017.
W. Todd Gray	56	Executive Vice President since May 2022; Senior Vice President and Treasurer since June 2018; Senior Vice President - Operations & Finance - Old Republic General Insurance Companies since September 2015.
Jeffrey P. Lange	53	Senior Vice President - Underwriting and Distribution since August 2023; Chief Operating Officer of Old Republic General Insurance Group since February 2022; Senior Vice President - Underwriting and Distribution of Old Republic General Insurance Group from January 2018 to February 2022.
Carolyn Monroe	65	Senior Vice President – Title Insurance since August 2023; President and Chief Executive Officer of Old Republic National Title Holding Company and Old Republic National Title Insurance Company since December 2018 and January 2023, respectively, after joining in 2009.
Stephen J. Oberst	56	Executive Vice President since October 2019; President and CEO at Old Republic Risk Management, Inc. which he joined in 1999.
Craig R. Smiddy	59	President and Chief Executive Officer since June 2018 and October 2019, respectively; President and Chief Operating Officer of Old Republic General Insurance Companies since August 2015 and August 2013, respectively. Prior to joining Old Republic, Mr. Smiddy was President of the Specialty Markets Division of Munich Reinsurance America, Inc.
Frank J. Sodaro	55	Senior Vice President and Chief Financial Officer since July 2021; served as Deputy Chief Financial Officer since June 2017.

The term of office of each officer of the Company expires on the date of the annual meeting of the board of directors, which is generally held in May of each year. There is no family relationship between any of the executive officers named above. Except as otherwise noted, each of these named officers have been employed in senior capacities with the Company and/or its subsidiaries for the past five years.

The Company will file with the Commission a definitive proxy statement pursuant to Regulation 14a in connection with its Annual Meeting of Shareholders to be held on May 23, 2024. A list of Directors appears on the "Signature" page of this report. Information about the Company's directors is contained in the Company's definitive proxy statement for the 2024 Annual Meeting of shareholders, which is incorporated herein by reference.

The Company has adopted a Code of Business Conduct and Ethics (the code of ethics) that applies to all employees, including executive officers and directors. The code of ethics is available on the *Governance* section of the Company's website at www.oldrepublic.com. Where permitted, disclosure of any waivers or amendments of the code of ethics will be made on the Company's website rather than by filing a current report on Form 8-K.

Item 11 - Executive Compensation

Information with respect to this Item is incorporated herein by reference to the information under the caption "Director Compensation" in the section entitled "Corporate Governance: Binding Organization, Purpose, and Long-Term Strategy" and the information in the section entitled "Executive Compensation" in the Company's proxy statement in connection with the Annual Meeting of Shareholders to be held on May 23, 2024.

Item 12 - Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information with respect to this Item is incorporated herein by reference to the information under the caption "Principal Holders of Securities" in the section entitled "Corporate Governance: Binding Organization, Purpose, and Long-Term Strategy" and the information under the caption "Equity Compensation Plan Information" in the section entitled "Executive Compensation" in the Company's proxy statement to be filed with the Commission in connection with the Annual Meeting of Shareholders to be held on May 23, 2024.

Item 13 - Certain Relationships and Related Transactions

Information with respect to this Item is incorporated herein by reference to the information under the captions "Procedures for the Approval of Related Person Transactions" and "The Board of Directors Responsibilities and Independence" in the section entitled "Corporate Governance: Binding Organization, Purpose, and Long-Term Strategy" contained in the Company's Proxy Statement in connection with the Annual Meeting of Shareholders to be held on May 23, 2024.

Item 14 - Principal Accountant Fees and Services

Information with respect to this Item is incorporated herein by reference to the information under the caption "External Audit Services" in the section entitled "Item 2: Ratification of the Selection of an Independent Registered Public Accounting Firm" contained in the Company's Proxy Statement in connection with the Annual Meeting of Shareholders to be held on May 23, 2024.


PART IV


Item 15 - Exhibits

Documents filed as a part of this report:
1. Financial statements: See Item 8, Index to Financial Statements.
2. See exhibit index on page 107 of this report.
3. Financial Statement Schedules.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized (Name, Title or Principal Capacity, and Date).

(Registrant):   **Old Republic International Corporation**

By:	/s/ Craig R. Smiddy	02/28/2024
	Craig R. Smiddy, President, Chief Executive Officer and Director	Date

By:	/s/ Frank J. Sodaro	02/28/2024
	Frank J. Sodaro, Senior Vice President, Chief Financial Officer and Principal Accounting Officer	Date

_____

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated (Name, Title or Principal Capacity, and Date).

/s/ Barbara A. Adachi	/s/ Spencer LeRoy, III
Barbara A. Adachi, Director*	Spencer LeRoy, III, Director*
/s/ Steven J. Bateman	/s/ Peter B. McNitt
Steven J. Bateman, Director*	Peter B. McNitt, Director*
/s/ Lisa J. Caldwell	/s/ Glenn W. Reed
Lisa J. Caldwell, Director*	Glenn W. Reed, Director*
/s/ John M. Dixon	/s/ J. Eric Smith
John M. Dixon, Director*	J. Eric Smith, Director*
/s/ Michael D. Kennedy	/s/ Fredricka Taubitz
Michael D. Kennedy, Director*	Fredricka Taubitz, Director*
/s/ Charles J. Kovaleski	/s/ Steven R. Walker
Charles J. Kovaleski, Director*	Steven R. Walker, Director*

* By /s/ Craig R. Smiddy
   Attorney-in-fact
   Date: February 28, 2024

INDEX TO FINANCIAL STATEMENT SCHEDULES

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES

Schedule   I - Summary of Investments - Other than Investments in Related Parties as of December 31, 2023

Schedule   II - Condensed Financial Information of Registrant as of December 31, 2023 and 2022 and for the years ended December 31, 2023, 2022 and 2021

Schedule   III - Supplementary Insurance Information for the years ended December 31, 2023, 2022 and 2021

Schedule   IV - Reinsurance for the years ended December 31, 2023, 2022 and 2021

Schedule   V - Valuation and Qualifying Accounts for the years ended December 31, 2023, 2022 and 2021

Schedule   VI - Supplemental Information Concerning Property - Casualty Insurance Operations for the years ended December 31, 2023, 2022 and 2021

Schedules other than those listed are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements, notes thereto, or elsewhere herein.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES

SCHEDULE I - SUMMARY OF INVESTMENTS - OTHER THAN INVESTMENTS IN RELATED PARTIES

As of December 31, 2023

($ in Millions)

Column A	Column B	Column C	Column D
Type of investment	Cost (a)	Fair Value	Amount at which shown in balance sheet
Fixed income securities:			
United States Government and government agencies and authorities	$ 1,695.3	$ 1,641.5	$ 1,641.5
States, municipalities and political subdivisions	774.5	767.6	767.6
Foreign government	224.9	217.3	217.3
Corporate, industrial and all other	9,568.1	9,513.3	9,513.3
	12,263.0	12,139.9	12,139.9
Short-term investments	1,032.6		1,032.6
Total	13,295.6		13,172.5
Equity securities:			
Non-redeemable preferred stocks	5.6	6.2	6.2
Common stocks:			
Banks, trusts and insurance companies	79.0	163.7	163.7
Industrial, miscellaneous and all other	1,427.2	2,490.8	2,490.8
	1,511.9	2,660.8	2,660.8
Other investments	34.3		34.3
Total investments	$ 14,841.8		$ 15,867.7

(a) Represents original cost of equity securities, and as to fixed incomes, original cost reduced by repayments and adjusted for amortization of premium or accrual of discount.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
BALANCE SHEETS
OLD REPUBLIC INTERNATIONAL CORPORATION (PARENT COMPANY)
($ in Millions)

| | December 31, | |
	2023	2022
Assets:		
Bonds and notes	$ 10.5	$ 10.5
Short-term investments	21.1	35.1
Cash	5.0	2.0
Investments in, and indebtedness of related parties	8,027.7	7,823.0
Other assets	116.6	104.8
Total assets	$ 8,181.0	$ 7,975.5
Liabilities and Common Shareholders' Equity:		
Liabilities:		
Accounts payable and accrued expenses	$ 69.6	$ 98.8
Debt and debt equivalents	1,591.2	1,589.9
Indebtedness to affiliates and subsidiaries	109.4	120.5
Total liabilities	1,770.3	1,809.2
Common shareholders' equity:		
Common stock	278.3	296.9
Additional paid-in capital	678.7	1,141.8
Retained earnings	5,644.3	5,321.8
Accumulated other comprehensive loss	(132.4)	(517.8)
Unallocated 401(k) plan shares (at cost)	(58.2)	(69.5)
Total common shareholders' equity	6,410.7	6,173.2
Total liabilities and common shareholders' equity	$ 8,181.0	$ 7,975.5

See accompanying Notes to Condensed Financial Statements.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF INCOME
OLD REPUBLIC INTERNATIONAL CORPORATION (PARENT COMPANY)
($ in Millions)

| | Years Ended December 31, | | |
	2023	2022	2021
Revenues:			
Investment income from subsidiaries	$ 122.0	$ 118.0	$ 100.3
Real estate and other income	4.1	4.2	4.3
Other investment income	4.8	1.2	0.2
Realized investment losses	(4.5)	—	—
Total revenues	126.5	123.6	104.9
Expenses:			
Interest - subsidiaries	4.2	3.9	3.9
Interest - other	67.1	67.1	55.9
Real estate and other expenses	4.8	4.5	4.7
General expenses, taxes and fees	57.1	23.6	17.4
Total expenses	133.3	99.2	82.0
Revenues, net of expenses	(6.8)	24.3	22.8
Federal income taxes (credits)	(0.8)	2.9	(0.9)
Income (loss) before equity in earnings of subsidiaries	(5.9)	21.3	23.7
Equity in earnings (loss) of subsidiaries:			
Dividends received	673.3	614.6	566.7
Earnings (loss) in excess of dividends	(68.6)	50.5	943.8
Net Income	$ 598.6	$ 686.4	$ 1,534.3

See accompanying Notes to Condensed Financial Statements.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
STATEMENTS OF CASH FLOWS
OLD REPUBLIC INTERNATIONAL CORPORATION (PARENT COMPANY)
($ in Millions)

	Years Ended December 31,		
	2023	2022	2021
Cash flows from operating activities:			
Net income	$ 598.6	$ 686.4	$ 1,534.3
Adjustments to reconcile net income to net cash provided by operating activities:			
Accounts receivable	(0.9)	—	0.6
Income taxes - net	(49.8)	59.4	(17.9)
Excess of equity in (earnings) loss of subsidiaries over cash dividends received	68.6	(50.5)	(943.8)
Realized investment losses	4.5	—	—
Accounts payable, accrued expenses and other	14.7	(34.8)	11.5
Total	635.8	660.6	584.7
Cash flows from investing activities:			
Sale of fixed assets for Company use	—	—	0.1
Purchase of fixed assets for Company use	(3.2)	(4.1)	(6.9)
Net repayment (issuance) of notes to related parties	54.6	64.9	(351.6)
Net decrease (increase) in short-term investments	13.9	(23.8)	21.5
Investment in, and indebtedness of related parties - net	85.0	140.0	100.0
Total	150.3	176.9	(236.9)
Cash flows from financing activities:			
Issuance of debentures and notes	—	—	642.5
Net receipt (repayment) of notes and loans from related parties	(5.1)	(4.8)	(13.5)
Issuance of common shares	31.1	26.6	60.0
Redemption of debentures and notes	—	—	(19.5)
Dividends on common shares	(275.5)	(579.7)	(1,019.2)
Repurchase of common stock	(535.3)	(281.2)	—
Other - net	1.7	1.5	2.0
Total	(783.1)	(837.6)	(347.6)
Increase (decrease) in cash	3.0	—	0.1
Cash, beginning of year	2.0	2.0	1.9
Cash, end of year	$ 5.0	$ 2.0	$ 2.0

See accompanying Notes to Condensed Financial Statements.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE II - CONDENSED FINANCIAL INFORMATION OF REGISTRANT
NOTES TO CONDENSED FINANCIAL STATEMENTS

($ in Millions)

Note 1 - Summary of Significant Accounting Policies

Old Republic International Corporation's (the Company or Old Republic) condensed financial statements are presented in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) of accounting principles generally accepted in the United States of America (GAAP) and should be read in conjunction with the consolidated financial statements and notes thereto of Old Republic International Corporation and Subsidiaries included in its Annual Report on Form 10-K.

Prior period amounts have been reclassified whenever appropriate to conform to the most current presentation.

Note 2 - Investments in Consolidated Subsidiaries

Old Republic International Corporation's investments in consolidated subsidiaries are reflected in the condensed financial statements in accordance with the equity method of accounting. Undistributed earnings in excess of dividends received are recorded as separate line items in the condensed statements of income.

Note 3 - Debt

On September 23, 2014, the Company completed a public offering of $400.0 aggregate principal amount of Senior Notes. The notes bear interest at a rate of 4.875% per year and mature on October 1, 2024.

On August 26, 2016, the Company completed a public offering of $550.0 aggregate principal amount of Senior Notes. The notes bear interest at a rate of 3.875% per year and mature on August 26, 2026.

On June 11, 2021, the Company completed a public offering of $650.0 aggregate principal amount of Senior Notes. The notes bear interest at a rate of 3.850% per year and mature on June 11, 2051.

Note 4 - Common Stock Repurchases

On August 18, 2022, the Board of Directors authorized a $450.0 share repurchase program. This authorization was completed during the second quarter of 2023. On May 12, 2023, the Board of Directors authorized a share repurchase program for an additional $450.0.

Total 2023 share repurchases, inclusive of taxes and fees, under the programs mentioned above were 6.7 million shares for $168.7 (average price of $25.13) and 14.2 million shares for $366.5 (average price of $25.82), respectively. Following the close of the year and through February 20, 2024, the Company repurchased 2.9 million additional shares for $83.1 (average price of $28.33), completing its repurchase program under the most recent repurchase authorization, approved by the Company's Board of Directors on May 12, 2023.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES

SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION

For the Years Ended December 31, 2023, 2022 and 2021

($ in Millions)

Column A	Column B		Column C		Column D		Column E		Column F	
Segment	Deferred Policy Acquisition Costs		Loss and Loss Adjustment Expense Reserves		Unearned Premiums		Other Policyholders' Benefits and Funds		Premium Revenue	
Year Ended December 31, 2023:										
Insurance Underwriting:										
General Insurance	$	417.6	$	6,955.2	$	2,253.1	$	109.3	$	4,119.2
Title Insurance		—		598.5		—		1.5		2,300.9
RFIG Run-off (a)		—		—		—		—		16.4
Corporate & Other (b)		0.2		6.6		—		30.8		9.1
Reinsurance Recoverable (c)		—		4,977.7		789.5		8.6		—
Consolidated	$	417.8	$	12,538.2	$	3,042.6	$	150.4	$	6,445.9
Year Ended December 31, 2022:										
Insurance Underwriting:										
General Insurance	$	382.2	$	6,824.8	$	2,028.5	$	137.1	$	3,808.6
Title Insurance		—		612.8		—		3.3		3,500.6
RFIG Run-off		—		77.9		0.1		—		23.2
Corporate & Other (b)		0.2		6.3		—		31.8		9.6
Reinsurance Recoverable (c)		—		4,699.5		759.1		9.8		—
Consolidated	$	382.5	$	12,221.5	$	2,787.8	$	182.2	$	7,342.1
Year Ended December 31, 2021:										
Insurance Underwriting:										
General Insurance	$	349.9	$	6,587.0	$	1,870.7	$	133.6	$	3,555.5
Title Insurance		—		594.2		—		6.2		3,960.5
RFIG Run-off		—		111.2		0.2		—		32.6
Corporate & Other (b)		0.5		7.6		—		39.4		11.0
Reinsurance Recoverable (c)		—		4,125.3		688.4		11.3		—
Consolidated	$	350.4	$	11,425.5	$	2,559.4	$	190.6	$	7,559.8

_____

(a) RFIG Run-off loss and loss adjustment expense reserves of $54.9 and unearned premiums of $0.1 have been classified as held-for-sale as of December 31, 2023. See Note 2 in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for further discussion.

(b) Includes amounts for a small life and accident insurance business as well as those of the parent holding company, its internal corporate services subsidiaries and consolidation elimination adjustments.

(c) In accordance with GAAP, reinsured losses and unearned premiums are to be reported as assets. Assets and liabilities were, as a result, increased by corresponding amounts of approximately $5.7 billion, $5.4 billion, and $4.8 billion at December 31, 2023, 2022, and 2021, respectively. This accounting treatment does not have any effect on the Company's results of operations.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE III - SUPPLEMENTARY INSURANCE INFORMATION
For the Years Ended December 31, 2023, 2022 and 2021
($ in Millions)

Column A	Column G	Column H	Column I	Column J	Column K
Segment	Net Investment Income	Loss and Loss Adjustment Expenses	Amortization of Deferred Policy Acquisition Costs	Other Operating Expenses	Premiums Written
Year Ended December 31, 2023:					
Insurance Underwriting:					
General Insurance	$ 462.7	$ 2,553.3	$ 680.0	$ 723.0	$ 4,356.3
Title Insurance	57.0	48.7	—	2,438.2	2,300.9
RFIG Run-off (a)	6.3	(11.0)	—	12.5	16.4
Corporate & Other (b)	52.2	5.5	—	60.1	9.1
Reinsurance Recoverable (c)	—	—	—	—	—
Consolidated	$ 578.3	$ 2,596.6	$ 680.0	$ 3,234.1	$ 6,682.9
Year Ended December 31, 2022:					
Insurance Underwriting:					
General Insurance	$ 358.0	$ 2,364.6	$ 591.2	$ 669.5	$ 3,978.2
Title Insurance	47.9	89.1	—	3,484.6	3,500.6
RFIG Run-off	6.7	(17.5)	—	12.3	23.1
Corporate & Other (b)	46.8	4.0	0.2	28.0	9.6
Reinsurance Recoverable (c)	—	—	—	—	—
Consolidated	$ 459.5	$ 2,440.2	$ 591.4	$ 4,194.5	$ 7,511.6
Year Ended December 31, 2021:					
Insurance Underwriting:					
General Insurance	$ 342.4	$ 2,303.1	$ 501.9	$ 648.0	$ 3,680.9
Title Insurance	43.8	112.9	—	3,820.6	3,960.5
RFIG Run-off	11.4	(1.7)	—	13.0	32.4
Corporate & Other (b)	36.5	6.5	0.3	14.5	10.9
Reinsurance Recoverable (c)	—	—	—	—	—
Consolidated	$ 434.3	$ 2,420.9	$ 502.2	$ 4,496.3	$ 7,685.0

_____

(a) RFIG Run-off loss and loss adjustment expense reserves of $54.9 and unearned premiums of $0.1 have been classified as held-for-sale as of December 31, 2023. See Note 2 in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for further discussion.

(b) Includes amounts for a small life and accident insurance business as well as those of the parent holding company, its internal corporate services subsidiaries and consolidation elimination adjustments.

(c) In accordance with GAAP, reinsured losses and unearned premiums are to be reported as assets. Assets and liabilities were, as a result, increased by corresponding amounts of approximately $5.7 billion, $5.4 billion, and $4.8 billion at December 31, 2023, 2022, and 2021, respectively. This accounting treatment does not have any effect on the Company's results of operations.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE IV - REINSURANCE
For the Years Ended December 31, 2023, 2022 and 2021
($ in Millions)

Column A	Column B	Column C	Column D	Column E	Column F
	Gross Amount	Ceded to Other Companies	Assumed from Other Companies	Net Amount	Percentage of Amount Assumed to Net
Year Ended December 31, 2023:					
Life insurance in force	$ 933.8	$ 563.3	$ —	$ 370.4	—%
Premium Revenues:					
General Insurance	$ 6,513.2	$ 2,488.6	$ 94.7	$ 4,119.2	2.3%
Title Insurance	2,299.1	—	1.8	2,300.9	0.1
RFIG Run-off	16.4	—	—	16.4	—
Life and Health Insurance:					
Life insurance	6.5	2.6	—	3.8	—
Accident and health insurance	11.1	5.8	—	5.3	—
Total Life & Health Insurance	17.6	8.4	—	9.1	—
Consolidating adjustments	—	(0.3)	(0.3)	—	—
Consolidated	$ 8,846.4	$ 2,496.7	$ 96.2	$ 6,445.9	1.5%
Year Ended December 31, 2022:					
Life insurance in force	$ 1,266.7	$ 784.5	$ —	$ 482.1	—%
Premium Revenues:					
General Insurance	$ 6,021.0	$ 2,299.5	$ 87.1	$ 3,808.6	2.3%
Title Insurance	3,498.1	0.1	2.6	3,500.6	0.1
RFIG Run-off	23.2	—	—	23.2	—
Life and Health Insurance:					
Life insurance	7.1	3.2	—	3.9	—
Accident and health insurance	13.7	8.0	—	5.6	—
Total Life & Health Insurance	20.8	11.2	—	9.6	—
Consolidating adjustments	—	(0.3)	(0.3)	—	—
Consolidated	$ 9,563.3	$ 2,310.5	$ 89.4	$ 7,342.1	1.2%
Year Ended December 31, 2021:					
Life insurance in force	$ 1,473.2	$ 878.5	$ —	$ 594.6	—%
Premium Revenues:					
General Insurance	$ 5,509.1	$ 2,027.3	$ 73.7	$ 3,555.5	2.1%
Title Insurance	3,958.6	—	1.8	3,960.5	—
RFIG Run-off	32.6	—	—	32.6	—
Life and Health Insurance:					
Life insurance	7.8	3.0	—	4.8	—
Accident and health insurance	15.2	9.0	—	6.1	—
Total Life & Health Insurance	23.1	12.1	—	11.0	—
Consolidating adjustments	—	(0.4)	(0.4)	—	—
Consolidated	$ 9,523.6	$ 2,039.0	$ 75.1	$ 7,559.8	1.0%

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE V - VALUATION AND QUALIFYING ACCOUNTS
For the Years Ended December 31, 2023, 2022 and 2021
($ in Millions)

Column A	Column B	Column C		Column D	Column E
		Additions			
Description	Balance at Beginning of Period	Charged to Costs and Expenses (a)	Charged to Other Accounts - Describe	Deductions - Describe	Balance at End of Period
Year Ended December 31, 2023:					
Deducted from Asset Accounts:					
Reserve for credit losses	$ 43.0	$ 0.6	$ —	$ —	$ 43.6
Year Ended December 31, 2022:					
Deducted from Asset Accounts:					
Reserve for credit losses	$ 40.1	$ 2.9	$ —	$ —	$ 43.0
Year Ended December 31, 2021:					
Deducted from Asset Accounts:					
Reserve for credit losses	$ 36.5	$ 3.5	$ —	$ —	$ 40.1

_____

(a) RFIG Run-off credit loss reserve of $0.1 has been classified as held-for-sale as of December 31, 2023. See Note 2 in the Notes to Consolidated Financial Statements included in the Annual Report on Form 10-K for further discussion.

OLD REPUBLIC INTERNATIONAL CORPORATION AND SUBSIDIARIES
SCHEDULE VI - SUPPLEMENTAL INFORMATION CONCERNING
PROPERTY-CASUALTY INSURANCE OPERATIONS
For the Years Ended December 31, 2023, 2022 and 2021
($ in Millions)

Column A	Column B	Column C	Column D	Column E
Affiliation With Registrant (a)	Deferred Policy Acquisition Costs	Loss and Loss Adjustment Expense Reserves (b)	Discount, If Any, Deducted in Column C	Unearned Premiums (b)
Year Ended December 31:				
2023	$ 417.6	$ 6,955.2	$ 179.9	$ 2,253.1
2022	382.2	6,824.8	184.7	2,028.5
2021	349.9	6,587.0	174.8	1,870.7

Column A	Column F	Column G	Column H	
			Loss and Loss Adjustment Expenses Incurred Related to	
Affiliation With Registrant (a)	Earned Premiums	Net Investment Income	Current Year	Prior Years
Year Ended December 31:				
2023	$ 4,119.2	$ 462.7	$ 2,770.7	$ (234.0)
2022	3,808.6	358.0	2,545.1	(193.1)
2021	3,555.5	342.4	2,418.3	(137.9)

Column A	Column I	Column J	Column K
Affiliation With Registrant (a)	Amortization of Deferred Policy Acquisition Costs	Paid Loss and Loss Adjustment Expenses	Premiums Written
Year Ended December 31:			
2023	$ 680.0	$ 2,406.2	$ 4,356.3
2022	591.2	2,114.2	3,978.2
2021	501.9	2,021.3	3,680.9

_____

(a) Includes consolidated property-casualty entities. The amounts relating to the Company's unconsolidated property-casualty subsidiaries and the proportionate share of the registrant's and its subsidiaries' 50%-or-less owned property-casualty equity investees are immaterial and have, therefore, been omitted from this schedule.

(b) See note (c) to Schedule III.

EXHIBIT INDEX

An index of exhibits required by Item 601 of Regulation S-K follows:

(3)   Articles of incorporation and by-laws.

    (A) * Restated Certificate of Incorporation. (Exhibit 3(A) to Registrant's Form 10-Q filed August 7, 2023).

    (B) * Amended and Restated By-laws. (Exhibit 3.1 to Registrant's Form 8-K filed January 9, 2024).

(4)   Instruments defining the rights of security holders, including indentures.

    (A) * Agreement to furnish certain long-term debt instruments to the Securities & Exchange Commission upon request. (Exhibit 4(D) to Registrant's Form 8 dated August 28, 1987).

    (B) * Form of Indenture dated as of August 15, 1992 between Old Republic International Corporation and the Wilmington Trust Company, as Trustee (refiled as Exhibit 4.1 to Registrant's Form 8-K filed April 22, 2009).

    (C) * Supplemental Indenture No. 1 dated as of June 15, 1997, supplementing the Indenture. (Exhibit 4.3 to the Registrant's Form 8-A filed June 16, 1997).

    (D) * Supplemental Indenture No. 2 dated as of December 31, 1997 supplementing the Indenture. (Exhibit 4.3 to the Registrant's Form S-3/A filed January 7, 1998).

    (E) * Fifth Supplemental Indenture dated as of September 25, 2014 between Old Republic International Corporation and the Wilmington Trust Company, as Trustee. (Exhibit 4.1 to Registrant's Form 8-K filed September 25, 2014).

    (F) * Sixth Supplemental Indenture dated as of August 26, 2016 between Old Republic International Corporation and the Wilmington Trust Company, as Trustee. (Exhibit 4.1 to Registrant's Form 8-K filed August 26, 2016).

    (G) * Seventh Supplemental Indenture dated as of June 11, 2021 between Old Republic International Corporation and the Wilmington Trust Company, as Trustee. (Exhibit 4.1 to Registrant's Form 8-K filed June 8, 2021).

    (H) * Description of Common Stock of the Registrant (Exhibit 4(H) to Registrant's Form 10-K filed February 24, 2023).

(10)   Material contracts.

**   (A) * Old Republic International Corporation Key Employees Performance Recognition Plan. (Exhibit 10(A) to Registrant's Annual Report on Form 10-K for 2018).

**   (B) * Amended and Restated Old Republic International Corporation 2006 Incentive Compensation Plan. (Exhibit 10(a) to Registrant's Form 10-Q filed March 31, 2014).

**   (C) * Old Republic International Corporation 2016 Incentive Compensation Plan. (Exhibit 99.1 to Registrant's Form 8-K filed May 28, 2015).

**   (D) * Forms of Agreement for Old Republic International Corporation to use as a Sign-On Restricted Stock Award or as a Restricted Stock Award for awards granted to certain employees or officers of the Registrant or its Subsidiaries. (Exhibit 10(F) to Registrant's Annual Report on Form 10-K for 2017).

**   (E) * Old Republic International Corporation 2022 Incentive Compensation Plan. (Exhibit 10.1 to Registrant's Form 8-K filed May 31, 2022).

**   (F) * Old Republic International Corporation Form of Stock Option Award Agreement (2022 Incentive Compensation Plan). (Exhibit 10.2 to Registrant's Form 8-K filed May 31, 2022).

**   (G) * Old Republic International Corporation Form of Restricted Stock Award Agreement (2022 Incentive Compensation Plan). (Exhibit 10.3 to Registrant's Form 8-K filed May 31, 2022).

**	(H)	*	Old Republic International Corporation 2023 Cash Incentive Compensation Plan (Exhibit 10.1 to Registrant's Form 8-K filed March 21, 2023).
**	(I)	*	Form of Award Agreement for Old Republic International Corporation 2023 Cash Incentive Plan (Exhibit 10.2 to Registrant's Form 8-K filed March 21, 2023).
**	(J)	*	Form of Indemnity Agreement between Old Republic International Corporation and each of its directors and certain officers. (Exhibit 10(F) to Registrant's Annual Report on Form 10-K for 2018.)
	(K)	*	Form of Tax Sharing Agreement between Old Republic International Corporation and each of its subsidiary companies. (Exhibit 10(a) to Registrant's Form 10-Q filed March 31, 2013).

(21)	Subsidiaries of the registrant.
(23.1)	Consent of KPMG LLP.
(24)	Powers of attorney.
(31.1)	Certification by Craig R. Smiddy, Chief Executive Officer, pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbannes-Oxley Act of 2002.
(31.2)	Certification by Frank J. Sodaro, Chief Financial Officer, pursuant to Rule 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbannes-Oxley Act of 2002.
(32.1)	Certification by Craig R. Smiddy, Chief Executive Officer, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbannes-Oxley Act of 2002.
(32.2)	Certification by Frank J. Sodaro, Chief Financial Officer, pursuant to Section 1350, Chapter 63 of Title 18, United States Code, as adopted pursuant to Section 906 of the Sarbannes-Oxley Act of 2002.
(97)	Old Republic International Corporation Compensation Recovery Policy.
(101.INS)	XBRL Instance Document - The instance Document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document.
(101.SCH)	XBRL Taxonomy Extension Schema
(101.CAL)	XBRL Taxonomy Extension Calculation Linkbase
(101.DEF)	XBRL Taxonomy Extension Definition Linkbase
(101.LAB)	XBRL Taxonomy Extension Label Linkbase
(101.PRE)	XBRL Taxonomy Extension Presentation Linkbase

*   Exhibit incorporated herein by reference.

**   Denotes a management or compensatory plan or arrangement required to be filed as an exhibit pursuant to Item 601 of Regulation S-K.



To Our Shareholders

Notice of Annual Meeting of the Shareholders

Date:
Thursday, May 23, 2024

Time:
3:00 P.M.
Central Daylight Time

Place:
The virtual meeting can be accessed at the following internet link: www. virtualshareholdermeeting. com/ORI2024

YOUR VOTE IS IMPORTANT

You are urged to vote your shares in advance via the Internet, through our toll-free telephone number, or by signing, dating and promptly returning your completed proxy card.

This year's Annual Meeting of the Shareholders will be held virtually. There will be no physical location and Old Republic's representatives will participate via webcast.

1 To elect the five Class 1 director nominees named in this proxy statement to serve on the Board of Directors, each for a term of three years.

2 To ratify the selection of KPMG LLP ("KPMG") as the Company's independent registered public accounting firm for 2024.

3 To vote in an advisory capacity concerning the Company's executive compensation.

4 To transact such other germane business as may properly come before the meeting and any adjournment or postponement thereof.

Record Date

You can vote if you are a shareholder of record on March 25, 2024.

Annual Report to Shareholders

Our annual report to shareholders for 2023 is made available to shareholders together with this proxy statement. The Company's Forms 10-K, 10-Q, and other reports to shareholders may also be accessed through our website at www.oldrepublic.com or by writing to Investor Relations at the Company's executive office at 307 North Michigan Avenue, Chicago, Illinois 60601.

Proxy Voting

It is important that your shares be represented and voted at the Annual Meeting of the Shareholders. You can vote your shares by completing and returning your proxy card, by voting on the Internet, or by telephone.

By order of the Board of Directors

Thomas A. Dare

Senior Vice President, General Counsel and Secretary

March 28, 2024

[THIS PAGE INTENTIONALLY LEFT BLANK]

Table of Contents

Proxy Summary

This proxy statement is being furnished to the shareholders of Old Republic International Corporation, a Delaware insurance holding corporation (together with its subsidiaries, the "Company", "Old Republic", or "ORI"), with its executive office at 307 North Michigan Avenue, Chicago, Illinois 60601. This proxy statement is furnished in connection with the solicitation of proxies by ORI's Board of Directors for use at the Annual Meeting of the Shareholders to be held on May 23, 2024 and any adjournments thereof. The approximate date on which this proxy statement and the accompanying proxy are first being made available to shareholders is March 28, 2024.

This summary highlights certain information contained in this proxy statement. It does not contain all of the information you should consider before voting. You should read the entire proxy statement carefully before voting.

Timing and Format of Meeting

Old Republic intends to conduct our 2024 Annual Meeting of the Shareholders as a "virtual" meeting. Shareholders of record at the close of business on March 25, 2024, are invited to vote their shares at proxyvote.com. Important information about attending and voting at the virtual meeting will be posted on Old Republic's website (www.oldrepublic.com) under the heading "2024 Annual Meeting Information".

Virtual meeting date: Thursday May 23, 2024
Virtual meeting time: 3 P.M. Central Daylight Time
Virtual meeting link: www.virtualshareholdermeeting.com/ORI2024

Meeting Agenda, Voting Recommendations and Required Approval

Proposal	Board Recommendation	Required Approval	Effect of Abstention	Broker Discretionary Voting Permitted	Effect of Broker Non-Vote
1. Election of five Class 1 Directors	FOR	Majority of the votes cast at the Annual Meeting (i.e., more shares voted "FOR" election than "AGAINST")	No effect	No	No effect
2. Ratification of KPMG as the Company's Auditor for 2024	FOR	Affirmative vote of a majority of shares present in person or by proxy at the meeting and entitled to vote	Same effect as a vote against	Yes	Not applicable
3. Advisory Approval of Executive Compensation (Say-on-Pay)	FOR	Affirmative vote of a majority of shares present in person or by proxy at the meeting and entitled to vote	Same effect as a vote against	No	No effect

See Voting Procedures under the General Information section of this proxy statement for additional information.

Attendance

All shareholders will need their sixteen-digit control number in order to be authenticated and to vote during the meeting. Shareholders' control numbers can be found on their proxy card. Shareholders without a control number may attend as guests of the meeting, but they will not have the option to vote their shares during the virtual meeting.

How to Vote

Shareholders can vote before the meeting by following the instructions on the proxy card to vote by mail, internet, or telephone. Shareholders can vote during the meeting by completing a ballot online during the meeting.

Shareholders can simplify their voting and save Old Republic expense by voting by telephone or by Internet. If you vote by telephone or Internet, you need not mail back your proxy card.





By Telephone
1-800-690-6903

By Internet
www.proxyvote.com

Telephone and Internet voting information is provided on your proxy card. A sixteen-digit control number, located on the proxy card, is designed to verify your identity and allow you to vote your shares and confirm that your voting instructions have been properly recorded. If your shares are held in the name of a bank or broker, follow the voting instructions on the form you receive from that firm. To revoke a proxy given, or change your vote cast, by telephone or Internet, you must do so by following the directions on your proxy card, provided such changes are made by 11:59 PM, Eastern Daylight Time on May 22, 2024.

Corporate Governance Highlights

- Majority voting in uncontested director elections
- Proxy Access
- Shareholders may take action by written consent
- Shareholders have the right to call special meetings
- Dedicated risk oversight by Board of Directors, including Audit Committee oversight over data security and cybersecurity, Compensation Committee oversight over human capital management, and Governance and Nominating Committee oversight over environmental, social, and governance matters

- Separate Board Chairman and CEO
- Lead Independent Director
- Ongoing Board refreshment with balanced mix of tenures, skills, and experience
- Addition of a Director with cybersecurity expertise in March 2024
- All Directors, except for CEO, are independent
- 29% of Directors are female
- 21% of Directors identify as minorities
- Regular Board and Committee self-evaluation process
- Annual shareholder outreach initiative

Executive Compensation Practices

We are committed to sound executive compensation practices and the Compensation Committee of the Board of Directors reviews executive compensation practices at least annually in furtherance of this commitment. In 2023, the Compensation Committee continued shifting to a more transparent performance-based incentive compensation program directly linking executive compensation to specified performance criteria for short-term incentive compensation and long-term equity incentive compensation. Practices include the following:

WHAT WE DO	WHAT WE DO NOT DO
- Conduct an annual Say-on-Pay advisory vote	- No employment agreements with executive officers
- Balance short-term and long-term incentives	- No resetting of financial targets for short-term and long-term incentives
- Pay for performance	- No excessive perquisites
- Align executive compensation with shareholder returns through long-term incentives	- No hedging and pledging of Old Republic common stock by directors or executive officers
- Annual cash incentive awards are tied to satisfaction of specific Company performance objectives	- No encouragement of unnecessary or excessive risk taking
- Beginning in 2024, equity compensation awards include awards with performance-based objectives measured over a three-year performance period	
- Maintain a comprehensive executive compensation recoupment (clawback) policy	
- Perform an annual compensation risk assessment	
- Annually retain an independent compensation consultant, engaged directly by the Compensation Committee, to advise on executive compensation matters	
- Stock ownership guidelines for directors and executive officers	

Our Board of Directors – At a Glance



AGE

2
5
7

● > 70
● 60 - 70
● < 60

50% of Board members are 70 or younger

TENURE

3
6
5

● > 11 Years
● 5 - 11 Years
● < 5 Years

79% of Board Tenure <10 Years

GENDER

4
10

● Male
● Female

Women comprise 29% of the Board

ETHNICITY

3
11

● Caucasian
● Asian, African American, Other

Minorities comprise 21% of the Board

INDEPENDENCE

1
13

● Independent
● Not Independent

All Directors other than the CEO are independent

Please refer to Item 1 in this proxy statement for additional information about our Board of Directors, a Board Diversity and Skills Matrix, and the five Class 1 directors nominated to be elected at the 2024 Annual Meeting of the Shareholders.

General Information

Please see the General Information section for important information about proxy materials and the 2024 Annual Meeting of the Shareholders.

Corporate Governance: Binding Organization, Purpose, and Long-Term Strategy

Old Republic is a for-profit **Organization** that is a shareholder-owned insurance holding company chartered under the General Corporation Law of the State of Delaware. As a holding company, it has no operations of its own; rather its primary assets are the stock and debt instruments issued by its over 100 subsidiaries. Many of these subsidiaries produce revenue and provide risk management, claims management and other services for the Company's insurance underwriting subsidiaries and outside parties.

Shareholders are not the direct owners of the Company's assets or properties. Their rights are limited by Delaware law, which provides that shareholders delegate to the board of directors the responsibility for controlling, directing, and using those assets and properties based on the directors' business judgment. Old Republic's shareholders can be confident that the Board of Directors' successful, long-standing governance practices are guided by its experienced business judgment and by the Company's charter and by-law provisions.

Our insurance underwriting subsidiaries are vested with a public trust. Accepting premium and insurance-related fees from policyholders and other buyers of related services forms the basis of this trust. This makes policyholders important stakeholders. They depend on these subsidiaries' ability to meet their obligations of financial indemnity over long periods of time. State insurance laws impose requirements on insurance companies to protect the legitimate interests of policyholders, as well as the community at large. Old Republic is by necessity governed for the long run envisaged by the long-term promises of financial indemnity and the public trust imbued in its insurance underwriting subsidiaries. Together with the principles and practices contained in the charter and by-laws, our governance is intended to promote the following:

- Operation of the business within the law, with integrity, and in a socially responsible manner,

- Maintenance of the business's competitive position to enable the continued growth of economic value in the interests of all stakeholders.

Old Republic's **Purpose**, included in our Mission statement, is to provide quality insurance security and related services to businesses, individuals, and public institutions, and to be a dependable long-term steward of the trust that policyholders, shareholders, and other important stakeholders place in us.

Our Lodestar embodies the Company's Mission by binding **Organization**, **Purpose**, and **Long-Term Strategy** into a coordinated whole.



Our Community:
The Public Interest
We're an insurance business vested with the public interest. All is done right, within the law, and with integrity.

Our Capital Providers:
Shareholders & Debt Holders
Capital is the lifeblood of a financial institution. It is the source and continuity of the enterprise.

Our Customers:
Policyholders & Buyers of Services
Good things happen when customers' legitimate needs are fulfilled by our people.

Our People: Intellectual Capital Providers
Our people's intellectual talent, know-how, and honorable work put capital to efficient use.

We pursue our Mission and **Purpose** using the long-standing principles and practices of: 1) our governance, 2) our service culture, 3) our value system, 4) the institutional memory that connects successive generations of managers, and 5) appreciation of our people and the intellectual capital they bring to managing our wide-ranging business. We are focused on achieving two interrelated outcomes:

A. Create long-term value for all stakeholders, including shareholders, policyholders, our people, and the North American community at large. We believe that this desired outcome is best achieved by:

- Enhancing the Company's competitive position, which increases its economic value to all stakeholders in a socially responsible manner.

- Steadily building the Company's business competitiveness and earnings prospects. This adds to our financial and intellectual capital and provides a financial cushion to support insurance obligations in case they prove greater than anticipated.

B. Create long-term value for long-term shareholders, whose interests are aligned with our Mission as they provide and support the capital base of the business. We measure this value over consecutive 10-year annual periods by assessing:

- Total returns of Old Republic's common stock in the market place. This is calculated as the sum of the annual change in market value per share, assuming cash dividends are reinvested on a pre-tax basis in shares when paid.

- Total returns of Old Republic's common stock book value. This is calculated as the sum of the annual change in book value per share, plus cash dividends.

- Total operating return on shareholders' equity. This is calculated by dividing net operating income (excluding both realized and unrealized investment gains or losses) by shareholders' equity.

In assessing the above, we seek to achieve consecutive 10-year annual compound total returns per share that exceed comparable returns of the Standard & Poor's (S&P) 500 Index and the S&P P&C Insurance Index.

Our **Long-Term Strategy** is aligned with our Mission and governing principles. The linchpin of this strategy is the conservative, long-term management of Old Republic's balance sheet. The maintenance of a strong financial position supports the insurance underwriting subsidiaries' risk-taking and obligations to policyholders, and underlies our stewardship for all stakeholders. We accomplish this through enterprise risk management and with insurance underwriting discipline. This discipline rests on key operating tenets of our business:

- Employing disciplined risk selection, evaluation, and pricing practices to reduce the possibility of adverse risk selection and to mitigate the uncertainty of insurance underwriting outcomes;

- Focusing on diversification and spreading of insured risks by geography, distribution, types of insurance coverage, among industries, with competency and proficiency; and

- Reducing and mitigating insured exposures through underwriting risk-sharing arrangements with policyholders and additionally through reinsurance to manage risk and bring greater efficiencies to capital management.

Achieving positive underwriting results is complemented by investment income, which we derive from investments of underwriting cash flows, shareholders' capital, and funds provided by debt holders. Through the years, the combination of underwriting and investment income has led to: 1) increased earnings over business cycles, 2) balance sheet strength, and 3) increasing cash dividends to shareholders. This strategy is evaluated each year by the Board of Directors when it reviews and approves management's annual operating and capital allocation budgets. The evaluation includes, among other things, these major considerations:

- The business's performance over multi-year insurance cycles. Reviews of 10-year trends are favored, as these likely include one or two economic and/or insurance underwriting cycles. This provides enough time for these cycles to run their course, for premium rate changes and subsequent underwriting results to appear in financial statements, and for reserved loss costs to be quantified with greater accuracy; and

- The allocation of capital to Old Republic's key insurance underwriting subsidiaries, based on their risk-taking appetites and abilities, and their reserves to pay claims.

Old Republic's capital management strategy is underpinned by:

- Retaining favorable independent financial ratings for the Company's insurance underwriting subsidiaries; and

- Returning excess capital to shareholders through share repurchases and increasing cash dividend payments over time based on the Company's earnings power and trends.

Old Republic's consistent cash dividend policy has produced these results:

- Dividend payments have been made without interruption since 1942 (in 83 of the Company's 100 years); and

- The annual cash dividend rate has been raised in each of the past 43 years.

The binding of **Organization, Purpose,** and **Long-Term Strategy** is buttressed by Old Republic's charter and by-laws from which its long-established policies of corporate governance emanate. The structure and policies of this governance have emphasized the stability, continuity, and sustainability of the enterprise for achieving long-term value for all stakeholders.

Total Return to Shareholders

The following table shows the total return to shareholders, assuming reinvested cash dividends on a pre-tax basis, of Old Republic's common stock in comparison with the selected benchmark and a peer group of companies.

Five Year Peer Group Comparisons of Total Returns

Company Name / Index	Base Date 12/31/18 ($)	Indexed Returns Years Ended				
		12/31/19 ($)	12/31/20 ($)	12/31/21 ($)	12/31/22 ($)	12/31/23 ($)
Old Republic International Corporation	100	117.75	108.75	157.60	168.12	212.37
S&P 500 Index	100	131.49	155.68	200.37	164.08	207.21
Peer Group	100	127.84	118.49	159.41	176.68	188.69



Comparison of Cumulative Five Year Total Return

The Peer Group has been approved by the Compensation Committee of Old Republic's Board of Directors. The Peer Group consists of American Financial Group, Inc.; American International Group, Inc.; W.R. Berkley Corporation; Chubb Limited; Cincinnati Financial Corporation; CNA Financial Corporation; Fidelity National Financial, Inc.; First American Financial Corporation; The Hartford Financial Services Group, Inc.; Stewart Information Services Corporation; and The Travelers Companies, Inc.

Shareholder Engagement, Sustainability, and Corporate Governance

The Board is committed to corporate governance principles and practices with a long-term orientation. Further, the Board periodically reviews these principles and practices to ensure they are properly aligned with the interests of all stakeholders. Included in these principles and practices is a consideration of environmental, social, and governance ("ESG") matters. The Board is committed to creating and maintaining board oversight, with input from committee members, shareholders, and other stakeholders on matters related to sustainability, human capital, ethics, information security, and other ESG topics.

The Board and management recognize that shareholder engagement and transparency are essential to sound governance. Management maintains an ongoing dialogue with shareholders and other stakeholders, conducted through individual and group meetings and attendance at investor and industry conferences, to discuss long-term strategy and financial and operating performance. In addition, we engage annually with shareholders to solicit feedback on a diverse set of ESG topics. In 2023, we reached out to the

Company's largest shareholders, representing over 50% of institutional shares outstanding, and spoke with all shareholders that responded. The Company's Chief Executive Officer and Chair of the Executive Committee, Craig R. Smiddy, led all such meetings and provided a summary of the discussions to the Board of Directors. We believe that these discussions provide a valuable feedback mechanism to understand issues that are important to our shareholders, to inform our decision making and to enhance our disclosure practices. Some of the actions we have taken that are informed by shareholder feedback over the last several years are set forth in the table below.

Shareholder Rights	• Adoption of proxy access by-law provision in 2020
	• Early termination of shareholder rights plan in 2022
	• Adoption of majority voting standard in uncontested elections in 2024
Sustainability	• Annual publication of a Sustainability Report beginning in 2020
	• EEO-1 report published on our website beginning in 2023
	• Addition of Chief Human Resources Officer position at parent company including oversight responsibility of enterprise-wide diversity, equity, and inclusion initiatives
Compensation	• Compensation Committee shifted a larger percentage of compensation for executive officers to long-term equity-based incentive awards
	• Compensation Committee shifted to more transparent performance-based incentive compensation directly linking executive compensation to specified performance criteria:
	• Short-term incentive cash compensation for each of performance year 2023 and 2024 includes performance objectives for net earned premiums and fees and combined ratio
	• Long-term equity-based incentive compensation granted in 2024 includes performance grants with 3-year performance objectives for annual compound total return in book value (including dividends) and operating return on equity

Leadership Structure and Risk Management

The Company's leadership structure and its risk management processes are overseen and monitored by the Board of Directors. Old Republic's Board holds management accountable for protecting and enhancing the value of the Company and its businesses and holds its CEO responsible for setting the proper tone in shaping and nurturing the Company's culture and values for the benefit of shareholders and all other stakeholders. These other stakeholders include: the policyholders to whom long-term promises of financial indemnity and stability are made by the Company's insurance underwriting subsidiaries, the employees who provide the intellectual capital and business relationships necessary for the conduct and success of the Company, the debt holders who extend a portion of the capital at risk, and the regulators who protect the public interest vested in the Company's insurance businesses. To meet these responsibilities and objectives, the Board expects the CEO to be a knowledgeable and well-rounded leader who, as chief enterprise risk manager, is dedicated to Old Republic's overall Mission and is best qualified to address and balance the interests of all stakeholders.

A Lead Independent Director is nominated by the Governance and Nominating Committee and is elected annually by the Independent Directors, who meet as a group at least four times each year. The Lead Independent Director chairs the meetings of the Independent Directors and serves as that group's liaison to the Chairman and the CEO. In this capacity, the Lead Independent Director may preside at Board meetings in the Chairman's absence, provide input to meeting agendas of the: 1) full Board, 2) Independent Directors, and 3) Board committees, and act as liaison among various committee chairs in the resolution of inter-committee governance issues that may arise on occasion.

Old Republic's business is managed through a relatively flat, non-bureaucratic organizational structure. The CEO is primarily responsible for managing enterprise-wide risks. The CEO and the Company use long-established control processes and a variety of long-established methods to coordinate system-wide risk taking and risk management. These processes and methods are based on the following major functions: lines of business responsibility, enterprise functions, and internal audit and peer reviews.

The managers of the lines of business operations are responsible for identifying, monitoring, quantifying, and mitigating insurance underwriting risks falling within their areas of responsibility. These managers use reports covering annual, quarterly, or monthly time frames to identify the status and content of risk, including pricing or underwriting changes. These management reports ensure the continuity and timeliness of appropriate risk management monitoring and enterprise-wide oversight of existing or emerging issues.

The enterprise functions incorporate system-wide risk management, including asset/liability matching that aligns underwriting exposure, regulatory and public interest compliance, finance, actuarial, and legal functions. These functions are independent of lines of business operations and are coordinated on an enterprise-wide basis by the CEO and other executive officers.

The internal audit processes provide independent assessments of management's performance and internal control systems. Internal audit activities are intended to give reasonable assurance that resources are adequately protected and that significant financial, managerial and operating information is materially complete, accurate and reliable. This process is also intended to promote employees acting in compliance with corporate policies, standards, procedures, internal control guidelines, and applicable laws and regulations.

The Board of Directors plays an important role in managing business risk. The Executive Committee is responsible for overseeing and conducting regular reviews of the Company's system-wide enterprise risk management practices. The Audit Committee is responsible for monitoring the effectiveness of ORI's systems of internal controls over financial reporting, the integrity of the Company's systems of internal controls over financial reporting, the integrity of the consolidated financial statements, and compliance with legal and regulatory requirements. The Audit Committee also oversees the Company's internal audit team with the Company's senior internal auditing executive reporting directly to the Committee. The Audit Committee also has oversight authority to review the Company's data protection and cybersecurity risk exposure and the steps management has taken to assess and respond to the overall threat landscape, including the strategy management implemented to mitigate the Company's cybersecurity risk exposure. The Compensation Committee is responsible for oversight of policies and strategies pertaining to human capital management, including initiatives and programs related to diversity, equity, and inclusion. The Governance and Nominating Committee is responsible for the Company's Governance Guidelines, as well as policies and strategies on ESG matters, including the Company's impact on the environment and the risks associated with climate change.

Further, the corporate culture, the actions of our employees, and continuity of employment are critical to the Company's risk management processes. Old Republic's Code of Business Conduct and Ethics provides a framework for all employees to conduct themselves with integrity in the delivery of the Company's services to its customers and in connection with all Company relationships and activities.

Board of Directors' Responsibilities and Independence

Old Republic believes that good corporate governance begins with a Board of Directors that appreciates the Company's special place as a holding company for state-regulated insurance underwriting subsidiaries that are vested with a public trust.

The Board of Directors' main responsibility is to oversee the Company's operations, directly and through several committees operating in a coordinated and collegial manner. In exercising this responsibility, each director is expected to utilize his or her business judgment in the best interests of the Company, its shareholders and all other stakeholders. The Board's oversight duties include:

- Ascertain that strategies and policies are in place to encourage the growth of consolidated earnings and shareholders' equity over the long term;

- Ascertain that the Company's business is managed in a sound and conservative manner that takes into account the public interest vested in its insurance underwriting subsidiaries;

- Provide advice and counsel to management on business opportunities and strategies;

- Review and approve major corporate transactions;

- Monitor the adequacy of the Company's internal control and financial reporting systems and practices to safeguard assets and to comply with applicable laws and regulations;

- Monitor data protection and cybersecurity risk exposure and the steps management has taken to assess the overall threat landscape and respond appropriately;

- Ascertain that appropriate policies and practices are in place for managing the risks faced by the enterprise;

- Evaluate periodically the performance of the CEO in the context of the Company's Mission and performance;

- Review and approve senior management's base and incentive compensation taking into account the business's performance gauged by factors such as operating return on equity and growth of operating earnings;

- Periodically review senior management development and succession plans at corporate and operating subsidiary levels;

- Select and recommend for shareholder election candidates deemed qualified for Board service;

- Select and retain an independent registered public accounting firm for the principal purpose of expressing its opinion on the annual financial statements and internal controls over financial reporting of the Company and its subsidiaries;

- Act as the Board of Directors of the Company's significant regulated insurance underwriting subsidiaries; and

- Monitor, review and approve the operations and major policy decisions of the Company's insurance underwriting subsidiaries.

As part of its governance duties, the Board reviews the Annual Meeting of the Shareholders vote concerning election of directors. In January 2024, the Company adopted majority voting in uncontested elections of directors and plurality voting in contested elections. At any shareholder meeting at which directors are subject to an uncontested election, any director nominee who receives a greater number of votes "against" his or her election than votes "for" such election must submit to the Board, promptly following the final certification of the election results, a letter of resignation for consideration by the Governance and Nominating Committee. The Governance and Nominating Committee shall make a recommendation to the Board as to whether to accept or reject the tendered resignation, or whether other action should be taken. The Board shall act on the tendered resignation, taking into account the Governance and Nominating Committee's recommendation, and publicly disclose (by a press release, a filing with the Securities and Exchange Commission (the "SEC") or other broadly disseminated means of communication) its decision regarding the tendered resignation and the rationale behind the decision within ninety (90) days from the date of the certification of the election results. The Governance and Nominating Committee in making its recommendation, and the Board in making its decision, may each consider such factors or other information as it considers appropriate and relevant. The director who tenders his or her resignation shall not participate in the recommendation of the Governance and Nominating Committee or the decision of the Board with respect to his or her resignation. If the Board decides to accept the director's tendered resignation, the Governance and Nominating Committee will recommend to the Board whether to fill the resulting vacancy or to reduce the size of the Board. If the Board decides not to accept the director's tendered resignation, such director shall continue to serve until his or her successor is duly elected and qualified, or until his or her earlier resignation or removal. By adopting this majority voting standard in uncontested elections, with a corresponding director resignation policy, the Company intends to strengthen the already meaningful role our shareholders play in the election of the Company's Board of Directors.

Thirteen of the Company's directors have been affirmatively determined to qualify as "independent" directors in accordance with Section 303A.02 of the Listed Company Standards of the New York Stock Exchange (the "NYSE") and Item 407(a) of Regulation S-K of the SEC. Neither they nor any members of their immediate families have had any of the types of disqualifying relationships with the Company or any of its subsidiaries in the last three years, as set forth in subsection (b) of Section 303A.02 of the NYSE's Listed Company Standards. Additionally, each member of the Audit Committee satisfies the heightened independence standards for audit committee membership set forth in Rule 10A-3(b)(1) under the Securities Exchange Act of 1934, as amended (the "Exchange Act") and each member of the Compensation Committee satisfies the additional independence criteria for compensation committee membership set forth in Rule 10C-1 under the Exchange Act.

The entire Board and each of its standing Committees conduct an annual self-evaluation that includes a determination of each member's independence. To facilitate this annual self-evaluation process, each director completes an anonymous questionnaire on the Board's performance, and the responses are then aggregated and provided to the Chair of the Governance and Nominating Committee, who in turn reviews the responses with the full Board of Directors at the next scheduled Board meeting. Similarly, as part of this annual self-evaluation process, each member of each of the Audit Committee, Compensation Committee, and the Governance and Nominating Committee completes an anonymous questionnaire on each respective committee's performance, and the responses are then aggregated and provided to the Chair of the Governance and Nominating Committee, who in turn reviews the responses with respective committee members at their next scheduled meeting. During 2023, the independent directors held at least one meeting in executive session without management directors in accordance with NYSE Listed Company Standards. Mr. Walker was the Lead Independent Director in 2023.

Directors receive a broad array of public and internal proprietary information upon becoming members of the Board. This enables them to become familiar with the Company's business, strategic plans, significant financial, accounting and management matters, compliance programs, conflict of interest policies, Code of Business Conduct and Ethics, Corporate Governance Guidelines, principal officers, and the independent registered public accounting firm. While information appearing on our website is not incorporated by reference into this proxy statement, the Company's Code of Business Conduct and Ethics and Corporate Governance Guidelines may be viewed in the Governance section at www.oldrepublic.com. Further, the Company supports directors taking advantage of, and attending, director education programs whenever convenient and appropriate. Even with such assistance and in part as the result of the specialized nature of the Company's businesses and the regulatory framework in which it operates, it is the Company's view that some time is typically required for a new director to develop knowledge of the Company's business. Reflecting this necessary personal development, each director is expected to serve two or more three-year terms on the Company's classified Board, on several of its significant regulated insurance underwriting subsidiaries' boards, and on one or more Board Committees. Owing to the risk-taking nature of much of the Company's business, a demonstrated long-term orientation in a Board member's business dealings and thought processes is considered very important.

The Board and its Committees

In 2023, the Board of Directors met four times, once each quarter. Each incumbent director attended at least 75% of the aggregate of the meetings of the Board and committees on which each served. The Company does not require its Board of Directors, other than the Chairman and the CEO, to attend the Annual Meeting of the Shareholders, as such meeting is conducted by the Chairman and the CEO, who are designated to represent the entire Board of Directors for the meeting.

Membership on the Company's Audit, Compensation, and Governance and Nominating Committees consists exclusively of independent directors. The members, chairs and vice-chairs (if any) of these Committees are recommended each year to the Board by the Governance and Nominating Committee in consultation with the Executive Committee. Each of these Committees has the authority and funding to retain independent advisors or counsel as necessary and appropriate in the fulfillment of its duties. Each chair sets the agenda of their respective Committee's meetings, consulting as necessary and appropriate with the Chairman of the Board. All directors have full and free access to the Company's senior management during scheduled meetings of the Board and its Committees.

The following table shows the membership of the Board of Directors and its Committees as of the date of this proxy statement. The total number of meetings include both virtual and telephonic meetings.

Board and Committee Membership

Director	Independent Directors[a]	Other Directors[b]	Committees			
			Audit	Compensation	Executive	Governance and Nominating
Barbara A. Adachi	●		●			●
Steven J. Bateman	●		●[c][d]	●	[e]	
Lisa J. Caldwell	●			●		●
John M. Dixon	●			●	●	●
Michael D. Kennedy	●		●			●[f]
Charles J. Kovaleski	●		●			●
Spencer LeRoy III (g)	●				●	
Peter B. McNitt	●		●[c]	●[h]	●	
Glenn W. Reed	●		●[c]	●		
Therace M. Risch (i)	●		●			●
Craig R. Smiddy		●			●[h]	
J. Eric Smith	●			●		●
Fredricka Taubitz	●		●[c][j]	●	●	
Steven R. Walker	●[k]		●		●	●[h]
Number of meetings	4		7	5	4	7

(a) Independent Director, as that term is defined in SEC regulation and the Listed Company Standards of the NYSE.

(b) The Other Director classification includes all directors who are members of management, or do not currently meet the standard indicated in (a) above.

(c) Financial Expert, as that term is defined in SEC regulations.

(d) Vice Chair. Effective May 23, 2024, Mr. Bateman will succeed Ms. Taubitz as Chair of the Audit Committee.

(e) Effective May 23, 2024, Mr. Bateman will join the Executive Committee.

(f) Effective May 23, 2024, Mr. Kennedy will be Vice Chair of the Governance and Nominating Committee.

(g) Chairman of the Board.

(h) Chair.

(i) Effective March 18, 2024, Ms. Risch was elected a Director and a member of the Audit Committee and the Governance and Nominating Committee.

(j) Chair. Effective May 23, 2024, Ms. Taubitz will be succeeded as Chair of the Audit Committee by Mr. Bateman.

(k) Lead Independent Director.

Audit Committee

Members:

Barbara A. Adachi	Glenn W. Reed
Steven J. Bateman (Vice Chair)	Therace M. Risch
Michael D. Kennedy	Fredricka Taubitz (Chair)
Charles J. Kovaleski	Steven R. Walker
Peter B. McNitt	

The **Audit Committee** operates pursuant to a written charter approved by the Board of Directors, performs an annual self-evaluation, and like all Board committees reports through its chair in making recommendations to the full Board. While information appearing on the Company's website is not incorporated by reference in this proxy statement, the Committee's charter may be viewed in the Governance section at www.oldrepublic.com. Printed copies are available to shareholders upon request.

The Audit Committee is organized to assist the Board in monitoring: (1) the integrity of the Company's financial statements and the effectiveness of the Company's internal controls over financial reporting, (2) the Company's compliance with legal and regulatory requirements, (3) the qualifications, performance, and independence of the registered public accounting firm, (4) the qualifications and performance of the Company's internal audit function, and (5) the Company's data protection and cybersecurity risk exposure and the steps management has taken to assess the overall threat landscape and respond appropriately, including the strategy management implemented to mitigate the Company's cybersecurity risk exposure. Further, it is charged with preparing the annual report required by SEC rules to be included in the Company's proxy statement, and serving as the audit committee of each of the Company's regulated insurance underwriting subsidiaries to the extent required by the National Association of Insurance Commissioners' Model Audit Rule.

The Audit Committee held seven meetings during 2023 with the Company's independent registered public accounting firm and management, including prior to the Company's filing of each of its quarterly reports on SEC Form 10-Q and its annual report on SEC Form 10-K.

Each Audit Committee member has been affirmatively determined by the Board of Directors to qualify as "independent" in accordance with the NYSE's Listed Company Standards and Rule 10A-3(b)(1) under the Exchange Act. Four members of the Committee are deemed to qualify as audit committee financial experts as that term is defined in SEC Regulation S-K. No member served on the audit committees of more than two other publicly held companies.

Compensation Committee

Members:

Steven J. Bateman	Glenn W. Reed
Lisa J. Caldwell	J. Eric Smith
John M. Dixon	Fredricka Taubitz
Peter B. McNitt (Chair)	

The **Compensation Committee** operates pursuant to a written charter approved by the Board of Directors, performs an annual self-evaluation and, like all Board committees, reports through its chair in making recommendations to the full Board. While information appearing on the Company's website is not incorporated by reference in this proxy statement, the Committee's charter may be viewed in the Governance section at www.oldrepublic.com. Printed copies are available to shareholders upon request.

The Compensation Committee is responsible for: (1) evaluating the CEO's performance and setting the CEO's compensation ("compensation" meaning annual salary, annual performance recognition awards, and equity-based awards), (2) reviewing and approving, with input from the CEO, the evaluation and compensation of other executive officers and certain senior managers of the

Company and its subsidiaries, (3) reviewing and advising on general levels of compensation of other employees, (4) reviewing the Company's short-term and long-term incentive compensation plans, (5) preparing the annual report required by SEC rules to be included in the Company's proxy statement, (6) retaining compensation consultants, independent legal counsel, or other advisers, (7) taking such other actions as may be necessary to perform its functions, and (8) reviewing Company policies and strategies pertaining to human capital management, including initiatives and programs related to diversity, equity, and inclusion. The Committee is also responsible for reviewing directors' compensation.

Each Compensation Committee member has been affirmatively determined by the Board of Directors to qualify as "independent" in accordance with SEC rules and the NYSE's Listed Company Standards. As required by the NYSE's Listed Company Standards and Rule 10C-1 under the Exchange Act, the Committee considers factors relevant to independence and possible conflicts of interest when engaging consultants, counsels, or advisors. Inquiries into any possible conflicts of interest are made when such persons are retained and annually thereafter, if their services are continued.

As in recent prior years, in 2023, the Committee retained Fredrick W. Cook & Co., Inc. to review the Company's compensation programs and procedures applicable to the Company's executive officers and directors. The consultant was asked to provide a comparison of the compensation programs of companies similar in size, operation, and organization to the Company, including a review of a peer group of companies determined by the Committee to be appropriate for comparison. The consultant has not performed any other work for the Company or any of its subsidiaries. The consultant is considered independent according to Rule 10C-1 under the Exchange Act and the requirements of the Dodd-Frank Wall Street Reform and Consumer Protection Act ("Dodd-Frank Act"). All compensation recommendations are made solely by the Compensation Committee following consultation with the CEO regarding the Company's executive officers (other than the CEO) and certain senior managers of the Company and its subsidiaries.

The Compensation Committee, at the direction of the Board, reviews the Company's compensation policies and practices on at least an annual basis and has concluded that they do not encourage ORI's executive officers or any other employees to take unnecessary or excessive risks to attain short-term results or that could adversely affect management of the Company for the long run.

Executive Committee

Members:	John M. Dixon	Craig R. Smiddy (Chair)
	Spencer LeRoy III	Fredricka Taubitz
	Peter B. McNitt	Steven R. Walker

The Executive Committee operates pursuant to a written charter approved by the Board of Directors and, like all Board committees, reports through its chair in making recommendations to the full Board. While not incorporated by reference in this proxy statement, the Committee's charter may be viewed in the Governance section at www.oldrepublic.com. Printed copies are available to shareholders upon request.

Pursuant to its charter, the Executive Committee has the authority to address the matters and perform the functions listed below (and make the necessary recommendations to the entire Board or appropriate committee thereof): (1) acts as the Company's finance committee and reviews, approves, and recommends for approval by the full Board the Company's investment policies, (2) reviews, approves, and recommends for approval by the full Board the Company's dividend and capitalization policies, (3) monitors the Company's enterprise risk management, (4) analyzes and approves and recommends for approval by the full Board potential acquisitions or divestitures by the Company or its subsidiaries, (5) annually reviews and evaluates management development and executive succession plans, (6) serves as the Corporate Pension Committee and Administration Committee, as applicable, for the Company's qualified plans (currently, the Old Republic International Employees Retirement Plan and the ORI 401(k) Savings and Profit Sharing Plan (the "401(k) Plan")) and the Old Republic International Corporation Amended and Restated Executives Excess Benefits Pension Plan, (7) oversees the Employee Benefit Management Advisory Group, a management committee established by the Executive

Committee under a charter that delegates authority to the committee related to item (6) above, (8) makes any necessary and appropriate recommendations to the Governance and Nominating Committee regarding Board and Committee membership, and (9) has established a subcommittee of independent directors to review and act upon any related party transaction as defined by the Listed Company Standards of the NYSE and SEC rules.

Governance and Nominating Committee

Members: Barbara A. Adachi   Charles J. Kovaleski

Lisa J. Caldwell   Therace M. Risch

John M. Dixon   J. Eric Smith

Michael D. Kennedy   Steven R. Walker (Chair)

The **Governance and Nominating Committee** is organized to oversee the Company's policies relative to the size, composition and qualifications of the Board of Directors. The Committee operates pursuant to a written charter approved by the Board of Directors, performs an annual self-evaluation, and, like all Board committees, reports through its chair in making recommendations to the full Board. While not incorporated by reference in this proxy statement, the Committee's charter may be viewed in the Governance section at www.oldrepublic.com. Printed copies are available to shareholders upon request.

The Governance and Nominating Committee is authorized to: (1) establish procedures and qualification criteria to identify and recommend qualified candidates for election to the Board, taking into consideration any recommendations from the Executive Committee, (2) review annually the qualifications and requirements of the directors, the structure and performance of Board Committees, and, jointly with the Compensation Committee, the compensation for Board members, (3) develop, recommend and annually reassess the Corporate Governance Guidelines applicable to the Company, (4) maintain and recommend changes to the Board-approved Code of Business Conduct and Ethics and the Code of Ethics for the Principal Executive Officer and Senior Financial Officer, (5) serve in an advisory capacity to the Board and its Chairman on matters of the organizational and governance structure of the Company, and (6) review the Company's policies and strategies on environmental, social, and governance (ESG) matters that are critical to the Company's long-term success, including the Company's impact on the environment and the risk to the Company associated with climate change.

Each Governance and Nominating Committee member has been affirmatively determined by the Board of Directors to qualify as "independent" in accordance with SEC rules and the NYSE's Listed Company Standards.

Director Compensation

During 2023, non-employee directors received the following compensation for board and committee service, as applicable:

Annual Board Membership Fee	$165,000
Annual Chairman of the Board Fee	70,000
Annual Lead Independent Director Fee	14,000
Annual Committee Membership Fee (per committee)	14,000
Annual Governance and Nominating Committee Chair Fee	14,000
Annual Compensation Committee Chair Fee	14,000
Annual Audit Committee Chair Fee	21,000
Annual Vice Chair Fee (per committee)	7,000

Directors who are employees of the Company or its subsidiaries receive no compensation for their services as directors or committee members. Board members also serve as directors of several regulated insurance underwriting subsidiaries of the Company, for which no additional compensation is paid. In addition, the Company and its subsidiaries either directly pay or reimburse directors for travel, lodging and related expenses incurred in attending director or Committee meetings.

Independent directors may not receive any form of compensation from the Company other than compensation for services as a director in order to remain qualified as independent.

Director compensation is reviewed annually, and any changes are recommended by the Compensation Committee in consultation with the CEO and any independent consultant retained by the Compensation Committee for that purpose. The Compensation Committee's recommendations are, in turn, voted upon by the full Board.

The following table lists the compensation paid to each director of the Company eligible to receive such fees in 2023. Mr. Smiddy, as Chief Executive Officer of the Company, has his compensation reported in the Summary Compensation Table shown elsewhere in this proxy statement.

2023 Director Compensation

Name	Fees Earned or Paid in Cash	All Other Compensation Other	Total
Barbara A. Adachi	$193,000	$—	$193,000
Steven J. Bateman	200,000	—	200,000
Lisa J. Caldwell	193,000	—	193,000
John M. Dixon	209,333	—	209,333
Michael D. Kennedy	193,000	—	193,000
Charles J. Kovaleski	193,000	—	193,000
Spencer LeRoy III	249,000	—	249,000
Peter B. McNitt	217,500	—	217,500
Glenn W. Reed	193,000	—	193,000
Therace M. Risch[1]	—	—	—
J. Eric Smith[2]	152,792	—	152,792
Arnold L. Steiner[3]	86,250	—	86,250
Fredricka Taubitz	228,000	—	228,000
Steven R. Walker	235,000	—	235,000

1.   Ms. Risch was elected to the Board effective March 18, 2024.
2.   Mr. Smith was elected to the Board effective March 17, 2023.
3.   Mr. Steiner's term ended on May 25, 2023.

Shareholder Communications with the Board

Shareholders of the Company and other interested parties may communicate with the Chairman, Lead Independent Director, the independent directors, the Board of Directors as a whole, or with any individual director. Such communications must be in writing and sent to Old Republic International Corporation, c/o Corporate Secretary, 307 N. Michigan Ave, Chicago, IL 60601. The Corporate Secretary will promptly forward such communications to the intended recipient.

Principal Holders of Securities

The following tabulation shows with respect to (i) each person who is known to be the beneficial owner of more than 5% of the Common Stock of the Company; (ii) the 401(k) Plan; (iii) each director of the Company (including nominees); (iv) the named executive officers listed in the Summary Compensation Table elsewhere in this proxy statement; and (v) all directors and executive officers, as a group: (a) the total number of shares of Common Stock beneficially owned as of March 11, 2024, except as otherwise noted, and (b) the percent of the class of Common Stock so owned:

Title of Class	Name of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class[*]
Common Stock 5% beneficial owners and 401(k) Plan	BlackRock, Inc. 50 Hudson Yards New York, New York 10001	31,749,084[1]	11.30
	The Vanguard Group 100 Vanguard Blvd. Malvern, Pennsylvania 19355	26,495,483[1]	9.45
	Old Republic International Corporation 401(k) Savings and Profit Sharing Plan 307 N. Michigan Avenue Chicago, Illinois 60601	19,361,423[2]	7.00

	Name of Beneficial Owner	Shares Subject to Stock Options[*]	Shares Held by Employee Plans [*][2][3]	Other Shares Beneficially Owned[*]	Total	Percent of Class[*]
Directors (including nominees)	Barbara A. Adachi	0	0	7,845	7,845	**
	Steven J. Bateman	0	0	28,604	28,604	**
	Lisa J. Caldwell	0	0	10,706	10,706	**
	John M. Dixon	0	0	21,061	21,061	**
	Michael D. Kennedy	0	0	10,272	10,272	**
	Charles J. Kovaleski	0	0	15,002	15,002	**
	Spencer LeRoy III	0	0	100,686	100,686[4]	**
	Peter B. McNitt	0	0	10,280	10,280	**
	Glenn W. Reed	0	0	16,286	16,286	**
	Therace M. Risch	0	0	0	0	**
	Craig R. Smiddy***	545,980	35,878	156,550	738,408	0.27
	J. Eric Smith	0	0	0	0	**
	Fredricka Taubitz	0	0	21,000	21,000	**
	Steven R. Walker	0	0	70,000	70,000[5]	**
Named Executive Officers	W. Todd Gray	108,645	3,796	65,623	178,064	**
	Jeffrey P. Lange	77,700	2,787	39,777	120,264	**
	Stephen J. Oberst	255,000	91,766	68,608	415,374	0.15
	Frank J. Sodaro	115,770	3,195	49,358	168,323	**
Directors and Executive Officers as a group (20 individuals)[6]		1,238,210	142,786	777,509	2,158,505	0.78%

* Calculated pursuant to Rule 13d-3(d) of the Exchange Act. Unless otherwise stated below, each such person has sole voting and investment power with respect to all such shares. Under Rule 13d-3(d), shares not outstanding that are subject to options, warrants, rights or conversion privileges exercisable within 60 days are deemed outstanding for the purpose of calculating the number and percentage owned by such person, but are not deemed outstanding for the purpose of calculating the percentage owned by each other person listed. The number of shares beneficially owned includes restricted stock awards held by Messrs. Smiddy, Sodaro, Gray, Lange, and Oberst in the following amounts, respectively: 128,690, 38,340, 38,340, 31,670, and 55,010. These shares are included in their individual ownership but are subject to forfeiture and other restrictions, including time-based vesting. During the restricted period, the shareholder has voting power, but no dispositive power, with respect to such shares.

** Less than one-tenth of one percent.

*** Also a named executive officer.

1. Reflects the number of shares and percent of ownership as of December 31, 2023 shown in the most recent Schedule 13G filings with the SEC. BlackRock, Inc. has reported sole and shared voting power for 31,053,376 and - 0 - shares, respectively, and sole and shared dispositive power for 31,749,084 and - 0 - shares, respectively. The Vanguard Group has reported that it has sole and shared voting power for - 0 - and 96,403 shares, respectively, and sole and shared dispositive power for 26,115,450 and 380,033 shares, respectively.

2. Reflects the number of shares held as of December 31, 2023 as follows:

    (a) Under the terms of the 401(k) Plan, a participant is entitled to vote the Company Common Stock held by the 401(k) Plan, the shares of which have been allocated to the participant's account. The Executive Committee of the Company is authorized and has delegated the Employee Benefit Management Advisory Group the authority to vote the Company's Common Stock held by the 401(k) Plan until such time as the shares of such stock have been allocated to a participant's account or when a participant fails to exercise his or her voting rights. In these regards, the Executive Committee or its delegee may be deemed to have sole investment power with respect to unallocated stock and shared power for allocated stock held by the 401(k) Plan.

    (b) In addition to the 401(k) Plan, the Old Republic International Employees Retirement Plan holds 2,829,509 shares of the Company's Common Stock not included in this table. The voting of these shares is controlled, directly or indirectly in a fiduciary capacity, by the Executive Committee or its delegee.

    (c) American Business & Mercantile Insurance Mutual Inc. ("ABM") and its subsidiary own 1,286,700 shares of the Company's Common Stock. ABM is a mutual insurer controlled by its policyholders and indirectly by the Company through management agreements, the ownership of its surplus notes, and by directors and officers who are employees of the Company. These shares are not included in this table.

3. Includes only the shares that have been allocated to the employer matching, employee savings and/or employer contribution accounts, of the director or executive officer as a participant in the 401(k) Plan. Excludes those shares for which the director or executive officer may be deemed to have investment and voting power as a result of being a member of the Executive Committee.

4. Includes 16,617 shares held in IRA or Roth IRA trusts for Mr. LeRoy's benefit.

5. Includes 30,000 shares held in IRA and SEP-IRA trusts for Mr. Walker's benefit, and 26,500 shares held by his wife.

6. Includes executive officers who are not named executive officers.

Procedures for the Approval of Related Person Transactions

In addition to a Code of Business Conduct and Ethics and a Code of Ethics for the Principal Executive Officer (CEO) and Senior Financial Officer (CFO), Old Republic also has a *Conflict of Interest Policy*, which is circulated annually and acknowledged by all directors, officers and key employees of the Company and its subsidiaries. This policy states that no director, officer, or employee of the Company or its subsidiaries may acquire or retain any interest that conflicts with the interest of the Company. This includes direct or indirect interests in entities or individuals doing business with the Company or its subsidiaries. If such a conflict occurs, employees are required to give a prior written disclosure of the conflict to the Company for evaluation. Such transactions or relationships shall be reviewed by a subcommittee of the Executive Committee composed of independent members: one from the Executive Committee, who serves as the Chair, and the chairs of the Audit, Compensation, and Governance and Nominating Committees. The current members of this subcommittee are Mr. LeRoy III (Chair), Mr. McNitt, Ms. Taubitz, and Mr. Walker.

Directors, officers, and affected employees are required to provide reasonable prior notice to the Company of any *related party transaction*, as defined by the Listed Company Standards of the NYSE and SEC rules. Under the procedures established by the subcommittee, a reasonable prior review of such related party transaction must be conducted to determine the appropriate action, if any, to take. If, based upon such prior reviews, the subcommittee concludes that such related party transaction is inconsistent with the interests of the Company and its shareholders, it shall prohibit it. Any director who is the subject of an existing or potential related party transaction will not participate in the decision-making process relating to such transaction. During 2023, there were no proposed related party transactions.

Delinquent Section 16(a) Reports

Based on Company records and other information, the Company believes that all reports required by Section 16(a) of the Exchange Act were timely filed during the year ended December 31, 2023.

Item 1
Election of Directors

Old Republic's and its significant regulated insurance underwriting subsidiaries' Boards of Directors have been classified into three classes for many decades. This staggered board organization recognizes policyholders' dependence on stability and reliability to meet obligations of financial indemnity over long periods of time. The Board currently has fourteen directors divided into Class 1, Class 2, and Class 3. Five Class 1 directors are standing for re-election to hold office until the 2027 Annual Meeting of the Shareholders or until their successors duly elected and qualified.

Selection of Director Candidates

Pursuant to its Charter, the Governance and Nominating Committee evaluates and proposes to the Board of Directors new and continuing candidates for the Board and its Committees. The Committee identifies candidates through a variety of means, including professional search firms, recommendations from members of the board, suggestions from members of the Company's management, and properly submitted nominations from shareholders (see "Director Candidate Recommendations" elsewhere in this proxy statement). The Committee has the sole authority to retain and terminate any search firm to be used to identify director candidates and approve the search firm's fees and other retention terms.

Each of the five Class 1 directors up for election this year are current directors. These director nominees are:

- Michael D. Kennedy
- Spencer LeRoy III
- Peter B. McNitt
- J. Eric Smith
- Steven R. Walker

On March 18, 2024, the Board of Directors increased its size to 14 and elected Therace M. Risch as a Class 2 director. She is considered independent and was also named a member of the Audit Committee and the Governance and Nominating Committee. Ms. Risch was initially identified as a director candidate by a third-party search firm, and, after the Governance and Nominating Committee approved her nomination, she was unanimously elected by the Board of Directors.

The Board of Directors, following this year's Annual Meeting of the Shareholders, will continue to be composed of fourteen persons, of whom thirteen are classified as independent. While the Company believes the current size of the Board is appropriate for the Company's current needs, total membership may vary from time to time. It is the Company's longer-term objective to have a Board consisting of nine to eleven members with at least 80% qualifying as independent.

Board of Directors' Recommendation

The Board of Directors recommends a vote FOR the Class 1 director nominees. Proxies solicited by the Board of Directors will be voted in favor of the election of these nominees unless shareholders specify to the contrary. The results of this vote shall be disclosed in a filing made with the SEC within four business days after the Annual Meeting of the Shareholders and will be available for review on the Company's website, www.oldrepublic.com.

Director Qualifications

In considering *the qualifications and independence of Board members and candidates*, the Governance and Nominating Committee and full Board seek to identify individuals who, at a minimum:

- Satisfy the requirements for director independence, as set out in the Company's Corporate Governance Guidelines, in the Listed Company Standards of the NYSE, and in the regulations of the SEC;

- Are, or have been, senior executives of businesses or professional organizations; and

- Have significant business, financial, accounting and/or legal backgrounds that lend themselves to the unique nature of the Company's insurance underwriting operations so as to address market, customer, and societal needs.

In line with the governance features set forth in the Company's Corporate Governance Guidelines (see Governance section at www.oldrepublic.com), Old Republic seeks to attract and has retained for many years Board members who possess certain critical personal characteristics, most importantly:

(i) intelligence, honesty, good judgment, high ethics, and high standards of integrity, fairness and responsibility;

(ii) respect within the social, business and professional community for their principles and insights;

(iii) demonstrated analytic ability; and

(iv) ability and initiative to frame insightful questions, to challenge questionable assumptions collegially, and to disagree in a constructive fashion in such circumstances as may arise in the course of the Company's activities.

Old Republic places great value on Board members' long-term, successful experience in businesses and professions that can add to its Mission and long-term strategy. A mix of short-, medium-, and long-tenured Board members balances fresh insights and perspectives with a knowledge-based, long-term perspective on the Company's business that provides greater assurance of stability, continuity, and sustainability of the enterprise and its Mission.

The long-term orientation to board service notwithstanding, an individual will not be slated for election to the Board following his or her 75th birthday, unless such individual is subject to a review by the Governance and Nominating Committee. This review will consider an individual's willingness to serve and his or her ability to make an ongoing contribution to the Company's governance and operations. Pursuant to this policy, the Board, at its meeting to slate directors for 2024, evaluated the qualifications and long-term and continuing contributions of Messrs. LeRoy and Walker as directors. The Board, with Messrs. LeRoy and Walker abstaining with respect to themselves, unanimously recommended waiving the policy's application and they were each slated as an incumbent director for re-election.

Over the last five years, our Board refreshment process has resulted in the following:

- 6 new directors and 6 departures
- Average tenure reduction from 17 years to 8 years
- Median director age reduction from 76 years to 70 years
- 29% women directors and 21% minority directors

In furtherance of the Board's commitment to its cybersecurity risk oversight responsibilities, the Board of Directors elected Therace M. Risch, a broadly experienced technology executive with domain expertise in both technology transformation and cybersecurity, as a Director and member of the Audit Committee and Governance and Nominating Committee, effective March 18, 2024. Further, Ms. Adachi, who is a member of the Audit Committee, completed the requirements for, and received, a CERT Certificate in Cybersecurity Oversight from the Carnegie Mellon University Software Engineering Institute in January 2024.

Board Diversity and Skills Matrix

In attracting and retaining members of the Board of Directors, the Company adheres faithfully to a non-discrimination policy. While the Company does not have a formal policy governing diversity among directors or candidates, the Board recognizes the value of diversity of skills, experience, background, and perspective and endeavors to have a well-rounded Board, as reflected in the matrix below.

	Barbara Adachi	Steve Bateman	Lisa Caldwell	John Dixon	Michael Kennedy	Charless Kovaleski	Spencer Leroy	Peter McNitt	Glenn Reed	Therace Risch	Craig Smiddy	J. Eric Smith	Fredricka Taubitz	Steve Walker	Total
Cybersecurity & IT: Oversight and/or leadership role in the implementation of enterprise-wide information technology systems, digital infrastructures, data analytics, privacy and cybersecurity strategies and policies; or relevant training and certification on cybersecurity oversight.	●									●					2
Distribution & Sales: Track record of success implementing distribution and sales strategy, including managing sales workforce, developing and delivering goals and managing relationships with client.											●	●			2
Finance & Accounting: Record in leadership positions related to financial planning, internal controls and risk management. Knowledge of financial reporting and regulatory requirements related to financial disclosures.	●	●			●		●	●	●		●	●	●	●	10
Human Capital: Experience with talent management, attraction and retention, succession planning, remuneration and other topics related to an organization's workforce.	●		●							●		●			4
Insurance: Experience in financial services industry, with specific knowledge of the insurance industry business fundamentals, products, distribution, actuarial concepts, risks and asset management.	●	●				●	●		●	●	●	●	●	●	10
Leadership & Board Experience: Experience working in senior leadership positions in organizations, as member of the executive team or Board of Directors.	●	●	●	●	●	●	●	●	●	●	●	●	●	●	14
Legal & Public Policy: Past leadership position in the areas of compliance and law, as well as establishing and developing relationships with government officials at any level.			●	●	●	●	●		●			●		●	8
M&A & Capital Markets: Experience leading processes of merger, acquistions, divestments, corporate restructuring and reorganization, as well as knowledge about the instruments and transactions in the capital market.		●	●		●		●	●	●		●	●			8
Female	●		●							●			●		4
Male		●		●	●	●	●	●	●		●	●		●	10
Asian	●														1
African American/Black			●		●										2
White		●		●		●	●	●	●	●	●	●	●	●	11

2024 Director Nominees and Continuing Directors

The following tables list the nominees and continuing directors of the Company. Five Class 1 directors are to be elected at the Annual Meeting of the Shareholders for a term of three years and until their successors are elected and qualified. The nominees are current directors standing for re-election. It is intended that, in the absence of contrary specifications, votes will be cast pursuant to the enclosed proxies for the election of such nominees. Should any of the nominees become unable or unwilling to accept nomination or election, it is intended that, in the absence of contrary specifications, the proxies will be voted for the balance of those named and for a substitute nominee or nominees. However, the Company does not expect such an occurrence. All of the nominees have consented to be slated and to serve as directors if elected.

Given the reasons and background information cited next to each nominee's and each continuing director's name below, and as illustrated in the diversity and skills matrix above, the Board of Directors believes that each of the nominees and the other continuing directors are highly qualified to serve Old Republic's shareholders and other stakeholders.

Nominees for Election: CLASS 1 (Term to expire in 2027)



Michael D. Kennedy

Independent Director
Since: 2020

Age: 67

Mr. Kennedy is a senior client partner with Korn Ferry, the global organizational consulting firm, where he is a member of that firm's global financial services market and a leader with Korn Ferry's Diversity Center of Expertise. Prior to joining Korn Ferry, he served in senior positions at several financial services firms, including GE Capital, Wachovia and J.P. Morgan & Co. He was appointed by President Obama to serve as the chair of the Federal Retirement Thrift Investment Board, the largest pension fund in the United States (the "U.S."), where he served until his term ended in 2020.

Mr. Kennedy brings to the board his expertise and long experience in the financial services industry, which harmonize well with the Company's business and the Board's governance objectives.

Committees: Audit, Governance and Nominating*

* Governance and Nominating Committee Vice Chair effective May 23, 2024.



Spencer LeRoy III

Chairman of the Board
Since: 2021

Independent Director
Since: 2017
(Director Since: 2015)

Age: 77

Until his retirement in 2014, **Mr. LeRoy** was Senior Vice President, Secretary and General Counsel of the Company since 1992. Prior to that, he was a partner with the law firm of Lord, Bissell and Brook (now Locke Lord LLP). His legal career involved all aspects of insurance, corporate governance and financial-related matters.

Mr. LeRoy has long and significant legal experience and extensive knowledge of the Company and its risk factors, which harmonize well with the Company's business and the Board's governance objectives.

Committees: Executive



Peter B. McNitt

Independent Director
Since: 2019
Age: 69

Mr. McNitt is the retired Vice Chair of BMO Harris Bank; a position he held since 2006. Prior to that, he led BMO Harris' U.S. Corporate Banking as Executive Vice President and U.S. Investment Banking as Executive Managing Director. He also serves as a director of Hub Group, Inc. (NASDAQ: HUB), a provider of intermodal highway and logistics services. He has long-term experience and deep knowledge gained during his more than 40-year-long career. His wide range of responsibilities focused on the delivery of the full breadth of wealth, and commercial and investment banking services to customers.

Mr. McNitt's extensive experience harmonizes well with the Company's business needs and governance objectives.

Committees: Audit, Compensation (Chair), Executive

"Financial Expert" as defined by SEC regulation

Current Public Company Directorships: Hub Group, Inc.



J. Eric Smith

Independent Director
Since: 2023
Age: 66

Mr. Smith was the President and Chief Executive of Swiss Re Americas from 2011 to 2020. Mr. Smith also held a number of executive roles in his career, including President of USAA Life Insurance Company and President of Allstate Financial Services. He also held various positions in property and casualty insurance with COUNTRY Financial over a 20-year period.

Mr. Smith's significant experience in, and knowledge of, the business and the risk factors associated with the insurance industry and especially the insurance specialty markets harmonize well with the Company's business needs.

Committees: Compensation, Governance and Nominating



Steven R. Walker

Lead Independent Director
Since: 2021

Independent Director
Since: 2006
Age: 78

Mr. Walker was formerly Senior Counsel and Partner with Leland, Parachini, Steinberg, Matzger & Melnick, LLP, attorneys, San Francisco, California. He has significant experience as both an attorney and a business manager during a long career largely focused on the title insurance industry.

Mr. Walker's extensive experience harmonizes well with the Company's business needs and governance objectives.

Committees: Audit, Executive, Governance and Nominating (Chair)

Continuing Directors: CLASS 2 (Term expires in 2025)



Steven J. Bateman

Independent Director
Since: 2017
Age: 65

An audit partner with the accounting firm of PricewaterhouseCoopers LLP until his retirement, **Mr. Bateman** had a 37-year career as an auditor and business advisor for a large number of organizations engaged in all major insurance fields. During that period of time, he gained a wealth of knowledge and experience in the business and the risk factors associated with the insurance industry.

Mr. Bateman's background and experience harmonize well with the Company's business and the Board's governance objectives.

Committees: Audit (Vice Chair*), Compensation

* **Successor Audit Committee Chair effective May 23, 2024.**
Executive Committee member effective May 23, 2024.
"Financial Expert" as defined by SEC regulation



Lisa J. Caldwell

Independent Director
Since: 2021
Age: 63

Ms. Caldwell is the Chief Executive Officer of Caldwell Collection, LLC, a fashion retail organization, and previously served as the Executive Vice President and Chief Human Resources Officer of Reynolds American, R. J. Reynolds Tobacco Company, and RAI Services until her retirement in 2018. She is a member of the founding board of directors of Triad Business Bank and she has served in leadership roles at many charitable and educational organizations. Ms. Caldwell brings to the Board her general business and entrepreneurial expertise.

Ms. Caldwell's experience as an executive officer of a large corporation and her extensive knowledge of human resource matters harmonize well with the Company's business and the Board's governance objectives.

Committees: Compensation, Governance and Nominating



John M. Dixon

Independent Director
Since: 2003
Age: 84

Mr. Dixon was formerly Chief Executive Partner with the law firm of Chapman and Cutler, Chicago, Illinois, until his retirement in 2002. His qualifications include his extensive background as an attorney and his knowledge of corporate law and the legal and other risks associated with corporations similar to the Company.

Mr. Dixon's skills and experience harmonize well with the Company's business and the Board's governance objectives.

Committees: Compensation, Executive, Governance and Nominating



Glenn W. Reed

Independent Director
Since: 2017
Age: 71

Mr. Reed served as a Managing Director of The Vanguard Group, Inc., one of the world's largest asset-management firms, until his retirement from the firm in 2017. While at Vanguard, Mr. Reed had overall responsibility for Vanguard's corporate finance and mutual fund finance functions, most recently heading up the firm's Strategy division. Prior to joining Vanguard in 2007, he served as general counsel for a multi-line health and life insurance company following a 21-year career as a partner of the Chicago-based law firm of Gardner, Carton & Douglas (now Faegre Drinker Biddle & Reath).

Mr. Reed's long experience and deep knowledge in these fields harmonize well with the Company's business needs and the Board's governance objectives.

Committees: Audit, Compensation

"Financial Expert" as defined by SEC regulation



Therace M. Risch

Independent Director
Since: 2024
Age: **51**

Ms. Risch is Executive Vice President and Chief Information & Technology Officer for American Electric Power Company, Inc. She was previously Executive Vice President and Chief Information & Digital Officer at J.C. Penney Company, Inc. and Executive Vice President and Chief Information Officer at COUNTRY Financial. Further, she has 10 years of experience directly in the insurance industry working at the St. Paul Companies, Inc. and COUNTRY Financial.

Ms. Risch's broad expertise in the areas of cybersecurity, technology transformation, and foundational IT operations, as well as her industry-specific business knowledge, harmonize well with the Company's business needs and governance objectives.

Committees: Audit, Governance and Nominating

Continuing Directors: CLASS 3 (Term expires in 2026)



Barbara A. Adachi

Independent Director
Since: 2021
Age: 73

Retired from Deloitte in 2013, **Ms. Adachi** was formerly the chief executive and National Managing Partner for Deloitte Consulting's Human Capital Consulting Practice. For over 20 years, she focused on human capital strategy, organization transformation, executive compensation and diversity, equity, and inclusion. Prior to Deloitte, she spent 18 years in the insurance industry specializing in employee benefits and workers' compensation. She became NACD Directorship Certified® in 2022 and received a CERT Certificate in Cybersecurity Oversight from the Carnegie Mellon University Software Engineering Institute in January 2024.

Ms. Adachi's extensive business experience in insurance, consulting and human capital matters harmonizes well with the Company's business needs.

Committees: Audit, Governance and Nominating



Charles J. Kovaleski

Independent Director
Since: 2018

Age: 75

A licensed attorney in two states, **Mr. Kovaleski** was President and Chief Executive Officer of Attorneys' Title Insurance Fund, Orlando, Florida, for more than 20 years. He also served as an officer with one of the Company's Title subsidiaries for many years and was a founding director, and later chair, of Riverside Bank of Central Florida.

Mr. Kovaleski's extensive general business experience, particularly in real estate and title insurance, harmonizes well with the Company's business needs.

Committees: Audit, Governance and Nominating



Craig R. Smiddy

Director Since: 2019

Age: 59

Mr. Smiddy was elected as the Company's President and Chief Executive Officer in 2019. Prior to that, he served as President and Chief Operating Officer of the Company since June 2018. From 2013 to 2018, he was Chief Operating Officer and then later appointed President of Old Republic General Insurance Group, Inc. Before joining the Company, he was President of the Specialty Markets Division of Munich Reinsurance America, Inc.

Mr. Smiddy's significant experience in, and knowledge of, the business and the risk factors associated with the insurance industry and especially the insurance specialty markets harmonize well with the Company's business needs.

Committees: Executive (Chair)



Fredricka Taubitz

Independent Director
Since: 2003

Age: 80

Ms. Taubitz is a CPA by training. Until 2000, she was Executive Vice President and Chief Financial Officer of Zenith National Insurance Corp. Until 1985, she was a partner with the accounting firm of Coopers & Lybrand (now PricewaterhouseCoopers LLP).

Ms. Taubitz's long professional career, significant experience in, and knowledge of, the business and the risk factors associated with the insurance industry harmonize well with the Company's business needs.

Committees: Audit (Chair*), Compensation, Executive

* Will be succeeded as Audit Committee Chair by Steven J. Bateman effective May 23, 2024.
"Financial Expert" as defined by SEC regulation

Item 2
Ratification of the Selection of an Independent Registered Public Accounting Firm

In accordance with its charter, the Audit Committee has selected the firm of KPMG LLP ("KPMG"), an independent registered public accounting firm, to be the Company's independent registered public accounting firm for the year 2024. The selection has been approved by the Board of Directors. In the ordinary course of corporate governance, the Board of Directors is asking and recommending that the shareholders ratify this selection. The Company is not required to take any action as a result of the outcome of the vote on this proposal. However, in the event the shareholders fail to ratify this selection, the Board of Directors and the Audit Committee will investigate the reasons for the shareholders' rejection and may consider whether to retain KPMG or to appoint another independent registered public accounting firm. Even if the selection of KPMG is ratified, the Board of Directors and Audit Committee, at their discretion, may direct the appointment of a different independent registered public accounting firm if they believe that such a change would be in the best interests of the Company's shareholders and other stakeholders.

External Audit Services

The Audit Committee previously selected KPMG as the Company's independent registered public accounting firm to examine its consolidated financial statements for the year ended December 31, 2023. A member of KPMG will be invited to attend the Company's Annual Meeting of the Shareholders. He or she will be provided with an opportunity to make a statement, if so desired, and will be available to respond to appropriate questions.

KPMG's aggregate fees for professional services for 2023 and 2022 are shown below.

Type of Fees	2023	2022
Audit	$6,689,800	$5,986,085
Audit Related	355,382	300,391
Tax	—	—
All Other	—	—
Total	$7,045,182	$6,286,476

The term "Audit Fees" refers to expenses covering: (a) professional services rendered by the auditors for the audit of the Company's consolidated annual financial statements and internal control over financial reporting included in the Company's Form 10-K, (b) reviews without audit of financial statements included in the Company's Forms 10-Q, and (c) services normally provided by the auditors in connection with mandated audits of statutory financial statements and filings. "Audit Related Fees" refers to charges for assurance and related services by the auditors that are reasonably related to the performance of the audit or review of the Company's financial statements and are not reported under "Audit Fees". Audits of the Company's employee benefit plans, when required, are performed by an independent audit firm other than KPMG. "Tax Fees" refers to fees for professional services rendered by the auditors for tax compliance. The term "All Other Fees" refers to fees for products and services provided by the auditors, other than those reported under the preceding categories.

The charter of the Audit Committee requires that it preapprove all non-audit work by the Company's independent registered public accounting firm. In determining whether to approve non-audit services, the Committee considers whether the services in question facilitate the performance of the audit, improve the Company's financial reporting process or are otherwise in the Company's and its shareholders' interests. All of the Audit-Related Fees billed to the Company in 2023 and 2022 were approved by the Audit Committee pursuant to the pre-approval waiver requirements of SEC Regulation S-X.

KPMG has advised the Committee of its independence with respect to the Company.

Board of Directors' Recommendation

The Board of Directors recommends a vote FOR the ratification of the selection of KPMG as the Company's independent registered public accounting firm. Proxies solicited by the Board of Directors will be voted in favor of the ratification of the selection of this firm unless shareholders specify to the contrary. The results of this vote will be disclosed in a filing made with the SEC within four business days after the Annual Meeting of the Shareholders and will be available for review on the Company's website, www.oldrepublic.com.

Audit Committee Report for 2023

In accordance with its written charter, the Audit Committee performs the oversight role assigned to it by the Board of Directors. As part of its oversight responsibilities, the Audit Committee appointed KPMG as the Company's independent registered public accounting firm for 2023.

Management has responsibility for preparing the Company's financial statements as well as for the Company's financial reporting process and internal controls. KPMG is responsible for auditing the Company's financial statements and expressing opinions on the conformity of the Company's audited financial statements with U.S. Generally Accepted Accounting Principles and the effectiveness of the Company's internal control over financial reporting.

During 2023, the Audit Committee met with KPMG, with and without management representatives present, to discuss the results of its examinations, its evaluations of the Company's internal control over financial reporting, and the overall quality of the Company's financial reporting. The Audit Committee reviewed and discussed with management and KPMG the Company's audited financial statements and the assessment of the effectiveness of internal controls over financial reporting contained in the Company's Annual Report on Form 10-K for the year ended December 31, 2023. The Audit Committee also received from KPMG the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board and the SEC regarding KPMG's communications with the Audit Committee concerning independence, discussed with KPMG their independence from the Company and its management, and considered whether KPMG's provision of non-audit services to the Company is compatible with maintaining KPMG's independence.

The Audit Committee reviewed the Company's internal audit function, including the reporting obligations and proposed audit plans and periodic reports summarizing the results of internal auditing activities. The Audit Committee met regularly with the Company's legal counsel to review the status of litigation involving the Company or its subsidiaries. Further, the Audit Committee received reports to monitor and review the Company's assessment of data protection and cybersecurity risk exposure and mitigation efforts.

Based on the discussions and reviews referred to in this report, the Audit Committee recommended to the Board of Directors, and the Board approved, the inclusion of the audited consolidated financial statements in the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

By the Audit Committee*:

Barbara A. Adachi	Peter B. McNitt
Steven J. Bateman	Glenn W. Reed
Michael D. Kennedy	Fredricka Taubitz (Chair)
Charles J. Kovaleski	Steven R. Walker

* **Reflects membership as of the date of the filing of the Company's Annual Report on Form 10-K for the year ended December 31, 2023.**

Item 3
Vote on Executive Compensation

Background

Pursuant to Section 14A of the Exchange Act and the related rules of the SEC, we are asking our shareholders to approve, on a non-binding advisory basis, the compensation of the named executive officers listed in the Summary Compensation Table in this proxy statement, as disclosed in accordance with SEC rules. This proposal is commonly called a "Say-on-Pay" proposal. At the 2023 Annual Meeting of the Shareholders, our shareholders approved a non-binding proposal to provide you with a Say-on-Pay proposal on an annual basis. In light of this result, and in accordance with the Board's recommendation, the Board has determined that ORI will conduct "Say-on-Pay" votes on an annual basis until the next required shareholder advisory vote regarding the frequency of such votes, which is expected to occur at the 2029 Annual Meeting of the Shareholders.

It is Old Republic's policy to provide full disclosure concerning its compensation philosophy and corporate governance. The Board of Directors and the Compensation Committee, in particular, review the elements of Company compensation each year. Special attention is devoted to the compensation of the executive officers and certain senior managers of the Company. The Company seeks to align executive officer compensation with shareholder value on an annual and long-term basis through a combination of annual salary, annual performance recognition awards, and equity-based awards. The Company believes that its history of growth over many decades is, in part, a result of its compensation programs that encourage longer-term growth and the building of long-term shareholder value rather than short-term results. A more detailed review of those programs and the awards in 2023 for the named executive officers of the Company are reported in the Summary Compensation Table in this proxy statement. The Board of Directors and Compensation Committee believe the Company's performance and executive officer compensation have been aligned and balanced with shareholder returns. This vote is therefore not intended to address any one specific element of compensation or the compensation paid to any one individual. Rather, the resolution concerns the overall philosophy, makeup, and amounts of compensation paid to the named executive officers.

This vote is advisory and is not binding upon the Board of Directors. The vote is intended to be a measure of the shareholders overall approval of the handling of the Company's executive compensation matters. Therefore, the vote will not result in a change or clawback of any existing or future compensation of any individual. Nor will this vote necessarily result in a change in the elements or compensation programs of the Company, as those decisions remain vested in the Board of Directors. However, if the shareholders fail to give this proposal a favorable vote, the Board of Directors and Compensation Committee will investigate the reasons the resolution did not receive a majority vote. Further, this vote will be taken into consideration when future changes are considered in the elements of compensation, when compensation programs are adopted or changed, and when compensation amounts or incentive awards are approved for executive officers and certain senior managers of the Company.

Proposed Resolution

Resolved, that the shareholders of the Company approve, on an advisory basis, the compensation of the Company's named executive officers listed in the Summary Compensation Table included in this proxy statement, as disclosed in this proxy statement pursuant to the compensation disclosure rules of the SEC, including in the Compensation Discussion and Analysis, Summary Compensation Table, and the other related tables and disclosures.

Board of Directors' Recommendation

The Board of Directors recommends a vote FOR this resolution. Proxies solicited by the Board of Directors will be voted in favor of the resolution. The results of this vote will be disclosed in a filing made with the SEC within four business days after the Annual Meeting of the Shareholders and will be available for review on the Company's website, www.oldrepublic.com.

2023 Executive Compensation Vote

At the Company's 2023 Annual Meeting of the Shareholders approximately 94.8% of shares present in person or by proxy voted to approve the Company's executive compensation for 2022. The Compensation Committee and Board of Directors considered this vote when it reviewed executive compensation for 2023.

Executive Compensation

Compensation Discussion and Analysis

This Compensation Discussion and Analysis provides a detailed description of our executive compensation philosophy and objectives, explains how the Compensation Committee of the Board of Directors oversees and implements the Company's executive compensation program, and reviews the Committee's decisions regarding 2023 compensation for the named executive officers listed in the Summary Compensation Table.

Compensation Philosophy and Objectives

Compensation levels are set to enable the Company to attract, reward and retain executive officers and other employees critical to its long-term success. The Board of Directors believes that compensation paid to executive officers with policy-setting responsibilities should be closely aligned with the Company's performance on both a short-term and long-term basis.

Executive officers, including the CEO and CFO, do not have employment contracts. They and all other employees of the Company and its subsidiaries are "employees-at-will". Compensation for the CEO, CFO, other executive officers, and certain senior managers of the Company and its subsidiaries is set annually by the Compensation Committee of the Board of Directors based either on its sole determination or in consultation with the CEO, provided that the CEO does not consult on his own compensation.

Beginning in 2023, the Compensation Committee determined to shift to a more objective performance-based compensation program that more directly links executive compensation to the satisfaction of specified performance criteria and individual performance. In doing so, the Compensation Committee sought to establish a clear line of sight between performance, accountability, and incentive compensation for short-term and long-term incentive compensation. To this end, in March 2023, at the recommendation of the Compensation Committee, the Board approved the Old Republic International Corporation 2023 Performance Recognition Plan (the "PRP"), and the Compensation Committee awarded annual performance-based incentive target cash awards under the PRP for the named executive officers, as described below under the heading "2023 Performance Recognition Plan". Beginning in 2023, the PRP replaced the various Key Employee Performance Recognition Plans ("KEPRPs"), under which annual performance-based incentive awards were awarded for 2022 and prior years, as a means of providing cash incentive compensation to the Company's executive officers and certain senior managers.

Consistent with its shift to a more objective performance-based compensation program, in March 2024, the Compensation Committee granted equity awards to executive officers that include performance-based objectives. Approximately 60% of the notional value of equity compensation awards to executive officers include performance grants measured over a 3-year performance period. The performance grants earned will depend on the level of achievement (threshold, objective, or maximum) of the performance objectives over the performance period, based on a 50% weighting for each. Less than threshold will earn 0%, meeting the threshold will earn 50%, meeting the objective will earn 100%, and meeting or exceeding the maximum will earn 200%, with achievement levels between the threshold and the maximum interpolated accordingly. The two performance objectives are: (i) 3-Year Average Operating Return on Equity (which reflects the operating return on equity over the 3-year performance period) of 6% (threshold), 11% (objective), and 18% (maximum), and (ii) 3-Year Annual Compound Total Return in Book Value per share (including dividends) (which reflects the total return per share over the 3-year performance period) of 6% (threshold), 11% (objective), and 18% (maximum).

The Board of Directors and Compensation Committee reviewed last year's advisory "Say-on-Pay" shareholder vote concerning executive officer compensation and took into account that vote (94.8% of shares present in person or by proxy voted to approve) along with all other considerations in its review and determination of compensation for the current year. The Committee expects to also consider that vote and future votes concerning executive officer compensation when reviewing any possible changes in compensation programs. In addition, the Board reviewed last year's advisory shareholder vote on the frequency of having advisory shareholder votes on executive compensation, and taking into account that vote as well as its own recommendation, the Board determined that ORI will conduct "Say-on-Pay" votes on an annual basis until the next required shareholder advisory vote regarding the frequency of such votes.

The companies Old Republic selected as members of its peer group for 2023 are: American Financial Group, Inc., American International Group, Inc., W. R. Berkley Corporation, Chubb Limited, Cincinnati Financial Corporation, CNA Financial Corporation, Fidelity National Financial, Inc., First American Financial Corporation, The Hartford Financial Services Group, Inc., Stewart Information Services Corporation and The Travelers Companies, Inc. A comparison of the aggregate stock performance of Old Republic and this peer group appears in a chart in Part II of the Company's Annual Report on Form 10-K and elsewhere in this proxy statement.

Executive Compensation Practices

We are committed to sound executive compensation practices, and the Compensation Committee of the Board of Directors reviews executive compensation practices at least annually in furtherance of this commitment. In 2023, the Compensation Committee continued shifting to a more transparent performance-based incentive compensation program directly linking executive compensation to specified performance criteria for short-term cash incentive compensation and long-term equity incentive compensation.

Considerations in Reaching Compensation Decisions

With the goal of attracting, retaining, incentivizing, and rewarding executives, Old Republic focuses on the individual performance of the executives and rewards performance that the Compensation Committee believes will lead to both the short-term and long-term success of the Company and its subsidiaries. The Committee evaluates the Company's CEO and the other executive officers' performance and compensation primarily in the context of the following factors:

- Vision and planning in managing the Company for the long run;

- Strategies established and implemented to accomplish this important objective;

- Leadership qualities;

- Judgment in making decisions regarding plans and general management of the Company's affairs;

- Commitment to achieving goals, especially when faced with adversity;

- Ability in setting objectives and promoting the best interests of the Company's shareholders, the beneficiaries of its subsidiaries' insurance policies, and those of its other stakeholders; and

- Adherence to high ethical standards that promote and protect the Company's good name, culture and reputation.

None of these factors is given any greater weight than another. Rather, each Compensation Committee member subjectively reviews these factors in the aggregate and exercises business judgment in reaching conclusions. The Committee independently evaluates the CEO's performance and compensation, and that of other executive officers and certain senior managers in consultation with the CEO.

In setting performance objectives for awards granted under the PRP, the Committee considers, among other matters, the Company's financial performance, objectives, and strategy.

Elements of Compensation

The Compensation Committee has established a total compensation package designed to attract, retain, incentivize, and reward executives. The compensation paid to the CEO, CFO, other executive officers, and certain senior managers of the Company and its subsidiaries is comprised of the following elements treated as a total compensation package:

- Annual salary;

- Annual cash performance awards;

- Equity-based awards; and

- Other employment benefits such as life and health insurance and the 401(k) Plan.

Annual Salary Compensation Practices

The Company's objective in regard to all of its employees is to set annual salaries at amounts that:

- Are reasonably competitive in the context of prevailing salary scales in the insurance industry, and

- Provide a fixed, reasonable source of annual income commensurate with the individual's work responsibilities.

The primary factors considered, in varying degrees, in the establishment of annual salaries for executive officers and certain senior managers are:

- Business unit size and complexity of operations with which the individual is associated;

- The individual's level of responsibility and experience;

- The success of the business unit with which the individual is associated; and

- The individual's contribution to the business unit's success.

When making these evaluations, the prevailing salary scales in the insurance industry, the annual consumer price index, the trends in salary levels in published or private compilations and reports, and the data contained in the proxy statements of selected publicly held insurance organizations are taken into account. No formula, set benchmark or matrix is used in determining annual salary adjustments. The decision regarding each executive officer, other than the CEO, and certain senior managers is subjectively based upon all of the above factors, with the Compensation Committee members exercising their business judgment in consultation with the CEO. The Compensation Committee has sole authority for establishing CEO compensation based on the above factors and the Committee's business judgment.

The salaries of the executive officers are reviewed on an annual basis during the first quarter of the year, and concurrently with a promotion or other significant change in responsibilities. Prior compensation, including prior cash and/or deferred incentive awards, bonuses and prior gains from equity awards are not taken into account when setting current annual salaries for the CEO, CFO, and any other executive officer of the Company.

Incentive Awards and Bonuses

Beginning with performance year 2023, the PRP replaced the KEPRPs as a means of providing cash incentive compensation to executive officers and certain senior managers. The adoption of the PRP in March 2023 reflects the Compensation Committee's desire to shift to a more objective performance-based program and to provide for annual payouts based on satisfaction of specified performance objectives and individual performance. The Board's approval of the PRP is one part of the overall strategy to develop a clear line of sight between performance, accountability, and incentive compensation. These awards are intended to reward and retain executive officers, certain senior managers, and certain other employees of the Company and its subsidiaries, based on the level of achievement of performance-based objectives and management's and the Compensation Committee's review of their performance.

2023 Performance Recognition Plan (PRP)

Under the PRP, the Compensation Committee determines the amount of the performance-based award opportunity for a designated performance period based on specified performance criteria and performance objectives for each participant. The performance criteria used by the Compensation Committee may include either objective or subjective criteria that measure performance by the Company, an operating segment or other affiliate, and/or a participant's performance. These criteria may include, but are not limited to, customary industry, corporate, or financial performance measures. Each performance objective is weighted against the other performance objectives selected for an award and specifies the percentage that can be earned based on the level of achievement. Each cash award under the PRP is calculated by reference to the participant's target award approved by the Committee for the award year equal to a percentage of the participant's base salary. Cash awards are paid in the tax year following the performance period. Annual PRP cash awards also have a discretionary component that subjectively measures an individual's performance. The Compensation Committee determines the amounts paid under an award depending on the level of achievement of the applicable weighted performance objectives during the performance period.

Awards under the PRP have such vesting and change of control provisions as specified in the award agreement. In general, 2023 PRP award recipients must be employed by the Company or one of its affiliates on the date of payment for the award to vest. Notwithstanding the foregoing, (1) if an award recipient dies or becomes disabled during the performance period for the award, the executive's award will vest pro rata and (2) if an award recipient is terminated without cause or in connection with a change in control, the award will vest in full.

2023 Annual Performance-Based Cash Bonuses

The Compensation Committee awarded 2023 annual performance-based cash bonuses under the PRP (the "2023 PRP awards") in March 2024 based on award targets approved by the Committee in 2023. The performance period under the 2023 PRP awards was calendar year 2023. The Compensation Committee reviewed advice from Fredrick W. Cook, Inc. regarding market practices and considered Mr. Smiddy's recommendations for executive officers, other than himself, and certain senior managers.

The 2023 PRP awards granted to all of the named executive officers were dependent on the level of achievement of the following performance criteria (weighted as noted): (i) $/% change – Net Earned Premiums & Fees (excluding the results of the Title and RFIG run-off segments), which reflects the change in the amount of net earned premiums and fees earned during 2023 as compared to the prior year, of 2.0% (threshold), 5.0% (objective), 8.0% (maximum) (35% weighting); (ii) % Underwriting Margin/Combined Ratio (excluding the results of the RFIG run-off segment), which reflects underwriting margin/combined ratio for the performance period, of 99.5% (threshold), 93.0% (objective), 89.5% (maximum) (35% weighting); and (iii) a discretionary component approved by the Compensation Committee that subjectively measures an individual's performance during the performance period (30% weighting). For the two non-discretionary criteria, achievement levels less than threshold earned 0%, meeting threshold earned 50%, meeting objective earned 100%, and meeting or exceeding maximum earned 200%, with achievement levels between threshold and maximum interpolated accordingly. The achievement level of the discretionary component earned between 0% and 200%.

The 2023 PRP target bonus amount payable as a percentage of base salary for the named executive officers were: Mr. Smiddy, 165% of salary; Mr. Sodaro, 90% of salary; Messrs. Gray and Oberst, 130% of salary; and Mr. Lange, 110% of salary.

For 2023, the achievement level for the two non-discretionary criteria was as follows: $/% change – Net Earned Premiums & Fees (excluding Title and RFIG run-off segments) was 8.2% and % Underwriting Margin/Combined Ratio (excluding the results of the RFIG run-off segment) was 92.8%. The following table shows the target bonus amount, earned amount based on level of achievement for each of the performance criteria, and the total bonus amount for each of the named executive officers.

Executive	Target Bonus Amount	$/% change in Net Earned Premium and Fees	% Underwriting Margin/Combined Ratio	Discretionary	Total
Craig R. Smiddy	$1,529,000	$1,070,300	$565,731	$642,180	$2,278,211
Frank J. Sodaro	504,600	353,220	186,702	211,932	751,854
W. Todd Gray	766,133	536,293	283,470	321,776	1,141,539
Jeffrey P. Lange	605,000	423,500	223,850	254,100	901,450
Stephen J. Oberst	813,000	569,100	300,810	341,460	1,211,370

Equity Awards under Incentive Compensation Plans

The Company believes executive officers, certain senior managers, and certain other employees of the Company's and its subsidiaries who make substantial contributions to long-term performance should have an equity ownership in the Company to better align their interests with those of the shareholders. The most recent plan, the 2022 Incentive Compensation Plan, was approved by shareholders in May 2022. As a result of the approval by the shareholders of the 2022 Incentive Compensation Plan, no further awards were made under the prior plan, the 2016 Incentive Compensation Plan.

The 2022 Incentive Compensation Plan permits the granting of a broad variety of equity incentives, including any or all of the following types of awards: (1) stock options, (2) restricted stock awards, (3) restricted stock units, (4) performance grants, and (5) stock appreciation rights. The Compensation Committee has the authority to: (i) select the participants to whom awards may be granted; (ii) determine the type or types of awards to be granted; (iii) determine the number of awards; (iv) determine the terms and conditions of any award; (v) determine whether, to what extent, and under what circumstances awards shall be deferred; and (vi) determine whether, to what extent, and under what circumstances any award shall be canceled or suspended. As of March 1, 2024, 17,788,491 shares remain available for awards under the 2022 Incentive Compensation Plan.

The objective of the 2022 Incentive Compensation Plan is to encourage:

- Alignment of shareholder and employee interests;
- Employee efforts to grow shareholder value; and
- A commitment to the Company.

Accordingly, these awards have not been limited to the CEO, CFO, and other named executive officers, but have also been granted to several hundred employees of the Company and its subsidiaries. The factors considered when making these awards include:

- Business unit size and complexity of operations with which the individual is associated;
- The individual's level of responsibility and experience;
- The success of the business unit with which the individual is associated; and
- The individual's contribution to the business unit's success.

The relative significance of the above factors with respect to awards granted to the CEO, CFO, other named executive officers, certain senior managers, and certain other employees is determined subjectively by the Compensation Committee. The Compensation Committee gives consideration to the segmented and consolidated results of the Company using business judgment and consultation with the CEO for awards other than the CEO. The aggregate number of shares granted annually over the past three years to all employees, including the CEO, CFO, and other named executive officers has been approximately 1.1% of the then outstanding Common Stock of the Company.

These awards are typically made once a year, usually during the first quarter following receipt of the independent registered public accounting firm's report on the financial statements for the preceding year. The Compensation Committee approves the individual award granted to the CEO, CFO, and the other executive officers, and certain senior managers. The Compensation Committee also approves a total pool of awards to be made to other employees, with such awards to be determined by the CEO. Each award is made at the fair market value of the Company's Common Stock on the date the award is granted (the grant date).

When making these awards, the other sources of compensation for the participant, such as base salary and any other awards, are taken into account. The Compensation Committee does not take material nonpublic information into account when determining the timing and terms of these awards, and the Company does not time the disclosure of material nonpublic information for the purpose of affecting the value of executive compensation.

Pension Plan

The Old Republic International Employees Retirement Plan ("Company Pension Plan") assumed the obligations and assets of other retirement plans maintained by certain subsidiaries. All of these plans have been closed to new employees for many years. The accrued benefit levels available to each participant in the Company Pension Plan were frozen at December 31, 2013 and no new benefits have accrued to participants since that date.

Mr. Oberst is currently eligible for early retirement benefits and/or in-service withdrawals under the Company Pension Plan. Messrs. Smiddy, Sodaro, Gray, and Lange are not participants in the Company Pension Plan or any pension plan previously sponsored by a subsidiary of the Company. Under the Company Pension Plan, as it applies to Mr. Oberst, benefits were determined by taking into account 1.5% of the participant's "Final Average Monthly Earnings" (1/60th of the aggregate earnings of the employee during the period of the five consecutive years of service out of the last ten consecutive years of service that results in the highest "Final Average Monthly Earnings") multiplied by the participant's years of service. Earnings include base salary and commissions, but exclude bonuses and cash and deferred incentive compensation awards granted under any Company or subsidiaries' incentive plans or KEPRPs. Early retirement benefits are available under the Company Pension Plan for persons who are eligible and elect to retire after attaining age 55 provided they have at least five years of vested service with the Company. In this case, early retirement benefits are adjusted based upon the participant's age at retirement. The adjustment begins at 50% of normal benefits at age 55. For participants age 55 to 60, the early retirement benefits increase by 3.33% per year. Between ages 60 and 65, they increase by 6.66% per year until they reach 100%. Vested benefits can be paid upon an employee's attainment of age 70.5. The minimum age for participants to request an in-service withdrawal is 59.5.

ORI 401(k) Savings and Profit Sharing Plan

The 401(k) Plan, which has been in place since 1978 and was originally called Employees Saving and Stock Ownership Plan (ESSOP), is intended to encourage all of ORI's eligible employees to save in a tax-advantaged manner and benefit from Company matching contributions in the form of ORI Common Stock to build a stake in the Company's business. At March 1, 2024, the 401(k) Plan held approximately 6.9% of ORI's Common Stock.

Eligible employees who elect to participate in the 401(k) Plan by saving a portion of their pay may receive an employer match ranging from 20% to 140% of a maximum of 6% of the participant's first $150,000 in eligible annual compensation. The matching formula is based upon the percentages deferred by the participants and the increase in the Company's five-year running average of net operating earnings growth per share, adjusted for the effect of the RFIG run-off. Employees' savings are invested, at the employees' direction, in a number of publicly-traded mutual funds, and, for certain contributions to their 401(k) Plan accounts, they may elect to purchase the Company's Common Stock as an investment option. Employer matching contributions are initially contributed using the Company's Common Stock. Employees with three or more years of service as of the prior year's end may immediately diversify the investment of such matching contributions into alternative mutual funds available for investment under the 401(k) Plan. Further, such employees may also diversify all of the prior contributions of Company Common Stock at any time into such mutual funds. The number of times that employees may change their investments into or out of the Company's Common Stock is subject to an annual limitation. A participant becomes vested in the account balance allocated from employer contributions upon being totally and permanently disabled, death, or upon the earlier of attaining age 65 or being employed for 6 years. Vesting occurs in increments of 20% per year, beginning after one year of service. Benefits are payable upon termination of service, death or disability, or following retirement, and are subject to minimum distribution requirements set forth under the Internal Revenue Code. Benefits are also payable via in-service withdrawals, and the minimum age for participants to request in-service withdrawals is 59.5. The 401(k) Plan includes automatic enrollment contributions for new employees equal to 6% of the employee's compensation unless they opt out. The 401(k) Plan also allows for designated Roth contributions and in-plan Roth conversions. At the election of the participant, benefits derived from employer matching contributions are distributable either in cash or the Company's Common Stock at the time of a distributable event.

In addition to the matching contributions, employer discretionary contributions can be made under the 401(k) Plan similar to what was historically contributed through the Company's Baseline Security Plan, which was merged into the 401(k) Plan effective December 30, 2022. These annual discretionary contributions are performance-based with an emphasis on the long-term underwriting and related services profitability of the individual subsidiaries or groups thereof that employ participants. Discretionary contributions are approved each year by ORI's Compensation Committee and Board of Directors following the receipt of all pertinent audit reports for the Company and its subsidiaries. Discretionary contributions are characterized as a percentage of the participant's first $150,000 in eligible annual compensation. These employer discretionary contributions are made in cash and subject to the participants' investment elections.

Other Benefits

The Company does not provide any significant compensation by way of perquisites or personal benefits to its executive officers or any other employees. Such benefits that are provided in very few cases include the personal value attributed to the use of Company-supplied automobiles, the personal value of club memberships, and the value of certain personal meals incurred in connection with Company business. The value of these benefits to the CEO, CFO, and other named executive officers were insignificant and are included with other amounts in the "All Other Compensation" column of the Summary Compensation Table appearing elsewhere in this proxy statement.

Clawback Policy

The Company has adopted a clawback policy that generally provides, in the event of an accounting restatement, the Company shall seek to recover, reasonably promptly, all erroneously awarded compensation from an executive officer during the time period covered in accordance with the Section 303A.14 of the NYSE Listed Company Manual and Section 10D and Rule 10D-1 of the Exchange Act. The determination of the amount of erroneously awarded compensation, in the case of an accounting restatement, will be made without regard to any individual knowledge or responsibility related to the accounting restatement or the erroneously awarded compensation. Notwithstanding the foregoing, if the Company is required to undertake an accounting restatement, the Company shall recover the erroneously awarded compensation unless the recovery is determined to be impracticable by the Compensation Committee in accordance with the clawback policy. The foregoing description is qualified by reference to the Company's complete clawback policy, which is filed as an exbibit to the Company's annual report on Form 10-K.

Hedging and Pledging Prohibited

The Company has a policy prohibiting any director or executive officer (a covered individual) from hedging the economic risk of his or her ownership of the Company's securities. Under this policy, a covered individual is prohibited from entering into any derivative transaction on the Company's securities (e.g., any short-sale, forward, option, collar, etc.). Further, the policy does not allow a covered individual to pledge the Company's securities at any time, which includes holding Company securities in a margin account or using Company securities as collateral for a loan.

Stock Ownership Guidelines

The Company encourages all of its employees to own Company Common Stock directly or through employee benefit plans such as its 401(k) Plan. All of its executive officers and directors own shares of the Company's Common Stock. The table under the heading ''Principal Holders of Securities'' elsewhere in this proxy statement shows the nature and amount of such holdings.

The Company also has an equity ownership policy for its directors and senior officers. Pursuant to this policy, directors are required to acquire holdings in the Company's Common Stock with a value of at least $250,000. New directors are allowed to take three years during which to acquire such ownership, with the valuation of the shares equivalent to the greater of the current market value attained at any point in time, or the original acquisition cost. For certain other senior officers of the Company, the recommended value of Common Stock ownership is based upon the following multiples of the officer's base salary:

CEO of the Company	6 times
President of the Company	4 times
Other senior officers of the Company	1.5 times

In measuring compliance with the Company's stock ownership requirement for officers, the Company will consider the following: (i) the greater of current market value attained at any time or the acquisition cost of shares owned directly, however acquired; and shares held by Company's benefit or compensation plans as well as other shares beneficially owned and (ii) the value of deferred compensation accounts. Newly appointed senior officers subject to this policy have five years to meet the pertinent requirement. All of the Company's directors and executive officers either currently hold in excess of the requirement that applies to them or are within the respective three- or five-year time period permitted for compliance.

Compensation Committee Interlocks and Insider Participation

During 2023, the Compensation Committee was comprised of Steven J. Bateman, Lisa J. Caldwell, John M. Dixon, Peter B. McNitt, Glenn W. Reed, J. Eric Smith, Arnold L. Steiner (until May 25, 2023), and Fredricka Taubitz, none of whom was an employee or a current or former officer of the Company or any of its subsidiaries during their time in service on the Compensation Committee and none of whom had any relationship with the Company requiring disclosure under this caption under SEC rules.

Compensation Committee Report For 2023

The Compensation Committee has reviewed and discussed with the Company's management the Compensation Discussion and Analysis ("CD&A") contained in this proxy statement. Based upon this review and discussion, the Compensation Committee recommended that the CD&A be included in this proxy statement and incorporated by reference into the Company's Annual Report on Form 10-K for the year ended December 31, 2023.

By the Compensation Committee:

Steven J. Bateman	Glenn W. Reed
Lisa J. Caldwell	J. Eric Smith
John M. Dixon	Fredricka Taubitz
Peter B. McNitt (Chair)	

Executive Compensation Tables

Summary Compensation Table

The following table shows the compensation for the named executive officers of the Company.

(a) Name and Principal Positions	(b) Year	(c) Salary	(d) Bonus[1]	(e) Restricted Stock Awards ("RSAs")[2]	(f) Value of Stock Option Awards[3]	(g) Non-equity Incentive Compensation Awards[4]	(h) Change in Pension Value and Nonqualified Deferred Compensation Earnings[5][6]	(i) All Other Compensation[7]	(j) Total ($)
SUMMARY COMPENSATION TABLE									
Craig R. Smiddy									
President and Chief Executive Officer	2023	$926,667	$—	$1,933,420	$652,000	$2,278,211	$—	$37,019	$5,887,317
	2022	890,000	1,451,018	1,638,000	554,400	—	—	6,592	4,540,010
	2021	863,333	1,244,483	—	261,800	—	—	22,676	2,392,292
Frank J. Sodaro									
Senior Vice President and Chief Financial Officer	2023	560,667	—	607,750	228,200	751,854	—	30,677	2,179,148
	2022	523,000	439,495	468,000	184,800	—	—	60,837[8]	1,676,132
	2021	367,500	403,304	—	56,100	—	—	61,065[8]	887,969
W. Todd Gray									
Executive Vice President and Treasurer	2023	589,333	—	607,750	228,200	1,141,539	—	26,968	2,593,790
	2022	558,667	623,678	468,000	184,800	—	—	22,647	1,857,792
	2021	535,000	570,369	—	74,800	—	—	18,665	1,198,834
Jeffrey P. Lange									
Senior Vice President — Underwriting and Distribution	2023	550,000	—	607,750	228,200	901,450	—	32,729	2,320,129
Stephen J. Oberst									
Executive Vice President	2023	626,346	—	850,850	293,400	1,211,370	33,099	73,198	3,088,263
	2022	604,808	812,032	702,000	246,400	—	—	52,623	2,417,863
	2021	588,077	738,131	—	121,550	—	—	73,037[9]	1,520,795

1. The awards in this column include the combined cash and deferred incentive compensation awards granted under the ORI KEPRP or the KEPRP of one of its subsidiaries in 2022 and 2021. The first $50,000 of KEPRP awards was paid in cash and 50% of any excess was paid in cash at the time of award and 50% was paid in cash but deferred and usually not payable before the person retires at age 55 or later. Prior to August 2023, the deferred amounts accrued interest at a composite rate for awards made after 2004. Since August 2023, the named executive officers can accrue investment gains or losses based on their hypothetical investment elections (if any) instead of receiving the default composite interest rate adjustment. The amounts set forth in this column include the amount of the KEPRP awards granted in 2022 and 2021 as well as interest accrued during those two respective years on deferred balances from prior years' awards. No further awards under the KEPRPs were made after the 2022 awards, and beginning in 2023, annual cash incentive awards are made under the PRP and are disclosed in column (g) of this table. Interest accrued in 2023 on deferred balances from prior years' KEPRP awards is reported in the Nonqualified Deferred Compensation table.

2. The RSA awards shown in this column were made pursuant to the 2022 Incentive Compensation Plan. These shares vest over a three-year term beginning one year after they were awarded and are subject to forfeiture under certain conditions. The value shown is based upon the price of the Company's Common Stock (i) for the 2023 awards, on March 16, 2023, the date of grant, and (ii) for the 2022 awards, on May 26, 2022, the date the Company's shareholders approved the 2022 Incentive Compensation Plan.

3. The option awards in this column (f) were made pursuant to the 2016 Incentive Compensation Plan for 2021 and the 2022 Incentive Compensation Plan for 2022 and 2023. For 2022 and 2023, the options vest similar to the RSA awards described in (2) above. For 2021, the options vest 10% at the end of the year of grant, and thereafter annually at the rates of 15%, 20%, 25% and 30% so that at the end of the 5th fiscal year after the grant they are 100% vested; if the optionee dies, retires in good standing after age 57, or becomes disabled, vesting acceleration occurs. In such cases and in the event of change in control of the Company, vesting accelerates to the extent of the greater of 10% of the shares covered for each year of service by the optionee or the actual vested percentage plus 50% of the unvested remaining shares. In the case of any option granted to an optionee who, as of the grant date: (i) has attained age 65, (ii) is currently an employee of the Company or a subsidiary, and (iii) has been employed by the Company or a subsidiary for ten (10) years or longer, such options are considered fully vested as of the grant date.

The option values represent the estimated present value as of the date the options were granted as calculated utilizing the Black-Scholes-Merton model. Accordingly, the option awards included under this column were granted in the years shown and reflect, among other factors previously noted, an evaluation of earnings trends and returns on equity for prior years. The significant factors and assumptions incorporated in the Black-Scholes-Merton model used to estimate the value of the options include the following:

a) Options are issued with an exercise price equal to 100% of the per share value at the close of trading (the "Fair Market Value" of Common Stock) on the date of grant. The grant date is the date the Compensation Committee grants an option and the date from which the option term shall be measured.

b) The term of each option is 10 years (unless such terms are otherwise shortened or forfeited due to termination of employment) and it is assumed that these executives will hold these options for an average of 8 years.

c) Specific interest rates are used for valuing the awards. Such rates are predicated on the interest rate on U.S. Treasury securities on the date of grant with a maturity date corresponding to that of the expected option life.

d) A stock price volatility factor is utilized in valuing the option awards. This factor is calculated using closing stock prices for the period prior to the date of grant corresponding with the expected option life.

e) Expected annual dividend yields ranging between 4.2% and 5.0% are used in the calculation of the awards.

The ultimate value of the options will depend on the future market price of the Company's Common Stock, which cannot be forecasted with reasonable accuracy. The actual value, if any that an optionee may realize upon exercise of an option will be based on the excess of the market value over the exercise price on the date the option is exercised.

4. The awards in this column reflect amounts paid for 2023 performance pursuant to annual performance-based cash incentive awards under the PRP. Additional details regarding these awards are described above under the heading "2023 Annual Performance-Based Cash Bonuses."

5. Represents the aggregate change in the actuarial present value of the accumulated benefits under the Company Pension Plan. Plan benefits were frozen as of December 31, 2013. For 2022, and 2021, the year-over-year change in the present value of accumulated benefits resulted in a negative amount for Mr. Oberst of $197,361 and $26,027, respectively, because of changes in underlying actuarial assumptions. SEC rules require that these negative changes be treated as zeros.

6. The Company does not have any non-qualified deferred compensation plans that credit above market or preferential earnings to participants.

7. Includes: (a) the Company's matching contribution to the executive officers' 401(k) Plan accounts, (b) the Company's discretionary contributions to the executive officer's 401(k) Plan (historically, contributions to the Baseline Security Plan) accounts, (c) the value of the Company's group term life insurance plan treated as income, (d) the value of the personal use of any vehicle supplied for Company business, and (e) the personal value of meals and club dues incurred for Company business.

8. Included in column (i) is $39,469, the value of 1,503 shares of restricted stock that were awarded to Mr. Sodaro in 2017 as a "sign-on" bonus that vested in 2021, and $35,952, the value of 1,503 shares of this restricted stock awarded that vested in 2022.

9. Includes $42,643 in housing expenses covered by the Company in connection with Mr. Oberst's accommodations in Chicago for 2021.

Grants of Plan-Based Awards in 2023

The following table sets forth certain information regarding restricted stock awards and options to purchase shares of Common Stock granted in 2023 to the named executive officers in the Summary Compensation Table. The value of the options reported in this table is calculated pursuant to the Black-Scholes-Merton model. Additional information about how these values are determined is disclosed as part of the Summary Compensation Table.

Name	Grant Date	Number of Shares of Restricted Stock[1]	Number of Securities Underlying Options[2]	Exercise or Base Price of Option Awards	Grant Date Fair Value of Option and Fair Value of Restricted Stock Award
Craig R. Smiddy	3/16/2023		200,000	$24.31	$652,000
	3/16/2023	82,000			1,933,420
Frank J. Sodaro	3/16/2023		70,000	24.31	228,200
	3/16/2023	25,000			607,750
W. Todd Gray	3/16/2023		70,000	24.31	228,200
	3/16/2023	25,000			607,750
Jeffrey P. Lange	3/16/2023		70,000	24.31	228,200
	3/16/2023	25,000			607,750
Stephen J. Oberst	3/16/2023		90,000	24.31	293,400
	3/16/2023	35,000			850,850

1. Restricted stock awards awarded in 2023 are subject to restrictions that lapse in three equal installments beginning one year after the date of the award. If a grantee dies or retires due to disability, the outstanding restrictions will lapse and the awards will vest immediately. If a grantee retires in good standing after attaining age 65 and 10 years of service, outstanding awards will continue to vest in accordance with their schedule. In addition, the 2022 Incentive Compensation Plan contains additional terms regarding the lapse of restrictions upon a change of control of the Company. All dividends and distributions (or the cash equivalent thereof) with respect to a restricted stock award accrued before the risk of forfeiture lapses will also be compensation income to the Participant when paid.

2. The term of each option is 10 years from the grant date. Options vest in three equal installments beginning one year after the date of the award. If an optionee dies or retires due to disability, outstanding options will vest immediately. If an optionee retires in good standing after attaining age 65 and with 10 years of service, outstanding options will continue to vest in accordance with their schedule. After the occurrence of one of the foregoing events, vested options are exercisable prior to the earlier of the option expiration date or the fourth anniversary after the preceding listed events. Upon a separation from service without cause, vested options are exercisable prior to earlier of the option expiration date of the fourth anniversary of the separation date. In addition, the 2022 Incentive Compensation Plan contains additional terms regarding exercisability upon the change of control of the Company.

Outstanding Equity Awards at Year End 2023

The following table sets forth information regarding unexercised options and unvested restricted stock held by the named executive officers.

Name	Number of Securities Underlying Unexercised Options Exercisable	Number of Securities Underlying Unexercised Options Unexercisable[1]	Option Exercise Price	Option Expiration Date	Number of Shares of Restricted Stock that have not vested[2]	Market Value of Shares of Restricted Stock that have not vested[3]
				Outstanding Equity Awards at Year End 2023		
Craig R. Smiddy	14,500	—	$16.06	03/19/24		
	12,500	—	15.26	03/19/25		
	25,000	—	18.14	03/23/26		
	30,000	—	19.98	03/22/27		
	50,000	—	20.98	02/20/28		
	70,000	—	21.12	03/19/29		
	25,000	—	21.99	08/20/29		
	84,000	36,000	22.72	02/25/30		
	63,000	77,000	21.30	03/09/31		
	59,940	120,060	24.49	03/10/32		
	—	200,000	24.31	03/16/33	128,690	$3,783,486
Frank J. Sodaro	10,000	—	20.98	02/20/28		
	15,000	—	21.12	03/19/29		
	14,000	6,000	16.17	03/17/30		
	13,500	16,500	21.30	03/09/31		
	19,980	40,020	24.49	03/10/32		
	—	70,000	24.31	03/16/33	38,340	1,127,196
W. Todd Gray	1,500	—	19.98	03/22/27		
	4,125	—	20.98	02/20/28		
	6,750	—	21.12	03/19/29		
	15,000	7,500	22.72	02/25/30		
	18,000	22,000	21.30	03/09/31		
	19,980	40,020	24.49	03/10/32		
	—	70,000	24.31	03/16/33	38,340	1,127,196
Jeffrey P. Lange	8,250	—	21.12	03/19/29		
	9,000	6,000	16.17	03/17/30		
	10,500	16,500	21.30	03/09/31		
	13,320	26,680	24.49	03/10/32		
	—	70,000	24.31	03/16/33	31,670	931,098
Stephen J. Oberst	16,000	—	18.14	03/23/26		
	21,000	—	19.98	03/22/27		
	24,000	—	20.98	02/20/28		
	28,000	—	21.12	03/19/29		
	15,000	—	21.99	08/20/29		
	24,750	30,250	22.72	02/25/30		
	29,250	35,750	21.30	03/09/31		
	26,640	53,360	24.49	03/10/32		
	—	90,000	24.31	03/16/33	55,010	1,617,294

1. Unexercisable options will vest and become exercisable in approximately equal installments as follows: the options expiring on 02/25/30 and 3/17/30 vest on 12/31/24; the options expiring on 03/09/31 vest on 12/31/24 and 12/31/25; the options expiring on 03/10/32 vest on 3/10/24 and 3/10/25; and the options expiring on 03/16/33 vest on 3/16/24, 3/16/25, and 3/16/26.

2. The amounts shown consist of the following Restricted Stock Awards:

Name	2022 RSAs	2023 RSAs
Craig R. Smiddy	46,690	82,000
Frank J. Sodaro	13,340	25,000
W. Todd Gray	13,340	25,000
Jeffrey P. Lange	6,670	25,000
Stephen J. Oberst	20,010	35,000

The 2022 RSAs vest in three approximately equal annual installments beginning May 26, 2023. The 2023 RSAs vest in three approximately equal annual installments beginning March 16, 2024.

3. The market value shown was determined by multiplying the number of shares of restricted stock that have not yet vested by $29.40, which represents the closing market price per share of the Company's Common Stock on the NYSE on December 29, 2023, the last trading day of fiscal 2023.

Option Exercises and Stock Vested in 2023

The following table sets forth certain information regarding exercises of stock options by the named executive officers and shares acquired by the named executive officers upon the vesting of restricted stock awards, in each case during 2023.

Stock Option Exercises and Restricted Stock Vested During 2023				
	Option Awards		Restricted Stock Awards	
Name	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Restricted Shares Acquired on Vesting	Value Realized on Vesting
Craig R. Smiddy	—	—	14,727	$575,291
Frank J. Sodaro	—	—	4,708	164,369
W. Todd Gray	—	—	4,708	164,369
Jeffrey P. Lange	—	—	3,330	82,184
Stephen J. Oberst	26,500	$317,410	6,793	246,553

Pension Benefits in 2023

The following table sets forth the payments and present value of the estimated benefits payable to named executive officers under the Company Pension Plan. The accrued benefit levels available to each participant in the Company Pension Plan were frozen at December 31, 2013 and no new benefits have accrued to participants since that date.

Pension Benefits				
Name	Plan Name	Number of Years Credited Service	Present Value of Accumulated Benefit[1]	Payments During Last Fiscal Year
Craig R. Smiddy	None	—	—	—
Frank J. Sodaro	None	—	—	—
W. Todd Gray	None	—	—	—
Jeffrey P. Lange	None	—	—	—
Stephen J. Oberst	Company Plan	13.1	$381,172	—

1. The present value of accumulated benefits payable following assumed retirement is calculated using interest and mortality assumptions consistent with those used for financial reporting purposes with respect to the companies' audited financial statements. No discount is assumed for separation prior to retirement due to death, disability or termination of employment. The amount shown is based upon accrued service through year end 2013 when Plan benefits were frozen.

Nonqualified Deferred Compensation in 2023

As discussed above, beginning in 2023 the PRP replaced the KEPRPs as the means of providing cash incentive compensation to the named executive officers, and no further contributions of deferred compensation will be made by the Company under the KEPRPs. Under the prior KEPRP awards, a portion of the award was mandatorily deferred, generally until the person retires at age 55 or later, and participants were not permitted to voluntarily make additional contributions to the KEPRPs. The following table sets forth for each named executive officer the aggregate deferred balances as of December 31, 2023 of the deferred portions of the prior KEPRP awards that constitute non-qualified deferred compensation, together with the earnings credited thereon.

Name	Aggregate Earnings 2023[1][2]	Aggregate Deferred Balance as of December 31, 2023[3]
Craig R. Smiddy	$136,500	$3,671,269
Frank J. Sodaro	22,080	593,863
W. Todd Gray	182,271	1,767,237
Jeffrey P. Lange	47,554	1,279,007
Stephen J. Oberst	98,259	2,711,764

1. The portion of an executive's account balance accrued on or after January 1, 2005 receives an interest credit calculated under the terms of the applicable KEPRP. The interest credit is a specified percentage of the composite investment income yield for the prior year. In addition, beginning in August 2023 and in lieu of the default composite interest rate, participants were given the opportunity to accrue investment gains or losses based on hypothetical investment elections from a menu of investments similar to the ORI 401(k) Plan (with the exception of Company Common Stock).

2. None of the amounts reported in this column are reported in the Summary Compensation Table.

3. The following amounts were reported in the Summary Compensation Table in prior years: $3,094,637 for Mr. Smiddy, $375,299 for Mr. Sodaro, $957,547 for Mr. Gray, $0 for Mr. Lange, and $1,313,111 for Mr. Oberst.

Potential Payments upon Termination or Change of Control

None of the executive officers or any other employee of the Company and its subsidiaries have employment contracts. All are considered "at-will" employees. Further, the Company has no change of control or severance agreements such as "golden parachutes" in place for any of its executive officers. However, awards under certain of the benefit plans referred to above would be affected, in limited ways, by a change of control of the Company (depending on whether the awards are assumed or not in a change in control transaction and whether the grantee experiences a separation of service without cause) or certain terminations of employment. Such an event would not result in additional compensation or benefits being paid to any executive officer or employee for the Company. Rather, depending on whether the awards are assumed or not in the transaction and whether or not the grantee experiences a separation of service without cause, the effect may be to accelerate the vesting of benefits or payments under such plans.

Provided below are summaries by plan of the accelerated vesting provisions under the plans with respect to an executive's termination of employment or a change of control in which the awards are not assumed.

2023 Performance Recognition Plan

Under the PRP, an executive officer is required to be actively employed by the Company or one of its affiliates on the date of payment to receive an award thereunder, and then solely to the extent of the achievement of the applicable performance goals. Awards are paid in the tax year following the performance period. Notwithstanding the foregoing, if an executive dies or becomes disabled during the performance period, the executive's award will vest pro rata and will be paid at the same time other awards are paid. In addition, if the executive is terminated without cause in connection with a change in control, the award will vest in full. The amount actually paid on a vested (or pro rata vested) award is subject to the level of achievement of the performance objectives.

2016 Incentive Compensation Plan

Under the Company's 2016 Incentive Compensation Plan, option awards vest 10% at the end of the year of grant, and thereafter annually at the rates of 15%, 20%, 25% and 30% so that at the end of the 5th fiscal year after the grant all options are 100% vested. Upon a change of control, if the surviving or successor entity does not assume the option awards, then vesting accelerates to the extent of the greater of 10% of the shares covered for each year of service by the executive or the actual vested percentage plus 50% of the unvested remaining shares. In addition, similar accelerated vesting of option awards under the 2016 Incentive Compensation Plan occurs in the event of an executive's retirement in good standing after attaining age 57, death, or retirement due to disability.

2022 Incentive Compensation Plan

For option awards issued under the 2022 Incentive Compensation Plan, the options vest over a graded three-year period, with all unvested options immediately vesting upon a change of control of the Company in the event the surviving or successor entity does not assume an executive's option awards, or if the option awards are assumed and the executive is terminated within 36 months after the change of control. Any awards of restricted stock under our 2022 Incentive Compensation Plan will immediately vest and become nonforfeitable upon a change of control. Upon an executive's death or retirement due to disability, all outstanding awards under the 2022 Incentive Compensation Plan will immediately vest and become nonforfeitable. In addition, an executive's retirement in good standing after attaining age 65 and 10 years of service will result in continued vesting of awards under the 2022 Incentive Compensation Plan.

Deferred Compensation Under KEPRP

Upon a change of control any non-qualified deferred compensation balances, including any unallocated amounts required to be reallocated, provided under the KEPRP will immediately vest and become payable to an executive on the first day of the calendar quarter following the date of the change of control. Upon termination of employment for any reason, the account balance is only paid to the extent vested and is payable in quarterly installments over a 5-year period, beginning upon the later of age 55 and termination of employment.

In the table below, for illustrative purposes, we have calculated the estimated payments assuming the full acceleration of vesting of all outstanding awards upon a change in control of the Company where the acquiror neither assumes outstanding awards nor provides substitute awards. For purposes of quantifying payments and benefits, amounts are calculated for each of the named executive officers as if the change of control of the Company occurred on December 31, 2023, the last day of the Company's fiscal year and using a per share value of $29.40, which represents the closing market price per share of the Company's Common Stock on the NYSE on December 29, 2023, the last trading day of fiscal 2023.

Potential Payments Upon Termination or Change in Control for Named Executive Officers

	Payments and Benefits	Involuntary or Constructive Termination	Change in Control	Involuntary or Constructive Termination following a Change in Control	Death/ Disability	Retirement	Voluntary Resignation
Craig R. Smiddy	Performance Recognition Plan[1]	$0	$0	$1,529,000	$1,529,000	$0	$0
	Acceleration of Stock and Option Awards[2][4]	0	5,960,855	5,960,855	5,960,855	0	0
	KEPRP Account Balance[3]	3,671,269	3,671,269	3,671,269	3,671,269	3,671,269	3,671,269
	Total	$3,671,269	$9,632,124	$11,161,124	$11,161,124	$3,671,269	$3,671,269
Frank J. Sodaro	Performance Recognition Plan[1]	$0	$0	$504,600	$504,600	$0	$0
	Acceleration of Stock and Option Awards[2][5]	0	1,794,922	1,794,922	1,794,922	0	0
	KEPRP Account Balance[3]	356,318	593,863	593,863	356,318	356,318	356,318
	Total	$356,318	$2,388,785	$2,893,385	$2,655,840	$356,318	$356,318
W. Todd Gray	Performance Recognition Plan[1]	$0	$0	$766,133	$766,133	$0	$0
	Acceleration of Stock and Option Awards[2][6]	0	1,810,192	1,810,192	1,810,192	0	0
	KEPRP Account Balance[3]	1,413,790	1,767,237	1,767,237	1,413,790	1,413,790	1,413,790
	Total	$1,413,790	$3,577,429	$4,343,562	$3,990,115	$1,413,790	$1,413,790
Jeffrey P. Lange	Performance Recognition Plan[1]	$0	$0	$605,000	$605,000	$0	$0
	Acceleration of Stock and Option Awards[2][7]	0	1,566,026	1,566,026	1,566,026	0	0
	KEPRP Account Balance[3]	767,404	1,279,007	1,279,007	767,404	767,404	767,404
	Total	$767,404	$2,845,033	$3,450,033	$2,938,430	$767,404	$767,404
Stephen J. Oberst	Performance Recognition Plan[1]	$0	$0	$813,000	$813,000	$0	$0
	Acceleration of Stock and Option Awards[2][8]	0	2,606,384	2,606,384	2,606,384	0	0
	KEPRP Account Balance[3]	2,711,764	2,711,764	2,711,764	2,711,764	2,711,764	2,711,764
	Total	$2,711,764	$5,318,148	$6,131,148	$6,131,148	$2,711,764	$2,711,764

1   Amount reflects the target value of the PRP award granted in 2023 and assumes performance was achieved at the target level.

2   Amount assumes that (a) all unvested options under the option awards under both the 2016 and 2022 Incentive Compensation Plans have vested and are immediately exercisable and (b) reflects the total value based on the difference between: (i) the market price of our Common Stock underlying the accelerated stock options as of

December 31, 2023, and (ii) the exercise price of the stock options. See the Outstanding Equity Awards at Year-End table for the applicable exercise prices. For restricted stock, the amount assumes the total value of the restricted stock that would become immediately vested upon a change of control, valued using the market price of our Common Stock as of December 31, 2023. For purposes of accelerated vesting upon a termination due to "disability"', executive must be determined to have a physical or mental impairment that is expected to result in death or to last for a continuous period of not less than 12 months during which executive is unable to engage in any substantial gainful activity by reason of such impairment.

3   The table shows executive's KEPRP account balance (including any earnings) as of December 31, 2023. In the event of his involuntary termination, or death on that date, executive (or his beneficiary in the event of his death) would be entitled to receive his account balance paid in quarterly installments over a 5-year period. In the event of a change in control of the Company on that date, the executive's account balance would become immediately vested and payable. There is no payment on termination due to disability.

4   For Mr. Smiddy, the value reported represents the value of accelerated vesting of 128,690 shares of restricted stock and stock options covering 373,120 shares of Company Common Stock.

5   For Mr. Sodaro, the value reported represents the value of accelerated vesting of 38,340 shares of restricted stock and stock options covering 112,540 shares of Company Common Stock.

6   For Mr. Gray, the value reported represents the value of accelerated vesting of 38,340 shares of restricted and stock options covering 119,540 shares of Company Common Stock.

7   For Mr. Lange, the value reported represents the value of accelerated vesting of 31,670 shares of restricted stock and stock options covering 105,860 shares of Company Common Stock.

8   For Mr. Oberst, the value reported represents the value of accelerated vesting of 55,010 shares of restricted stock and stock options covering 168,970 shares of Company Common Stock.

Equity Compensation Plan Information

The following table sets forth certain information regarding securities authorized for issuance under the Company's Incentive Compensation Plans as of year-end 2023. The Company's Incentive Compensation Plans have been approved by the shareholders.

Equity Compensation Plan Status as of Year End 2023			
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted-average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	10,870,214	$22.10	17,788,491
Equity compensation plans not approved by security holders	—	—	—
Total*	10,870,214	$22.10	17,788,491

*   A total of 74,788 options from the 2014 grant year included in this total were either exercised or expired between January 1, 2024 and March 1, 2024.

CEO Pay Ratio Disclosure

The Compensation Committee and Board of Directors believe that executive compensation, particularly as it applies to the Company's CEO and other executive officers, should be related to the responsibilities undertaken and be consistent with the Company's intermediate and long-term performance. In this context, and in accordance with the requirements of The Dodd-Frank Act, as well as the SEC rules adopted pursuant to it, the Company is reporting the ratio of the total annual compensation of the CEO to that of the "Median Employee".

For purposes of computing the ratio, Mr. Smiddy's compensation is the same as is shown in the Summary Compensation Table. The total annual compensation for the Median Employee was determined as of December 31, 2023 by preparing a list of all U.S.- based employees of the Company's U.S. subsidiaries at year-end 2023 (excluding the CEO) in the order of the highest to the lowest total gross compensation (excluding retirement plan contributions). Non-U.S. employees were excluded as they accounted for approximately 140 persons employed in Canada out of a total of approximately 9,200 Company employees. Pursuant to the pay ratio rule, the compensation of those non-U.S. employees was considered to be de minimis. The compensation for employees who did not work for the Company or one of its subsidiaries for all of 2023 was annualized in arriving at the Median Employee's compensation. The Median Employee's total compensation was established by using the same elements of compensation as are shown in the Summary Compensation Table for the CEO.

The total annual compensation of the Company's CEO - Craig R. Smiddy:	$5,887,317
The total annual compensation of the Median Employee:	$83,972
Ratio of the CEO's compensation to the Median Employee:	70 to 1

Pay Versus Performance

The Board of Directors and the Compensation Committee, in particular, consider Company performance in connection with the determination of compensation for the executive officers and certain senior managers of the Company. The Company makes an effort to align executive officer compensation with shareholder value on an annual and long-term basis. The Company believes that its history of growth over many decades is, in part, a result of its compensation programs that encourage longer-term growth and the building of long-term shareholder value rather than short-term results and that compensation has been aligned and balanced with shareholder returns.

During the periods presented in the table and charts below, the Board of Directors and Compensation Committee retained Fredrick W. Cook, Inc. to review the Company's compensation programs and procedures applicable to the Company's executive officers and directors. The consultant was asked to provide a comparison of the compensation programs of companies similar in size, operation and organization to the Company, including a review of a peer group of companies determined by the Committee to be appropriate for comparison. As a result of this review, during the periods presented in the following tables and charts, the Company made appropriate and necessary adjustments to the named executive officers' compensation, including a shift to a larger percentage of the named executive officers' compensation to long-term incentive awards.

As required by Item 402(v) of Regulation S-K, we are providing the following table that illustrates the relationship between executive "compensation actually paid" (as defined by Item 402(v) of Regulation S-K) and certain measures of financial performance of the Company. The table below illustrates the compensation for our principal executive officer (PEO, also known as our CEO) and the average compensation amounts for our remaining named executive officers (NEOs).

| Year | Summary Compensation Table Total for CEO[1] | Compensation Actually Paid to CEO[1,3] | Average Summary Compensation Table Total for remaining NEOs[1] | Compensation Actually Paid to remaining NEOs[1,3] | Value of Initial Fixed $100 Investment Based On: | | Net Income | Net Operating Income[2] | Underwriting Income[2] |
					Old Republic Total Shareholder Return (TSR)	Peer Group TSR[4]		($ Millions)	
2023	$5,887,317	$8,767,147	$2,545,333	$3,466,466	$180.36	$147.60	$598.6	$749.5	$430.6
2022	4,540,010	5,056,150	2,056,345	2,196,828	142.78	138.20	686.4	845.1	665.8
2021	2,392,292	3,259,180	1,243,941	1,471,040	133.84	124.70	1,534.3	935.9	785.9
2020	1,882,098	1,643,582	1,268,335	1,175,383	92.36	92.69	558.6	670.8	435.2

1. Mr. Smiddy was the Company's CEO for each year presented. For 2023, the remaining NEOs were Messrs. Sodaro, Gray, Lange, and Oberst. For 2022, the remaining NEOs were Messrs. Sodaro, Gray, Oberst, and Yeager. Mr. Yeager retired from the Company on June 31, 2023. For 2021, the remaining NEOs were Messrs. Mueller, Sodaro, Gray, Oberst, and Yeager. Mr. Mueller retired from the Company on June 30, 2021. Mr. Sodaro was appointed the Company's CFO on July 1, 2021 and became an NEO at that time. For 2020, the remaining NEOs were Messrs. Mueller, Gray, Oberst, and Yeager.

2. The Company has determined that net operating income and underwriting income are the financial measures that best link company performance to compensation actually paid to the Company's NEOs for the most recently completed fiscal year. Net operating income reflects net income excluding investment gains (losses) which is used in calculating operating return on equity, one of the performance measures of our long-term incentive compensation plan. Underwriting income reflects net premiums and fees earned and the associated combined ratio, both of which are performance measures of our short-term incentive compensation plans. The evaluation of periodic and long-term results via these measures excluding consideration of all investment gains (losses) provides a better way to analyze, evaluate and establish accountability for the results of the insurance operations.

3. Amounts are calculated in accordance with the method required by Item 402(v) of Regulation S-K and do not reflect actual compensation paid to the CEO and the remaining NEOs. See table below for the details of amounts deducted and added to the Summary Compensation Table figure to calculate compensation actually paid.

| | 2023 | | 2022 | | 2021 | | 2020 | |
	CEO	Average of the remaining NEOs	CEO	Average of the remaining NEOs	CEO	Average of the remaining NEOs	CEO	Average of the remaining NEOs
Total Compensation as reported on Summary Compensation Table	$5,887,317	$2,545,333	$4,540,010	$2,056,345	$2,392,292	$1,243,941	$1,882,098	$1,268,335
Deduct change in present value (PV) of pension benefits as reported on Summary Compensation Table[i]	—	(8,275)	—	—	—	(1,159)	—	(42,264)
Deduct fair value of stock options granted as reported in Summary Compensation Table	(652,000)	(244,500)	(554,400)	(213,860)	(261,800)	(93,500)	(220,800)	(65,550)
Deduct fair value of stock awards granted as reported in Summary Compensation Table	(1,993,420)	(668,525)	(1,638,000)	(503,100)	—	—	—	—
Add fair value at year end of stock options granted in current year	1,360,000	510,000	678,600	262,015	530,600	189,500	118,800	45,163
Add fair value at year end of stock awards granted in current year	2,410,800	808,500	1,690,500	519,023	—	—	—	—
Add change in fair value at year end from fair value of prior year end of unvested stock option awards granted in prior fiscal years	878,792	272,926	240,000	56,788	423,913	93,752	(101,573)	(19,009)
Add change in fair value at year end from fair value of prior year end of unvested stock awards granted in prior fiscal years	245,123	70,035	—	—	—	1,830	—	(1,999)
Add change in fair value at year end from prior year fair value of stock option awards granted in prior fiscal years that vested in current fiscal year	508,158	146,007	99,440	19,903	174,175	34,121	(34,943)	(6,896)
Add change in fair value at year end from prior year fair value of stock awards granted in prior fiscal years that vested in current fiscal year	122,378	34,965	—	(286)	—	2,555	—	(2,397)
Compensation Actually Paid	$8,767,147	$3,466,466	$5,056,150	$2,196,828	$3,259,180	$1,471,040	$1,643,582	$1,175,383

i. Represents aggregate change in the actuarial present value of the named executive officer's accumulated benefit under all defined benefit and actuarial pension plans reported in the Summary Compensation Table.

4. The Peer Group consists of American Financial Group, Inc.; American International Group, Inc.; W.R. Berkley Corporation; Chubb Limited; Cincinnati Financial Corporation; CNA Financial Corporation; Fidelity National Financial, Inc.; First American Financial Corporation; The Hartford Financial Services Group, Inc.; Stewart Information Services Corporation; and The Travelers Companies, Inc.

Description of Relationship Between CEO and NEO Compensation Actually Paid and Company TSR

The following chart sets forth the relationship between compensation actually paid to our CEO, the average of compensation actually paid to our remaining NEOs, and the Company's cumulative TSR over the four most recently completed fiscal years.



Description of Relationship Between CEO and NEO Compensation Actually Paid and Net Income

The following chart sets forth the relationship between compensation actually paid to our CEO, the average of compensation actually paid to our remaining NEOs, and the Company's net income over the four most recently completed fiscal years.



Description of Relationship Between CEO and NEO Compensation Actually Paid and Net Operating Income and Underwriting Income

The following chart sets forth the relationship between compensation actually paid to our CEO, the average of compensation actually paid to our remaining NEOs, and the Company's net operating income and underwriting income over the four most recently completed fiscal years.



Tabular List of Financial Performance Measures

The four items listed below represent the additional most important metrics used to determine compensation actually paid to company performance for the most recently completed year.

- Growth in Net Premium and Fees Earned

- Combined Ratio

- Growth in Book Value per Share, Inclusive of Dividends

- Operating Return on Equity

General Information

Submitting Questions at the Annual Meeting

Shareholders may submit questions to be answered during the Annual Meeting of the Shareholders by following the directions on the meeting website (www.virtualshareholdermeeting.com/ORI2024). Such questions must be germane to matters properly before the Annual Meeting. The Company does not intend to address any questions that are, among other things, irrelevant to the business of the Company or to the business of the Annual Meeting; related to material non-public information of the Company; related to personal matters or grievances; derogatory references to individuals or that are otherwise in bad taste; repetitious statements already made by another shareholder; or out of or order or not otherwise suitable for the conduct of the Annual Meeting as determined by the Chair of the Annual Meeting or the Corporate Secretary in their reasonable judgment.

Additional Information and Technical Assistance During the Annual Meeting

Additional information regarding the rules and procedures for the meeting will be posted on the meeting website (www.virtualshareholdermeeting.com/ORI2024) and can be viewed during the meeting. Technical assistance will be available for those attending the meeting. If there are any technical issues in convening or hosting the meeting, additional information will be promptly posted on Old Republic's website (www.oldrepublic.com) under the heading "2024 Annual Meeting Information".

Shareholders Eligible to Vote

The Company has one class of voting stock outstanding - Common Stock, $1.00 par value per share ("Common Stock"). Shareholders of record as of the close of business on March 25, 2024 are entitled to notice of and to vote at the meeting. On March 25, 2024, there were 275,503,472 shares of Common Stock outstanding and entitled to one vote each on all matters to be considered at the meeting. There are no cumulative voting rights with respect to the election of directors. A list of the shareholders of record entitled to vote at the Annual Meeting of the Shareholders will be available for review by any shareholder, for any purpose germane to the meeting, between 8:30 a.m. and 5:00 p.m. Central Daylight Time at 307 North Michigan Avenue, Chicago, Illinois 60601 for a period of ten days prior to the meeting.

Voting Procedures

The Company's Restated Certificate of Incorporation and Amended and Restated By-laws prescribe voting procedures for certain, but not all, corporate actions. When no procedures are prescribed, the General Corporation Law of the State of Delaware applies. Matters presented at the Company's Annual Meetings of Shareholders are decided as follows: (1) directors are elected by a majority of the votes cast by holders of shares entitled to vote with respect to each director's election, provided that if, as of the record date for a meeting of stockholders for which directors are to be elected, the number of nominees exceeds the number of directors to be elected (i.e., a contested election), the nominees receiving a plurality of the votes cast by holders of shares entitled to vote in the election shall be elected; (2) amendments to the Company's Restated Certificate of Incorporation are determined by the affirmative vote of the majority of shares outstanding and entitled to vote, except for: (a) amendments that concern approval thresholds for plans of merger or other business transactions not unanimously approved by the Board of Directors, which require the approval of 80% of the shares entitled to vote, and (b) amendments that concern the number or terms of the Board of Directors, which require the approval of 66-2/3% of the shares entitled to vote; (3) shareholder action to repeal, alter, amend or adopt new by-laws requires the approval of 66% of the shares entitled to vote; and (4) all other matters are determined by the affirmative vote of the majority of shares present in person or by proxy at the meeting and entitled to vote.

Under Delaware law, the votes at the Company's Annual Meeting of the Shareholders will be counted by the inspectors of election appointed for the meeting. The inspectors are charged with ascertaining the number of shares outstanding, the number of shares present, whether in person or by proxy, and the validity of all proxies. The inspectors are entitled to rule on any voting challenges and are responsible for the tabulation of the voting results.

A quorum for the Company's Annual Meeting of the Shareholders is a majority of the shares outstanding and entitled to vote appearing in person or by proxy at the meeting. Under Delaware law, abstentions are counted in determining the quorum of the meeting, have the effect of a vote "against" any matter that requires an affirmative vote of at least the majority of shares present in person or by proxy at the meeting, and have no effect on the election of directors in an uncontested election.

Shares beneficially owned but registered in the name of a broker or bank will be counted for the determination of a quorum for the meeting if there is a discretionary voting item on the meeting agenda within the meaning of section 402.08 of the NYSE Listed Company Manual. If there is a discretionary item on the agenda and the broker or bank does not vote these shares (a "non-vote"), they will not be counted as having voted on the proposal. Therefore, a non-vote will have no effect. This year Item 2 is a discretionary voting item; all other items are non-discretionary.

Revoking Your Proxy

Your proxy may be revoked at any time before shares are voted by written notification addressed to the persons named therein as proxies, and mailed or delivered to the Company at 307 North Michigan Avenue, Chicago, Illinois 60601. All shares represented by effective proxies will be voted at the meeting and at any adjournments thereof.

How Your Shares will be Voted

If the enclosed proxy is properly executed and returned in time for voting or you properly submit your vote by telephone or the internet no later than 11:59 PM, Eastern Daylight Time on May 22, 2024, the shares represented thereby will be voted as indicated thereon. If no specification is made, the shares represented thereby will be voted by the Company's proxy committee (whose members are listed on the proxy card) for: (Item 1) the election of the director nominees named in this proxy statement (or substitutes thereof if any nominees are unable or refuse to serve); (Item 2) the selection of the Company's independent registered public accounting firm; (Item 3) the advisory vote concerning the Company's executive compensation as recommended by the Board of Directors; and (Item 4) in the discretion of the proxy committee upon any other matters which may properly come before the meeting.

Householding of Proxies

The SEC has adopted rules that permit companies and intermediaries such as brokers to satisfy delivery requirements for annual reports and proxy statements with respect to two or more shareholders sharing the same address by delivering a single annual report and/or proxy statement addressed to those shareholders. This process, which is commonly referred to as "householding," potentially provides extra convenience for shareholders and cost savings for companies. The Company and some brokers who distribute annual reports and proxy materials may deliver a single annual report and/or proxy statement to multiple shareholders sharing an address unless contrary instructions have been received from the affected shareholders.

Once you have received notice from your broker or the Company that your broker or the Company will be householding materials to your address, householding will continue until you are notified otherwise or until you revoke your consent. You may request to receive promptly at any time a separate copy of our annual report or proxy statement by sending a written request to the Company at 307 North Michigan Avenue, Chicago, Illinois 60601, attention Investor Relations, or by visiting our website, www.oldrepublic.com and downloading this material.

If, at any time, you no longer wish to participate in householding and would prefer to receive a separate annual report and proxy statement in the future, please notify your broker if your shares are held in a brokerage account, or if you hold registered shares, the Company's transfer agent, EQ Shareowner Services, P.O. Box 64874, St. Paul, MN 55164, phone number 800-401-1957.

Other Matters for the Annual Meeting of the Shareholders

The Company knows of no matters, other than those referred to herein that will be presented at the meeting. If, however, any other appropriate business should properly be presented at the meeting, or any adjustment or postponement thereof, the proxies named in the enclosed form of proxy will vote the proxies in accordance with their best judgment.

Expenses of Solicitation

All expenses incident to the solicitation of proxies by the Company will be paid by the Company. In addition to solicitation by mail, the Company has retained D. F. King & Company of New York City, to assist in the solicitation of proxies. Fees for this solicitation are expected to be approximately $10,500. In a limited number of instances, regular employees of the Company may solicit proxies in person or by telephone.

Director Candidate Recommendations

The Governance and Nominating Committee may consider qualified director candidates nominated by shareholders, but the Committee has no obligation to recommend such candidates for inclusion on the Board or in the Company's proxy statement. Any shareholder nomination should be accompanied by a comprehensive description of the person's qualifications plus additional sources of relevant information that will assist the Committee in its review of the person's background and qualifications before making a determination of the candidate's fitness to serve. Such material must conform to the requirements contained in the Company's "Advance Notice by-law". The requirements of that by-law can be reviewed on the Company's website, www.oldrepublic.com. All candidates nominated by shareholders will be evaluated with the same minimum criteria discussed in this proxy statement. A candidate who does not display such criteria will not be recommended by the Committee for membership on the Board. Given the long-term, regulated nature of the Company's business, nominees will not be considered if they are regarded simply as representatives of a particular shareholder or group of shareholders with a short-term agenda and not oriented toward the demands of a regulated insurance business vested with the public interest and governed for the long run. Shareholders who wish to nominate an individual for election as a director, rather than recommending a candidate for nomination by the Board, must follow the procedures described below and in the Company's By-laws.

Shareholder Proposals or Director Nominations for the 2025 Annual Meeting

To be included in the Company's proxy statement for the 2025 Annual Meeting of the Shareholders pursuant to Rule 14a-8 under the Exchange Act, a shareholder proposal must be received by the Company no later than November 28, 2024, and otherwise comply with all applicable federal securities laws. Proposals should be directed to the attention of the Corporate Secretary at 307 N. Michigan Avenue, Chicago, Illinois 60601.

Pursuant to the advance notice provisions of our By-laws, in order for a shareholder to properly nominate a Board candidate or bring any other business at the Company's annual shareholder meetings, notice of such nomination or business must be given in writing to the Corporate Secretary and delivered to or mailed and received at the Company's principal executive offices, not less than 90 days nor more than 120 days prior to first anniversary of the preceding year's annual shareholder meeting, and otherwise comply with the information and procedural requirements set forth in our By-laws.

In order for a nominee for election to the board of directors to be included in our proxy statement and proxy card for any annual meeting of the shareholders, notice of such nominee must be properly submitted pursuant to the proxy access provisions of our By-laws and have been delivered to or mailed and received at the principal executive offices of the Company not less than 120 days nor more than 150 days prior to the first anniversary of the date of the proxy statement for the corporation's immediately preceding annual meeting of the shareholders, and otherwise comply with the information and procedural requirements set forth in our By-laws.

These descriptions are summaries only, and for the complete provisions, shareholders should refer to the Company's By-laws, which can be reviewed on the Company's website, www.oldrepublic.com.

This proxy statement is filed by order of the Board of Directors.

Thomas A. Dare
Senior Vice President, General Counsel and Secretary
Chicago, Illinois
March 28, 2024



307 North Michigan Avenue, Chicago, Illinois 60601-5382 | T: 312.346.8100

Website: http://www.oldrepublic.com